

great people great service
AutoZone

2024 ANNUAL REPORT
Notice of Annual Meeting of Stockholders and Proxy Statement



Corporate Profile

AutoZone is the leading retailer and distributor of automotive replacement parts and accessories in the Americas. Each store carries an extensive product line for cars, sport utility vehicles, vans and light duty trucks, including new and remanufactured automotive hard parts, maintenance items, accessories and non-automotive products. In the vast majority of our domestic stores and our stores in Mexico and Brazil, we have a commercial sales program that provides prompt delivery of parts and other products and commercial credit to local, regional and national repair garages, dealers, service stations, fleet owners and other accounts. We also sell automotive hard parts, maintenance items, accessories and non-automotive products through www.autozone.com, and our commercial customers can make purchases through www.autozonepro.com. Additionally, we sell the ALLDATA brand of automotive diagnostic, repair, collision and shop management software through www.alldata.com. We also provide product information on our Duralast branded products through www.duralastparts.com. We do not derive revenue from automotive repair or installation services.

- 7,353 stores (6,432 stores in 50 states in the U.S., 794 stores in Mexico, and 127 stores in Brazil)
- 5,898 domestic Commercial programs
- 14 Distribution centers (11 in the U.S., two in Mexico and one in Brazil)
- 126,000 AutoZoners

Selected Financial Highlights

(Dollars in millions, except per share data)	2024*	2023	2022	2021	2020
Net Sales	$18,490	$17,457	$16,252	$14,630	$12,632
Operating Profit	$3,789	$3,474	$3,271	$2,945	$2,418
Diluted Earnings per Share	$149.55	$132.36	$117.19	$95.19	$71.93
After-Tax Return on Invested Capital	49.7%	55.4%	52.9%	41.0%	35.7%
Domestic Same Store Sales Growth	0.4%	3.4%	8.4%	13.6%	7.4%
International Same Store Sales Growth**	10.2%	17.5%	19.2%	20.7%	4.7%
Operating Margin	20.5%	19.9%	20.1%	20.1%	19.1%
Cash Flow from Operations	$3,004	$2,941	$3,211	$3,519	$2,720



* FY2024 includes a 53rd week of results
** Based on constant currency. Excludes impacts from fluctuations of foreign exchange rates.

AutoZone's Pledge, est. 1986

AutoZoners always put customers first!
We know our parts and products.
Our stores look great!
We've got the best merchandise at the right price.



Dear Customers, AutoZoners and Stockholders,

On behalf of the 126,000 AutoZoners, I am excited to update you on our progress during fiscal 2024 ("FY24") and to review our plans for fiscal 2025 ("FY25") and beyond. For FY25, AutoZone launched our new operating theme focused on great customer service with the operating theme, "Great People, Great Service". "Great People, Great Service" is an action plan and a commitment to doing the right things for our Customers and AutoZoners. This theme is an outcome of our culture, our Pledge, and our Values. Our theme is not a new one, but essential to remain focused on our customers, AutoZoners and our strategies. In FY25, we will continue to invest in our culture, in training AutoZoners, improving inventory assortments, building on our supply chain, and deploying technology investments implemented in FY24 to allow more AutoZoners than ever to say "Yes" to more customers.

This past year marked our 45th anniversary, and my first year serving as President and Chief Executive Officer ("CEO"). After working nearly 40 years in the automotive aftermarket, thirty-one of those years at AutoZone, I am honored that Bill Rhodes, our Executive Chairman, and our entire Board of Directors had confidence in me to name me the fifth CEO in AutoZone's rich history. AutoZone is a very special organization, and our culture is second to none. I want to thank Bill Rhodes, our Board of Directors and our management team for such a successful leadership transition. What made the transition smooth was the years of leadership experience we have at AutoZone. While I started working in a store 31 years ago, a majority of our leadership team has a similar degree of experience. Our officers average more than 18 years of experience with the Company! This is an amazing statistic and wonderful benefit to the organization when it comes to leading the Company. As a member of the leadership team the last several years, I am proud of what we've accomplished but even more excited about what we will accomplish. By focusing on developing our AutoZoners' skill, talents, and striving to always say "Yes" to our customers, we are strengthening our founder's vision and positioning ourselves well for continued success.

Fiscal Year 2024

While FY24 was not an easy one for us, it was transformative. Our domestic same store sales of 0.4% were the lowest we've had since 2017, but that number doesn't tell the real story. With negative transaction counts and lower ticket growth, our DIY business experienced slightly negative same store sales. Similar to DIY, our Domestic Commercial business experienced lower traffic and ticket growth than we'd seen in more than 10 years. As we were coming off very strong domestic sales the last few years, customers were challenged in FY24. Specifically, over the last few years, they've faced higher inflation across just about everything they buy, which negatively impacted their discretionary purchases. While many of our parts and products are purchased due to failure and maintenance needs, discretionary purchases represent approximately 15% of our auto parts sales. Domestically, discretionary sales were meaningfully negative for the year. However, on the international front, we experienced another solid year. We grew same store constant currency sales 10.2% and opened 81 new stores.

A time for prudent investment

With a tougher macro environment, we decided this is the time to invest our capital for future years' growth. We have confidence in our industry with the average age of light vehicles over 12.6 years, more vehicles on the road, and miles driven continuing to increase. We began with an investment in our largest Supply Chain initiative to date, which we call Supply Chain 2030. This investment is focused on improving our supply chain network to support our store growth through the year 2030. As part of this initiative, we started construction on two new distribution centers in the U.S. and doubled the size of one of our distribution centers in Mexico while working to relocate to a much larger distribution center in Monterey, Mexico. We also began construction on a new distribution center in Brazil which is expected to open in late calendar 2025. On the technology front, we invested more in our proprietary systems that support the Commercial business across all countries. Our other systems investments are focused on making AutoZone easier to do business with. As we have begun to implement these upgrades in markets, we saw our sales increase. We are making one of the largest commitments to store growth that we've ever made. We have established an annual target of opening 500 stores globally by fiscal 2028 ("FY28"). We are targeting approximately 300 domestic stores, and 200 international stores annually. As these are significant goals, considering we have been opening around 200 stores globally, we ramped up our store development efforts. This year, we opened, 213 net new stores with plans to open more each year as we strive for our stated goal in FY28. As part of these new store openings, we are extremely excited to share that we will also ramp up our hub and mega hub openings. We plan to have approximately 285 Mega Hubs and over 300 hubs domestically at maturity. Lastly, we've continued to invest in



ALLDATA, our subsidiary, that is second to none in the global marketplace for original equipment ('OE") diagnostic and repair information. With these upgrades, we expect to grow ALLDATA domestically and internationally in the coming years. These are all very exciting initiatives, but they will take time to develop, and they come with some near-term cost headwinds. Our capital expenditures in FY24 were at an all-time high, exceeding $1 billion. We expect to have similar levels of capital spend in FY25.

What was different in Fiscal Year 2024

While our story continues to be one of evolution and not revolution, we believe we are well positioned to begin FY25. With one of the best brands of products in the automotive aftermarket, Duralast, we have expanded lines of coverage. In addition to the capital and inventory investments we made in FY24, we made sizable investments in operating expenses. We focused on what we call "Flawless Execution". Specifically, our store level turnover improved, our customer service is noticeably better, we increased our efforts toward training, and our in-stock is back to pre-pandemic levels.

Regarding Commercial, we opened 216 net new programs, and now have programs in 92% of our U.S. stores. With less than 5% share of the overall Commercial market, we feel we are well positioned to continue gaining share in FY25.

We also continued accelerating our international store growth, opening more stores outside the U.S. than ever before. We continue to see our products and service offerings being well received by our customers in Mexico and Brazil. Just as in the U.S., our biggest growth opportunity internationally is growing our commercial capabilities.

We remain committed to expanding our internet offerings. We believe www.autozone.com is well positioned to help with the ever-increasing demands of online shoppers.

We are proud of what we've accomplished, and we believe FY24 laid a strong foundation for an even better FY25. While FY24 was clearly a more challenging year, our initiatives are beginning to drive sales and will for years to come. Lastly, we continue to invest in our information systems infrastructure at increasing levels, as these investments will be core to our customer service offerings. Looking forward, FY25 will be a very busy year for us as we remain focused on sustainable growth.

Summary of FY24 results

During FY24, we had many successes. We delivered a record $18.5 billion in sales, up 5.9% over fiscal year 2023 ("FY23"), and a record $149.55 in earnings per share, up 13.0% over FY23 on a 53-week basis. Below are key highlights:

- Expanded our domestic store base by 132 net new stores
- Opened 216 net new domestic Commercial Programs, now in 92% of our store base
- ncreased our presence in Mexico, opening 54 new stores and ending with 794 stores
- Opened 27 additional stores in Brazil, for a total of 127 stores
- Opened 19 additional hub stores, finishing FY24 with 327 hubs (including 109 mega hubs)
- Continued with our relentless focus on Return On Invested Capital (ROIC), reporting 49.7% for FY24
- Generated $3.0 billion of Operating Cash Flow
- Repurchased more than $3.1 billion of our shares for the fourth consecutive year

Our success is directly attributable to our 126,000 AutoZoners and their commitment to living our Pledge and Values and leveraging our unique and powerful culture.

Why we are looking forward to FY25

We are the leading retailer and distributor of automotive replacement parts and accessories in the Americas with 7,353 stores. Our growth priorities for FY25 are:

- U. S. Retail (DIY)
- U.S. Commercial (DIFM)
- Accelerate International

In all our markets, we will continue to improve coverage and expand assortment; deploy inventory more robustly and effectively across our supply chain network; leverage technology to improve the ease of doing business with us; train and invest in AutoZoners for long-term retention; and remain relentless on execution.

U.S. Retail

During FY25, we will continue to focus on further implementation of our supply chain and inventory initiatives. Many of our Retail initiatives don't change significantly from year to year. Our Great People, Great Service initiative will continue to be a constant as it is key to our culture of taking care of the customer. A continued focus on technology enhancements will be part of our key priorities for years to come. We will begin to leverage our improved online presence with expanded assortments. We will continue to focus on building on our share gains. For FY25, we are targeting approximately 180 new domestic stores, including more than 20 new Mega Hubs.

U.S. Commercial

As we have less than 5% share in this $100 billion plus market, we see an enormous opportunity for growth. While FY24 experienced slower sales growth, we are optimistic on growth potential for the new year. With just under $5.0 billion in sales for FY24, we are excited about where we are headed. We are focused on improving the ease of doing business with our customers, and our goal remains to grow faster than the overall market. Our comprehensive strategy includes improving product availability, improving delivery times to customers, leveraging the Duralast brand, and improving our service levels all while making sure we are "priced" right.

International

With just over 900 stores internationally, we have lots of opportunity for international expansion. While exchange rates became a challenge for us in the last quarter of FY24, the business we generated in local currency was exceptional. For FY25, we are targeting approximately 100 new international stores as we see great growth opportunities across both Mexico and Brazil.

Our Future

Beyond FY25, we have great plans for our future. We now believe we can have more than 10,000 stores in the U.S. and 1,500 in Mexico as we further penetrate the Commercial market in both countries. While ramping up our store openings and investing heavily in supply chain initiatives, our capital allocation strategy will remain unchanged. We will continue to hold our investments to the same hurdle rates driving strong returns on invested capital.

We have a solid business model that is built on delivering consistent financial results. As we continue to open stores and grow sales across our business, we will continue to leverage our historically strong cash flows to repurchase shares enhancing our earnings per share. We will continue to invest in initiatives that provide us with an appropriate return. As our ROIC, at 49.7%, is one of the best in all of hardlines retailing, we are committed to being good stewards of capital as we understand the capital we deploy is your capital.

Before I close, I want to thank our entire Board of Directors for their confidence in me to lead such a wonderful company as AutoZone. Their advice has been invaluable to me. At our annual meeting in December, Enderson Guimaraes, a board member since 2012 and a member of our Nominating and Corporate Governance Committee, and Bryan Jordan, a board member since 2013 and our Audit Committee Chair, have decided not to stand for reelection. They will be missed, as they have been instrumental in the longer-term strategic decisions we have made. We cannot thank them enough for their leadership and service on our board.

I am honored and humbled to stand on the shoulders of our outstanding past and present AutoZone leaders who allowed us to be where we are today, the leading retailer and distributor of automotive replacement parts and accessories in the Americas. Finally, I want to highlight how strong our leadership team is at AutoZone. I believe we are second to none when it comes to years of leadership and expertise. I am truly fortunate to have such amazing support when it comes to crafting our future growth plans.

As this letter marks my first since becoming Chief Executive Officer, I commit to you that we will remain focused on delivering the kind of results we have over the last forty-five years. It is an honor serving in this capacity, and I'm proud of the team we have in place to lead us into the future. AutoZone is well positioned for future success. Again, I want to thank all AutoZoners for their continued dedication and tireless efforts in FY24. Additionally, I would like to thank you, our stockholders, for the confidence you have placed in our team by your decision to invest in AutoZone. We remain committed to managing your capital wisely, achieving the returns on capital you entrust us to deploy and returning excess cash through our share repurchase program.

We remain passionate to *Live The Pledge* and our Values in order to earn our customers' trust and business every single day. We continue to believe that AutoZone's best days are ahead.

Thank you for staying in the Zone with us and providing the confidence in our leadership team with your investments in AutoZone.

Sincerely,



Philip B. Daniele, III
President and CEO



Notice of Annual Meeting of Stockholders and Proxy Statement

Dear Stockholders,

In connection with our 2024 Annual Meeting of Stockholders to be held at the J. R. Hyde III, Store Support Center in downtown Memphis on December 18th, 2024, it is my honor to address you, our owners, on key developments that have occurred since our last annual meeting.

For the first time in nearly two decades, our board of directors ("board") facilitated a rigorous and robust succession planning process which lasted over three years culminating in the selection of Phil Daniele, who on January 2nd, 2024, became AutoZone's fifth Chief Executive Officer in our rich history. We recently completed our annual review processes of the board and its committees and during that exercise, every director reported being very pleased with the process and ecstatic with the outcome.

As part of the succession planning process, the board also requested that I remain Chairman of the Board and move into an Executive Chairman role. In this role, I'm pleased to continue to work with Phil and our talented Executive Committee (the senior most leaders of the management team). While I thoroughly enjoy working with the team in this capacity, sharing my experiences, perspectives and historical knowledge, it is important for everyone to have clarity – my role is one of advisor, coach, sounding board and mentor - Phil, in his role as President and CEO, is the ultimate decision maker. These changes resulted in us splitting the roles of Chairman and CEO for the first time since 2007. In our shareholder outreach, we've heard mixed perspectives on having these roles combined or split. Our board believes in optimizing the structure based on the talents and capabilities of the leadership at the time and we will evaluate future structures when appropriate. Today, our plan is to utilize this structure for the foreseeable future.

Our board is constantly working to enhance its performance and, as part of this quest for continuous improvement, for the fourth time in the last 12 years, we hired a third party to lead and facilitate a formal 360 review process for each member of the board. These reviews were both quantitative and qualitative and included feedback from several of our key Executive Committee members. Also, this year, we comprehensively evaluated our corporate governance principles which were initially developed in the early 2000s. Our fresh assessment of these principles led to robust discussions about important topics like age and tenure limits, committee rotations and the number of public boards on which our directors may serve. The Board ultimately decided not to set arbitrary age or tenure limits. Instead, it prefers to hold itself accountable to effectively self-govern and refresh when appropriate.

We are proud of the diversity of the Board. As we have learned over the years, diverse backgrounds, experiences and perspectives lead to better decisions and performance. In evaluating our board today, we note that we have an emerging tenure issue, as our overall tenure is higher than the S&P 500. Accordingly, we, as a board, are committed to refreshment and will do so in a thoughtful and disciplined manner. Recently, two of our directors, Enderson Guimaraes and D. Bryan Jordan, have shared their intentions to not stand for re-election this December. These changes will result in our board consisting of nine directors and we will begin a formal search process led by a third party to help us identify one or two incremental directors.

I want to thank Enderson and Bryan for their service to our company for more than a decade. They both have brought unique perspectives that they willingly share with our board and management team enriching the discussions and leading to better outcomes.

Historically, our say-on-pay vote has been in the high eighties or low nineties. Last year, our say-on-pay vote dropped into the high seventies. In response to this lower percentage, the chair of our compensation committee, along with our Vice President of Investor Relations, reached out to our shareholders to discuss our compensation program. We shared our approach and philosophy, resulting performance and we listened and have made changes to our program, which are reflected in the Compensation Discussion and Analysis report enclosed. I recommend you review this in-depth disclosure, as we believe our program is a crucial part of our success.

We continued our cadence of publishing our Environmental, Social and Governance ("ESG") Report in mid-April. This report reflects the progress we've made in pursuit of our 2025 and 2030 environmental goals and our work to meet our aspirational goal in 2050.

Over the course of the last few months, we have held off-season engagement with you, our owners, representing approximately 50% of shares outstanding sharing these changes and listening to your thoughts and ideas. We thank you for sharing and have taken your feedback to heart.

On behalf of the Board, I invite you to join us for our 2024 Annual Meeting of Stockholders and as always, we appreciate your investment in us and your continued support.

Sincerely,



Bill Rhodes

Bill Rhodes
Executive Chairman



NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Proxy



DATE AND TIME
December 18, 2024
8:00 a.m. Central Time



PLACE
J. R. Hyde III Store Support Center
123 S. Front Street
Memphis, Tennessee 38103



RECORD DATE
Close of business on
October 21, 2024

ITEMS OF BUSINESS

1. Election of 9 directors

2. Ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the 2025 fiscal year

3. Advisory vote on the compensation of named executive officers

4. Advisory vote on reducing the ownership threshold to call special meeting of shareholders

5. Shareholder proposal

In addition, we will transact such other business properly brought before the meeting.

VOTING

Your vote is important. We strongly encourage you to submit your vote as promptly as possible through the Internet, by telephone or by mailing your completed and signed proxy card (or voting instruction form, if you hold your shares through a broker, bank or nominee). For more specific instructions on how to vote, please see page 79.

MEETING MATERIALS

This Proxy Statement and our 2024 Annual Report are available on the Investor Relations section of our website at www.investors.autozone.com. Additionally, you may access our proxy materials at www.envisionreports.com/AZO.

ATTENDING THE MEETING

We are holding the 2024 Annual Meeting at the J. R. Hyde III Store Support Center located at 123 S. Front St, Memphis, Tennessee 38103. For additional information on how you may attend or vote at the meeting, please see page 79.

By Order of the Board of Directors,

Jenna M. Bedsole

Memphis, Tennessee
October 30, 2024

Jenna M. Bedsole
Secretary

[THIS PAGE INTENTIONALLY LEFT BLANK]

PROXY SUMMARY

This Proxy Summary provides general information about AutoZone and highlights information contained elsewhere in this Proxy Statement. As it is only a summary, please refer to the entire Proxy Statement and the Annual Report on Form 10-K for the fiscal year ended August 31, 2024 before you vote. In this Proxy Statement, we use the term "AutoZone," "we," "us," "our" and "the Company" to refer to AutoZone, Inc.

MEETING INFORMATION

DATE & TIME

December 18, 2024 at 8:00 a.m. CT

LOCATION

J. R. Hyde III Store Support Center, 123 S. Front Street, Memphis, Tennessee 38103

RECORD DATE

Shareholders of record as of the close of business on October 21, 2024 are entitled to vote.

ITEMS OF BUSINESS

Proposal Number	Board Recommendation	Page
1. Election of 9 directors	FOR each of the directors	25
2. Ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the 2025 fiscal year	FOR	31
3. Approval of an advisory vote on the compensation of named executive officers	FOR	33
4. Advisory vote on reducing the ownership threshold to call a special meeting of shareholders	FOR	34
5. Shareholder Proposal	AGAINST	35

VOTING

We strongly encourage you to submit your vote as promptly as possible through the Internet, by telephone or by mailing your completed and signed proxy card (or voting instruction form, if you hold your shares through a broker, bank or nominee). You may also attend the Annual Meeting and vote in-person.

Internet

Visit the website on your proxy card, voting instruction form or electronic communications.

Telephone

Call the telephone number on your proxy card, voting instruction form or electronic communications.

Mail

Sign, date and return your proxy card or voting instruction form in the enclosed envelope.

At the Meeting

Attend the Annual Meeting and vote in-person.

For more specific instructions on how to vote as well as how to attend the Annual Meeting, please see page 79.

ABOUT THESE MATERIALS

We began mailing our Notice of Internet Availability of Proxy Materials (the "Notice") to each shareholder entitled to vote at the Annual Meeting on or about October 30, 2024. Our Board of Directors (the "Board") has sent you this Proxy Statement to solicit your vote at the Annual Meeting or any adjournment thereof.

AutoZone Highlights

FY24 FINANCIAL AND OPERATIONAL HIGHLIGHTS*



- **$18.5 Billion in Revenue** and **$149.55 Diluted Earnings per Share**
- Completed **$3.2 billion in Share Repurchases**
- Average of **21.1% Total Shareholder Return (TSR)** for past 20 years
- **7,353 Stores Globally**, including 6,432 in the U.S., 794 in Mexico and 127 in Brazil
- **5,898 Commercial Programs** in the U.S.

For more information, see: AutoZone's Form 10-K for the fiscal year ended August 31, 2024 (the "FY24 Form 10-K") filed with the Securities and Exchange Commission ("SEC").

CORPORATE GOVERNANCE



- **Board Leadership** consists of Executive Chairman and Lead Independent Director
- **Disciplined succession planning efforts** resulted in appointment of new President and Chief Executive Officer with over 30 years of AutoZone tenure and nearly 40 years of industry experience
- Audit, Compensation and Nominating & Corporate Governance Committees (the "Standing Committees") made up entirely of **Independent Directors**
- Use of **Third-Party Firm** for 2021 and 2024 **Board Evaluations**
- Review and update of **Corporate Governance Principles** in FY24, which includes **Board Diversity Policy**
- Committee charters reflect **strong oversight of environmental, social and governance ("ESG")** matters

For more information, see: Corporate Governance beginning on page 7.

EXECUTIVE COMPENSATION



- Significant portion of executive's compensation is **variable or at-risk**
- Annual Incentive Plan tied to **economic profit**, as a function of Earnings Before Interest and Taxes ("EBIT") and Return on Invested Capital ("ROIC")
- **Robust Shareholder Engagement** led by Chair of the Compensation Committee to understand **Say-On-Pay Vote**
- Compensation plans and practices reviewed to ensure they **do not encourage excessive risk-taking**
- **Stock Ownership Guidelines** aligned to compensation strategy

For more information, see: Compensation, Discussion & Analysis beginning on page 38.

SHAREHOLDER ENGAGMENT



- Conduct **year-round outreach** through our Board leadership, senior management, investor relations and legal teams to understand shareholders' perspectives, priorities and concerns
- In the Summer and Fall of 2024, **invited investors representing 67% of shares outstanding** to discuss corporate governance, leadership transition and say-on-pay

For more information, see: Shareholder Engagement on page 21 and, for compensation-related engagement, page 41.

* Information reflected as of, and for the fiscal year ended, August 31, 2024, as applicable

Disclaimer: The contents of any websites, reports or other materials are not incorporated by reference into this proxy statement and do not constitute a part of this proxy statement.



PLEDGE &VALUES

AutoZoners always put customers first!

We know our parts and products.

Our stores look great!

We've got the best merchandise at the right price.

AutoZone

ALLDATA

©2018 AutoZone, Inc. All rights reserved. AutoZone, AutoZone & Design, and ALLDATA are registered marks of AutoZone IP LLC or one of its affiliates.

An AutoZoner Always...

PUTS CUSTOMERS FIRST
Exceed your customers' expectations by providing WOW! Customer Service and going the Extra Mile. Understand your customers' needs and solve their problems. Treat each customer as your only customer.

CARES ABOUT PEOPLE
Treat people with dignity and respect. Recognize great work and provide frequent feedback. Demonstrate concern for others and your community. Create a safe environment. Own your development and help develop others.

STRIVES FOR EXCEPTIONAL PERFORMANCE
Be accountable and honor your commitments. Act in a manner of the highest legal and ethical standards. Use resources wisely and promote a culture of thrift. Take strong initiative, act quickly and do the job right the first time.

ENERGIZES OTHERS
Share your passion for the business. Generate enthusiasm, motivate others and promote innovation. Listen and assume positive intent in others.

EMBRACES DIVERSITY
Welcome each individual's heritage, differences and unique qualities. Build teams with diverse thoughts, skills, knowledge and backgrounds. Value the ideas and opinions of others.

HELPS TEAMS SUCCEED
Actively contribute to team goals and seek opportunities to lead. Be a reliable and supportive team member. Strive for accurate and clear communication. Place team goals over personal goals.

CULTURE



- Our **Pledge and Values** foster a strong, unique and powerful culture of teamwork and customer service. Every AutoZoner, from the Board of Directors and CEO Team (Vice Presidents and above) to AutoZoners in our stores, strive to *Live the Pledge*.

- Meetings at AutoZone begin with our **Cheer and Pledge**, to remind us of our commitment to customer satisfaction and our promise to put customers first, and an **Extra Miler Story**, to recognize fellow AutoZoners for living our Pledge and Values and taking care of our customers.

- We believe our commitment to living the **Pledge and Values** and strong **culture of recognition** is what sets us apart from our competitors and drives our success.

HUMAN CAPITAL MANAGEMENT



- Approximately **126,000 AutoZoners** Globally

- Named to **Forbes World's Best Employers** for 2021, 2022 and 2023

- **Significant diversity** of backgrounds, experiences and tenures represented on the **Board** and **Executive Committee**

- **Six Business Resource Groups ("BRGs")** supported by a cross-functional **Diversity Council** and **Diversity, Equity and Inclusion ("DEI") Steering Committee**

- Published **EEO-1 compliance disclosure** in ESG Report

For more information, see: Our most recent ESG Report at investors.autozone.com.

Forward Looking Statements: Certain statements contained in this proxy statement, including statements about our estimates, expectations, beliefs, intentions or strategies, constitute forward-looking statements that are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These are based on assumptions and assessments made by our management in light of experience and perception of historical trends, current conditions, expected future developments and other factors that we believe to be appropriate. These forward-looking statements are subject to a number of risks and uncertainties, some of which are discussed in more detail in the "Risk Factors" section contained in Item 1A under Part 1 of the Company's Annual Report on Form 10-K for the year ended August 31, 2024. Forward-looking statements speak only as of the date made. Except as required by applicable law, we undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Board of Directors Nominees

The following tables do not include information about Enderson Guimaraes and D. Bryan Jordan, each of whom have notified the Company of their intention not to stand for reelection.

Name and Principal Occupation	Independent	Age	Director Since	Diversity		Committee Membership		
				Gender	Ethnicity	Audit	Comp	NomGov
Philip B. Daniele, III — President and CEO of AutoZone, Inc.		55	2024					
Michael A. George — Former President and CEO of Qurate Retail	✓	63	2022			M		
Linda A. Goodspeed — Former Managing Partner and COO of WealthStrategies Financial Advisors	✓	62	2013	✓		M	M	
Earl G. Graves, Jr. — President and CEO of Black Enterprise	Lead ✓	62	2002		✓			👤
Brian P. Hannasch — Former President and CEO of Alimentation Couche-Tard	✓	58	2022				M	
Gale V. King — Former EVP and Chief Administrative Officer of Nationwide Mutual Insurance Company	✓	68	2018	✓	✓		M	
George R. Mrkonic, Jr. — Former Non-Executive Chairman of Maru Group	✓	72	2006			M	👤	
William C. Rhodes, III — Executive Chairman and former President and CEO of AutoZone, Inc.		59	2005					
Jill A. Soltau — Former CEO of J.C. Penney Company, Inc.	✓	57	2018	✓				M

👤 indicates Committee Chairperson
M indicates Committee Member
"Lead" indicates Lead Independent Director

"CEO" indicates Chief Executive Officer
"COO" indicates Chief Operating Officer
"EVP" indicates Executive Vice President

BOARD SKILLS

Core Skills	
Leadership	9 / 9
Financial Literacy	9 / 9
Other Public Company Board Experience	7 / 9
Strategy & Business Development	9 / 9
Risk Management	9 / 9

Distinct Strengths	
Retail & Consumer	8 / 9
International	5 / 9
Technology	7 / 9
CEO Experience	6 / 9
Financial Expertise	5 / 9
Supply Chain	6 / 9
Human Capital Management	7 / 9

BOARD COMPOSITION

Independence	
Independent	7 / 9
Not Independent	2 / 9

Diversity of Independent Directors	
Gender	3 / 7
Race / Ethnic	2 / 7

Age of Independent Directors	
50 – 59 years	2 / 7
60 – 69 years	4 / 7
70+ years	1 / 7

Tenure of Independent Directors	
0-5 Years	2 / 7
6-10 Years	2 / 7
11-15 Years	1 / 7
16+ Years	2 / 7

EXECUTIVE COMMITTEE AT-A-GLANCE

DIVERSITY	DEI LEADERSHIP*	TENURE
Female: ● ● ●	BRG Sponsors: ● ● ● ● ● ●	0-10 Years: ● ● ● ● ●
Black: ● ● ●	DEI Council Members: ● ● ● ● ●	11-20 Years:
Hispanic / Latin: ●		21+ Years: ● ● ● ● ● ● ●
Two or More Races: ●		

Total: 12 Executive Committee Members

* Refers to leadership, support and promotion of the Company's DEI initiatives, through serving as an Executive Sponsor of a BRG, a member of the DEI Council or a member of the DEI Steering Committee.

AutoZone is committed to continuing to build a diverse organization that represents our customers and the communities in which we serve. This commitment to diversity begins at the top, and we are proud of the quality, strength, experience, tenure and racial, ethnic and gender diversity of both our Board and our Executive Committee.

TABLE OF CONTENTS

Proxy

CORPORATE GOVERNANCE

AutoZone has a long-standing commitment to promoting the long-term interests of our customers, AutoZoners and shareholders. In furtherance of this commitment, the Board has adopted a comprehensive governance framework to allow it to provide effective oversight and make informed decisions relating to the business, strategy, risk, culture and more. The following section discusses key aspects of our corporate governance structure, principles and practices.

Governance Framework

BOARD LEADERSHIP STRUCTURE

We do not have an express policy on whether the roles of Board Chairman and Chief Executive Officer should be combined or separated. Instead, the Board prefers to maintain the flexibility to determine which leadership structure best serves the interests of our shareholders. If the positions of the Chairman of the Board and CEO are held by the same person, or if the Chairman is employed by or not independent of AutoZone, then the Board will select an independent director to serve as the Lead Independent Director.

Currently, our Board believes that having an Executive Chairman, a Lead Independent Director, Independent Committee Chairs, Independent Committee members for all Standing Committees and a substantial majority of Independent Board members provides the best Board structure for AutoZone. Additionally, the Board believes having an Executive Chairman with a newly appointed CEO allows for a more thoughtful leadership transition among management and at the Board level. This structure, together with our other corporate governance practices, provides strong independent oversight of management while ensuring clear strategic alignment throughout the Company.

The Board has regularly reevaluated this leadership structure as part of the Board evaluation and Board succession planning processes to ensure these important governance matters are considered thoroughly and holistically.

LEAD INDEPENDENT DIRECTOR



**Earl G. Graves, Jr.
Lead Independent
Director**

Our Lead Independent Director, Earl G. Graves, Jr., is a non-employee director who is elected by the Board annually. Our Corporate Governance Principles provide our Lead Independent Director with clearly defined responsibilities as follows:

- Presides at all executive sessions of the independent directors of the Board (without management present) at every regularly scheduled Board meeting;

- Chairs Board meetings when the Chairman is not present;

- Works with management to determine the information and materials to be provided to the Board;

- With Chairman, approves Board meeting agendas, schedules, and other information to be provided to the Board;

- Consults with the Chairman and the CEO on such other matters as are pertinent to the Board and the Company;

- Has the authority to call meetings of the independent directors;

- Is available for direct communication and consultation with stockholders upon reasonable request; and

- Serves as a liaison between the Chairman and the independent directors.

In addition, our Lead Independent Director, Mr. Graves, currently serves as Chairman of the Nominating and Corporate Governance Committee, which enables him to ensure the governance practices of the Board are best suited for the needs of the Company and its shareholders. In this capacity, Mr. Graves and the other independent members of the Nominating and Corporate Governance Committee oversee Board evaluations and Board refreshment, among other things.

DIRECTOR INDEPENDENCE

As stated in AutoZone's Corporate Governance Principles, a substantial majority of the Board of Directors should be independent in accordance with the rules of the New York Stock Exchange ("NYSE"). The Board annually assesses each director's independence after reviewing relevant relationships involving the director and AutoZone. As part of this review, the Nominating and Corporate Governance Committee and the Board considered all such relationships involving AutoZone's non-employee directors, including the below matters.

Ordinary Course Transactions and Business Relationships. The Company routinely procures goods or services from various entities for which a director or his or her immediate family member may be affiliated. During FY24, all such transactions were conducted in the ordinary course of business and on an arms-length basis.

- Ms. Soltau is a member of the board of directors of Southwest Airlines Co. from which AutoZone purchased airline tickets.

- Mr. Hannasch is Special Advisor to the President and Chief Executive Officer of Alimentation Couche-Tard, which operates Circle K convenience stores from which AutoZone purchased miscellaneous goods.

- Mr. Jordan is the Chief Executive Officer and Chairman of the board of directors of First Horizon Corporation. First Horizon holds various AutoZone deposit accounts and participates in one of AutoZone's supplier confirmed receivables programs (under which some AutoZone vendors are borrowers, but AutoZone is not a party to those agreements).

- Ms. King is a member of the board of directors of Unum Group from which AutoZone procured group insurance benefits.

Current or Prior Employment of Immediate Family Member. Directors may have an immediate family member who is an AutoZoner. In FY24, all such employment relationships were in a non-officer capacity and all compensation-related decisions were made in a manner that is consistent with internal practices and policies.

Charitable Contributions or Event Sponsorships. The Company periodically makes donations to not-for-profit organizations or sponsors events with which Board members or their immediate family members may be affiliated. During FY24, all such contributions were conducted in the ordinary course of business and consistent with AutoZone's charitable giving guidelines or otherwise in furtherance of a business purpose.

As such, the Board concluded that none of these transactions were, individually or cumulatively, material to AutoZone and also did not materially benefit any director, directly or indirectly. Accordingly, the Board affirmatively determined that none of Mses. Goodspeed, King, or Soltau or Messrs. George, Graves, Guimaraes, Hannasch, Jordan or Mrkonic has a material relationship with the Company other than in their capacity as a Board member and that all of them are independent within the meaning of the AutoZone Corporate Governance Principles, the NYSE listing standards and applicable law. The Board also determined that Messrs. Rhodes and Daniele are not independent since each is an employee of the Company.

COMMITTEES. AutoZone's Board has three standing committees, each consisting solely of independent directors—the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee (the "Standing Committees"). Additional information about each of the Committees is included below.

GOVERNANCE DOCUMENTS. The key governance documents and policies adopted by the Board are:

- Corporate Governance Principles;
- Charters for its Audit, Compensation, and Nominating & Corporate Governance Committees;
- Code of Conduct for all directors, officers and employees;
- Code of Ethical Conduct for Financial Executives; and
- Policy on Political Contributions and Lobbying Engagements.

The Board reviews these corporate governance documents and policies from time to time and revises them when it believes it serves the interests of the Company and its shareholders to do so, such as in response to changing governance practices or legal requirements. For example, in fiscal year 2024, following the CEO succession, the Nominating and Corporate Governance Committee, together with input and feedback from all Board members, conducted a thorough review and update of the Corporate Governance Principles. Each of these documents is available on our website at investors.autozone.com and is also available, free of charge, in print to any shareholder who requests it.

ENVIRONMENTAL, SOCIAL & GOVERNANCE REPORTS. As part of our commitment to continuous improvement and maximizing long-term shareholder value, the Company's commitment to sustainability has expanded over time. AutoZone has published an ESG Report, and the most current version of this report covering the 2023 Fiscal Year is available on our website at www.investors.autozone.com.

Our website and the information contained therein or linked thereto are not intended to be incorporated into this Proxy Statement. Further, our ESG Report is not, and will not be deemed to be, a part of this Proxy Statement or incorporated by reference herein or into any of our other filings with the SEC.

Risk Oversight

Oversight of risk management is a responsibility of the Board and is an integral part of the Board's oversight of AutoZone's business. The primary responsibility for the identification, assessment and management of the various risks faced by AutoZone resides with AutoZone's management. The Board is primarily responsible for ensuring that management has established and adequately resourced processes for identifying and preparing the Company to manage risks effectively.

Strategic Planning and Operating Risks

The Board reviews the Company's principal strategic and operating risks as part of its regular discussion and consideration of AutoZone's strategy and operating results. The Board also regularly reviews with the General Counsel legal matters that may have a material adverse impact on the Company's financial statements, the Company's compliance with laws, and any material reports received from regulatory agencies.

Financial Risks

The Audit Committee is involved in the Board's oversight of risk management. At each of its regular meetings, the Audit Committee reviews the Company's major financial exposures and the steps management has taken to identify, assess, monitor, control, remediate and report such exposures. The Audit Committee, along with management, also evaluates the effectiveness of the risk avoidance and mitigation processes in place.

Enterprise Risks

To assist with risk management and oversight, AutoZone has adopted the concept of Enterprise Risk Management ("ERM") using the framework issued in 2004 by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's Vice President of Internal Audit, who reports directly to the Audit Committee, has been charged with leading the Company's ERM processes with the assistance of Company management. The Vice President of Internal Audit presents to the Audit Committee a comprehensive review of the Company's ERM processes quarterly. This presentation includes an overview of all significant risks that have been identified and assessed and the strategies developed by management for managing such risks. The Vice President of Internal Audit leads open discussions with the Audit Committee members to analyze the significance of the risks identified and seeks to verify that the list is all-inclusive. Company management is also involved in these discussions to ensure that the Board gains a full understanding of the risks and the strategies that management has implemented to manage the risks.

Information Security Risks

The Audit Committee, in connection with its oversight of the Company's ERM processes described above, reviews and discusses the Company's information security risks directly with the Company's Chief Information Security Officer. This review takes place at each routine, quarterly committee meeting and includes a discussion of significant threats, risk mitigation strategies, any IT security program assessments and identified improvements. Additionally, information security matters are included within a broader IT update which is periodically presented to the full Board of Directors.

Environmental, Social and Governance ("ESG")

The Board exercises its oversight responsibilities of ESG matters both as a full Board and through its committees as appropriate for the subject matter. The Nominating and Corporate Governance Committee has primary responsibility for assisting the Board in overseeing Board governance policies and practices, AutoZone's DEI efforts, ESG reporting and ESG-related shareholder engagement efforts. The Compensation Committee periodically reviews and discusses with management the alignment between AutoZone's compensation programs and human capital management strategy. The Audit Committee provides oversight of the regulatory environment as part of ERM, including with respect to environmental and safety compliance.

Environmental risk is currently a matter of shared oversight. For example, reporting of initiatives and goals relating to our greenhouse gas emissions is overseen by the Nominating & Corporate Governance Committee as part of their oversight of ESG reporting; oversight of environmental-related compliance is overseen by the Audit Committee; and to the extent environmental matters present a strategic risk or opportunity, such issues are overseen by the full Board. Each of the Committees provide reports and feedback to the full Board for its collective review and discussion.

Board and Committee Meetings

BOARD MEETINGS AND ATTENDANCE

During FY24, the Board held 4 meetings. The non-management members of our Board regularly meet in executive sessions in conjunction with each regularly scheduled Board meeting, with our Lead Independent Director, Mr. Graves, presiding at these sessions. All directors attended at least 75% of the meetings of the Board and their assigned committees during FY24. All directors are expected to attend our annual meetings of shareholders. At our 2023 Annual Meeting, all directors were present and available to answer questions.

AUDIT COMMITTEE

Meetings in FY24: 9

Members:
- D. Bryan Jordan (Chair)
- Michael A. George
- Linda A. Goodspeed
- George R. Mrkonic, Jr.

Independent: All

Qualifications: The Board has determined that each Committee member meets the qualifications of an audit committee financial expert as defined by the SEC and is financially literate as defined by the NYSE.

The Audit Committee assists the Board in overseeing the integrity of the Company's financial statements; the independent auditor's qualification, independence and performance; the performance of the Company's internal audit function, and the Company's compliance with legal and regulatory requirements.

Accordingly, the Audit Committee has responsibility for:

- evaluating, appointing or dismissing, determining compensation for, and overseeing the work of the independent public accounting firm employed to conduct the annual audit, which reports to the Audit Committee;

- conducting periodic reviews with Company officers, management, independent auditors, and the internal audit function;

- reviewing and discussing with management and the independent auditor the Company's annual audited financial statements, quarterly financial statements, internal controls report and the independent auditor's attestation thereof, and other matters related to the Company's financial statements and disclosures;

- overseeing the Company's internal audit function; and

- reporting routinely to the Board and making recommendations.

COMPENSATION COMMITTEE

Meetings in FY24: 5

Members:
- George R. Mrkonic, Jr (Chair)
- Linda A. Goodspeed
- Brian Hannasch
- Gale V. King

Independent: All

Qualifications: The Board has determined that each member of the Compensation Committee meets the additional independence requirements of the SEC and NYSE applicable to Compensation Committee members.

The Compensation Committee has responsibility for:

- reviewing and approving AutoZone's compensation philosophy, strategy and objectives;
- reviewing and approving the compensation programs, plans, policies and awards for executive officers;
- leading the independent directors in the evaluation of the performance of the CEO in meeting established goals and objectives relevant to the compensation of the CEO;
- acting as administrator of AutoZone's short- and long-term incentive plans and stock or stock-based plans;
- reviewing the compensation of AutoZone's non-employee directors from time to time and recommending to the full Board any changes that the Compensation Committee deems necessary; and
- reviewing and discussing with management the alignment between AutoZone's compensation programs, company strategy and human capital management strategy.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Meetings in FY24: 3

Members:
- Earl G. Graves, Jr (Chair)
- Enderson Guimaraes
- D. Bryan Jordan
- Jill A. Soltau

Independent: All

The Nominating and Corporate Governance Committee has responsibility for:

- ensuring that qualified candidates are presented to the Board for election as directors;
- assisting the Board in its oversight of AutoZone's ESG practices, including DEI and any related significant reporting and shareholder engagement efforts;
- assisting the Board in developing criteria and procedures for the evaluation of the Board, its committees and directors; and
- reviewing and recommending changes to AutoZone's Articles of Incorporation, By-Laws, and Corporate Governance Principles with the aim of best serving the interests of the shareholders.

Board Composition

PERSONAL CHARACTERISTICS AND CORE COMPETENCIES

The Board believes each individual director should possess certain personal characteristics, and that the Board as a whole should possess certain core competencies. Such personal characteristics are integrity and accountability, informed judgment, financial literacy, mature confidence, high performance standards, and passion. They should also have demonstrated the confidence to be truly independent, as well as be business savvy, have an owner orientation and have a genuine interest in AutoZone. Core competencies of the Board as a whole, include accounting and finance, business judgment, management expertise, crisis response, industry knowledge, international markets, strategy and vision. These characteristics and competencies are set forth in more detail in AutoZone's Corporate Governance Principles, which are available on AutoZone's website at investors.autozone.com.

DIRECTOR SKILLS

The Board believes it can be most effective in exercising its responsibilities when it is made up of individuals who collectively possess a diverse, yet balanced, set of skills, qualifications and expertise gained from different experiences and professional settings. As such, the Nominating and Corporate Governance Committee annually reviews the skills represented on the Board, which then provides a foundation for Board refreshment, Board succession planning and director nominations.

In 2023, the Nominating and Corporate Governance Committee refreshed its method of reviewing and evaluating Board skills in an effort to (i) develop a more meaningful skills matrix that reflects each individual's strengths and expertise and (ii) better communicate to shareholders the key qualifications that each director nominee brings to the Board. In doing so, the Committee identified a certain set of "core skills" which nearly all directors possess because these skills are integral to carrying out the Board's responsibilities. In addition to these "core skills," the Committee identified certain "distinct strengths" which our directors possess. These strengths allow our Board, as a whole, to offer a comprehensive set of experiences, perspectives and expertise to guide our decision making. In some instances, we have intentionally sought more candidates with a specific attribute, such as CEO experience or retail industry experience, because such experience is particularly relevant to our business and valuable to our Board. In other instances, we have considered a candidate as a whole and concluded that he or she presents a variety of strengths that add to the richness of our Board. As a result, we may have a larger number of Board members with a particular strength or attribute; but it is our belief that all of these skills and experiences are of value and together allow for more thoughtful dialog and more effective execution of Board responsibilities.

Attribute	What this means	Why it's valuable to AutoZone
CORE SKILLS		
Leadership	Experience serving as a senior executive of a significant enterprise.	Having proven successful leadership experience allows our Board to guide, challenge and oversee management with thoughtful and practical insights and perspectives.
Financial Literacy	Ability to read and understand financial statements, financial ratios and other indices for evaluating company performance.	Financial literacy is a necessary attribute in order to provide meaningful input on key business decisions and ensure we continue to drive long-term shareholder value.
Board Experience	Experience sitting on the Board of a public company, currently or previously.	Serving on another public company Board yields insights on trends and best practices regarding strategy, corporate governance, operations, customer insights, executive compensation, risk oversight and other matters impacting board effectiveness.
Strategy & Business Development	Experience developing and executing upon long-term strategic plans, growth strategies and capital allocation plans.	A key function of the Board is to oversee strategy so that AutoZone is, and remains, well-positioned for long-term, profitable growth and success.
Risk Management	Experience overseeing or managing enterprise risk management or other functions involving significant operational, financial or legal risk.	Having first-hand experience identifying and managing risk equips the Board to carry out its risk oversight function most effectively, whether such risks are overseen by the Board as a whole or by a particular Committee.
DISTINCT STRENGTHS		
Retail & Consumer	Experience at a retailer or other consumer facing company, such as food and beverage or other consumer products.	We greatly value the experiences and learnings of other retailers and consumer facing businesses, whether it relates to driving operational efficiencies, building customer loyalty or sourcing the best merchandise.
International	Experience with international operations or expansion into new international markets.	Managing operations in different countries presents unique and complex challenges. Directors with relevant experience can offer considerable insights as we continue to improve and expand our international operations.
Technology	Experience with assessing opportunities and risks of new technologies and digital platforms.	Knowledge or experience with new and emerging technologies provides valuable perspectives as we develop our omni-channel strategy, build out our technology infrastructure, manage our IT investments and seek to mitigate cybersecurity and other IT-related risks.
CEO Experience	Experience serving as the senior most leader of an organization.	Directors who have served as their organization's CEO or senior most leader have a unique appreciation for the challenges attendant to the role, such as building and leading a strong management team and balancing the interests of numerous stakeholders.
Financial Expertise	Proficiency in complex financial planning, capital allocation and/or financial reporting processes.	Directors with deep financial expertise can offer significant insights and perspectives on our efforts to invest in sustained, profitable growth, while also challenging us to build robust financial controls and to manage actual and potential risks to the business.
Supply Chain	Experience with managing and designing supply chains, ranging from global footprints to last mile solutions.	The efficiency of our supply chain and distribution network is critical to our success both in the near-term and as we strategically position the Company for sustainable, long-term growth.
Human Capital Management	Experience managing a large or global workforce.	As a global enterprise with approximately 126,000 AutoZoners, we are a people-first culture and are keenly focused on managing and developing our workforce.

	Daniele	George	Goodspeed	Graves	Hannasch	King	Mrkonic	Rhodes	Soltau	Total (#)	Total (%)
CORE SKILLS											
Leadership	●	●	●	●	●	●	●	●	●	9	100%
Financial Literacy	●	●	●	●	●	●	●	●	●	9	100%
Board Experience		●	●		●	●	●	●	●	7	78%
Strategy and Business Development	●	●	●	●	●	●	●	●	●	9	100%
Risk Management	●	●	●	●	●	●	●	●	●	9	100%
DISTINCT STRENGTHS											
Retail & Consumer	●	●		●	●	●	●	●	●	8	89%
International	●	●			●		●	●		5	56%
Technology	●	●	●	●	●			●	●	7	78%
CEO Experience	●	●		●	●			●	●	6	67%
Financial Expertise		●	●		●		●	●		5	56%
Supply Chain	●	●			●		●	●	●	6	67%
Human Capital Management	●	●		●	●	●		●	●	7	78%

Proxy

BOARD DIVERSITY

Consistent with AutoZone's Pledge and Values, the Board embraces diversity in its broadest sense and believes it is important to have directors with diverse thoughts, skills, knowledge and backgrounds. As stated in the Corporate Governance Principles, when evaluating candidates for nomination as new directors, the Nominating and Corporate Governance Committee will ensure that the initial list of candidates from which new director nominees are considered include candidates with diversity of race, ethnicity or gender. And from such list, the Board will continue to select the best candidate to fill the role.

	2020	2021	2022	2023	2024
DIVERSITY					
Gender	30%	33%	30%	30%	33%
Ethnic / Racial	30%	33%	30%	30%	22%

** Reflects Board composition as of the annual meeting for such year.*

			Independent Directors								
	Daniele	Rhodes	George	Goodspeed	Graves	Hannasch	King	Mrkonic	Soltau	Total (#)	Total (%)
DIVERSITY											
Gender				●			●		●	3	33%
Ethnic / Racial					●		●			2	22%

BOARD REFRESHMENT

The Board has a variety of mechanisms in place to promote Board refreshment in a manner that aligns with the long-term interests of AutoZone and its shareholders. In particular, the Board relies upon thorough and meaningful evaluations as well as a resignation policy in the event a director experiences a change in professional role or responsibility.

The Board does not have an age-based or tenure-based resignation policy. The Nominating and Corporate Governance Committee and full Board reconsidered the issue this past fiscal year. After extensive discussion on the topic, the Board continues to believe neither can adequately assess an individual director's contribution, engagement and value to the overall effectiveness of the Board. Instead, we believe thoughtful succession planning and reflection of the Board's overall composition allow us to refresh the makeup of the Board in a more organic and intentional manner. **In fact, this commitment to refreshment is evidenced by the fact that we have had eight directors with an average age of 66 choose not to stand for reelection over the last decade.**

	Daniele	Rhodes	Independent Directors							Total (#)	Total (%)
			George	Goodspeed	Graves	Hannasch	King	Mrkonic	Soltau		
TENURE											
0-5 Years	●		●			●				2	22%
6-10 Years							●		●	2	22%
11-15 Years				●						1	11%
15+ Years		●			●			●		2	22%

Director Tenure. The Board regularly considers the tenure of our independent directors, noting that Mr. Graves and Mr. Mrkonic have each served on the Board for greater than 15 years. Mr. Graves brings a wealth of experience and historical knowledge regarding the Board and how it has been most effective in executing its oversight responsibilities. Mr. Mrkonic has a deep understanding of both the Company as well as the retail industry as a whole, allowing him to challenge the status quo and offer insightful perspectives on matters of strategy, operations and corporate governance. For these reasons, the Board believes each of Mr. Graves and Mr. Mrkonic continues to be a valued member of the Board.

AutoZone has historically had a very tenured management team as is the case today. Just as we believe a "tenured" management team is a huge asset and key contributor of our tremendous success in delivering returns in excess of 15% compounded annually when measured over a 10, 20 or even 30-year period, we believe having seasoned board members is equally important. Similarly, our tenure on the management team could become a weakness if we didn't successfully recruit new AutoZoners who have differentiated skills and experiences as we have done with the addition of four new Executive Committee members from outside the company in the last five years. We have the same beliefs on our Board composition. Overall, we need to have a broad set of skills and experiences. As we work through Board succession and overall tenure, we don't simply apply a first-in-first-out methodology. Instead, we thoughtfully explore the skills, contributions and experiences we believe are most important in the ensuing years while also ensuring we have sufficient objectivity, freshness of perspectives and independence.

BOARD EVALUATIONS

The Nominating and Corporate Governance Committee annually reviews and approves the process by which the Board, its Committees and the individual directors conduct an evaluation. These evaluations help inform Board succession planning as well as contribute to different enhancements that may allow the Board to carry out its roles and responsibilities more effectively. The annual Board and Committee evaluation process is typically administered by the Corporate Secretary's office. However, the Board has routinely engaged a third-party consultant to administer the process every few years to ensure the process remains dynamic and intentional. For example, for the fourth time in the past 11 years, at the recommendation of the Nominating and Corporate Governance Committee, **the Board evaluation was administered by an independent, third-party in 2024** and consisted of both survey data and one-on-one interviews. These findings were then aggregated, analyzed and reported to the full Board collectively and specific feedback was provided to each individual director. These qualitative and quantitative assessments provide detailed feedback to each director on their strengths and opportunities for enhanced contributions. They also facilitate more open dialog regarding directors' intentions on service and serve as a key tool to Board succession planning.

DIRECTOR NOMINATIONS

Prior to each annual meeting of shareholders at which directors are to be elected, the Nominating and Corporate Governance Committee considers incumbent directors and other qualified individuals, if appropriate, as potential director nominees. In evaluating a potential nominee, the Nominating and Corporate Governance Committee considers the personal characteristics described above, reviews the composition of the full Board and reflects upon learnings from the Board evaluations to determine the areas of expertise and core competencies needed to enhance the effectiveness of the Board. The Nominating and Corporate Governance Committee and Board also consider the specific experiences and skills that an individual nominee possesses and how such experiences might be of value to the Board and the management team. Finally, the Nominating and Corporate Governance Committee may also consider other factors such as the size of the Board, whether a candidate is independent, the listing standards requirements of the NYSE and how many other public company directorships a candidate holds.

The Nominating and Corporate Governance Committee uses a variety of methods for identifying potential nominees for director. Candidates may come to the attention of the Nominating and Corporate Governance Committee through current Board members, shareholders or other persons. The Nominating and Corporate Governance Committee may retain a search firm or other consulting firm from time to time to identify potential nominees. Nominees recommended by shareholders in accordance with the procedure described below, i.e., submitted in writing to AutoZone's Secretary, accompanied by the biographical and business experience information regarding the nominee and the other information required by Article III, Section 1 of AutoZone's Eighth Amended and Restated By-Laws (the "By-Laws"), will receive the same consideration as the Nominating and Corporate Governance Committee's other potential nominees.

Director Nominations by Shareholders

The Nominating and Corporate Governance Committee's policy is to consider director candidate recommendations from shareholders if they are submitted in writing to AutoZone's Secretary in accordance with the procedures set forth in Article III, Section 1 of By-Laws, including biographical and business experience, information regarding the nominee and other information required by such provision in the By-laws. Copies of the By-Laws will be provided upon written request to AutoZone's Corporate Secretary and are also available on AutoZone's website at investors.autozone.com.

In addition to satisfying the foregoing requirements under AutoZone's By-laws, to comply with the universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than AutoZone's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") no later than October 19, 2025.

Director Compensation

AutoZone's current director compensation program became effective January 1, 2024 (the "Director Compensation Program").

ANNUAL RETAINER FEES. Non-employee directors receive an annual retainer fee (the "Annual Retainer"). Furthermore, each director is eligible to receive an additional fee ("Additional Fee"), the amount of which varies depending on his or her role. The Additional Fees and the Annual Retainer, enumerated below, together comprise the "Director Compensation". There are no meeting fees.

Director Compensation Components	($)
Annual Retainer	270,000
Additional Fees:	
Lead Director	35,000
Audit Committee Chair	30,000
Audit Committee Member	15,000
Compensation Committee Chair	25,000
Nominating & Corporate Governance Committee Chair	20,000

Under the 2020 Omnibus Incentive Award Plan (the "2020 Omnibus Incentive Plan") and Director Compensation Program, non-employee directors receive Director Compensation in the form of immediately vested Restricted Stock Units ("RSUs"). A non-employee director may elect to receive a fixed portion of the Annual Retainer plus any Additional Fees in the form of cash, paid in quarterly installments (the "Cash Election"), with the remainder of the Annual Retainer paid in the form of RSUs. The Cash Election during calendar year 2024 was $100,000 but all directors elected to receive compensation fully in RSUs. All RSUs are granted on January 1 of the applicable calendar year.

If a non-employee director is elected to the Board, or assumes a different position, after January 1, he or she will receive the Annual Retainer and/or Additional Fees, prorated based on the number of days remaining in the calendar year, for RSUs, or the number of days remaining in the quarter, for cash, as applicable.

RSUs granted to non-employee directors are fully vested on the date of grant and become payable, or are settled, on the date on which the non-employee director ceases to be a director (the "Payment Date"), or at the director's election, on the first or fifth anniversary of the grant date. Upon timely delivery of an election form, a non-employee director may elect to receive payment on the date on which he or she ceases to be a director. RSUs are payable in shares of AutoZone common stock no later than the fifteenth day of the third month following the end of the tax year in which such Payment Date occurs.

COMPENSATION-SETTING PROCESS. The Compensation Committee reviews the Board's compensation on a biennial basis to ensure that non-employee directors are reasonably compensated in relation to AutoZone's peer group companies (discussed in detail under Benchmarking) and to comparable U.S. companies in general. AutoZone's 2020 Omnibus Incentive Plan contains a dollar limit of $750,000 on the total amount of annual compensation payable to its non-employee directors, provided that the Board may make exceptions to this limit under extraordinary circumstances.

Director Compensation Table

This table shows the compensation paid to our non-employee directors during the 2024 fiscal year.

Name (1)	Fees Paid in Cash ($) (2)	Stock Awards ($) (3)(4)	Total ($)
Michael A. George	—	285,000	285,000
Linda A. Goodspeed	—	285,000	285,000
Earl G. Graves, Jr.	—	325,000	325,000
Enderson Guimaraes	—	270,000	270,000
Brian P. Hannasch	—	270,000	270,000
D. Bryan Jordan	—	300,000	300,000
Gale V. King	—	270,000	270,000
George R. Mrkonic, Jr.	—	310,000	310,000
Jill A. Soltau	—	270,000	270,000

(1) Each of Philip B. Daniele, III and William C. Rhodes, III serves on the Board but does not receive any compensation for his service as a director. Their respective compensation as employees of the Company are shown in the Summary Compensation Table on page 66.

(2) This column represents the portion of the Director Compensation that was paid in cash and earned in fiscal year 2024 pursuant to the Cash Election, as described above.

(3) The "Stock Awards" column represents the aggregate grant date fair value computed in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718 for awards of Restricted Stock Units under the 2020 Omnibus Incentive Plan during fiscal year 2024. *See* Note B Share-Based Payments, to our consolidated financial statements in the FY24 Form 10-K for a discussion of our accounting for share-based awards and the assumptions used. The aggregate number of outstanding awards of common stock under the AutoZone, Inc. 2003 Director Compensation Plan ("Stock Units") and Restricted Stock Units held by each director at the end of fiscal 2024 are shown in the following footnote 4. See the section titled "Share Ownership Information" beginning on page 76 for more information about our directors' stock ownership.

(4) As of August 31, 2024, each current non-employee director had the following aggregate number of outstanding Restricted Stock Units and Stock Units:

Name	Restricted Stock Units (#)	Stock Units (#)
Michael A. George	332	—
Linda A. Goodspeed	2,802	—
Earl G. Graves	4,958	3,417
Enderson Guimaraes	3,155	—
Brian P. Hannasch	719	—
D. Bryan Jordan	3,098	—
Gale V. King	1,170	—
George R. Mrkonic, Jr.	3,470	1,405
Jill A. Soltau	1,087	—

STOCK OWNERSHIP REQUIREMENT. The Board has established a stock ownership requirement for non-employee directors. Each director is required to own AutoZone common stock and/or RSUs having a cumulative fair market value in an amount equal to seven times the value of the cash Annual Retainer payable pursuant to the Director Compensation Program within five years of joining the Board, and to maintain such ownership level thereafter. Exceptions to this requirement may only be made by the Board under compelling mitigating circumstances. Shares, Stock Units and RSUs issued under the AutoZone, Inc. Second Amended and Restated Director Compensation Plan, the 2003 Director Compensation Plan, the 2011 Equity Plan, the Amended 2011 Equity Plan and the 2020 Omnibus Incentive Plan count toward this requirement. As of the date of this Proxy Statement, each director meets or exceeds his or her obligations under the requirement.

OTHER PREDECESSOR PLANS. The AutoZone, Inc. Second Amended and Restated Director Compensation Plan was terminated in December 2002 and was replaced by the AutoZone, Inc. First Amended and Restated 2003 Director Compensation Plan (the "2003 Director Compensation Plan") and the AutoZone, Inc. First Amended and Restated 2003 Director Stock Option Plan (the "2003 Director Stock Option Plan"). The 2003 Director Compensation Plan and the 2003 Director Stock Option Plan were terminated in December 2010 and replaced by the 2011 Equity Plan. The 2011 Equity Plan was terminated in December 2015 and replaced with the Amended 2011 Equity Plan. In December 2020, shareholders approved the 2020 Omnibus Incentive Plan and no further grants have been made under the Amended 2011 Equity Plan. However, grants made under those plans continue in effect under the terms of the grant made and are included in the aggregate awards outstanding shown above.

Shareholder Engagement

We value our relationships with our shareholders, and we have a long-standing practice of engaging with our shareholders on matters of Board governance, executive compensation, long-term strategy and corporate social responsibility. We believe our engagement efforts allow us to better understand the priorities, perspectives, and concerns of our shareholders, strengthen our relationships with our shareholders and make more informed decisions for the benefit of our shareholders.

Engagement Team. Our engagement team typically includes one or more of our Executive Chairman, President and Chief Executive Officer, Chief Financial Officer, General Counsel and Vice President of Investor Relations. However, depending on the specific topic that our investors may wish to discuss, we may have independent members of the Board, other members of our Executive Committee or internal subject-matter leaders participate.



Engagement Framework

Pre-Meeting	• Review updates to investors' and proxy advisory firms' governance policies. • Monitor governance-related trends and regulatory developments. • Conduct off-cycle engagement to further understand investors' views and priorities.
Annual Meeting	• Conduct in-season outreach to discuss ballot items, as needed. • Solicit feedback on new or revised governance practices and disclosures.
Post-Meeting	• Review annual meeting voting results. • Discuss feedback from in-season engagement. • Prioritize potential governance and engagement initiatives for the future.
Year-Round	• Discuss with sell-side analysts, institutional investors and pension funds in connection with quarterly earnings releases, investor conferences or one-on-one meetings.

RESPONSE PLAN

Review	• Share feedback and insights, both complimentary and constructive, with management and the relevant Committee or full Board for consideration and discussion.
Evaluate	• Evaluate potential changes to existing practices or policies to determine what action plan is most appropriate for AutoZone. • Where appropriate, collect additional input from senior leadership or independent third parties to better understand issues, risks and opportunities.
Respond	• Implement governance changes, disclosure enhancements or other actions, If warranted. • Discuss responsive actions in subsequent Proxy Statement, ESG Report, or other public communications, with rationale and background.

Engagement Framework. Our engagement program has evolved over the years, consistent with the expectations of our investors. Historically, we have taken a more organic approach to shareholder engagement, primarily focused on financial performance and long-term strategy. In recent years, we invited shareholders to discuss governance or ESG topics with us, with the majority of these calls occurring "off-season" or not in connection with the annual meeting of shareholders. Today, we have a more intentional and proactive approach to shareholder engagement, in which we both invite and seek feedback and perspectives on a variety of topics during the year. We believe these various engagement efforts, whether they are part of a broad-based discussion or the result of a targeted outreach effort we have initiated, are invaluable as they allow us to better understand the priorities, perspectives and suggestions or concerns of our shareholders, strengthen our relationships and make more informed decisions for their benefit.

Recent Actions in Response to Shareholder Feedback. Below is a sample of new or revised practices we've adopted in direct response to feedback we've received from our shareholders.

- ✓ Revised our **compensation disclosures** to better articulate the program design, key performance metrics, shareholder ownership guidelines and how the executive compensation program reflects a pay-for-*long-term*-performance methodology.
- ✓ Revised certain **compensation practices** as more fully described in the Compensation, Discussion and Analysis.
- ✓ Included a **robust Board skillset matrix** to better showcase the complementary set of skills and strengths represented on our Board.
- ✓ Enhanced **director biographies** to convey each nominee's individual experiences and why each nominee remains a valuable member of the Board.
- ✓ Added discussion to better explain why we believe our **independent audit firm** continues to be highly effective in the role **despite lengthy tenure**.
- ✓ Expanded discussion on our **shareholder engagement program** to better communicate how we engage with our shareholders and how we've responded to shareholder feedback.
- ✓ Amended Committee Charters to formalize **Board oversight of corporate responsibility** matters.
- ✓ Included **EEO-1 Compliant Data** in our Corporate Responsibility Report (CRR).
- ✓ Communicated our **Net Zero Ambition** with short, medium and long-term goals across Scopes 1 and 2.
- ✓ Developed a regular **corporate social responsibility reporting cadence** with a commitment of publishing our annual CRR by April 15 of each calendar year.
- ✓ Updated our **Corporate Governance Principles**.
- ✓ Enhanced our **governance disclosures**, particularly around board succession planning, use of third party firms for Board review and evaluations, our philosophy on the importance of Board tenure and refreshing the Board to ensure sufficient knowledge and experience combined with fresh perspectives, objectivity and independence.

FY24 Shareholder Engagement—Governance. Beginning in the fourth quarter of fiscal 2024, we invited our top shareholders to a general structured discussion on a variety of topics as well as any other feedback or suggestions they might have for the Board to consider.

- Initial Outreach: We contacted 53 of our top shareholders representing approx. 67% of our shares outstanding.
- Meetings Scheduled: In response, 24 shareholders representing approx. 48% of our shares outstanding accepted our invitation to discuss. Our Executive Chairman led the majority of these meetings.
- Topics Discussed: Executive compensation program and determinations; CEO Succession; tenure and diversity of the Board; Board succession planning; ESG initiatives; and strategy.

FY24 Shareholder Engagement—Compensation. In addition to the engagement efforts listed above, Mr. Mrkonic, the Chair of our Compensation Committee, met with shareholders directly to understand their perspectives on compensation, respond to the decline in support for Say-on-Pay last year and provide additional clarity on the Compensation Committee's pay philosophy, approach and the corresponding tremendous performance results the Company has delivered for decades. In 2024, Mr. Mrkonic met with 26 of our top shareholder representing approximately 51% of our shares outstanding. A summary of the feedback we received and how we responded is available in the Compensation Discussion & Analysis section on page 38.

PROCEDURE FOR COMMUNICATION WITH THE BOARD OF DIRECTORS

Shareholders and other interested parties may communicate with the Board by writing to the Board, to any individual director or to the non-management directors as a group c/o Corporate Secretary, AutoZone, Inc., 123 South Front Street, Dept. 8074, Memphis, Tennessee 38103. The Company's General Counsel and Secretary will review all such correspondence and will forward correspondence that, in her opinion, deals with the function of the Board or that she otherwise determines requires the attention of any member, group or committee of the Board. Communications addressed to the Board or to the non-management directors as a group, and determined by the Company's General Counsel and Secretary to merit their attention, will be forwarded to the Chair of the Nominating and Corporate Governance Committee, and communications addressed to a committee of the Board, and determined by the Company's General Counsel and Secretary to merit their attention, will be forwarded to the chair of that committee.

Related Party Transactions

Our Board has adopted a Related Person Transaction Policy (the "Policy") which requires the Audit Committee of the Board to conduct a reasonable prior review of, and approve or ratify, all Related Person Transactions. The Audit Committee considers the relevant facts and circumstances of each transaction, including but not limited to the benefits to the Company; the impact on a director's independence in the event the Related Person is a director, an immediate family member of a director or an entity in which a director is a partner, shareholder or executive officer; the availability of other sources for comparable products or services; the terms of the transaction; the terms available to unrelated third parties generally and the existence of any potential conflicts of interest. The Policy further provides that the Audit Committee shall not approve or ratify any such transaction it determines to be inconsistent with the interests of the Company and its shareholders. Related Person Transactions must also comply with the policies and procedures specified in our Code of Conduct and Corporate Governance Principles, as described below.

The Policy also requires disclosure of all Related Person Transactions that are required to be disclosed in AutoZone's filings with the SEC, in accordance with all applicable legal and regulatory requirements.

A "Related Person Transaction" is defined in the Policy as a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) that occurred since the beginning of the Company's most recent fiscal year in which the Company (including any of its subsidiaries) was, is or will be a participant and the amount involved exceeds $120,000 and in which any Related Person had, has or will have a direct or indirect material interest. "Related Persons" include a director or executive officer of the Company, a nominee to become a director of the Company, any person known to be the beneficial owner of more than 5% of any class of the Company's voting securities, any immediate family member of any of the foregoing persons, and any firm, corporation or other entity in which any of the foregoing persons is employed or is a partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest.

Our Board has adopted a Code of Conduct (the "Code of Conduct") that applies to the Company's directors, officers and other AutoZoners. The Code of Conduct prohibits directors and executive officers from engaging in activities that create conflicts of interest, taking corporate opportunities for personal use or competing with the Company, among other things. Our Board has also adopted a Code of Ethical Conduct for Financial Executives (the "Financial Code of Conduct") that applies to the Company's officers and employees who hold the position of principal executive officer, principal financial officer, principal accounting officer or controller as well as to the Company's officers and other AutoZoners who perform similar functions ("Financial Executives"). The Financial Code of Conduct requires the Financial Executives to, among other things, report any actual or apparent conflicts of interest between personal or professional relationships involving the Company's management or any other AutoZoner with a role in financial reporting disclosures or internal controls. Additionally, our Corporate Governance Principles require each director who is faced with an issue that presents, or may give the appearance of presenting, a conflict of interest to disclose that fact to the Chairman of the Board and the Secretary, and to refrain from participating in discussions or votes on such issue unless a majority of the Board determines, after consultation with counsel, that no conflict of interest exists as to such matter.

We have concluded there are no material Related Party Transactions or agreements that were entered into during the fiscal year ended August 31, 2024, and through the date of this proxy statement requiring disclosure under these policies, except as follows: The daughter of Grant McGee, former Senior Vice President, Commercial, has been employed by the Company since 2015 and currently serves as Manager, DIY Promotions and Cost Admin in our Merchandising department. She received aggregate compensation and benefits in fiscal 2024 in excess of $120,000 and at a level consistent with that provided to employees in comparable positions and tenure.

Audit Committee Report

The Audit Committee of the Board of AutoZone, Inc. has reviewed and discussed AutoZone's audited financial statements for the year ended August 31, 2024 with AutoZone's management. In addition, we have discussed with Ernst & Young LLP, AutoZone's independent registered public accounting firm, the matters required to be discussed by the Statement on Auditing Standards No.1301, *Communications with Audit Committees*, as amended and as adopted by the Public Company Accounting Oversight Board ("PCAOB") in Rule 3200T, the Sarbanes-Oxley Act of 2002, and the charter of the Audit Committee.

The Audit Committee also has received the written disclosures and letter from Ernst & Young LLP required by the applicable requirements of the PCAOB regarding the firm's communications with the Audit Committee concerning independence, and we have discussed with Ernst & Young LLP their independence from the Company and its management. The Audit Committee has discussed with AutoZone's management and the auditing firm such other matters and received such assurances from them as the Committee deemed appropriate.

As a result of our review and discussions, we have recommended to the Board the inclusion of AutoZone's audited financial statements in the Annual Report on Form 10-K for the fiscal year ended August 31, 2024 for filing with the SEC.

While the Audit Committee has the responsibilities and powers set forth in its charter, the Audit Committee does not have the duty to plan or conduct audits or to determine that AutoZone's financial statements are complete, accurate, or in accordance with generally accepted accounting principles (GAAP); AutoZone's management and the independent auditor have this responsibility. Nor does the Audit Committee have the duty to assure compliance with laws and regulations and the policies of the Board.

Audit Committee of the Board of Directors
D. Bryan Jordan (Chair)
Michael A. George
Linda A. Goodspeed
George R. Mrkonic, Jr.

THE PROPOSALS

PROPOSAL 1: Election of 9 Directors

DESCRIPTION OF PROPOSAL. Elect 9 director nominees. Each director shall serve for a 1-year term, until the next annual meeting of shareholders, or until his or her successor is duly elected and qualified, or until the director's earlier death, resignation or removal.

VOTES REQUIRED. The election of directors at this 2024 Annual Meeting is an uncontested election. As such, a director nominee is elected to the Board if the number of votes cast FOR such nominee exceeds the number of votes cast AGAINST such nominee. Abstentions and broker non-votes are not considered votes cast or shares entitled to vote with respect to such matter and therefore will have no effect on the outcome of Proposal 1. If the number of nominees were to exceed the number of directors to be elected, for example in a contested election, directors would be elected by a plurality of the votes cast at the Annual Meeting.

IMPACT OF VOTE. Each of these nominees has consented to serve if elected. Should any nominee be unavailable to serve, your proxy will be voted for a substitute nominee recommended by the Board, or the Board may reduce the number of directors on the Board. Each of Mr. Guimaraes and Mr. Jordan have decided not to stand for reelection. Accordingly, the size of the Board will be decreased to 9, effective as of the Annual Meeting. We will embark on a formal search process to fill one or both of the director positions.

Pursuant to AutoZone's Corporate Governance Principles, incumbent directors must agree to tender their resignation if they fail to receive more votes for, than votes against, their reelection. In such event, the Board will act within 90 days following certification of the shareholder vote to determine whether to accept the director's resignation. These procedures are described in more detail in our Corporate Governance Principles, which are available on our website at www.investors.autozone.com. The Board may consider any factors it deems relevant in deciding whether to accept a director's resignation. If a director's resignation offer is not accepted by the Board, that director will continue to serve until AutoZone's next annual meeting of shareholders or until his or her successor is duly elected and qualified, or until the director's earlier death, resignation, or removal.

Any director nominee who is not an incumbent director and who does not receive a majority vote in an uncontested election will not be elected as a director, and a vacancy will be left on the Board. The Board, in its sole discretion, may either fill a vacancy resulting from a director nominee not receiving a majority vote pursuant to the By-Laws or decrease the size of the Board to eliminate the vacancy.

BOARD RECOMMENDATION. Each of the nominees named below, other than Mr. Daniele, was elected as a director at the 2023 annual meeting. Mr. Daniele was appointed to the Board in January 2024 upon assuming the position of President and Chief Executive Officer. All nominees named below currently serve as directors. As part of the Board's determination to nominate these existing directors for reelection, the Board has determined that each of the directors have valuable experiences, skills and qualifications necessary to carry out their responsibilities effectively.

 The Board recommends that shareholders vote **FOR** each of the director nominees.

Nominees

PHILIP B. DANIELE, III



Age: 55
Director Since: 2024
Independent: No
Committees: None

BIOGRAPHY:

Mr. Daniele was appointed to the role of President and Chief Executive Officer in January 2024. Prior to being named CEO-Elect in June 2023, Mr. Daniele had served as Executive Vice President – Merchandising, Marketing and Supply Chain from June 2021 to September 2023 and Senior Vice President – Commercial from 2015 to 2021. In addition, Mr. Daniele held the roles of Vice President – Commercial Support from 2013 to 2015, Vice President – Merchandising from 2008 to 2013, and Divisional Vice President – Store Operations from 2005 to 2008. Prior to 2005, Mr. Daniele held several other key management positions with the Company.

QUALIFICATIONS:

- 31 years of AutoZone tenure with experience leading multiple functional areas.
- Held nearly every role in store operations.
- Approximately 40 years of experience in the aftermarket automotive industry.

KEY SKILLS:

- CEO
- Retail
- Operations

MICHAEL A. GEORGE



Age: 63
Director Since: 2022
Independent: Yes
Committees:

- Audit

BIOGRAPHY:

Mr. George served as President and Chief Executive Officer of Qurate Retail, Inc. from March 2018 to September 2021, the parent company of QVC, and as Chief Executive Officer of QVC from 2005 through July 2021. He previously held various positions with Dell, Inc. from 2001 to 2005, most notably as the Chief Marketing Officer and General Manager of its U.S. consumer business. Prior to that, Mr. George was a senior partner at McKinsey & Company and led the firm's North American Retail Industry Group.

QUALIFICATIONS:

- Significant experience in the retail industry due to extensive career as Chief Executive Officer of QVC/Qurate and serving as leader of McKinsey's North American Retail Industry Group.
- Brings fresh perspective on issues of marketing, customer experience and e-Commerce, given the unique nature of QVC's video-driven retail business.
- Having extensive experience as CEO and a public company director enables him to be an effective and informed contributor to the Board.

PUBLIC DIRECTORSHIPS (last five years):

- Ralph Lauren Corp. (2018 – present)
- Qurate Retail, Inc. (2011 – 2021)
- Brinker International, Inc. (2013 – 2019)

KEY SKILLS:

- CEO
- Retail
- Marketing

LINDA A. GOODSPEED



Age: 62
Director Since: 2013
Independent: Yes
Committees:

- Audit
- Compensation

BIOGRAPHY:

Ms. Goodspeed served as the Chief Operating Officer and a Managing Partner at WealthStrategies Financial Advisors from 2007 until her retirement in 2017. She had served as Senior Vice President and Chief Information Officer of ServiceMaster from 2011 to 2014. From 2008 to September 2011, Ms. Goodspeed served as Vice President, Information Systems and Chief Information Officer for Nissan North America, Inc., a subsidiary of Nissan Motor Company, a global manufacturer of vehicles. From 2001 to 2008, Ms. Goodspeed served as Executive Vice President and Chief Technology Officer at Lennox International, Inc., a global manufacturer of air conditioning, heating and commercial refrigeration equipment.

QUALIFICATIONS:

- Deep experience with respect to information technology (IT) matters gained from leading complex IT organizations while serving as Chief Information Officer.
- Knowledge of automotive industry lends valuable insights into risks and opportunities affecting automotive aftermarket industry.
- Experience serving on different public company boards enables her to contribute and serve the Board in a highly effectively manner.

PUBLIC DIRECTORSHIPS (last five years):

- American Electric Power Co., Inc. (2006 – 2024)
- Darling Ingredients Inc. (2017 – present)
- Williams Industrial Services Group Inc. (2021 – 2023)
- Global Power Equipment Group (2016 – 2018)

KEY SKILLS:

- Information Technology
- Automotive
- Public Board Experience

EARL G. GRAVES, JR.



Age: 62
Director Since: 2002
Independent: Yes (Lead Independent Director)
Committees:

- Nominating & Corp Gov (Chair)

BIOGRAPHY:

Mr. Graves has been the President and Chief Executive Officer of Black Enterprise, the premier business, investing and wealth-building resource for African Americans providing valuable business information across different content channels. He has served in this role since January 2006 and served as its President and Chief Operating Officer from 1998 to 2006. Mr. Graves has been employed by the same company in various capacities since 1988.

QUALIFICATIONS:

- Significant expertise in marketing, customer insights and brand awareness.
- Deep knowledge of human capital management matters gained from extensive career leading Black Enterprise.
- Vast experience in overseeing and advising on matters of digital strategy.

KEY SKILLS

- CEO
- Marketing
- Human Capital Management

BRIAN P. HANNASCH



Age: 58
Director Since: 2022
Independent: Yes
Committees:

- Compensation

BIOGRAPHY:

Mr. Hannasch served as President and Chief Executive Officer of Alimentation Couche-Tard, which operates Circle K, a global fuel and convenience retailer, from September 2014 to September 2024. Today, Mr. Hannasch continues as Special Advisor to his successor. Mr. Hannasch joined Couche-Tard in 2001 and served as Chief Operating Officer, Senior Vice President of U.S. Operations and Senior Vice President of Western North America prior to serving as CEO.

QUALIFICATIONS:

- Extensive knowledge of retail operations gained from serving in operational leadership roles of increasing responsibility.
- 10 years of experience serving as CEO of a public, global, retail enterprise allowing him to offer directly comparable experiences, learnings and insights relating to AutoZone's business as well as matters of corporate governance.
- Led the expansion of Couche-Tard brands into numerous international markets including Europe and Asia.

PUBLIC DIRECTORSHIPS (last five years):

- Alimentation Couche-Tard (2014 – present)

KEY SKILLS:

- CEO
- Operations
- International

GALE V. KING



Age: 68
Director Since: 2018
Independent: Yes
Committees:

- Compensation

BIOGRAPHY:

Ms. King served as the Executive Vice President—Chief Administrative Officer of Nationwide Mutual Insurance Company, a leading financial services company, from 2012 through her retirement in July 2021. She previously served as their Executive Vice President—Chief Human Resources Officer from 2009 to 2012.

QUALIFICATIONS:

- Extensive experience in human resources providing critical insights into recruitment, retention, training and development and other issues of human capital management.
- Served as chair of Board's ad hoc CEO succession planning committee culminating in the June 2023 announcement of Mr. Daniele as CEO-Elect.
- Experience serving on different public company boards enables her to contribute and serve the Board in a highly effective manner.

PUBLIC DIRECTORSHIPS (last five years):

- J.B. Hunt Transport Services, Inc. (2020 – 2023)
- Unum Group (2022 – present)

KEY SKILLS:

- Human Resources
- Public Directorship

GEORGE R. MRKONIC, JR.



Age: 72
Director Since: 2006
Independent: Yes
Committees:
- Audit
- Compensation (Chair)

BIOGRAPHY:

Mr. Mrkonic is the retired non-Executive Chairman of Maru Group, a London, UK based research, insight and advisory services firm. Previously, he was the Non-Executive Chairman of Paperchase Products Limited, London, UK, a retailer of cards, stationery, wraps and gifts in the UK, Europe and the Middle East since 2005, and had been a director since 1999. Prior to that, he was President of Borders Group, Inc. from 1994 to 1997 and Vice Chairman from 1994 to 2002.

QUALIFICATIONS:

- Vast retail experience gained from serving as a senior executive and board member at several retail companies.
- Extensive knowledge and understanding of corporate strategy, finance, governance and compensation programs.
- Served on multiple public company boards allowing for relevant and informed insights and learnings.

PUBLIC DIRECTORSHIPS (last five years):

- Ulta Salon, Cosmetics & Fragrance, Inc. (2015 – present)
- Brinker International, Inc. (2003 – 2021)

KEY SKILLS:
- Public Directorship
- Strategy / Bus Development
- Retail

WILLIAM C. RHODES, III



Age: 59
Director Since: 2005
Independent: No
Committees: None

BIOGRAPHY:

Mr. Rhodes serves as Executive Chairman of the Board. Prior to the CEO succession in January 2024, Mr. Rhodes served as AutoZone's President and Chief Executive Officer, and a director since 2005 and was named Chairman in 2007. Previously, he served in various capacities of increasing responsibility within the Company since 1994. Prior to 1994, Mr. Rhodes was a manager with Ernst & Young LLP.

QUALIFICATIONS:

- Nearly 30 years of AutoZone tenure, including nearly 19 years as President and Chief Executive Officer.
- Extensive knowledge and understanding of the automotive aftermarket industry domestically and internationally.
- Expertise of the retail industry gained from AutoZone tenure, prior retail board experience and leadership experience at retail industry trade group.
- Strong financial expertise to drive long-term profitable growth.

PUBLIC DIRECTORSHIPS (last five years):

- Regions Financial Corp. (2024 – present)
- Dollar General Corp. (2009 – 2023)

KEY SKILLS:
- CEO
- Retail
- Strategy / Bus Development
- Finance

JILL A. SOLTAU



Age: 57
Director Since: 2018
Independent: Yes
Committees:

- Nominating & Corp Gov

BIOGRAPHY:

Ms. Soltau served as the Chief Executive Officer and a member of the Board of Directors of the J.C. Penney Company, Inc., from October 2018 to December 2020. She previously served as President and Chief Executive Officer of JoAnn Stores Inc. from February 2015 to October 2018. Prior to joining JoAnn, Ms. Soltau served as President of Shopko Stores Operating Co. LLC and has held senior level positions in national and regional retailers, including Kohl's and former Saks Inc. subsidiaries.

QUALIFICATIONS:

- Significant experience serving as Chief Executive Officer in public and private retailers with deep knowledge of retail operations, strategic planning and business development
- Extensive expertise and modern approach in the retail industry from a career serving in leadership roles of increasing responsibility in customer facing functions of merchandising, marketing and operations
- Serves on multiple public company boards providing valuable and relevant insights and perspectives.

PUBLIC DIRECTORSHIPS (last five years):

- Southwest Airlines Co. (2023 – November 2024)
- Kirkland's Inc. (2022 – present)
- J.C. Penney Company, Inc. (2018 – 2020)

KEY SKILLS:

- CEO
- Retail
- Strategy / Bus Development
- Merchandising

PROPOSAL 2: Ratification of Independent Registered Public Accounting Firm

DESCRIPTION OF PROPOSAL. Ratify the appointment of Ernst & Young LLP ("EY") as AutoZone's independent registered public accounting firm for 2025.

VOTES REQUIRED. EY will be ratified as AutoZone's independent registered public accounting firm if the number of votes cast FOR the proposal exceeds the number of votes cast AGAINST. Abstentions and broker non-votes are not considered votes cast or shares entitled to vote with respect to this matter and therefore will have no effect on the outcome of Proposal 2.

IMPACT OF VOTE. The Audit Committee is not bound by a vote either for or against the firm but will consider the votes cast by shareholders in selecting our independent registered public accounting firm in the future.

BOARD RECOMMENDATION. As part of its responsibility to evaluate and appoint the independent auditor each year, the Audit Committee has selected EY as our independent registered public accounting firm for the upcoming fiscal year. The Audit Committee considered a number of factors prior to making the determination to re-engage EY, including the nature and quality of their performance, communications, expertise, objectivity, professional judgement and tenure. As discussed below, the Audit Committee believes there are numerous benefits associated with a long-tenured relationship. The Audit Committee also considered that shareholders voted in favor of Ernst & Young with over 92% of the votes cast at last year's annual meeting. Due to these factors, among others, the Audit Committee has selected Ernst & Young to be AutoZone's independent registered public accounting firm for the 2025 fiscal year.

Representatives of Ernst & Young LLP will be present at the Annual Meeting to answer any appropriate questions.

 The Board recommends that shareholders vote FOR the ratification of Ernst & Young LLP as AutoZone's independent registered public accounting firm.

BENEFITS OF A LONG-TENURED AUDITOR

EY has served as our independent auditor for over thirty-five years. Before determining to engage them again for the upcoming fiscal year, the Audit Committee considered how auditor tenure might impact the quality and effectiveness of the independent audit and determined that a number of benefits exist:

- EY has developed a deep understanding of AutoZone, its business, the industry in which it operates, its accounting policies and practices and its internal controls over financial reporting;

- Efficiencies have been gained in the audit process, resulting in an efficient fee structure that is competitive with our peer companies, while continuing to provide high quality service; and

- Appointing a new audit firm would require a significant amount of management's time for effective onboarding and transitioning.

AUDIT AND NON-AUDIT FEES

The aggregate fees for professional services rendered by EY during the past two fiscal years for the annual audit of our consolidated financial statements, the review of our quarterly interim consolidated financial statements, and audit-related, tax, and all other services performed, are set forth in the table below. Amounts reported for FY24 include estimates to be billed for services rendered.

	2024	2023
Audit Fees	$ 3,107,341	$ 2,848,590
Audit-Related Fees	$ 45,000	$ 35,000
Tax Fees[1]	$ 225,950	$ 80,886
All Other Fees	$ —	$ —

(1) Relates to state, local and international tax services, including tax compliance and tax planning.

AUDIT COMMITTEE PRE-APPROVAL

The Audit Committee pre-approves all services performed by the independent registered public accounting firm under the terms contained in the Audit Committee charter, a copy of which can be obtained at our website at investors.autozone.com. The Audit Committee pre-approved 100% of the services provided by EY during the 2024 and 2023 fiscal years. The Audit Committee considers the services listed above to be compatible with maintaining Ernst & Young LLP's independence.

PROPOSAL 3: **Advisory Vote on the Compensation of Named Executive Officers**

DESCRIPTION OF PROPOSAL. In accordance with Section 14A of the Exchange Act, we are asking shareholders to approve the following advisory resolution on the compensation of our Principal Executive Officer, our Principal Financial Officer and our other three most highly paid executive officers (collectively, the "Named Executive Officers") at the Annual Meeting:

> "RESOLVED, that the compensation paid to AutoZone's Named Executive Officers, as disclosed in this Proxy Statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the accompanying compensation tables and the related narrative discussion, is hereby APPROVED."

VOTES REQUIRED. This matter will be approved if the number of votes cast FOR the proposal exceeds the number of votes cast AGAINST the proposal. Abstentions and broker non-votes are not considered votes cast or shares entitled to vote with respect to this proposal and therefore will have no effect on the outcome of Proposal 3.

IMPACT OF VOTE. This advisory vote, commonly known as a "say-on-pay" proposal, gives our shareholders the opportunity to endorse or express disapproval of our executive pay program. Because the vote on this proposal is advisory in nature, it is not binding on AutoZone, the Board or the Compensation Committee. The vote on this proposal will, therefore, not affect any compensation already paid or awarded to any Named Executive Officer nor will it overrule any decisions made by the Board or the Compensation Committee. Because we highly value the opinions of our shareholders, however, the Board and the Compensation Committee will consider the results of this advisory vote when making future executive compensation decisions.

BOARD RECOMMENDATION. The Board believes that AutoZone's executive compensation program, as described in the Compensation Discussion and Analysis, is effective in achieving the Company's goals of driving superior performance, retention and shareholder value. Our Board and Compensation Committee believe that there should be a strong relationship between pay and performance, and our executive compensation program reflects this belief. We urge you to read the Compensation Discussion and Analysis, as well as the compensation tables and narrative, set forth herein, which provide detailed information on our compensation philosophy, policies and practices and the compensation of our Named Executive Officers.


The Board recommends that shareholders vote **FOR** the advisory vote on the compensation of our named executive officers.

PROPOSAL 4: Advisory Vote on Reducing the Ownership Threshold to Call Special Meeting

DESCRIPTION OF PROPOSAL. Under the By-Laws, a special meeting of shareholders may be called by the Chairman of the Board or President, by the majority of the Board or by holders of a majority of outstanding shares (the "Special Meeting Right"). We are asking shareholders to approve the following advisory resolution on an amendment of our governing documents to reduce the ownership threshold necessary to call a special meeting:

> "*RESOLVED*, that the AutoZone Board of Directors is hereby requested to amend the appropriate governing documents of the Company to give shareholders owning a combined 25% of the Company's outstanding shares the ability to call a special meeting of stockholders."

VOTES REQUIRED. This matter will be approved if the number of votes cast FOR the proposal exceeds the number of votes cast AGAINST. Abstentions and broker non-votes are not considered votes cast or shares entitled to vote with respect to this proposal and therefore will have no effect on the outcome of Proposal 4.

IMPACT OF VOTE. This advisory vote gives our shareholders the opportunity to consider an alternative proposal from the majority requirement in our existing By-Laws and from the lower threshold set forth in the shareholder proposal (Proposal 5). Because the vote on this proposal is advisory in nature, it is not binding on AutoZone or the Board. However, the Board and the Nominating and Corporate Governance Committee will consider the results of this advisory vote and the advisory vote set forth in Proposal 5 in determining next steps. If this Proposal 4 is approved and Proposal 5 is not approved by shareholders, the Board intends to adopt an amendment to the By-Laws that would lower the required threshold for shareholders to call a special meeting (the "Special Meeting Right") to 25%.

If both the Company's Proposal (this Proposal 4) and the Shareholder Proposal (Proposal 5) regarding special meeting rights are approved, the Board will consider the voting results of both proposals, the difference in support for each proposal and the feedback from our shareholders received through engagement efforts. Based on the totality of such information, the Board will take such actions as it deems to be in the best interest of all shareholders.

BOARD RECOMMENDATION. The Board and the Nominating and Governance Committee have reviewed the Special Meeting Right currently set forth in the By-Laws and considered a multitude of factors, including the existing governance profile of the Company, prevailing practices among other companies of a comparable size and governance profile as the Company and feedback from shareholders during engagement meetings. As a result of this review, the Board has determined that the Company and its shareholders would be best served by a Special Meeting Right with a lower threshold of 25%. This would allow shareholders to call for special meetings to consider matters that have significant, but less than majority, support.



The Board recommends that shareholders vote **FOR** the advisory vote on reducing the ownership threshold to call special meetings to 25%

SHAREHOLDER PROPOSAL

DESCRIPTION OF PROPOSAL. We have received notice of the intention of John Chevedden to present the following proposal at the Annual Meeting. In accordance with federal securities regulations, the text of the shareholder proposal and supporting statement appears below exactly as received, other than minor formatting changes. The contents of the proposal and supporting statement are the sole responsibility of John Chevedden, and AutoZone is not responsible for the content of the proposal and supporting statement or any inaccuracies they may contain. Mr. Chevedden has provided documentation showing that he has continuously owned no fewer than 5 shares with a market value of $14,951.75 (based upon closing stock price on the date of submission) since at least May 1, 2021. We will promptly provide the proponent's address upon a shareholder's request directed to our Corporate Secretary.

VOTES REQUIRED. This matter will be approved if the number of votes cast FOR the proposal exceeds the number of votes cast AGAINST. Abstentions and broker non-votes are not considered votes cast or shares entitled to vote with respect to this proposal and therefore will have no effect on the outcome of Proposal 5.

IMPACT OF VOTE. Because the vote on this proposal is advisory in nature, it is not binding on AutoZone or the Board. However, the Board and the Nominating and Corporate Governance Committee will consider the results of this advisory vote and Proposal 4 in determining next steps.

If both the Company's Proposal (Proposal 4) and this Shareholder Proposal (Proposal 5) regarding special meeting rights are approved, the Board will consider the voting results of both proposals, the difference in support for each proposal and the feedback from our shareholders received through engagement efforts. Based on the totality of such information, the Board will take such actions as it deems to be in the best interest of all shareholders.

BOARD RECOMMENDATION. As explained below, the Company and the Board do not support the adoption of this proposal and encourage shareholders to review the Company's response following the proponent's statement below.

 The Board recommends that shareholders vote **AGAINST** the shareholder proposal described below.

Proposal 5: Special Shareholder Meeting Improvement

Statement by the Proponent in Support of the Proposal



Shareholders ask our board to take the steps necessary to amend the appropriate company governing documents to give the owners of a combined 10% of our outstanding common stock the power to call a special shareholder meeting or the owners of the lowest percentage of shareholders, as governed by state law, the power to call a special shareholder meeting.

Currently it requires a 50.1 % of all shares outstanding to call for a special shareholder meeting at AutoZone. This 50.1 % of all shares outstanding translates into 55% of the shares that vote at the AutoZone annual meeting. It would be hopeless to think that shares that do not have the time to vote would have the time to go through the special procedural steps to call for a special shareholder meeting.

A reasonable shareholder right to call for a special shareholder meeting, as called for in this proposal, can help make shareholder engagement meaningful. A more realistic shareholder right to call for a special shareholder meeting in AutoZone bylaws will help ensure that management engages with shareholders in good faith because shareholders will have a viable Plan B by calling for a special shareholder meeting.

A more reassemble right to call for a special shareholder meeting can help AutoZone directors to be more careful in setting management pay. AutoZone management pay was rejected by more than 20% of shares in 2023. A 5% rejection is the norm for many well performing companies.

With the widespread use of online shareholder meetings it is much easier for management to conduct a special shareholder meeting and AutoZone bylaws thus need to be updated accordingly.

Please vote yes:
Special Shareholder Meeting Improvement – Proposal 5

Statement by the Company in Opposition of Proposal 5

After careful consideration of the proposal set forth above, the Board of Directors has concluded that a 10% ownership threshold for calling a special shareholder meeting is not in the best interest of AutoZone and its shareholders. Accordingly, the Board of Directors unanimously recommends a vote AGAINST this proposal 5.

Special Meeting Rights

We value and respect the rights of our shareholders and agree shareholders should have the opportunity to raise issues of substantial importance without having to wait for management to schedule a meeting. However, we believe special meeting rights should only be called to discuss exceptional and time-sensitive issues that cannot be delayed until the next annual meeting and when there is significant support among shareholders for such matters.

If the threshold is set too low, we and our shareholders may be subjected to special meetings that waste valuable corporate resources *(resources which shareholders entrust us to preserve and protect)* and distract management and the Board from important business initiatives and growth objectives in order to advance the agenda of a small minority of shareholders.

Shareholder Engagement

While special meeting rights are a significant governance mechanism, we also believe direct engagement between shareholders and our Board is a more effective use of time and resources. We provide ample opportunities for shareholders to communicate with and provide feedback to our Board. And as discussed on page 21, we have increased our outreach and engagement efforts over the last few years. These efforts have led to numerous changes and enhancements in our governance and compensation practices.

Commitment to Corporate Governance

We are committed to strong and effective corporate governance and value the opinions of our shareholders on all such matters. Our existing framework and practices provide meaningful opportunities for shareholders to engage with our Board and provide feedback, thereby ensuring that our Board remains accountable to shareholders and exercises independent judgement. Some highlights of our governance framework are as follows:

- over 80% of our Board are independent, and our three standing committees – the Audit, Compensation, and Nominating and Corporate Governance Committees – are 100% independent;

- directors are elected annually for 1 year terms;

- directors are elected by a majority vote in uncontested elections

- we do not have any supermajority voting requirements in place; and

- shareholders have proxy access to include director nominees in the Company's proxy statement.

Recommendation of Company Proposal

In order to provide shareholders with an enhanced ability to call a special meeting on significant matters that are of concern to a substantial number of shareholders in a manner designed to prevent waste and abuse of corporate resources, **the Board has issued Proposal 4** asking shareholders to approve a resolution supporting the amendment of the Company's governing documents to enable shareholders that own 25% of the Company's outstanding common stock to call a special meeting. The **Board believes a 25% ownership threshold strikes the appropriate balance** between ensuring that shareholders have the ability to call a special meeting to act on extraordinary and urgent matters and adequately protecting against a misuse of this right by a small number of shareholders whose interests may not be aligned with the vast majority of our shareholders.

Therefore, the Board of Directors unanimously recommends a vote **AGAINST** this Proposal 5.

Other Matters

We do not know of any matters to be presented at the Annual Meeting other than those discussed in this Proxy Statement. If, however, other matters are properly brought before the Annual Meeting, your proxies will be able to vote those matters in their discretion.

Proxy

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion & Analysis ("CD&A") explains our compensation program for our named executive officers ("NEOs") for fiscal year 2024 ("FY24"). This CD&A also describes the Compensation Committee's process for making pay decisions, as well as its rationale for specific compensation-related decisions.

Compensation Committee Report

The Compensation Committee of the Board has reviewed and discussed with management the following CD&A. Based on such review and discussions, the Committee recommended to the Board of Directors that the CD&A be included in this proxy statement.

Compensation Committee,
George R. Mrkonic, Jr. (Chair)
Brian P. Hannasch
Linda A. Goodspeed
Gale V. King

Named Executive Officers

WILLIAM C. RHODES, III
Executive Chairman

PHILIP B. DANIELE, III
President and Chief Executive Officer

JAMERE JACKSON
Chief Financial Officer

THOMAS B. NEWBERN
Chief Operating Officer

WILLIAM R. HACKNEY
Executive Vice President, Merchandising, Marketing and Supply Chain

KENNETH E. JAYCOX, JR.
Senior Vice President, Commercial

Reflects titles as of fiscal year-end.

Executive Summary

FY24 YEAR-IN-REVIEW

The three years prior to FY24 were marked by exceptionally strong performance and significant volatility impacting virtually every aspect of our business, and we are proud of our ability to successfully navigate those unprecedented challenges. However, as we looked to the future, we believed the key to enhancing our competitive position is returning to our historic standard of flawless execution, which begins with our Pledge and Values. For that reason, our mantra for FY24 was ***Live the Pledge***.

We Proudly Executed a CEO Succession Plan and Leadership Transition. After a thoughtful, robust and disciplined succession planning process that spanned more than three years, we proudly announced and executed upon a leadership transition that has built upon a deep bench of leaders who stand ready to lead the enterprise through the next stage of growth, all while preserving the great culture that makes AutoZone what it is. More information about our new leadership is discussed in the following pages.

We Sustained Double Digit EPS growth along with mid-single digit sales growth. In FY24, we built upon our exceptional prior period performance by delivering $**18.5** billion in sales, domestic same store sales growth of **0.4**%, international same store sales growth (on a constant currency basis) of **10.2%** and total company same store sales growth (on a constant currency basis) of **1.4**%. We sustained the share gains we achieved since 2020, as we achieved new all-time highs in sales, average sales per store and earnings per share.

Continue to Return Cash to our Shareholders. We returned approximately $**3.2** billion of cash to our shareholders in the form of share repurchases during FY24. Furthermore, since the inception of our share repurchase program in 1998 and through the end of the fiscal year, we have returned an aggregate $**37.0** billion to shareholders, all while continuing to invest in our current infrastructure to optimize performance and investing in organic growth. Our long-standing and unwavering commitment to our disciplined capital allocation strategy is clear.

We Challenged Our AutoZoners to Accelerate Growth in Key Metrics. The Company delivered solid results, executing amidst a challenging external environment. With our focus on the future, we set challenging performance goals with our EBIT target increasing 4% over prior year record growth while ROIC was again planned at greater than 50%. Our financial targets were appropriately rigorous and management was incented to deliver the best results possible for our shareholders.



1.4% Total Company SSS Growth in FY24

$3.2B Shares Repurchased in FY24

21.2% Avg TSR over past 20 years

Diluted EPS
20% 10-year CAGR
160
140
120
100
80
60
40
20
0
FY14 FY15 FY16 FY17 FY18 FY19 FY20 FY21 FY22 FY23 FY24

Earnings Before Interest and Taxes and Return on Invested Capital
4,000.00
3,000.00
2,000.00
1,000.00
-
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
FY15 FY16 FY17 FY18 FY19 FY20 FY21 FY22 FY23 FY24
EBIT (MMs)
ROIC

Total Shareholder Return
2,779%
836%
297%
2003
2013
2024
SPX Index
SPRetl Index
AZO Equity

Proxy

LETTER FROM THE COMPENSATION COMMITTEE

To Our Valued Shareholders,

We, as the Compensation Committee, are pleased to present this year's Compensation Discussion and Analysis (CD&A) for AutoZone. Our executive compensation program is rooted in long-term shareholder value, and this year's CD&A discusses our fiscal year 2024 executive compensation program decisions, highlighting how our distinctive approach to long-term incentives has driven exceptional performance for over two decades.

At AutoZone, our compensation philosophy has always prioritized long-term value creation over short-term gains. This is why we have consistently relied on stock options as the cornerstone of our Long-Term Incentive Plan ("LTIP"), albeit a unique choice for public companies in today's business environment. And while relative to other executive compensation programs our approach may be unconventional, over the past 20 years, it has proven quite effective, helping us to deliver exceptional results: our Total Shareholder Return (TSR) has averaged approximately 20% per year, significantly outperforming both the S&P 500 and S&P Retail Indices, placing us in the top 3% of all public companies based on TSR. In addition, our fixed share approach, granting approximately 0.9% of shares annually, ensures that the true cost to shareholders remains predictable and transparent. Even during market disruptions, our LTIP has proven resilient, driving both retention and performance. For these reasons, we continue to stand by our decision to maintain its core structure.

At the same time, we also highly value shareholder input. Since the introduction of the "Say-on-Pay" advisory vote in 2011, we have consistently received strong support for our compensation practices, with no less than 86% of votes cast in favor before 2023. However, last year's 78% support marked a change and prompted us to enhance our engagement efforts to better understand shareholder feedback and address any concerns. Most of our shareholders continue to share that they strongly support our program and approach to equity grants, as well as appreciate our unwavering focus on managing the cost of our program. However, we recognize that the direct connections between the significant growth in our stock price, the Black-Scholes value of stock options, and our fixed share rate model has contributed to a notable rise in the total value of our equity grants from prior years. As a result, to reset the connection between the Black-Scholes value of stock options and the fixed share rate, the Compensation Committee will grant stock options to the NEOs in FY25 at the same award value as FY24 (the actual number of options granted was reduced). We also made additional refinements to our executive compensation program based on feedback, detailed on pages 41-42 of this CD&A. For further clarity, pages 42-43 of this CD&A include a special Q&A section addressing common questions about our use of stock options and a fixed share model.

Thank you for your continued trust and support. We appreciate the care you will take in reviewing this year's CD&A and are confident it reflects our commitment to continually strengthening our compensation program and aligning it with shareholder interests. We remain dedicated to fostering long-term growth, creating shareholder value, and maintaining an executive compensation program that supports these objectives.

Sincerely,

The Compensation Committee
George R. Mrkonic, Jr. (Chair)
Brian P. Hannasch
Linda A. Goodspeed
Gale V. King

SAY-ON-PAY & SHAREHOLDER ENGAGEMENT

At Autozone, we believe that maintaining a strong and transparent relationship with our shareholders is essential to our long-term success. We have always been committed to engaging with our shareholders on key issues, including our executive compensation practices. This commitment is reflected in the consistently high levels of support we have received through our annual “Say-on-Pay” advisory vote since 2011.

At our 2023 Annual Meeting of Shareholders, we continued to receive strong majority support for our executive compensation program. However, our lower vote outcome reinforced our ongoing dedication to listening to our shareholders and responding to their feedback. Since July 2024, we proactively reached out to shareholders representing 74% of our outstanding shares as of June 30, 2024 and invited them to join the Chair of the Compensation Committee, in virtual meetings to discuss our program. Our goal was to listen to and understand our shareholders’ perspectives and engage in constructive dialogues to gather further insights on the areas of specific concern. By October 2, 2024, we conducted meetings with shareholders representing approximately 52% of our shares. The Compensation Committee Chair participated in all the meetings and shared the feedback directly with the other Compensation Committee members, as well as the full Board.

The central topic of our discussions was about our unique approach to long-term incentives. Most of our shareholders continue to strongly support the design of our LTIP but requested more details for our decision to continue to use 100% stock options and a fixed share model since it is an unconventional approach (please see pages 42-43 of this CD&A for a special Q&A section addressing common questions about our approach). Shareholders also provided feedback on other aspects of our program, including observations that informed refinements for FY24 and FY25. Below is a summary of the key messages we heard from our shareholders and how we have responded.

<table>
<tr><th>What We Heard</th><th>How We Responded</th></tr>
<tr><td>Some shared concerns about the continued use of 100% traditional stock options in our LTIP and the increased value of equity grants compared to prior years</td><td>

Froze the total stock option equity compensation (based on the Black-Scholes value) granted to NEOs based upon FY24 grants granting the same total stock option compensation value in FY25
Granted 50% of the Executive Chairman’s FY24 LTIP award using premium-priced stock options (10% above stock price on date of grant) with a 100% cliff vest after five years, and further reduced the Executive Chairman’s FY25 LTIP grant to $2,350,000, to less than half of the FY24 grant value
Granted 25% of the CEO’s FY25 LTIP awards using premium-priced stock options (10% above stock price on date of grant), each with a 100% cliff vest after five years, aligning total compensation to approximately the 30th percentile of the Peer Group

For more information about how we set compensation levels for our CEO, Executive Chairman and other NEOs, please refer to page 53 of this CD&A.
</td></tr>
<tr><td>Some expressed a preference for deferred vesting on stock options beyond the 1st anniversary of the Vesting Commencement Date</td><td>

Changed the vesting schedule* starting with FY25 grants from 25% per year annually to the following:

<table>
<tr><th>% Vested</th><th>Anniversary of Vesting Commencement Date</th></tr>
<tr><td>0%</td><td>1st Year</td></tr>
<tr><td>50%</td><td>2nd Year</td></tr>
<tr><td>25%</td><td>3rd Year</td></tr>
<tr><td>25%</td><td>4th Year</td></tr>
</table>
*Note: Any Executive Committee member who is 55 years or older but has less than 15 years of service with AutoZone will continue to have their stock options vest in four equal tranches starting on first anniversary of the Vesting Commencement Date.
</td></tr>
</table>

What We Heard	How We Responded
Some would like a maximum on annual incentive plan payouts, and do not support the upside opportunity executive officers' have driven by the individual modifier component of annual incentive awards	• In FY23 we implemented maximum payout opportunity of 300% for annual incentive plan awards • Eliminated the individual modifier component of the annual incentive plan effective FY25.
Some wanted to better understand why we don't explicitly use of Environmental, Social Governance ("ESG") metrics in our annual incentive plan	• Culturally, we believe ESG initiatives are important, and they are embedded in everything we do. As such, we do not believe that ESG as standalone metrics in our annual incentive plan would materially drive results. We expect and hold our AutoZoners accountable, especially our executive officers, to be environmentally responsible, inclusive and respectful practicing sound governance as part of their everyday behaviors.
Some questioned the perquisites offered to executives	• The largest benefit we offer is our match on charitable contributions of up to $50,000, annually. This perquisite is reflective of AutoZone's culture of giving. On average, it is approximately 40% of total perquisite value. All other benefits are consistent with market practice.

The Compensation Committee and entire Board of Directors value the opinion and feedback of our shareholders and intend to continue to engage with shareholders regarding compensation practices and governance. As before, the Committee will take into account the level of support from this year's Say-on-Pay vote and any subsequent shareholder feedback received in determining executive compensation for FY26.

Q&A WITH OUR COMPENSATION COMMITTEE CHAIR

In response to shareholder interest in our unique approach to long-term incentives, below are answers to some commonly asked questions we receive about our focus on stock options and additional insights into why we've maintained our current compensation strategy.

How do you manage between long-term and short-term performance incentives?

At AutoZone we are focused on the primary mission of creating long-term sustainable value. While we certainly want to perform in the short-term as well, we never want that to be at the expense of long-term value creation. We balance those two objectives in the following ways:

1. By making the long-term incentives do most of the work by allocating 81% of total compensation of the NEO's to long-term compensation versus only 8% for short-term awards;

2. By paying short-term compensation on Economic Profit, which is 50% based on EBIT and 50% based on ROIC. We believe that these metrics balance annual growth and return while driving long-term value creation;

3. By setting realistic bottoms up plans for the short-term plan that are not so stretched that management would ever need to compromise future performance to achieve the short-term reward.

We believe we have achieved the right balance in both short- and long-term goal setting and performance management if we meet or exceed those short-term targets routinely (as we have done in 17 out of the last 20 years for the EBIT portion of the award) while at the same time exceeding any relevant benchmarks over the long-term (AutoZone has generated TSR in the top 3% of all public companies over the last 20 years).

Why does AutoZone prioritize stock options over performance share units (PSUs) in its Long-Term Incentive Plan? We believe stock options are the most effective way to align management incentives with long-term shareholder value. Unlike PSUs, which can sometimes shift focus to short-term accounting metrics, stock options encourage sustainable, high-return investments that drive long-term performance in a way that is 100% aligned with shareholders. Our stock option plan ensures that management remains focused on consistent, long-term value creation. In addition, executives tend to hold onto their options longer than is typical, effectively behaving like shareholders who balance protecting in-the-money value with driving future growth. Given the proven effectiveness of stock options in driving performance and retention, as well as their strong alignment with shareholder interests, we believe it would be irresponsible to shift away from this strategy. Our plan remains cost-competitive for shareholders and essential to sustaining long-term success.

How do stock options support AutoZone's long-term value creation? Stock options provide continuous and dynamic incentives that directly align with shareholder interests. By focusing on maximizing share price over the long term, management avoids short-term trade-offs that could harm sustainable growth. This approach has proven resilient even during market disruptions, such as the COVID-19 pandemic and the financial crisis of 2008.

Why does AutoZone use a fixed percentage of shares rather than the more common Black-Scholes model? We prefer a fixed percentage of shares approach because it directly ties the true shareholder cost—dilution—to a real and predictable metric: the annual share count. This approach offers greater transparency and aligns our practices with the interests of shareholders.

What are the advantages of AutoZone's fixed share approach over Black-Scholes-based benchmarking? Our fixed share approach avoids the inflationary pressure that arises from constantly benchmarking compensation against peer groups using Black-Scholes values. By setting a fixed percentage of shares (0.9%) relative to the annual share count, we maintain a consistent and predictable metric, independent of fluctuations in share price or peer group movements. In addition, if the share price stays flat (or goes down) the Black-Scholes value of the grant will be flat (or decline).

How does AutoZone's fixed percentage of shares align with industry standards? The 0.9% annual share grant is identical to our peer group average and materially below the S&P 500 index, demonstrating that our approach is both competitive and aligned with broader industry practices. Also, as shown on page 47, the overall cost of our program is generally below median versus comparable companies.

How can you ensure that using 100% stock options in your compensation approach doesn't encourage unnecessary risk-taking? While some might believe that relying solely on stock options could incentivize risky behavior, our experience over the last two decades tells a different story. Our exceptional performance has led to significant in-the-money value for stock options, which executives typically hold for extended periods. The substantial value accumulated over time far outweighs the annual grants, encouraging a balanced approach focused on protecting existing value while continuing to create new value. Furthermore, although there may be a concern that executives could manage stock prices in the short term, this contradicts the way our program operates. We do not provide earnings guidance, host analyst days, or promote our stock publicly, ensuring that short-term stock price manipulation is not a focus. Lastly, the fixed timing of our stock option grants further mitigates the potential for risk-taking by ensuring that decisions are made based on long-term value creation rather than short-term gains.

LEADERSHIP TRANSITION

FY2024 marked a leadership transition and realignment. By retaining long-term CEO, Mr. Rhodes, we ensure continuity while leveraging his extensive experience. The elevation of Mr. Daniele to President and CEO, supported by his proven track record reinforces our strategic direction. In addition, the new leadership structure includes three seasoned leaders in Mr. Jackson, Mr. Newbern and Mr. Hackney, along with the addition of external talent, Mr. Jaycox. These internal and external talent-driven moves positions us to maximize growth opportunities to drive key initiatives. *For more information about how we set compensation levels for our CEO, Executive Chairman and other NEOs, please refer to page 53 of this CD&A.*

CEO Succession

	**William C. Rhodes, III** Executive Chairman		**Philip B. Daniele, III** President & Chief Executive Officer

Executive Promotions	AutoZone Tenure
Jamere Jackson Chief Financial Officer (FY23: Executive Vice President)	4
Thomas B. Newbern Chief Operating Officer (FY23: Executive Vice President)	39
William R. Hackney Executive Vice President (FY23: Senior Vice President)	39
Kenneth E. Jaycox, Jr. Senior Vice President (Hired July 2024)	<1

DIVERSITY, EQUITY AND INCLUSION

AutoZone is committed to continuing to build a diverse organization that represents our customers and the communities in which we serve. This commitment to diversity begins at the top with our Board of Directors and our Executive Committee. We are proud of the quality, strength, experience, racial and ethnic diversity, gender diversity and tenure represented on our 12-person Executive Committee. Additionally, six members of our Executive Committee are Executive Sponsors of AutoZone Business Resource Groups and six are on the DEI Steering Committee. This leadership and advocacy serve to ensure we remain dedicated to continuing to invest in and develop a talented and diverse pipeline of AutoZoners.

> AN AUTOZONER ALWAYS
> **EMBRACES DIVERSITY**
>
> Welcome each individuals' heritage, differences and unique qualities. Build teams with diverse thoughts, skills, knowledge and backgrounds. Value the ideas and opinions of others.

Compensation Framework

GUIDING PRINCIPLES

As the leading retailer and distributor of automotive replacement parts and accessories in the Americas, we believe an effective compensation program should be carefully designed to address the unique needs of our company, taking into consideration the industry, our history and the employee population for which such compensation program is designed. In particular, AutoZone's executive compensation program is designed around three, primary Guiding Principles.

COMPENSATION GUIDING PRINCIPLES

Drive PERFORMANCE

Does the compensation program represent a **pay-for-performance philosophy** by driving short-term and long-term performance? Are there appropriate **risk mitigation** measures designed to prevent excessive risk taking?

Drive RETENTION

Are we **attracting and retaining effective leaders** who can develop and execute long-term strategic objectives? Are they appropriately incented to ensure the long-term success of the organization, including after their retirement? Are they encouraged to attract, retain and develop **organizational talent for the future**?

Drive SHAREHOLDER VALUE

Are we investing in the **profitable growth** of the business by incenting **sustainable value creation**? Are performance and retention achieved in a manner that **does not come at an excessive cost to shareholders**?

These Guiding Principles have shaped our executive compensation framework for more than 20 years. By referring to these Guiding Principles, the Compensation Committee has consistently evaluated our executive compensation over the years to determine whether the program remains effective or whether changes in compensation design are appropriate.

 **Drive Performance**

Evaluating long-term performance is a necessary first step in evaluating executive compensation. At AutoZone, we pay particular attention to Total Shareholder Return (TSR), Diluted Earnings per Share (EPS), Earnings before Interest and Taxes (EBIT) and Return on Invested Capital (ROIC). We believe these metrics, when viewed over a ten-to-twenty-year horizon, provide a strong indication of whether our compensation program embodies not only a *pay-for-performance* incentive structure, but also a *pay-for-long-term-performance* incentive structure.

We believe embracing stock options versus performance-based stock units and opting for a fixed share model demonstrate a deep understanding of what behaviors drive success, and what incentives drive those desired behaviors.

Is it working? Are we driving Long-Term Performance? Our approach to performance-based compensation and long-term incentives is admittedly unique and unconventional. However, when evaluating our performance *over the past 20 years*, we've observed the following *exceptional results*—our annualized TSR has averaged approximately 20%, materially exceeding both the S&P 500 and S&P Retail Indices; and we are in the top 3% of all public companies when measured on the basis of Total Shareholder Return.

AutoZone has benefited from the effectiveness of stock options since becoming a public company in 1991, with recent stock price growth leading to a significant increase in the accounting value of these options.

 **Drive Retention**

Retention of key executive officers as well as other AutoZoners, combined with the ability to attract and recruit highly qualified, external leaders, is an important goal of our compensation program as it promotes superior and consistent execution of our operational and financial goals as well as more thoughtful succession planning and organizational development. This ultimately serves the long-term benefit of our customers, our organization and our investors. Accordingly, the Compensation Committee regularly reviews the turnover of the Company's executive officers to evaluate retention.

- During the past ten years, AutoZone has not lost a single executive officer to another business due to their voluntary termination. To the contrary, our executive officers typically remain with AutoZone until their permanent retirement which allows for a successful transition of responsibilities to their successor.

- We have also shown that our compensation structure allows us to effectively recruit externally as we continue to recruit highly qualified and experienced leaders.

 **Drive Shareholder Value**

Investing in the profitable long-term growth of the business is a basic tenet of AutoZone. We passionately pursue opportunities that provide a strong return on investment and exercise restraint when presented with opportunities that we believe will not provide the returns that shareholders have come to expect from us. While some refer to this approach as our disciplined capital allocation strategy, at AutoZone, we simply call it *Living our Pledge and Values*. An AutoZoner always Strives for Exceptional Performance. Our compensation programs are designed to incent behaviors that stand true to this basic principle of driving long-term shareholder value, by profitably investing in and growing our business and returning excess cash to our shareholders.

The below table demonstrates alignment between pay, performance and cost effectiveness of the stock option program.

> AN AUTOZONER ALWAYS **STRIVES FOR EXCEPTIONAL PERFORMANCE**
>
> Be accountable and honor your commitments. Act in a manner of the highest legal and ethical standards. Use resources wisely and promote a culture of thrift. Take strong initiative, act quickly and do the job right the first time.

($s 000)	High-Performing Cos. Median[1]	FY24 Peer Group Median[2]	S&P 500 Median	AutoZone
Sales	$ 21,880,600	$ 14,555,741	$ 12,629,000	$ 18,490,268
EBITDA	$ 3,631,896	$ 1,871,961	$ 5,163,000	$ 4,338,463
Shares OS at year-end (Diluted)	138,205	141,034		16,926
Market Cap	$ 36,857,347	$ 25,062,347	$ 29,641,161	$ 53,849,730
Net Income	$ 1,688,647	$ 1,107,226	$ 2,626,000	$ 2,662,427
Diluted EPS	$ 11.88	$ 7.55		$ 149.55
Share-Based Expense ("SBE")	$ 93,850	$ 57,226	$ 117,000	$ 106,246
As a % of Sales	*0.32%*	*0.40%*	*0.89%*	*0.57%*
As a % of EBITDA	*2.74%*	*2.65%*	*2.27%*	*2.45%*
As a % of Market Cap	*0.34%*	*0.29%*	*0.39%*	*0.20%*
As a % of Net Income	*5.5%*	*4.9%*	*4.5%*	*4.0%*

Source: Financials from Yahoo! Finance; SBE from 10k filings

1 &2 Excludes AutoZone; based on companies reporting as of August 31, 2024

1 High-Performing Companies (Cos) are firms with sales of $20B and 10% or better Total Shareholder Return in last 5 years (n=58).

Note: the impact of SBE has been muted by the option tax benefit to the point that Net Income was virtually unchanged due to SBE.

Over the past three years, as stock price and therefore, share-based expense, significantly increased, the tax benefit from stock option exercises have correspondingly risen, nearly offsetting the program's costs as reflected on the P&L statement. It is important to highlight that share-based expense is a non-cash charge derived from a complex mathematical formula, whereas the tax savings are actual cash benefits. Consequently, despite the perceived impact, our option program has not been more dilutive to shareholders over the past decade than a hypothetical 50/50 stock options/RSU program.

COMPENSATION ELEMENTS AND MIX

The Compensation Committee aims to align the executive compensation program with the interests of our shareholders and in a manner consistent with our Guiding Principles. The key elements of our executive compensation program, as well as the primary Guiding Principles promoted by each such element, are summarized below.

Additionally, the program is designed to include an appropriate mix of different types of compensation as follows:

- ✓ a mix of **short-term** and **long-term** incentive compensation to align pay outcomes to both the achievement of our annual operating plan as well as our long-term strategy;

- ✓ a mix of **cash** and **equity** compensation to align interests of our executives with those of our shareholders; and

- ✓ a mix of **fixed** and **variable** compensation, to promote the achievement of rigorous goals without excessive risk taking.

	Compensation Components	Guiding Principles
BASE SALARY	• Fixed cash compensation typically below median • Allows AutoZone to attract and retain highly qualified executives through the delivery of stable, cash compensation • Salaries reflect individual's level of responsibility and experience, scope and complexity of position, market data and internal pay equity	
ANNUAL INCENTIVE PLAN	• Variable cash compensation • Drives short-term Company performance • Payout is based upon performance against pre-established, realistic, team-based financial goals of EBIT and ROIC, as drivers of economic profit	
LONG-TERM INCENTIVE PLAN	• Variable equity compensation, subject to holding and vesting requirements • Drives long-term performance • Directly aligns executives' interests with shareholders by rewarding long-term value creation as measured by stock price appreciation using stock options • Due to the share buyback program, each year, we are effectively reducing the number of stock options we grant as the grant pool is based on a fixed percentage of shares outstanding • Our option holders hold their vested options for long periods of time further reinforcing our ownership culture.	
BENEFITS	• Health, welfare and retirement benefit plans and programs, including participation in stock purchase plans • Helps attract and retain experienced executives	
PERQUISITES	• Limited perquisites and personal benefits, such as charitable contribution match, home security systems and airline club memberships, which allow executives to devote more time to business while also promoting community engagement, health, wellness and safety	

For FY24, the vast majority of target compensation value was delivered in the form of variable or "at-risk" performance-based compensation as shown below.



Target Compensation Mix

President and CEO

9% BASE SALARY

12% ANNUAL INCENTIVES

79% LONG-TERM INCENTIVES

CASH

EQUITY

91% AT-RISK, PERFORMANCE-BASED

Average of Other NEOs

11% BASE SALARY

8% ANNUAL INCENTIVES

81% LONG-TERM INCENTIVES

CASH

EQUITY

89% AT-RISK, PERFORMANCE-BASED

Proxy

Compensation Governance

COMPENSATION COMMITTEE OVERSIGHT

The Company's executive compensation program is administered and overseen by the Compensation Committee. As set forth in its committee charter (which is available on the Investor Relations section of our website), the Compensation Committee is made up entirely of independent directors appointed by the full Board of Directors and is responsible for reviewing and approving AutoZone's compensation philosophy, strategy and objectives as well as its compensation programs, plans and awards for executive officers. In carrying out its responsibilities, the Compensation Committee elicits feedback and support from shareholders, members of management and outside advisors as needed.

ROLE OF COMPENSATION COMMITTEE

- Reviews and approves executive compensation philosophy, strategy and objectives
- Reviews and approves compensation programs, plans and awards (including salary, bonus and equity grants) for all executive officers
- Determines the terms and conditions of equity incentive awards for all award recipients

- Evaluates performance against pre-established performance goals
- Reviews regulatory and legal developments on compensation matters
- Reviews annual say-on-pay results and considers investor feedback on executive compensation practices
- Reviews and oversees risk management practices relating to the design and operation of compensation plans and programs

ROLE OF COMPENSATION CONSULTANT

- Provides recommendations regarding compensation amount, mix, program design and governance practices
- Provides direct feedback regarding compensation-related practices and trends
- Feedback and recommendations are primarily focused on CEO and executive compensation
- Reports directly to the Compensation Committee

ROLE OF MANAGEMENT

- Conducts compensation-related research and data analysis based on peer group and broader market surveys
- Provides recommendations regarding compensation amount, mix, program design, and governance practices
  - Executives vigorously evaluate the performance of each of their direct reports
- Evaluates market data for each executive officer relative to the Company's strategy, business and inherent responsibilities of the role
- Advises on relationship of other factors, such as the Company's annual operating plan, long-term strategy, human capital management strategy and internal pay equity, to compensation design and outcomes

ROLE OF SHAREHOLDERS

- Express support for the executive compensation program by voting for or against the Say-on-Pay vote at annual meeting

- Provide direct feedback regarding executive compensation program through engagement with management and/or Board members

Independent Compensation Consultant

For FY24, the Compensation Committee again selected and retained Pearl Meyer to serve as its independent compensation consultant. Prior to its engagement, the Committee re-assessed Pearl Meyer's independence in light of applicable SEC rules and NYSE listing standards and determined that no conflict of interest or independence concerns existed. Pearl Meyer reports directly to the Compensation Committee and provides independent advice regarding executive and non-employee director compensation programs and practices. Representatives from Pearl Meyer also regularly attend meetings of the Compensation Committee and executive sessions as may be requested by the Committee from time to time.

Management

Mr. Daniele, in his capacity as President and Chief Executive Officer, attends most meetings of the Compensation Committee and provides valuable input and perspectives to the Committee with respect to the performance and compensation of the other members of our management team. He makes specific recommendations to the Compensation Committee concerning the compensation of his direct reports and other senior executives, including the executive officers. These recommendations generally relate to base salary increases, internal promotions and compensation recommendations for newly hired executives. He also assists the Compensation Committee by providing input regarding individual goals, performance and results as well as scope and complexity of their positions. Our Senior Vice President, Human Resources, along with other key members of our human resources team also attend the majority of Compensation Committee meetings and provide the Committee with data, analyses and perspectives on relevant market and industry trends.



Compensation Planning Cycle

SEPTEMBER - NOVEMBER

- Review company and individual performance for prior year and approve annual incentive plan payouts
- Review and approve compensation disclosures to appear in Proxy Statement
- Approve compensation levels, including base salary, annual incentive plan target and equity awards
- Review feedback from Compensation Committee self-evaluation
- Review executive compliance with stock ownership policy

DECEMBER - FEBRUARY

- Review year-to-date results against annual incentive plan targets
- Review Say-on-Pay results and proxy advisory firm analyses
- Review compliance with Compensation Committee Charter
- Review director compensation (biennially)
  - Review director compliance with stock ownership policy

MARCH - MAY

- Review year-to-date results against annual incentive plan targets
- Review composition of Peer Group and approve any changes
- Review trends and best practices, due to legislative and regulatory changes or otherwise
- Discuss potential changes to compensation plans or policies
- Review consultant independence and fees

JUNE - AUGUST

- Review year-to-date results against annual incentive plan targets
- Review share-based expense trend
- Discuss feedback from shareholder engagement
- Review compensation plans and potential changes for following year
- Review findings from compensation program risk assessment.
- Discuss compensation levels for executive officers for following year

AutoZone reviews publicly available data from a peer group of companies to help us ensure that our executive compensation programs remain effective in carrying out our Guiding Principles.

Peer Group Composition

Our peer group is composed of direct competitors; companies with which we compete for talent, customers and capital; and companies with a comparable range of key financial measures and business model (e.g. specialty retailer with retail and commercial customers). Such companies are likely to have executive positions comparable in breadth, complexity and scope of responsibility to ours. The peer group data we use is from proxy filings and other published sources – it is not prepared or compiled especially for AutoZone. We annually review the appropriateness of this peer group. It typically has changed when a peer company experiences events such as acquisitions and spin-offs, or in the event a member company experiences significant performance challenges.

FY24 Peer Group

• Advance Auto Parts	• Dollar Tree	• Sherwin Williams
• Bath and Body Works	• Genuine Parts	• Tractor Supply Company
• Costco Wholesale	• LKQ Corporation	• Ulta Beauty
• Dick's Sporting Goods	• Lowe's Companies	• W.W. Grainger
• Dollar General	• O'Reilly Automotive	

No Changes to FY25 Peer Group. During FY24, the Compensation Committee reviewed the peer group for FY25 compensation programs. The intent of such review was to ensure our peer group consists of companies with a similar business model and face similar risks and opportunities as the macroeconomic environment changes, while also selecting companies with comparable financial metrics, market capitalizations and go-to market strategies. Management continues to believe the business models of automotive retailers and petroleum distributors are too dissimilar for inclusion in our peer group. Following such review, and upon the recommendation of management and Pearl Meyer, the Compensation Committee did not make any changes and approved the above peer group for FY25 compensation matters.

Use of Peer Group Data

Peer group data is an important tool in determining executive compensation levels. However, due to a number of factors, executive compensation data is not perfectly comparable across companies. For example, companies, like AutoZone, consider the scope, complexity and strategic contributions of each role in setting executive compensation. These factors vary significantly across companies, even in the same industry. For this reason, AutoZone does not engage in strict benchmarking of compensation levels, i.e., we do not use specific data to support precise targeting of compensation, such as setting an executive's base pay at the 50th percentile of an identified group of companies. Instead, we utilize peer group data to help determine competitive base salaries and short-term incentive target amounts that support our ability to attract and retain executive talent within our overall compensation philosophy. As referenced before, we do not target a Black-Scholes value for the option awards. We have a fixed run rate every year (approximately 0.9% of outstanding shares) which makes the cost of our program more predictable and does not tie us to continuous benchmarking that drives increased costs.

Survey Data

AutoZone also uses broader compensation survey data submitted by hundreds of companies, which may contain summary statistical information (e.g., mean, median, 25th percentile, etc.) related to base salaries, variable compensation, total annual cash compensation, long-term incentive compensation and total direct compensation. In making decisions related to executive compensation, the Compensation Committee uses the survey data as context in reviewing compensation levels, particularly for salary ranges and approving pay actions.

ESTABLISHING COMPENSATION LEVELS

Chief Executive Officer

The Compensation Committee annually reviews and establishes the compensation level for the President and Chief Executive Officer, in conjunction with a review of his individual performance by the directors. As part of this review, the Committee considers all forms of compensation, including base salary, annual cash incentive, long-term equity incentives and other benefits provided. Mr. Rhodes and Mr. Daniele were not a party to the deliberations regarding their own compensation. Instead, the Compensation Committee received input from Pearl Meyer, as its independent compensation consultant, and discussed its recommendations directly with the Senior Vice President, Human Resources.

Rhodes. AutoZone's CEO Transition plan was approved and announced in June 2023, with an effective date of January 2, 2024. Because Mr. Rhodes would be serving as Chairman, President, and Chief Executive Officer for part of FY24, the Compensation Committee determined to keep his cash compensation level for such period of time unchanged from the prior year. Compensation levels for Mr. Rhodes in his capacity as Executive Chairman are discussed below.

Daniele. In determining compensation for Mr. Daniele upon his appointment as President and Chief Executive Officer, the Compensation Committee reviewed peer group data, Mr. Rhodes' current compensation as CEO for nearly 19 years and Mr. Daniele's specific experience. In particular, the Compensation Committee considered that Mr. Daniele will be new-in-position as a first-time CEO but also brings with him many years of relevant experience within AutoZone and the automotive aftermarket industry.

Name	Rhodes(1)	Daniele(1)
Total Cash Compensation	$ 2,415,000	$ 2,300,000
Peer Group Percentile	43 %	37 %
Total Compensation	$ 18,796,822	$ 9,499,838
Peer Group Percentile	99 %	30 %

(1) Reflects annualized target compensation for Mr. Rhodes as Chairman, President and CEO and Mr. Daniele as President and CEO during FY24. Note we do not specify a long-term incentive target but used fixed-share modeling based on a % of shares outstanding. Mr. Daniele as first year President and CEO was intentionally set below market median.

Following such review, the Compensation Committee determined to set Mr. Daniele's total compensation at a competitive level but below market median compared to the peer group. His cash compensation, consisting of base salary and target annual incentive opportunity, is relatively consistent with that of Mr. Rhodes', but his long-term incentive compensation is significantly less. Additionally, as recently as 2019 before the recent stock price increase, Mr. Rhodes' total compensation was in the 36th percentile compared to peers.

Executive Chairman

In determining compensation for Mr. Rhodes in his role as Executive Chairman, the Compensation Committee reviewed peer group data and found great variability in Executive Chairman pay, due to each Company's unique facts and circumstances. The Committee sought to design a compensation structure that incentivized Mr. Rhodes to remain focused on the long-term performance and success of the Company while also acknowledging the significant change in his role. As such, Mr. Rhodes' compensation is heavily weighted towards long-term, at-risk incentive compensation, with a modest base salary and no annual incentive award opportunity. In addition, the Committee used premium priced stock options for 50% of the award with five-year cliff vesting to further reinforce the importance of long-term growth and sustainability.

Other Executive Officers

The Compensation Committee annually reviews and approves base salaries for AutoZone's remaining executive officers based on recommendations of the President and Chief Executive Officer and considerations of the various factors described above.

The Compensation Committee was mindful of the first CEO transition in nearly two decades and the supporting team was key to help continue our level of exceptionally high performance. The Compensation Committee looked at various factors to determine pay for the most senior executives consisting of the Chief Financial Officer, Chief Operating Officer and Executive Vice President, Merchandising, Marketing and Supply Chain: demonstrated performance, related experience in the market and with AutoZone, added expectations to play a more significant role in management and direction of their respective areas, and to attract a field of appropriately qualified and experienced leadership candidates for open roles. The Compensation Committee evaluated pay compared to market, considering the defined peer group as well as the S&P500 of related roles.

Compensation Program Details

BASE SALARY

We provide base salaries to our executive officers as a means to deliver a stable amount of cash compensation throughout the fiscal year. Base salaries are established by the Compensation Committee at a level that takes into consideration the individual's position, including scope and complexity of the role, as well as broad-based market data, internal pay equity and total target cash compensation.

In general, base salaries for our executive officers are competitive but often below market median. For new executive officers who are promoted from within the organization, the Company aims to set base salaries in the bottom quartile of the market with the expectation of moving base salaries to the 30th percentile after the third year in such position. For executive officers who are externally hired, the Company may be more competitive in setting base salaries closer to median in order to successfully recruit and retain highly qualified leaders who complement the strategic needs of the organization and who don't have several years of equity grants.

Over time, as the median pay levels in the competitive market change, as evidenced by the salary survey data, AutoZone will make appropriate adjustments to its salary range midpoints so that on average, these midpoints are positioned at market median for base salaries. We believe this positioning relative to the market allows for competitive base salary levels while also delivering competitive total rewards at or above the market median through our performance-based variable compensation. For additional information on the sources of market data and how AutoZone uses such data, see "Benchmarking" within this CD&A.

The below table lists each of our NEO's base salary for FY23 and FY24, the percent of increase from the prior year and the rationale for the change.

Name	FY23	FY24	Increase	Rationale
William C. Rhodes, III	$ 1,050,000	$ 150,000	(85.7)%	Benchmarks widely varied but total compensation targeted well-below median with low level of base salary and significant weight in long-term premium priced stock options with five-year cliff vesting to retain and capitalize on the outgoing CEO's institutional knowledge while ensuring a smooth transition to the new CEO
Philip B. Daniele, III	519,000	1,000,000	92.7 %	Pursuant to promotion to President and CEO, we targeted pay to be competitive but below market median of the peer group
Jamere Jackson	731,000	800,000	9.4 %	Pursuant to promotion and based on general market experience in related role, we targeted 75th percentile for base salary of the peer group and S&P500
Thomas B. Newbern	641,000	800,000	24.8 %	Pursuant to promotion and based on general market experience in related role, we targeted 50th percentile for base salary of the peer group and S&P500, aligning with CFO
William R. Hackney	426,000	500,000	17.3 %	Pursuant to promotion and based on general market experience and tenure related to EVP role specializing in Merchandising, Marketing and Supply Chain, we targeted below 25th percentile for base salary of the peer group and S&P500, recognizing total compensation would be at or above 75th percentile
Kenneth E. Jaycox, Jr.	—	500,000	0.0 %	New hire competitive with market data

ANNUAL INCENTIVE PLAN

All executive officers were eligible to receive an annual cash incentive award under the FY24 U.S. Management Incentive Plan ("MIP"), which is designed to motivate and reward executives for short-term performance measured against pre-established financial goals. The following graphic illustrates the general design and structure of the MIP, or the annual incentive plan.



Base Salary ($) x **Target MIP Opportunity (%)** x **Actual MIP Attainment (%)** + **Target MIP $ x Individual Modifier (%)** = **Actual MIP Payout ($)**

The Compensation Committee annually reviews the design and elements of our executive compensation program to ensure it continues to reflect our Guiding Principles. In addition, the Committee periodically engages in a deeper review as may be appropriate due to evolving best practices, macroeconomic circumstances or otherwise. For example, during FY24, the Compensation Committee reviewed historical annual plan attainment levels over the prior 20-year period to ensure plan design reflected the Guiding Principles of *Drive Performance* and *Drive Shareholder Value*. In particular, the Compensation Committee reviewed incentive plan payout levels and performance against planned targets. In the instances where the Company performed significantly greater than plan and executive officers earned significant incentive plan payouts, the Committee reviewed underlying factors driving the exceptional performance, the incremental cost to shareholders, the growth in AutoZone's market capitalization, industry performance and industry-wide compensation practices. Based on this review, the Compensation Committee determined the MIP, or the annual incentive plan, is designed effectively and furthers all three Guiding Principles. As a result, the Compensation Committee has not made any significant changes to the plan design.

Target Opportunity

Each executive officer's annual incentive plan target opportunity is expressed as a percentage of base salary, which percentage is based on the individual's level of responsibility within the organization. As an individual's level of seniority and management responsibility increases, his or her target opportunity as a percentage of base salary increases and therefore the portion of his or her total performance-based compensation increases. There is no minimum level of payout, and to respond to shareholder feedback effective with the FY23 awards, the maximum payout is capped at 300%.

Performance Goals and Payout Matrix

Actual payouts under our annual incentive plan are based upon performance against the matrix set forth on the following page. In developing the matrix, the Compensation Committee began with **Economic Profit** because it ensures that the Company is using capital to generate profitable earnings efficiently and in a manner that is sustainable for the future. In other words, Economic Profit ensures that *growth*, as well as the *cost of growth*, are balanced and achieved in a manner that maximizes the long-term interests of our shareholders. Furthermore, **Economic Profit allows us to align short-term compensation goals to long-term value creation**.

Accordingly, target Economic Profit, calculated by reference to the FY24 operating plan EBIT and ROIC, would result in target (or 100%) payout. Different levels of attainment of EBIT and ROIC on a pre-determined matrix result in varying levels of Economic Profit and payout is based upon actual Economic Profit against target Economic Profit. Accordingly, **annual incentive payouts are driven by EBIT and ROIC and their corresponding impact to Economic Profit versus target.** For these reasons, we do not apply straight-line interpolation of our EBIT and ROIC as we focus on impact to Economic Profit instead.

The key metrics in developing the FY24 annual incentive plan are defined below. The Compensation Committee may (but is not required to) adjust for the effect of one-time charges and extraordinary events such as asset write-downs, litigation judgments or settlements, changes in tax laws, accounting principles or other laws or provisions affecting reported results, accruals for reorganization or restructuring, and any other extraordinary non-recurring items, acquisitions or divestitures and any foreign exchange gains or losses on the calculation of performance.

- Earnings before interest and taxes ("EBIT") is defined as net income plus interest and taxes.

- Return on Invested Capital ("ROIC") is defined as after-tax operating profit (excluding rent) divided by average invested capital (which includes a factor to consider operating leases as financing leases).

- Economic Profit is calculated as net operating profit (including rent) after taxes, less the cost of capital using a capital charge rate of 10.5%.

Additionally, the Payout Matrix is further adjusted to ensure the annual incentive plan embodies our Guiding Principles—*Drive Performance, Drive Retention and Drive Shareholder Value*. These adjustments to the matrix serve as "guardrails" and are described below.

- <u>Performance Hurdle.</u> The annual incentive plan is subject to a pre-established threshold or hurdle such that no annual incentive awards are paid out unless the Company achieves 90% of target Economic Profit. If the Company achieves 90% of target Economic Profit, payout is 50% of target MIP opportunity. Achievement above 50% is paid by reference to the matrix. We believe this ensures goals are appropriately rigorous to drive performance.

- <u>Emphasize EBIT Growth</u>. The matrix is also modified such that payout shall not exceed target (or 100%) unless the EBIT target is exceeded. In other words, exceeding the ROIC target alone will not be sufficient to result in an above-target payout. The rationale for this is that there must be "incremental EBIT" (or EBIT in excess of target EBIT) to fund the additional incentive payout. This ensures that any excess payout earned by, and paid to, management does not come at the expense of shareholders but rather is paid out of the additional profit dollars generated by management's efforts.

Historically, the Compensation Committee has not made adjustments related to foreign exchange gains or losses related to the calculation of performance under the MIP. Beginning in FY25, the attainment calculation will exclude the impact of foreign currency fluctuations above a de minimis threshold. This is due to the fact that Mexico has grown to become an increasingly meaningful part of the business and our desire not to reward or penalize bonus recipients for aspects of performance outside of their control. The Compensation Committee has approved the FY25 MIP based upon last year's exchange rate and any material variance up or down will not be included in the calculation of awards.

The payout matrix below reflects the targets for FY24, after giving effect to the Company's actual effective tax rate.

AutoZone FY24 Annual Incentive Plan Payout Matrix								
ROIC	**EBIT (MMs)**	$ 3,185.5 85 %	$ 3,372.8 90 %	$ 3,560.2 95 %	$ 3,747.6 100 %	$ 3,785.1 101 %	$ 3,935.0 105 %	$ 4,122.4 110 %	$ 4,309.7 115 %
	48.32 %	— %	— %	71 %	93 %	98 %	115 %	137 %	159 %
	48.82 %	—	50 %	73 %	95 %	99 %	117 %	139 %	161 %
	49.32 %	—	52 %	74 %	96 %	100 %	118 %	140 %	162 %
	49.82 %	—	53 %	75 %	97 %	102 %	120 %	142 %	164 %
	50.32 %	—	54 %	76 %	99 %	103 %	121 %	143 %	166 %
	50.82 %	—	55 %	78 %	100 %	104 %	122 %	145 %	167 %
	51.32 %	—	56 %	79 %	100 %	106 %	124 %	146 %	168 %
	51.82 %	—	58 %	80 %	100 %	107 %	125 %	147 %	170 %
	52.32 %	—	59 %	81 %	100 %	108 %	126 %	149 %	171 %
	52.82 %	—	60 %	82 %	100 %	109 %	127 %	150 %	173 %
	53.32 %	—	61 %	83 %	100 %	111 %	129 %	151 %	174 %

Note: Shaded areas on the matrix indicate levels of attainment in which EBIT and ROIC would result in Economic Profit that is less than 90% of target Economic Profit and therefore does not meet the specified hurdle and results in no payout.

Attainment per Matrix

The Company's results for FY24 consisted of $2,546.6 million in Economic Profit, $3,748.7 million in adjusted EBIT and 48.76% of adjusted ROIC, in each case, after removing the effects of non-cash charges related to Last-In, First-Out ("LIFO") inventory reserve adjustments and non-routine legal settlements. Also, ROIC was calculated on a 14-point trailing fiscal period average to mitigate potential risks related to short-term actions which could inflate calculations. Based on these results, the Company achieved a payout of 99.31% of target under the FY24 MIP.

($in mill)	Target	Actual
Economic Profit	$ 2,550.1	$ 2,546.6
EBIT	$ 3,747.6	$ 3,748.7
ROIC	50.82 %	48.76 %
MIP Attainment per Matrix (% of Target): 99.31%		

Individual Modifier

Our annual incentive plan includes an individual modifier, which can adjust payouts positively or negatively as set forth below for all executives except for our CEO. The modifier serves to incent exceptional individual performance against pre-established individual goals. The individual performance component is structured as a modifier rather than a separate metric to ensure all executives are working collaboratively as one team in the best interests of the Company as a whole, rather than having individual goals compete with the shared interests of the organization. The pre-established individual goals for each of our executive officers support the attainment of our enterprise-wide financial goals and strategic growth priorities. For FY24, these goals were focused on improving the customer experience across all channels, executing sales initiatives, expanding our store footprint (including hub and mega hub stores), expanding inventory assortment, realizing operating efficiencies and managing and developing a diverse and talented workforce. In response to shareholder feedback, the individual modifier component of the annual incentive plan has been eliminated effective FY25.

Rating	Modification	Description
1	0%	Consistently did not meet expectations. No incentive plan payout regardless of company performance.
2	-20%	Did not meet expectations. Incentive plan target payout is reduced by 20%.
3	None	Met expectations. No modification to payout.
4	+ 20%	Exceeded expectations. Incentive plan target payout is increased by 20%.
5	+ 30%	Exceptional performance. Incentive plan target payout is increased by 30%.

Actual Payouts

Based on actual FY24 performance against pre-established financial goals and individual goals, each NEO earned the following annual incentive plan payout.

Name	Base Salary ($)	Target (% of Base Salary)	Target ($)	Payout (99.31% of Target) ($)	Individual Modifier	Actual Payout ($)
William C. Rhodes, III[1]	$ 467,885	102.1 %	$ 477,750	$ 474,454	$ —	$ 474,454
Philip B. Daniele, III[2]	855,000	114.8 %	1,009,327	1,002,363	—	1,002,363
Jamere Jackson[2]	804,769	96.5 %	776,654	771,295	—	771,295
Thomas B. Newbern[2]	790,923	96.9 %	766,269	760,982	—	760,982
William R. Hackney[2]	498,230	73.0 %	363,842	361,332	72,768	434,100
Kenneth E. Jaycox, Jr.	48,077	60.0 %	28,846	28,647	—	28,647

(1) Mr. Rhodes payout is based on earnings for time in role as Chairman, President and CEO with a target of 130% of base salary. Mr. Rhodes is not bonus eligible in his new role as Executive Chairman.

(2) Messrs. Daniele, Jackson, Newbern and Hackney have prorated bonus targets based on time in respective role. Mr. Daniele's target was 75% of base salary prior to and 130% since assuming the President and CEO role. Messrs. Jackson's and Newbern's targets were 75% of base salary prior to and 100% since their promotions. Mr. Hackney's target was 60% of base salary prior to and 75% since his promotion to Executive Vice President.

LONG-TERM INCENTIVE PLAN

For FY24, all executive officers were awarded long-term incentives under the 2020 AutoZone, Inc. Omnibus Incentive Award Plan in the form of stock options. These equity awards are granted to drive long-term performance by rewarding value creation from stock price appreciation.

As with other elements of executive compensation, the Compensation Committee annually reviews the design of the long-term incentive plan to ensure it remains effective and in furtherance of the Guiding Principles. While the Compensation Committee has traditionally granted long-term compensation in the form of stock options, the Committee continues to evaluate the efficacy of stock options against other potential equity vehicles, primarily performance share units.

- Performance Metrics. Stock options directly align management's interest with the long-term interests of shareholders by awarding value upon stock price appreciation and long-term value creation.

- Term. The 10-year term of stock options necessarily incents management to focus on a 7- to 10-year performance period when options typically reach their greatest value. By contrast, performance share units typically carry a 3- or 4-year performance period. Because of the success of the stock option program and success of company our option holders have held longer than typical which further reinforces the benefits, including a tax benefit to the company.

- Resilience. The Committee observed the great volatility and compensation outcomes experienced by companies and management teams across all industries and sectors during the height of the COVID pandemic. Boards faced difficult decisions, such as whether to exercise discretion, modify awards, modify performance metrics or lose good talent. By contrast, the long-term nature of stock options is more resilient to extreme and unpredictable volatility caused by macroeconomic factors, thus enabling management to focus on the best interests of the Company and its shareholders as we did during the pandemic.

- Retention. Turnover of executive officers, after excluding departures due to retirement or performance, remain below market. Additionally, because retirement-eligible executives (as defined in the applicable plan) may retain option awards for the entire term, these executives are further incented to develop organizational talent, facilitate succession planning and transfer institutional knowledge. This ensures the long-term stability and growth of the organization even after the individual's retirement.

Proxy

- Cost to Company. In the event of significant stock price appreciation, the Company realizes greater tax deduction from stock option awards. In fact, in recent years, the tax benefits recognized by the Company have virtually offset the adverse impact on Net Income of the stock-based compensation expense. When Black-Scholes value is increasing, we have a natural hedge because the tax benefit neutralizes P&L risk to the company.

- Prevalence. Stock options are less prevalent in today's market. In some instances, stock options are disfavored because they are too rigorous (i.e., companies are unable to deliver long-term growth making stock options the less valuable instrument or even causing them to be worthless). Some constituents disfavor stock options because they are not rigorous enough (i.e., it is argued they are not performance-based). Additionally, stock options are disfavored by some management teams who have had experience with underwater stock options or teams who don't see a path to considerable future value creation. Our Board and management team believe in and want to incentivize our management team to continue to deliver exceptional performance.

After considering the factors above, **the Committee contends that stock options are the most appropriate performance-based equity vehicle** for AutoZone's leadership team and in the best interests of the Company's shareholders.

Also, when considering the efficacy of stock options, the Committee observed the following:

- The Company's burn rate remains at the median of the Peer Group.

- The Company's long-term performance, as measured by total shareholder return over the last ten years is in the top quartile compared to its Peer Group.

- The average number of years stock options have been held before exercise is 6 years from the date of grant, for current executive officers as a group (based upon the last ten years of activity). In many instances, our most senior executive officers hold closer to 6-8 years which is significantly longer than the vesting period.

Stock Options

The non-qualified stock options are typically granted in early October at the first regularly scheduled Compensation Committee meeting of the fiscal year. Awards of stock options may be granted outside of this time frame in the event of promotions, external hires or other unique circumstances. Options have a term of ten years and generally become vested and exercisable over a four-year period at the rate of one-fourth per year.

Beginning with the FY25, the majority of our executive committee will vest over a four-year period with nothing vesting after year 1, 50% exercisable after two years and 25% vest in year three and year four. Beginning with the FY21 grant, options vest on October 15 of each year following the grant date, to ensure the **first vesting date occurs more than one full year after the date of grant**. The exercise price for such options is equal to the closing price of our common stock on the grant date, as quoted on the NYSE. Under the terms of the AutoZone, Inc. 2020 Omnibus Incentive Award Plan, we may not grant stock options with a strike price at a discount to fair market value. Unless otherwise determined by the Compensation Committee, "fair market value" as of a given date is the closing price of our common stock as quoted on the NYSE on such date or, if the shares were not traded on that date, the most recent preceding date when such shares were traded.

FY24 Long-Term Incentive Plan Awards

Name	FY23 Options Granted (#)	FY23 Options Granted ($)	FY24 Options Granted (#)	FY24 Options Granted ($)	Share (+/-) from Prior Year	Value (+/-) from Prior Year	Rationale
William C. Rhodes, III	19,700	$ 15,877,386	4,699	$ 4,850,336	(76.1)%	(69.5)%	Decrease related to change in duties and responsibilities
Philip B. Daniele, III	5,240	4,223,223	7,427	7,199,838	41.7 %	70.5 %	Increase related to new role as President and CEO and increased Black-Scholes value of stock options
Jamere Jackson	5,240	4,223,223	5,287	5,200,028	0.9 %	23.1 %	Increase related to promotion and increased Black-Scholes value of stock options
Thomas B. Newbern	5,240	4,223,223	5,287	5,200,028	0.9 %	23.1 %	Increase related to promotion and increased Black-Scholes value of stock options
William R. Hackney	3,640	3,327,449	4,763	4,684,648	30.9 %	40.8 %	Increase related to promotion and increased Black-Scholes value of stock options
Kenneth E. Jaycox, Jr.	--	--	4,713	5,298,895	N/A	N/A	New hire package to be competitive

Executive Chairman Award

The Committee granted Mr. Rhodes a long-term incentive award consisting of non-qualified stock options with a grant date fair value of $4,850,000, based upon the Black-Scholes option pricing valuation model. This award consisted of the below terms that are different from our traditional annual LTIP awards.

- **Vesting Date**. The grant to Mr. Rhodes will cliff-vest after five years on October 15, 2028.

- **Premium-Priced**. 50% of the award was granted at an exercise price equal to 110% of the closing price of the Company's common stock on the grant date.

Given the unique nature of Mr. Rhodes' role as Executive Chair, the Committee believed it was appropriate to modify the terms of our traditional stock option award. The changes described above were adopted to ensure Mr. Rhodes remains committed to the Company and its shareholders, is focused on the long-term success of the enterprise and supports Mr. Daniele in leading the Company through this significant period of transition. This award reflects our philosophy of *pay-for-long-term-performance*.

ONE-TIME SPECIAL AWARDS

As a general rule, the Company does not grant one-time special awards to executive officers. However, in limited instances, the Company may grant a one-time special sign-on award for the sole purpose of recruiting and attracting high-caliber candidates to the AutoZone Executive Committee. Over the past five years, the Company has only issued one-time special awards to executive officers in five instances, all of which were sign-on awards subject to our typical four-year vesting conditions. Consistent with historical practice, during FY24, the Company granted a sign-on award to the newly hired SVP, Commercial. These sign-on awards, consistent with market practice, serve to incentivize external candidates to accept our offer of employment while also providing compensation for any unvested awards he or she may have left from their prior employer. Furthermore, providing equity subject to multi-year vesting conditions immediately aligns external hires' interests with those of the balance of the management team and our shareholders.

Other Practices, Policies & Guidelines

STOCK OWNERSHIP GUIDELINES

AutoZone maintains robust stock ownership requirements for all executive officers. With the exception of recently elected directors or recently hired or promoted executives who are each provided with a transition period to comply, all directors and executive officers are in compliance with these stock ownership guidelines.

REQUIREMENT	DESCRIPTION
Ownership Requirement	• Independent Directors: 7x Cash portion of Annual Retainer • Chief Executive Officer: 6x base salary • Chief Financial Officer/ Chief Operating Officer: 4x base salary • Executive Vice President: 3x base salary • Senior Vice President: 2x base salary
Eligible Equity	• All eligible equity is valued at the closing price of AutoZone common stock as of the end of the fiscal year. Eligible equity includes shares that are reportable as beneficially owned, whether direct or indirect. • No portion of unvested awards or unexercised options are included for purposes of determining compliance with these guidelines.
Transition Period	• Independent Directors: Within 5 years of joining the Board • Executive Officers: Within 5 years of becoming a member of the Executive Committee; *provided*, any current Executive Committee member promoted to another Executive Committee role shall have an additional 3 years from promotion date to achieve higher requirement.
Holding Requirements	• Individuals not in compliance will be required to hold 50% of the shares acquired upon exercise of stock options or distribution of restricted stock units (after permitting the sale of shares to cover taxes due) and may not otherwise sell any shares of AZO. • Guidelines will no longer apply after an executive officer reaches age 62 in order to facilitate appropriate financial planning as potential retirement approaches. The Compensation Committee may waive the guidelines for any other executive at its discretion.

UNLAWFUL INSIDER TRADING AND ANTI-HEDGING POLICY

AutoZone has adopted policies and procedures designed to prohibit unlawful insider trading, hedging transactions and related practices. Specifically, AutoZone's employees, officers and its Board of Directors are prohibited from trading in AutoZone securities while in possession of material, nonpublic information, from pledging AutoZone securities as collateral, holding AutoZone securities in a margin account and entering into transactions that are designed to hedge or offset decreases in the market value of AutoZone securities. Prohibited transactions include equity swaps, prepaid variable forward contracts, put or call options (other than employee stock option grants), short sales or other derivative instruments. Additionally, certain employees and officers are subject to routine and non-routine blackout periods during which times trading in our securities is not permitted, as well as pre-clearance procedures to ensure compliance with applicable internal policies.

CLAWBACK POLICY

In FY17, AutoZone adopted an incentive compensation recovery, or "Clawback Policy" that applied to current and former members of the AutoZone Executive Committee. Consistent with the final rules adopted by the SEC and NYSE, the Compensation Committee has adopted a revised Clawback Policy, which is summarized below. The complete text of such Clawback Policy is filed as an exhibit to the FY24 Form 10-K.

Non-Discretionary Clawback in the event of a Financial Restatement. In the event that AutoZone is required to prepare an accounting restatement to correct an error that is material to the previously issued financial statements or would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, the Company will seek to recover erroneously awarded incentive compensation received by any current or former executive officer during the immediately preceding three fiscal years. This is a "no fault" policy, meaning that it may be triggered in the absence of fraud or willful misconduct by the executive. "Erroneous" compensation is the amount of compensation that is granted, earned or vested based upon attainment of a financial reporting measure included in an accounting restatement above what would have been received had the financial statements in question been accurate.

Discretionary Clawback in the event of Willful Misconduct. Additionally, the Board, in its sole discretion, may seek to recover incentive compensation received by any current or former executive officer during the immediately preceding three fiscal years in the event such executive officer willfully engaged in conduct which is demonstrably or materially injurious to AutoZone, monetarily or otherwise.

BENEFITS

Our executive officers participate in certain benefits on the same terms that are offered to all of our full-time U.S. salaried employees. We also provide them with limited additional benefits and perquisites for retention and recruiting purposes, to replace benefit opportunities lost due to regulatory limits, and to enhance their ability to focus on our business. We do not provide tax gross-up payments for named executive officers on any benefits and perquisites other than relocation-related items. The primary additional benefits and perquisites include the following:

Benefit	Availability[1][2]
Employee Stock Purchase Plan (ESPP)	• All U.S. AutoZoners
Executive Stock Purchase Plan (XSPP)	• Vice Presidents and above
401(k) Retirement Plan, with Match	• All U.S. AutoZoners
Executive Deferred Compensation Plan (EDCP), with Match	• Vice Presidents and above
Salary Continuation Death Benefit	• All U.S. AutoZoners
Matching Charitable Gift Program	• All U.S. AutoZoners; Executive Committee eligible to receive a larger match
Medical, Dental and Vision Plans	• All U.S. AutoZoners
Executive Physical Program	• Executive Officers
Company-Paid Life Insurance Plans	• All U.S. AutoZoners
Company-Paid Disability Insurance Plans	• Vice Presidents and above

[1] Benefits listed as available to all AutoZoners are excluded from "All Other Compensation" in the Summary Compensation Table as permitted by applicable disclosure rules.

[2] This table is a summary only and does not describe specific benefit eligibility rules, such as minimum service, among others. All U.S. AutoZoners refers to full-time, salaried employees.

Stock Purchase Plans

	ESPP	XSPP
Overview	Shares purchased at a discount	Shares purchased at Fair Market Value ("FMV") with a Company-provided "match" of shares (the "Matched Shares")
Eligibility	All U.S. AutoZoners with 6-months of service	Vice Presidents and above with 6-months of service
Contributions	After tax, limited to lower of 10% of eligible compensation or $15,000	After tax, limited to 25% of eligible compensation
Discount / Match	15% discount to FMV	Matched Shares provided, such that total shares acquired are purchased at a 15% discount to FMV
Fair Market Value (FMV)	FMV is the lower of the closing price of a share of AZO common stock on the first and last trading day of the calendar quarter	FMV is the closing price of a share of AZO common stock on the last trading day of the calendar quarter
Vesting	Fully vested, but subject to one-year holding period	Purchased shares are fully vested and subject to one-year holding period. Matched Shares vest after one year.

Employee Stock Purchase Plan. AutoZone maintains the Eighth Amended and Restated AutoZone, Inc. Employee Stock Purchase Plan ("Employee Stock Purchase Plan" or "ESPP") which enables all US. AutoZoners, with six months of service, to purchase AutoZone common stock at a 15% discount to FMV, subject to IRS-determined limitations. Based on IRS rules, annual purchases in the ESPP are limited to the lower of $15,000 or 10% of eligible compensation.

Executive Stock Purchase Plan. To support and encourage greater stock ownership by our leadership, AutoZone has also established a non-qualified stock purchase plan. The AutoZone, Inc. Sixth Amended and Restated Executive Stock Purchase Plan ("Executive Stock Purchase Plan" or "XSPP") operates in a similar manner to the ESPP in that it allows executives to acquire shares of AutoZone common stock at a 15% discount to FMV. Because the XSPP is not required to comply with the requirements of Section 423 of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), it provides for a higher limit on the percentage of a participant's compensation that may be used to purchase shares and is limited to 25% of the eligible compensation with respect to the plan year. Under the XSPP, shares of AutoZone common stock are purchased at 100% of FMV (i.e., not at a discount), and a specified number of shares (the "Matched Shares") are issued by the Company at no cost to the participant such that the total number of shares received is equivalent to acquiring the shares at 15% discount to FMV. The Matched Shares are unvested for one year from the date of purchase and subject to forfeiture during that time.

Retirement Plans

401(k) Retirement Plan. AutoZoners based in the United States are eligible to participate in the AutoZone, Inc. 401(k) Plan on day one of employment. The 401(k) Plan is a qualified plan that meets the requirements of Internal Revenue Code Section 401(a). The 401(k) Plan allows participants to make a pretax contribution of a specified percentage of their annual pay, up to IRS-imposed maximums, into an investment account. The Company provides a matching contribution that is calculated based on 100% of the first 3% of contributions and 50% of the next 2% of contributions into the 401(k) Plan.

Executive Deferred Compensation Plan. AutoZone officers based in the United States are eligible to participate in the AutoZone, Inc. Executive Deferred Compensation Plan ("Executive Deferred Compensation Plan" or "EDCP"). The EDCP is a nonqualified plan that allows participants to make a pretax deferral of up to 25% of base salary and/or up to 75% of annual cash incentive compensation, with a Company-provided matching contribution that is calculated based on 100% of the first 3% of deferrals and 50% of the next 2%

deferred, less the maximum value of the Company match available generally to participants in AutoZone's 401(k) Plan.

Taking Care of People

Salary Continuation Death Benefit. In the unfortunate event an eligible full-time AutoZoner passes away, AutoZone will provide up to 12 weeks of the deceased AutoZoner's pay to their named beneficiary. This new benefit was implemented in FY22 and reflects our steadfast commitment to take care of our people, because their family is our family.

> ## AN AUTOZONER ALWAYS **CARES ABOUT PEOPLE**
>
> Treat people with dignity and respect. Recognize great work and provide frequent feedback. Demonstrate concern for others and your community. Create a safe environment. Own your development and help develop others.

Matching Charitable Gift Program. At AutoZone, we encourage our AutoZoners to be active members of the communities in which they live, work and serve. Through our Matching Gift Program, we commit to match AutoZoner donations dollar-for-dollar, up to $500 per AutoZoner per fiscal year to qualified charities of their choice. Our Matching Gift program is available to all full-time and part-time AutoZoners in the United States. For Vice Presidents, AutoZone will match up to $10,000, and for Executive Committee members, AutoZone will match up to $50,000.

Limited Perquisites. The Company provides limited perquisites and personal benefits to its executives in order to allow them to devote more time to their business responsibilities while also promoting health, wellness and safety.

- *Company Aircraft.* Senior executives may periodically use AutoZone's private aircraft for personal travel pursuant to an agreement with the Company. Under the agreement, the Company must be reimbursed for the direct, incremental cost to the Company arising from the personal use of the aircraft. These expenses include the cost of fuel, aircraft maintenance plan costs related to the trip, ramp fees, pilot expenses (if contract pilots are used on the trip), any special insurance for the trip, and other direct costs to the Company. All of the fixed costs related to the use of the private aircraft, such as regular insurance premiums, hangar fees, depreciation and subscription costs, are paid by the Company, and reimbursement is not required for such costs.

- *Other.* The Company also provides its executive officers with home security system and/or monitoring services, airline club memberships and status upgrades, Company-paid spouse business-related travel, and Company-paid long-term disability insurance premiums.

RISK ASSESSMENT OF COMPENSATION PROGRAMS

Management has assessed our compensation programs and concluded that our compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on AutoZone. This risk assessment included reviewing the design and operation of our compensation programs, identifying and evaluating situations or compensation elements that could raise more significant risks, and evaluating other controls and processes designed to identify and manage risk. The Compensation Committee reviewed the risk assessment and concurred with management's conclusion.

TAX CONSIDERATIONS

Section 409A of the Code was created with the passage of the American Jobs Creation Act of 2004. These tax regulations create strict rules related to non-qualified deferred compensation earned and vested on or after January 1, 2005. The Internal Revenue Service periodically releases Notices and other guidance related to Section 409A, and AutoZone continues to take actions designed to comply with the Section's applicable requirements.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee is composed solely of independent, non-employee directors. None of the members of the Compensation Committee (i) was an officer or employee of the Company at any time during the prior fiscal year or (ii) is or was a participant in a "related person" transaction with the Company since the beginning of fiscal 2024. No executive officer of the Company serves, or in the past fiscal year has served on the compensation committee or board of any company that has one or more of its executives officers serving as a member of the Company's Compensation Committee or Board.

Summary Compensation Table

This table shows the compensation paid to the NEOs during the 2024, 2023 and 2022 fiscal years.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($) (2)(3)	Option Awards ($) (3)	Non-Equity Incentive Plan Compensation ($) (4)	All Other Compensation ($) (5)	Total ($)
William C. Rhodes, III	2024	467,885	—	66,998	4,850,336	474,454	186,925	6,046,598
Executive Chairman	2023	1,050,000	—	89,372	15,877,386	1,539,720	240,344	18,796,822
	2022	1,050,000	—	89,909	10,280,340	2,613,975	295,786	14,330,010
Philip B. Daniele, III	2024	855,000	—	25,022	7,199,838	1,002,363	116,242	9,198,465
President & Chief Executive Officer	2023	516,077	—	28,354	4,223,223	436,602	83,212	5,287,468
	2022	500,000	—	7,988	2,736,529	718,126	76,184	4,038,827
Jamere Jackson	2024	804,769	—	8,135	5,200,028	771,295	93,383	6,877,610
Chief Financial Officer	2023	727,769	—	—	4,223,223	615,693	97,312	5,663,997
	2022	708,462	—	—	2,736,529	1,017,528	114,348	4,576,867
Thomas B. Newbern	2024	790,923	—	—	5,200,028	760,982	82,624	6,834,557
Chief Operating Officer	2023	637,154	—	—	4,223,223	539,032	88,184	5,487,593
	2022	612,923	—	—	3,284,813	880,311	112,417	4,890,464
William R. Hackney	2024	498,230	—	28,442	4,684,648	434,100	82,027	5,727,447
Executive Vice President, Merchandising, Marketing & Supply Chain	2023 2022							
Kenneth E. Jaycox, Jr.	2024	48,077	—	—	5,298,895	28,647	21,473	5,397,092
Senior Vice President, Commercial	2023 2022							

(1) Annual incentive awards were paid pursuant to the EICP and therefore appear in the "non-equity incentive plan compensation" column of the table.

(2) Represents shares acquired pursuant to the Executive Stock Purchase Plan. See "Compensation Discussion and Analysis" on page 64 for more information about the Executive Stock Purchase Plan. See Note B, Share-Based Payments, to our consolidated financial statements in our Annual Report for a description of the Executive Stock Purchase Plan and the accounting and assumptions used in calculating expenses in accordance with FASB ASC Topic 718.

(3) The value of stock awards and option awards was determined as required by FASB ASC Topic 718. There is no assurance that these values will be realized. See Note B, Share-Based Payments, to our consolidated financial statements in our Annual Report for details on assumptions used in the valuation.

(4) Incentive amounts were earned for the 2024 fiscal year pursuant to the EICP and were paid in October 2024. See "Compensation Discussion and Analysis" on page 56 for more information about this plan.

(5) All Other Compensation includes the following:

Name		Perquisites and Personal Benefits ($)(A)	Relocation ($)	Charitable Contributions ($)(B)	Imputed Income ($)(C)	Company Contributions to Defined Contribution Plans ($)(D)	Life Insurance Premiums ($)
William C. Rhodes, III	2024	11,969	—	50,000	28,027	90,389	6,540
Philip B. Daniele, III	2024	16,585	—	50,000	11,191	35,745	2,720
Jamere Jackson	2024	10,550	—	11,667	12,421	54,892	3,853
Thomas B. Newbern	2024	7,835	—	—	22,619	48,780	3,390
William R. Hackney	2024	6,138	—	50,000	8,452	15,859	1,578
Kenneth E. Jaycox, Jr.	2024	421	20,574	—	377	—	101

(A) Perquisites and personal benefits for all NEOs include matching charitable contributions under the AutoZone Matching Gift Program, Company-provided home security system and/or monitoring services, airline club memberships and status upgrades, Company-paid spouse business-related travel and Company-paid long-term disability insurance premiums.

(B) The perquisites or personal benefits which exceeded the greater of $25,000 or 10% of the total amount of perquisites and personal benefits for an executive officer, consisted of matching charitable contributions made under the AutoZone Matching Gift program, under which executives may contribute to qualified charitable organizations and AutoZone provides a matching contribution to the charities in an equal amount, up to $50,000 in the aggregate for each executive committee member annually.

(C) Represents amounts related to imputed earnings on company-paid, taxable life insurance and miscellaneous other items.

(D) Represents employer contributions to the AutoZone, Inc. 401(k) Plan and the AutoZone, Inc. Executive Deferred Compensation Plan.

Grants of Plan-Based Awards

The following table sets forth information regarding plan-based awards granted to the Company's NEOs during the 2024 fiscal year. See "Compensation Discussion and Analysis" beginning on page 38 for additional information on each of these awards.

Name	Equity Plans Grant Date	Estimated Future Payments Under Non-equity Incentive Plans (1)			All Other Stock Awards: Number of Shares of Stock or Units (#) (2)	All Other Option Awards: Number of Securities Underlying Options (#) (3)	Exercise or Base Price of Option Awards ($)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($)				
William C. Rhodes, III		238,875	477,750	1,433,250				
	10/6/2023					2,246	2,549.04	2,425,580
	10/6/2023					2,453	2,803.94	2,424,756
	9/30/2023				5			12,700
	12/29/2023				21			54,298
								4,917,334
Philip B. Daniele, III		504,663	1,009,327	3,027,981				
	10/6/2023					5,287	2,549.04	5,200,028
	1/2/2024					2,140	2,568.50	1,999,810
	9/30/2023				3			7,620
	12/29/2023				2			5,171
	3/31/2024				2			6,303
	6/30/2024				2			5,928
								7,224,860
Jamere Jackson		388,327	776,654	2,329,961				
	10/6/2023					5,287	2,549.04	5,200,028
	12/29/2023				2			5,171
	6/30/2024				1			2,964
								5,208,163
Thomas B. Newbern		383,135	766,269	2,298,808				
	10/6/2023					5,287	2,549.04	5,200,028
								5,200,028
William R. Hackney		181,921	363,842	1,091,527				
	10/6/2023					4,763	2,549.04	4,684,648
	12/29/2023				11			28,442
								4,713,090
Kenneth E. Jaycox, Jr.		14,423	28,846	86,538				
	7/29/2024					4,713	3,072.66	5,298,895
								5,298,895

(1) Represents potential threshold, target and maximum incentive compensation for the 2024 fiscal year under the EICP based on the dollar value of the estimated target amount payable if the specified performance target is reached. The amounts actually paid for the 2024 fiscal year are described in the "Non-Equity Incentive Plan Compensation" column in the Summary Compensation Table. The "threshold" is the minimum payment level under the EICP which is 50% of the target amount. The maximum is 300% of the target.

⁽²⁾   Represents shares awarded pursuant to the Executive Stock Purchase Plan.

⁽³⁾   Represents options awarded pursuant to the 2020 Omnibus Incentive Plan.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding outstanding stock option awards under the Amended 2011 Equity Plan, the 2011 Equity Plan, 2020 Omnibus Incentive Plan, and unvested shares under the Executive Stock Purchase Plan for the Company's NEOs as of August 31, 2024:

Name	Grant Date	Option Awards		Option Exercise Price ($) (4)	Option Expiration Date	Shares	
		Number of Securities Underlying Unexercised Options (1)				Number of Shares of Stock that have not Vested (2)	Market Value of Shares of Stock that have not Vested ($) (3)
		Exercisable	Unexercisable				
William C. Rhodes, III	9/25/2018	26,500	—	772.80	9/26/2028		
	10/7/2019	27,500	—	1,060.81	10/8/2029		
	10/7/2020	22,950	7,650	1,139.99	10/8/2030		
	10/5/2021	10,500	10,500	1,651.22	10/5/2031		
	10/4/2022	4,925	14,775	2,205.03	10/4/2032		
	10/6/2023	—	2,453	2,803.94	10/6/2033		
	10/6/2023	—	2,246	2,549.04	10/6/2033		
	9/30/2023					5	15,907
	12/29/2023					21	66,811
Totals		**92,375**	**37,624**			**26**	**82,718**
Philip B. Daniele, III	9/23/2016	2,000	—	744.85	9/24/2026		
	9/26/2017	5,460	—	587.13	9/27/2027		
	9/25/2018	5,450	—	772.80	9/26/2028		
	10/7/2019	6,620	—	1,060.81	10/8/2029		
	10/7/2020	3,600	1,200	1,139.99	10/8/2030		
	6/16/2021	375	125	1,390.47	6/16/2031		
	10/5/2021	2,794	2,796	1,651.22	10/5/2031		
	10/4/2022	1,310	3,930	2,205.03	10/4/2032		
	10/6/2023	—	5,287	2,549.04	10/6/2033		
	1/2/2024	—	2,140	2,568.50	1/2/2034		
	9/30/2023					3	9,544
	12/29/2023					2	6,363
	3/31/2024					2	6,363
	6/30/2024					2	6,363
Totals		**27,609**	**15,478**			**9**	**28,633**
Jamere Jackson	9/23/2020	2,221	741	1,128.95	9/24/2030		
	10/7/2020	5,175	1,725	1,139.99	10/8/2030		
	10/5/2021	2,794	2,796	1,651.22	10/5/2031		
	10/4/2022	1,310	3,930	2,205.03	10/4/2032		
	10/6/2023	—	5,287	2,549.04	10/6/2033		
	12/29/2023					2	6,363
	6/30/2024					1	3,181
Totals		**11,500**	**14,479**			**3**	**9,544**
Thomas B. Newbern	10/7/2019	8,500	—	1,060.81	10/8/2029		
	10/7/2020	5,175	1,725	1,139.99	10/8/2030		
	10/5/2021	3,354	3,356	1,651.22	10/5/2031		
	10/4/2022	1,310	3,930	2,205.03	10/4/2032		
	10/6/2023	—	5,287	2,549.04	10/6/2033		
Totals		**18,339**	**14,298**			**—**	**—**
William R. Hackney	10/7/2019	1,271	—	1,060.81	10/8/2029		
	10/24/2022	910	2,730	2,407.52	10/24/2032		
	10/6/2023	—	4,763	2,549.04	10/6/2033		
	12/29/2023					11	34,996
Totals		**2,181**	**7,493**			**11**	**34,996**
Kenneth E. Jaycox, Jr.	7/29/2024	—	4,713	3,072.66	7/29/2034		
Totals		**—**	**4,713**			**—**	**—**

⁽¹⁾   Unless indicated otherwise, stock options vest annually in one-fourth increments over a four-year period.

(2) Represents shares acquired pursuant to unvested shares granted under the Executive Stock Purchase Plan. Such shares vest on the first anniversary of the date the option was exercised under the plan and will vest immediately upon a participant's termination of employment without cause or the participant's death or disability.

(3) Based on the closing price of AutoZone common stock on August 31, 2024 (3,181.48 per share).

Option Exercises and Stock Vested

The following table sets forth information regarding stock option exercises and vested stock awards for the Company's NEOs during the fiscal year ended August 31, 2024:

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) (1)	Number of Shares Acquired on Vesting (#) (2)	Value Realized on Vesting ($) (3)
William C. Rhodes, III	18,750	47,734,852	37	99,738
Philip B. Daniele, III	4,190	10,126,512	12	33,678
Jamere Jackson	—	—	—	—
Thomas B. Newbern	7,800	13,874,765	—	—
William R. Hackney	—	—	—	—
Kenneth E. Jaycox, Jr.	—	—	—	—

(1) If the shares were sold immediately upon exercise, the value realized on exercise of the option is the difference between the actual sales price and the exercise price of the option. Otherwise, the value realized is the difference between the closing price of AutoZone common stock on the New York Stock Exchange on the date of exercise and the exercise price of the option.

(2) Represents shares acquired pursuant to the Executive Stock Purchase Plan. See "Compensation Discussion and Analysis" on page 64 for more information about this plan.

(3) Based on the closing price of AutoZone common stock on the vesting date.

Nonqualified Deferred Compensation

The following table sets forth information regarding nonqualified deferred compensation for the Company's NEOs as of and for the year ended August 31, 2024.

Name	Executive Contributions in Last FY ($) (1)	Company Contributions in Last FY ($) (2)	Aggregate Earnings/ Losses in Last FY ($) (3)	Aggregate Withdrawals / Distributions ($)	Aggregate Balance at Last FYE ($)
William C. Rhodes, III	516,435	90,389	7,141,029	—	34,573,548
Philip B. Daniele, III	183,682	25,153	186,944	—	1,420,894
Jamere Jackson	71,660	41,092	77,938	—	546,134
Thomas B. Newbern	267,845	34,980	311,429	(1,074,269)	2,540,167
William R. Hackney	—	—	—	—	—
Kenneth E. Jaycox, Jr.	—	—	—	—	—

(1) Represents contributions by the NEOs under the AutoZone, Inc. Executive Deferred Compensation Plan (the "EDCP"). Such contributions are included under the appropriate "Salary" and "Non-Equity Incentive Plan Compensation" columns for the NEOs in the Summary Compensation Table.

(2) Represents matching contributions by the Company under the EDCP. Such contributions are included under the "All Other Compensation" column for the NEOs in the Summary Compensation Table.

(3) Represents the difference between the aggregate balance at end of fiscal 2024 and the end of fiscal 2023, excluding (i) contributions made by the executive officer and the Company during fiscal 2024 and (ii) any withdrawals or distributions during fiscal 2024. None of the earnings/losses in this column were included in the Summary Compensation Table because they were not preferential or above market.

Officers of the Company with the title of vice president or higher based in the United States are eligible to participate in the EDCP. As of August 31, 2024, there were 56 such officers of the Company. The EDCP is a nonqualified plan that allows officers to make a pretax deferral of base salary and bonus compensation. Officers may defer up to 25% of base salary and up to 75% of bonus compensation. The Company match is calculated based on 100% of the first 3% of deferred compensation and 50% of the next 2% deferred, less the maximum value of the Company match available generally to participants in AutoZone's 401(k) Plan. Participants may select among various mutual funds in which to invest their deferral accounts. Participants may elect to receive distribution of their deferral accounts at retirement or starting in a specific future year of choice before or after anticipated retirement (but not later than the year in which the participant reaches age 75). If a participant's employment with AutoZone terminates other than by retirement or death, the account balance will be paid in a lump sum payment six months after termination of employment. There are provisions in the EDCP for withdrawal of all or part of the deferral account balance in the event of an extreme and unforeseen financial hardship.

Potential Payments Upon Termination Or Change In Control

Our NEOs may receive certain benefits if their employment terminates under specified circumstances. These benefits derive from Company policies, plans, agreements and arrangements described below.

Agreement with Messrs. Rhodes and Daniele

Mr. Rhodes in 2008 and Mr. Daniele in 2024 and AutoZone entered into an agreement (the "Agreement") providing that if employment is terminated by the Company without cause, he will receive severance benefits consisting of an amount equal to 2.99 times his then-current base salary, a lump sum prorated share of any unpaid annual bonus incentive for periods during which he was employed, and AutoZone will pay the cost of COBRA premiums to continue his medical, dental and vision insurance benefits for up to 18 months to the extent such premiums exceed the amount Messrs. Rhodes and Daniele had been paying for such coverage during his employment. The Agreement further provides that Messrs. Rhodes and Daniele will not compete with AutoZone or solicit its employees for a three-year period after his employment with AutoZone terminates.

Executive Officer Agreements (Messrs. Jackson, Newbern, Hackney and Jaycox)

AutoZone's executive officers who do not have an Agreement, including Messrs. Jackson, Newbern, Hackney and Jaycox, have entered into agreements ("Severance and Non-Compete Agreements") with the Company providing that if their employment is involuntarily terminated without cause, and if they sign an agreement waiving certain legal rights, they will receive severance benefits in the form of salary continuation for a period of time ranging from 12 to 24 months, depending on their length of service at the time of termination. Other than Mr. Jackson and Mr. Jaycox, the aforementioned executives all have greater than 5 years of service.

Years of Service	Severance Period
Less than 1	12 months
1 – less than 5	18 months
5 or more	24 months

The executives will also receive a lump sum prorated share of their annual bonus incentive when such incentives are paid to similarly-situated executives. Medical, dental and vision insurance benefits generally continue through the severance period up to a maximum of 18 months, with the Company paying the cost of COBRA premiums to the extent such premiums exceed the amount the executive had been paying for such coverage. An appropriate level of outplacement services may be provided based on individual circumstances.

The Severance and Non-Compete Agreement further provides that the executive will not compete with AutoZone or solicit its employees for a two-year period after his or her employment with AutoZone terminates.

Equity Plans

All outstanding, unvested stock options, including those held by the NEOs, will vest immediately upon the option holder's death pursuant to the terms of the stock option agreements.

Unvested shares under our Executive Stock Purchase Plan, which normally are subject to forfeiture if a participant's employment terminates prior to the first anniversary of their acquisition, will vest immediately if the termination is by reason of the participant's death, disability, termination by the Company without cause, or retirement on or after the participant's normal retirement date. The plan defines "disability," "cause," and "normal retirement date."

Life Insurance

AutoZone provides all salaried employees in active full-time employment in the United States a company-paid life insurance benefit in the amount of two times annual earnings. "Annual earnings" exclude stock compensation and gains realized from stock option exercises but include salary and short-term incentive compensation received. Additionally, salaried employees are eligible to purchase additional life insurance subject to insurability above certain amounts. The maximum benefit of the company-paid and the additional coverage combined is $7,500,000. All the NEOs are eligible for this benefit.

Disability Insurance

All full-time officers at the level of vice president and above are eligible to participate in two executive long-term disability plans, until age 65. Accordingly, AutoZone purchases individual disability policies for its executive officers that pay 70% of the first $7,143 of insurable monthly earnings in the event of disability. Additionally, the executive officers are eligible to receive an executive long-term disability plan benefit in the amount of 70% of the next $35,714 of insurable monthly earnings to a maximum benefit of $25,000 per month. AutoZone purchases insurance to cover this plan benefit. These two benefits combined provide a maximum benefit of $30,000 per month. The benefit payment for these plans may be reduced by deductible sources of income and disability earnings.

The following table shows the amounts that the NEOs would have received if their employment had been terminated under specified circumstances on August 31, 2024. This table does not include amounts related to the NEOs' vested benefits under our deferred compensation and pension plans or pursuant to stock option awards, all of which are described in the tables above.

Name	Voluntary or For Cause Termination ($)	Involuntary Termination Not For Cause ($)	Change in Control ($)	Disability ($)	Death ($)	Normal Retirement ($)
William C. Rhodes, III						
Severance Pay	—	448,500	--	—	34,615	—
Annual Incentive	—	474,454	--	474,454	474,454	474,454
Benefits Continuation	—	54,453	--	—	4,447	—
Unvested Stock Options	—	2,346,566	--	—	48,458,743	2,346,566
Unvested Stock Awards	—	82,718	--	82,718	82,718	—
Disability Benefits	—	—	--	2,010,000	—	—
Life Insurance Benefits	—	—	--	—	5,000,000	—
Total	**—**	**3,406,691**	**--**	**2,567,172**	**54,054,978**	**2,821,020**
Philip B. Daniele, III						
Severance Pay	—	2,990,000	--	—	230,769	—
Annual Incentive	—	1,002,363	--	1,002,363	1,002,363	1,002,363
Benefits Continuation	—	19,333	--	—	3,566	—
Unvested Stock Options	—	4,655,487	--	—	15,445,207	4,655,487
Unvested Stock Awards	—	28,633	—	28,633	—	—
Disability Benefits	—	—	--	3,390,000	—	—
Life Insurance Benefits	—	—	--	—	1,918,000	—
Total	**—**	**8,695,817**	**--**	**4,420,996**	**18,599,905**	**5,657,850**
Jamere Jackson						
Severance Pay	—	1,200,000	--	—	184,615	—
Annual Incentive	—	771,295	--	771,295	771,295	771,295
Benefits Continuation	—	30,863	--	—	5,487	—
Unvested Stock Options	—	3,343,710	--	—	13,158,550	3,343,710
Unvested Stock Awards	—	9,544	--	9,544	9,544	—
Disability Benefits	—	—	--	3,390,000	—	—
Life Insurance Benefits	—	—	--	—	2,716,000	—
Total	**—**	**5,355,413**	**--**	**4,170,839**	**16,845,493**	**4,115,005**
Thomas B. Newbern						
Severance Pay	—	1,600,000	--	—	184,615	—
Annual Incentive	—	760,982	--	760,982	760,982	760,982
Benefits Continuation	—	24,677	--	—	4,849	—
Unvested Stock Options	—	3,343,710	--	—	15,838,282	3,343,710
Disability Benefits	—	—	--	1,020,000	—	—
Life Insurance Benefits	—	—	--	—	2,410,000	—
Total	**—**	**5,729,369**	**--**	**1,780,982**	**19,198,728**	**4,104,692**
William R. Hackney						
Severance Pay	—	1,000,000	--	—	115,385	—
Annual Incentive	—	434,101	--	434,101	434,101	434,101
Benefits Continuation	—	36,513	--	—	6,822	—
Unvested Stock Options	—	3,012,312	--	—	5,125,223	3,012,312
Unvested Stock Awards	—	34,996	—	34,996	34,996	—
Disability Benefits	—	—	--	1,920,000	—	—
Life Insurance Benefits	—	—	--	—	1,364,000	—
Total	**—**	**4,517,922**	**--**	**2,389,098**	**7,080,526**	**3,446,413**
Kenneth E. Jaycox, Jr.						
Severance Pay	—	500,000	--	—	—	—
Annual Incentive	—	28,648	--	28,648	28,648	28,648
Benefits Continuation	—	25,143	--	—	4,849	—
Unvested Stock Options	—	512,869	--	—	512,869	512,869
Unvested Stock Awards	—	—	--	—	—	—
Disability Benefits	—	—	--	2,887,500	—	—
Life Insurance Benefits	—	—	--	—	1,000,000	—
Total	**—**	**1,066,660**	**--**	**2,916,148**	**1,546,366**	**541,517**

(1) Severance Pay, Annual Incentive and Benefits Continuation amounts shown under the "Involuntary Termination Not for Cause" column reflect the terms of Messrs. Rhodes' and Daniele's Agreement described above. Unvested stock options are those outstanding, unvested stock options which will vest immediately upon the option holder's death, as well as, under the stock option agreement beginning in October 2022 which states under retirement which is when the Participant has (i) attained age 55 and (ii) completed at least 15 years of service with the Company. In FY22, the company added 12 weeks of salary continuation for all full-time U.S. AutoZoners with one-year of service in the event of death. Unvested stock awards are shares under the Executive Stock Purchase Plan, which vest upon involuntary termination not for cause, disability, or death. Annual Incentive is shown at actual annual incentive amount for the 2024 fiscal year; it would be prorated if the triggering event occurred other than on the last day of the fiscal year. Disability Benefits are benefits under a Company-paid individual long-term disability insurance policy. Life Insurance Benefits are benefits under a Company-paid life insurance policy.

(2) Severance Pay, Annual Incentive and Benefits Continuation amounts shown under the "Involuntary Termination Not for Cause" column reflect payments to Mr. Jackson, Mr. Newbern, Mr. Hackney and Mr. Jaycox under the Severance and Non-Compete Agreements described above. Annual Incentive is shown at actual annual incentive amount for the 2024 fiscal year; it would be prorated if the triggering event occurred other than on the last day of the fiscal year. Benefits Continuation refers to medical, dental and vision benefits. In FY22, the company added 12 weeks of salary continuation for all full-time U.S. AutoZoners with one-year of service in the event of death. Unvested stock options are those outstanding, unvested stock options which will vest immediately upon the option holder's death, as well as, under the stock option agreement beginning in October 2022 which states under retirement which is when the Participant has (i) attained age 55 and (ii) completed at least 15 years of service with the Company. Unvested stock awards are share options under the Executive Stock Purchase Plan, which vest upon involuntary termination not for cause, disability, or death. Disability Benefits are benefits under a Company-paid individual long-term disability insurance policy. Life Insurance Benefits are benefits under a Company-paid life insurance policy.

PAY RATIO DISCLOSURE

Pursuant to Item 402(u) of Regulation S-K, we have conducted an analysis of our global employee population in order to estimate and disclose the total compensation paid to our median paid employee, not including our CEO, as well as the ratio of the total compensation paid to said median employee as compared to the total compensation paid to our CEO. The analysis, which is described below, yielded the following results:

Total compensation for the median employee for fiscal 2024 (not including the CEO):	$ 30,637
Total compensation for the CEO:	$ 9,198,465
Resulting CEO-to-median employee pay ratio:	**300:1**

Measurement date. We identified the median employee from our population as of June 30, 2024.

Compensation measure. The regulations require us to use a "consistently applied compensation measure", or CACM, to identify the median employee. Based on an analysis of the AutoZone workforce, we determined that fixed or guaranteed compensation, including overtime and earnings for paid time off, plus variable compensation (e.g., bonus or commission pay) closely approximate the annual total direct compensation of our employees. We converted the earnings paid in local (non-U.S.) currency to U.S. dollars using published exchange rates as of June 30, 2024. We did not apply pay adjustments allowed by the rules in order to ensure a conservative estimate (i.e., it is unlikely that the estimate could have been higher than that calculated).

Excluded population. We excluded from the analysis AutoZone employees in Austria, Brazil, Canada, China, Germany, India, Taiwan, Turkey and the United Kingdom, pursuant to the de minimis exemption under the rules. The 1,728 employees in these locations represent less than 5% of the total employee population of 124,663 as of June 30, 2024.

PAY VERSUS PERFORMANCE

The following table sets forth (i) total compensation paid to Mr. Rhodes, our former principal executive officer ("PEO") and Mr. Daniele, our current PEO, for all three fiscal years presented, as set forth in our Summary Compensation Table ("SCT"), (ii) Compensation Actually Paid ("CAP") to our PEO, (iii) average total compensation paid to our other NEOs, excluding Mr. Rhodes and Mr. Daniele, as set forth in the SCT for such fiscal year, (iv) average CAP to our other NEOs, in each case as calculated in accordance with Item 402(v) of Regulation S-K, and (v) certain Company and peer group performance measures for the periods indicated. CAP does not reflect value actually realized by the applicable executives or how the Compensation Committee evaluates compensation decisions.

Fiscal Year	Summary Compensation Table Total for PEO (current)	Summary Compensation Table Total for PEO (former)	Compensation Actually Paid to PEO (current) (1)(2)	Compensation Actually Paid to PEO (former) (1)(2)	Average Summary Compensation Table Total for Non-PEO NEOs (3)	Average Compensation Actually Paid to Non-PEO NEOs (2)(3)(4)	Value of Initial Fixed $100 Total Shareholder Return	Value of Initial Fixed $100 Peer Group Total Shareholder Return (5)	Net Income ($s in millions)	Economic Profit ($s in millions)(6)
2024	$ 9,198,465	$ 6,046,598	$ 15,071,027	$ 21,056,588	$ 6,209,177	$ 9,568,493	$ 267.55	$ 124.17	$2,662.4	$2,546.6
2023		18,796,822		37,562,328	5,404,080	10,077,359	206.32	98.08	2,528.4	2,432.0
2022		14,330,010		53,183,213	4,403,231	12,895,019	181.90	91.92	2,429.6	2,278.5
2021		14,838,996		33,457,070	3,943,435	6,034,162	130.22	110.88	2,170.3	1,984.4

(1) Reconciliation of amounts shown in Summary Compensation Table to CAP to PEO.

Former CEO- William C. Rhodes, III

Fiscal Year	Summary Compensation Table Total (SCT)	Value of Stock Awards and Option Awards Reported in SCT (deducted)	Year-End Value of Awards Granted in Fiscal Year (1)	Change in Fair Value of Prior Year Awards- Outstanding and Unvested (2)	Change in Fair Value (from Prior Year End) of Prior Year Awards- Vested (2)	Prior Year Fair Value of Prior Year Awards that Failed to Vest (2)	Total Adjustments	CAP
2024	$ 6,046,598	$ (4,917,334)	$ 6,368,390	$ 12,949,232	$ 609,702	$ —	$ 15,009,990	$ 21,056,588
2023	18,796,822	(15,966,758)	24,357,600	9,772,375	602,289	—	18,765,506	37,562,328
2022	14,330,010	(10,370,249)	20,198,760	26,351,061	2,673,630	—	38,853,203	53,183,213
2021	14,838,996	(9,586,448)	18,881,745	10,972,210	(1,649,432)	—	18,618,074	33,457,070

Current CEO- Philip B. Daniele, III

Fiscal Year	Summary Compensation Table Total (SCT)	Value of Stock Awards and Option Awards Reported in SCT (deducted)	Year-End Value of Awards Granted in Fiscal Year (1)	Change in Fair Value of Prior Year Awards- Outstanding and Unvested (2)	Change in Fair Value (from Prior Year End) of Prior Year Awards- Vested (2)	Prior Year Fair Value of Prior Year Awards that Failed to Vest (2)	Total Adjustments	CAP
2024	$ 9,198,465	$ (7,224,860)	$ 9,992,595	$ 2,989,428	$ 115,398	$ —	$ 5,872,562	$ 15,071,027

(2) Stock options are valued based on the Black-Scholes option pricing model as of the applicable measurement date. Stock options valued on a date other than the grant date are valued using the stock price and updated assumptions (i.e., term, volatility, interest rate) on such measurement date.

(3) The Non-PEO NEOs are comprised of: Messrs. Jackson, Newbern, Hackney and Jaycox for fiscal year 2024, Messrs. Jackson, Newbern, Daniele and Frazer for fiscal years 2023 and 2022; and Messrs. Jackson, Giles, Newbern and Finestone and Ms. Ohm for fiscal year 2021.

(4) Reconciliation of amounts shown in Summary Compensation Table to CAP to Non-PEO NEOs

Fiscal Year	Summary Compensation Table Total (SCT)	Value of Stock Awards and Option Awards Reported in SCT (deducted)	Year-End Value of Awards Granted in Fiscal Year (1)	Change in Fair Value of Prior Year Awards- Outstanding and Unvested (2)	Change in Fair Value (from Prior Year End) of Prior Year Awards- Vested (2)	Prior Year Fair Value of Prior Year Awards that Failed to Vest (2)	Total Adjustments	CAP
2024	$ 6,209,177	$ (5,105,044)	$ 6,522,730	$ 1,924,159	$ 17,471	$ —	$ 3,359,316	$ 9,568,493
2023	5,404,080	(4,245,009)	6,476,196	2,317,977	124,116	—	4,673,280	10,077,359
2022	4,403,231	(2,886,928)	5,633,491	5,210,600	534,626	—	8,491,789	12,895,019
2021	3,943,435	(1,967,903)	3,892,579	1,413,531	(145,677)	(1,101,803)	2,090,726	6,034,162

(5) Represents the weighted peer group total shareholder return ("TSR"), weighted according to each of the companies' respective market capitalizations at the beginning of each period for which a return is indicated. The Company's peer group is the S&P Retail Index as reflected in our Annual Report on Form 10-K for fiscal year 2023.

(6) Economic Profit was selected by the Company as the "most important" financial performance measure (that is not otherwise required to be disclosed in the table above) used to link CAP to Company performance for the most recently completed fiscal year, or the Company-Selected Measure. See page 56 of "Compensation Discussion and Analysis" for more information about how Economic Profit is calculated.

Aggregate change in the actuarial present value of the accumulated benefits (deducted)" and "Aggregate service cost and prior service cost for pension benefits" intentionally omitted as such amounts are not applicable.

Relationship between CAP and Performance Measures

As discussed below, the relationship between the CAP to the PEO and the Average CAP to the Other NEOs in FY 2021, 2022, 2023 and 2024 (collectively, "NEO Compensation Actually Paid") to each of (1) Net income, (2) TSR, and (3) Economic Profit demonstrates that such compensation fluctuates in a manner that is consistent with the Company's achievement of its goals and increasing value for stockholders in line with the Company's compensation philosophy and performance-based objectives.









The primary driver of CAP is TSR. CAP is also influenced to a lesser extent by the other Company selected financial performance measures, but more as a function of their impact on TSR.

In FY21, CAP was primarily driven by TSR which reflected the 30% increase in the Company's stock price from the prior year, which outpaced the S&P Retail Index. To a lesser extent, CAP was influenced by net income as it was driven by earnings before interest and taxes (EBIT) which is a component of Economic Profit for the year. The CAP of the Non-PEOs reflect a lower than expected increase in relation to the PEO due to stock options no longer outstanding at year-end following the retirement of Mr. Giles.

For FY22 and FY23, NEO CAP is significantly higher, as it was tied to the substantial increase in the Company's stock price reflected in the TSR calculation for the year, along with the increase in Net Income and Economic Profit for the year. FY24 saw an increase in the Company's stock price offset by the transition in CEO given the different compensation packages. See "Compensation Discussion and Analysis" above for additional information regarding our FY23 NEO compensation.

Below, in an unranked order, are the most important financial performance measures used to link executive compensation actually paid to the Company's NEOs to the Company's performance for FY24, as further described in our CD&A within the sections titled "Annual Incentive Plan" and "Long-term Incentive Plan."

Most Important Financial Performance Measures: Economic Profit; Return on Invested Capital; Adjusted Earnings Before Interest and Taxes; and Stock Price.

SHARE OWNERSHIP INFORMATION

Beneficial Ownership Tables

The tables below set forth certain information regarding the beneficial ownership of our common stock, as determined in accordance with SEC rules, as of October 21, 2024. Under these rules, beneficial ownership includes any shares as to which such individual or group has sole or shared voting power or investment power and includes any shares of common stock which such individual or group has the right to acquire beneficial ownership within 60 days of the specified date. As of October 21, 2024, we had 16,904,289 shares of common stock outstanding. For purposes of computing the percentage and amount of outstanding shares of common stock held by each individual or group, any shares which that individual or group had the right to acquire on or before December 20, 2024 are deemed to be outstanding for the individual or entity but such shares are not deemed to be outstanding for the purpose of computing the percentage ownership of any other individual or group.

SHARE OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

This table shows the beneficial ownership of common stock by each director, each named executive officer and all current directors and executive officers as a group. Unless stated otherwise in the notes to the table, each person named below has sole authority to vote and invest the shares shown.

Name of Beneficial Owner	Shares	Deferred Stock Units (1)	Option Awards (2)	Restricted Stock Units (3)	Total (#)	Ownership Percentage
Michael A. George	—	—	—	332	332	*
Linda A. Goodspeed	—	—	—	2,802	2,802	*
Earl G. Graves, Jr.	—	3,417	—	4,958	8,375	*
Enderson Guimaraes	—	—	—	3,155	3,155	*
Brian P. Hannasch	502	—	—	218	720	*
D. Bryan Jordan	240	—	—	2,858	3,098	*
Gale V. King	—	—	—	1,170	1,170	*
George R. Mrkonic, Jr.	—	1,405	—	3,470	4,875	*
Jill A. Soltau	—	—	—	1,087	1,087	*
William C. Rhodes, III (4)	23,442	—	110,205	—	133,647	*
Philip B. Daniele, III	949	—	32,841	—	33,790	*
Jamere Jackson	71	—	17,995	—	18,066	*
Thomas B. Newbern	3,242	—	24,373	—	27,615	*
William R. Hackney	90	—	3,371	—	3,461	*
Kenneth E. Jaycox, Jr.	—	—	—	—	—	*
All current directors and executive officers as a group (23) persons	**55,057**	**4,822**	**278,199**	**20,050**	**358,128**	**2.1%**

* Less than 1%.

(1) Includes shares that may be acquired immediately upon termination as a director by conversion of Stock Units.

(2) Includes shares that may be acquired upon exercise of stock options either immediately or within sixty (60) days of October 21, 2024.

(3) Includes fully-vested Restricted Stock Units that may be settled within sixty (60) days, one or five years after grant date or, termination of service as a director.

(4) Includes 176 shares held as trustee of a trust for Mr. Rhodes' son, 177 shares held as trustee of a trust for Mr. Rhodes' daughter, 476 shares held as trustee of trusts for Mr. Rhodes' nieces and nephews, 50 shares held as co-trustee of a trust for one of Mr. Rhodes' siblings and 1,936 shares owned by a trust for Mr. Rhodes' family in which his wife is trustee. Also includes 4,431 shares held by a charitable foundation for which Mr. Rhodes is president and a director and for which he shares investment and voting power.

SHARE OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following entities are known by us to own more than five percent of our outstanding common stock:

Name and Address of Beneficial Owner	Shares	Ownership Percentage (1)
Vanguard Group, Inc. (2) 100 Vanguard Blvd. Malvern, PA 19355	1,764,550	10.44%
JPMorgan Chase & Co (3) 383 Madison Avenue New York, NY 10017	1,341,924	7.94%
BlackRock, Inc. (4) 55 East 52nd Street New York, NY 10055	1,247,581	7.38%

(1) The ownership percentages are calculated based on the number of shares of AutoZone common stock outstanding as of October 21, 2024.

(2) Amounts reported in the table are based on information contained in a Form 13F filed by Vanguard Group Inc. on August 13, 2024 for the quarter ending June 30, 2024. Based on information contained in a Schedule 13G/A filed on February 13, 2024 by The Vanguard Group ("Vanguard"), as of December 29, 2023, Vanguard beneficially owned 1,746,278 shares of common stock, including (a) 0 shares over which it had sole voting power, (b) 23,424 shares over which it had shared voting power, (c) 1,670,243 shares over which it had sole dispositive power and (d) 76,035 shares over which it had shared dispositive power.

(3) Amounts reported in the table are based on information contained in a Form 13F filed by JPMorgan Chase & Co. ("JPM") on August 12, 2024 for the quarter ending June 30, 2024. Based on information contained in a Schedule 13G/A filed on January 4, 2024 by JPM, as of December 29, 2023, JPM beneficially owned 826,689 shares of common stock, including (a) 758,249 shares over which it had sole voting power, (b) 3,032 shares over which it had shared voting power, (c) 825,554 shares over which it had sole dispositive power and (d) 621 shares over which it had shared dispositive power.

(4) Amounts reported in the table are based on information contained in a Form 13F filed by BlackRock, Inc. ("BlackRock") on August 13, 2024 for the quarter ending June 30, 2024. Based on information contained in a Schedule 13G/A filed on January 26, 2024 by BlackRock, as of December 31, 2023, BlackRock beneficially owned 1,273,656 shares of common stock, including (a) 1,141,373 shares over which it had sole voting power and (b) 1,273,656 shares over which it had sole dispositive power.

DELINQUENT SECTION 16(A) REPORTS

Securities laws require our executive officers, directors, and beneficial owners of more than ten percent of our common stock to file insider trading reports (Forms 3, 4, and 5) with the SEC and the NYSE relating to the number of shares of common stock that they own, and any changes in their ownership. To our knowledge, based solely on our records and certain written representations received from our executive officers and directors, during the fiscal year ended August 31, 2024, all persons related to AutoZone that are required to file these insider trading reports have filed them in a timely manner. Copies of the insider trading reports can be found on the AutoZone website at www.investors.autozone.com.

Equity Compensation Plans

The following table sets forth certain information as of August 31, 2024, with respect to compensation plans under which shares of AutoZone common stock may be issued.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column) (c)
Equity compensation plans approved by security holders (1)	923,843	$ 1,446.21	1,522,672
Equity compensation plans not approved by security holders (2)	438	74.21	—
Total	**924,281**	**$ 1,445.56**	**1,522,672**

(1) Consists of the Amended 2011 Equity Plan, 2020 Omnibus Incentive Plan, the Employee Stock Purchase Plan, the Executive Stock Purchase Plan and the 2003 Director Compensation Plan. Column (a) consists of shares of common stock issuable upon exercise of outstanding options and upon vesting and payment of outstanding restricted stock units, stock appreciation rights and deferred shares under each of the foregoing plans. Restricted stock units and deferred shares are settled for shares of common stock on a one-for-one basis and have no exercise price. Accordingly, they have been excluded for purposes of computing the weighted-average exercise price in column (b). Column (c) consists of shares available for issuance pursuant to the 2020 Omnibus Incentive Plan, the Employee Stock Purchase Plan and the Executive Stock Purchase Plan.

(2) Consists of the AutoZone, Inc. Second Amended and Restated Director Compensation Plan, which was approved by the Board but was not submitted for approval by the shareholders as then permitted under the rules of the NYSE. This plan was terminated in December 2002. Any outstanding awards consist of stock appreciation rights that may be converted into shares immediately upon termination as a director.

GENERAL INFORMATION

Attending and Voting Information

During the Annual Meeting, the Company intends to answer questions that are pertinent to the Company and the official business of the Annual Meeting, subject to time constraints.

ELIGIBLE ATTENDEES OF THE ANNUAL MEETING. Only shareholders of record at the close of business on October 21, 2024 (the "Record Date"), or holders of a validly issued proxy, are entitled to attend and vote at the Annual Meeting. The only class of stock that can be voted at the Annual Meeting is our common stock, which is the only class of stock of AutoZone that is issued and outstanding. Each share of common stock is entitled to one vote on all matters that come before the Annual Meeting. At the close of business on the Record Date, we had 16,904,289 shares of common stock outstanding.

ANNUAL MEETING LOCATION. The Annual Meeting will be held at the J. R. Hyde III Store Support Center located at 123 S. Front St, Memphis, Tennessee 38103. You are encouraged to arrive early to allow sufficient time to secure parking and complete admission verification procedures.

ADMISSION REQUIREMENTS. To be admitted, you must present a government-issued photo identification, such as a driver's license, state-issued ID card or passport, and proof of share ownership as of the Record Date. To prove ownership, shareholders of record will be verified against our list of registered shareholders, and beneficial shareholders, those who own their shares through an intermediary such as a bank or broker or other nominee, must show: an account statement showing their share ownership as of the Record Date; a copy of the voting instruction form or a valid legal proxy from the broker, trustee, bank or nominee holding the shares; a letter from a broker, trustee, bank or nominee holding the shares confirming the beneficial owner's ownership as of the Record Date; or other similar evidence of ownership. **We reserve the right to deny admittance to anyone who does not comply with these requirements as determined in our sole discretion.** If you hold shares in a joint account, both owners can be admitted to the meeting if proof of joint ownership is provided and you both provide identification.

LIVE WEBCAST. A live, audio-only webcast and audio recording of the Annual Meeting will be available at www.investors.autozone.com for shareholders and interested guests.

HOW TO VOTE.

Prior to the Meeting: If you are a shareholder of record as of the record date, you can vote by telephone, on the Internet or by mail. We encourage you to vote by telephone or Internet, both of which are convenient, cost-effective, and reliable alternatives to returning your proxy card by mail.

On the Internet:	By Telephone:	By Mail:
 You may vote on the Internet by following the instructions on the Notice or proxy card. If you vote on the Internet, you do not have to mail in your proxy card.	 You may vote by telephone by following the instructions on the Notice or proxy card. If you submit your vote by telephone, you do not have to mail in your proxy card.	 If you received printed proxy materials, you may vote by properly completing and signing the enclosed proxy card and returning it in the enclosed envelope.

If your shares are held in a brokerage account, bank, trust or another nominee as custodian, you are considered the "beneficial owner" of shares and will receive materials and voting instructions directly from your broker, bank, trustee or other nominee.

During the Meeting: You may vote your shares in-person at the annual meeting. See above for important information regarding who is eligible to attend the meeting and meeting admission requirements. Even if you plan to attend the meeting, <u>we recommend that you vote in advance</u> so that your vote will be counted if you later decide not to attend the meeting or fail to comply with the stated admission requirements.

Multiple Notices and Voting Forms: If you hold shares in different formats (e.g. both as a "record holder" and a "beneficial owner") or in multiple brokerage accounts, you will receive multiple notices or voting instruction forms. Please vote the shares represented by each notice, proxy card and/or voting instruction form you receive to ensure that all your shares are voted.

HOW VOTES ARE COUNTED. Your shares will be voted as you indicate on your proxy card. If you sign your card without indicating how you wish to vote, your shares will be voted **FOR** our nominees for director, **FOR** Ernst & Young LLP as independent registered public accounting firm, **FOR** the advisory vote on executive compensation, **FOR** the Company proposal to reduce the ownership threshold to call a special meeting of shareholders, **AGAINT** the shareholder proposal and in the proxies' discretion on any other matter that may properly be brought before the Annual Meeting or any adjournment of the Annual Meeting. The votes will be tabulated and certified by our transfer agent, Computershare Inc. A representative of Computershare will serve as the inspector of election.

HOW TO CHANGE YOUR VOTE. You may revoke your proxy at any time before it is voted at the Annual Meeting by giving written notice to our Secretary that you have revoked the proxy, providing a valid later-dated proxy, providing a later-dated vote by telephone or Internet or by voting in person at the Annual Meeting. Any written notice should be sent to the Secretary at 123 South Front Street, Dept. 8074, Memphis, Tennessee 38103 and received no later than 5:00 p.m. Central Time on December 17, 2024. If you are a beneficial owner of shares, you may submit new voting instructions by contacting your bank, broker or other holder of record and following the instructions they've provided.

QUORUM REQUIREMENTS. Holders of a majority of the shares of the voting power of the Company's common stock must be present in person or by proxy in order for a quorum to be present. Shares abstaining from voting and shares as to which a broker non-vote occurs are considered present for purposes of determining whether a quorum exists. If a quorum is not present at the scheduled time of the Annual Meeting, we may adjourn the Meeting, without notice other than announcement at the Annual Meeting, until a quorum is present or represented. Any business which could have been transacted at the Annual Meeting as originally scheduled can be conducted at the adjourned meeting.

BROKER NON-VOTES. Broker non-votes occur when shares held by a brokerage firm are not voted with respect to a proposal because the firm has not received voting instructions from the beneficial owner of the shares and the firm does not have the authority to vote the shares in its discretion.

MATTERS TO BE VOTED UPON. At the Annual Meeting, shareholders will be asked to vote on the following proposals:

Proposals	Board Recommendation	Voting Approval Standard	Abstentions	Broker Non-Votes
1. Election of 9 directors	**FOR**	More votes For than Against	No effect	No effect
2. Ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the 2025 fiscal year	**FOR**	More votes For than Against	No effect	No effect
3. Approval of an advisory vote on the compensation of our named executive officers.	**FOR**	More votes For than Against	No effect	No effect
4. Advisory vote on reducing the ownership threshold to call a special meeting of shareholders	**FOR**	More votes For than Against	No effect	No effect
5. Shareholder Proposal	**AGAINST**	More votes For than Against	No effect	No effect

Shareholders also will transact any other business that may be properly brought before the Annual Meeting.

ANNUAL REPORT. A copy of our FY24 Form 10-K has been posted online, along with this Proxy Statement, each of which is accessible by following the instructions in the Notice. The FY24 Form 10-K is not incorporated into this Proxy Statement and is not considered proxy-soliciting materials. We filed our FY24 Form 10-K with the SEC on October 28, 2024 and will mail, without charge, a copy of such report, without exhibits to those who make a written request to our Secretary at 123 South Front Street, Dept. 8074, Memphis, Tennessee 38103.

REVIEWING PROXY MATERIALS ONLINE. The rules of the SEC allow us to furnish proxy materials to our shareholders on the Internet. We are pleased to take advantage of these rules and believe that they enable us to provide our shareholders with the information that they need, while lowering the cost of delivery and reducing the environmental impact of our Annual Meeting. Accordingly, this Proxy Statement and our annual report to security holders are available on our website at investors.autozone.com. Additionally, you may access our proxy materials at www.envisionreports.com/AZO.

REQUESTING A PRINTED COPY OF PROXY MATERIALS. If you received a Notice by mail, you will not receive a printed copy of the proxy materials unless you request one. The Notice will instruct you as to how you may obtain a printed copy of our proxy materials at no charge. All requests for printed copies of proxy materials must be received by December 11, 2024.

COSTS OF SOLICITATION. AutoZone will pay all expenses incurred in this proxy solicitation. We also may make additional solicitations in person, by telephone, facsimile, e-mail, or other forms of communication. Brokers, banks, and others who hold our stock for beneficial owners will be reimbursed by us for their expenses related to forwarding our proxy materials to the beneficial owners.

The 2025 Annual Meeting

Shareholder proposals and director nominations for consideration at the 2025 Annual Meeting of Shareholders (the "2025 Annual Meeting") must be submitted in writing and mailed to AutoZone, Inc., Attention: Secretary, Post Office Box 2198, Dept. 8074, Memphis, Tennessee 38101-2198. The information provided below is a summary. Additional detail as to requirements and other related matters can be found in our By-Laws and/or certain rules adopted by the SEC, as applicable.

Shareholder Proposals for Inclusion in Proxy Statement. In order to propose an item of business to be considered for inclusion in our proxy materials relating to the 2025 Annual Meeting, eligible shareholders must submit proposals that comply with Rule 14a-8 under the Exchange Act. Such proposal must be received by our Secretary by July 2, 2025.

Director Nominations for Inclusion in the Proxy Statement. In order to nominate a director candidate for inclusion in our proxy statement relating to the 2025 Annual Meeting, a shareholder or group of shareholders must comply with the "proxy access" provision set forth in Article II, Section 10 of AutoZone's By-Laws. This section provides that an individual eligible shareholder, or group of up to 20 eligible shareholders, must own 3% or more of AutoZone's outstanding common stock continuously for at least the previous three years, and may nominate up to the greater of two individuals or 20% of the Board for inclusion in our proxy statement. Requests to include shareholder-nominated director candidates in our 2025 Proxy Statement must be received by our Corporate Secretary not earlier than August 20, 2025, and not later than September 19, 2025. The nominating shareholder(s) must provide certain information and meet the other specific requirements of our By-Laws, and each nominee must meet the qualifications required by our By-Laws.

Business Not for Inclusion in the Proxy Statement. In accordance with Article II, Section 2 of AutoZone's By-Laws, shareholder proposals received after August 20, 2025, but before September 19, 2025, may be presented at the Annual Meeting, but will not be included in the Proxy Statement. Any shareholder proposal received on or after September 19, 2025, will not be eligible to be presented for a vote to the shareholders in accordance with our By-Laws.

Universal Proxy Rules for Director Nominations

In addition to satisfying the foregoing requirements under AutoZone's By-laws, to comply with the universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than AutoZone's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act. Such notice must be postmarked or transmitted electronically no later than October 19, 2025.


Commercial Specialist
Customer Satisfaction
Hablo Español

AutoZone®

Form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   Annual Report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended August 31, 2024.

OR

☐   Transition report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from _____ to _____.

Commission file number 1-10714



AUTOZONE, INC.
(Exact name of registrant as specified in its charter)

Nevada	**62-1482048**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
123 South Front Street, Memphis, Tennessee	**38103**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code**: (901) 495-6500**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on which Registered
Common Stock ($0.01 par value)	**AZO**	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter periods that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter was $46,251,857,027.

The number of shares of Common Stock outstanding as of October 21, 2024, was 16,904,289.

Documents Incorporated By Reference

Portions of the definitive Proxy Statement to be filed within 120 days of August 31, 2024, pursuant to Regulation 14A under the Securities Exchange Act of 1934 for the Annual Meeting of Stockholders to be held December 18, 2024, are incorporated by reference into Part III.

TABLE OF CONTENTS

10-K

Forward-Looking Statements

Certain statements herein constitute forward-looking statements that are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and typically use words such as "believe," "anticipate," "should," "intend," "plan," "will," "expect," "estimate," "project," "positioned," "strategy," "seek," "may," "could" and similar expressions, although not all forward-looking statements contain such identifying words. These statements are based on assumptions and assessments made by our management in light of experience, historical trends, current conditions, expected future developments and other factors that we believe appropriate. These forward-looking statements are subject to a number of risks and uncertainties, including without limitation: product demand, due to changes in fuel prices, miles driven or otherwise; energy prices; weather, including extreme temperatures and natural disasters; competition; credit market conditions; cash flows; access to financing on favorable terms; future stock repurchases; the impact of recessionary conditions; consumer debt levels; changes in laws or regulations; risks associated with self-insurance; war and the prospect of war, including terrorist activity; public health issues; inflation, including wage inflation; exchange rates; the ability to hire, train and retain qualified employees, including members of management; construction delays; failure or interruption of our information technology systems; issues relating to the confidentiality, integrity or availability of information, including due to cyber-attacks; historic growth rate sustainability; downgrade of our credit ratings; damage to our reputation; challenges associated with doing business in and expanding into international markets; origin and raw material costs of suppliers; inventory availability; disruption in our supply chain; tariffs; new accounting standards; our ability to execute our growth initiatives; and other business interruptions. These and other risks and uncertainties could materially and adversely affect our business and are discussed in more detail in the "Risk Factors" section contained in Item 1A under Part 1 of this Annual Report on Form 10-K for the year ended August 31, 2024. Forward-looking statements are not guarantees of future performance and actual results may differ materially from those contemplated by such forward- looking statements. Events described above and in the "Risk Factors" section could materially and adversely affect our business. However, it is not possible to identify or predict all such risks and other factors that could affect these forward-looking statements. Forward-looking statements speak only as of the date made. Except as required by applicable law, we undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

10-K

10-K

PART I

Item 1. Business

Introduction

AutoZone, Inc. (“AutoZone,” the “Company,” “we,” “our” or “us”) is the leading retailer and distributor of automotive replacement parts and accessories in the Americas. We began operations in 1979 and at August 31, 2024, operated 6,432 stores in the United States (“U.S.”), 794 stores in Mexico and 127 stores in Brazil. Each store carries an extensive product line for cars, sport utility vehicles, vans and light duty trucks, including new and remanufactured automotive hard parts, maintenance items, accessories and non-automotive products. At August 31, 2024, in 5,898 of our domestic stores as well as the vast majority of our stores in Mexico and Brazil, we had a commercial sales program that provides prompt delivery of parts and other products and commercial credit to local, regional and national repair garages, dealers, service stations, fleet owners and other accounts. We also sell automotive hard parts, maintenance items, accessories and non-automotive products through www.autozone.com, and our commercial customers can make purchases through www.autozonepro.com. Additionally, we sell the ALLDATA brand of automotive diagnostic, repair, collision and shop management software through www.alldata.com. We also provide product information on our Duralast branded products through www.duralastparts.com. We do not derive revenue from automotive repair or installation services. Our websites and the information contained therein or linked thereto are not intended to be incorporated into this report.

Human Capital Resources

We believe the foundation of our success is our culture, which is rooted in our Pledge and Values and defines how our employees (“AutoZoners”) take care of customers and fellow AutoZoners. Each AutoZoner works hard to Live the Pledge, share their passion for WOW! Customer Service and Go the Extra Mile every day to continue building and growing AutoZone for our customers.

We seek to be the employer of choice as we compete for talent in our retail stores, field supervision, distribution centers, and store support functions. We focus heavily on retention by offering competitive compensation and benefits packages, extensive training and development opportunities and by leveraging our business resource groups (“BRGs”) to support AutoZoners across the organization contribute their voices, time, and talent to helping other AutoZoners succeed in their careers.

As of August 31, 2024, we employed approximately 126,000 AutoZoners, approximately 60 percent of whom were employed full-time and the remaining 40 percent were employed part-time. About 90 percent of our AutoZoners were employed in stores or in direct field supervision, approximately 6 percent in distribution centers and approximately 4 percent in store support and other functions. Included in the above numbers are approximately 17,500 AutoZoners employed in our international operations. We have never experienced any material labor disruption, do not have any collective bargaining agreements in the U.S. and believe that relations with our AutoZoners are good.

Training & Development

We have a number of different types of jobs and career opportunities. While many of our AutoZoners follow more traditional career paths (e.g., part-time to full-time sales, store manager, district manager, regional manager, vice president), we encourage cross-functional development and support of AutoZoners as they expand their career into other departments and fields of interest within the Company. Many members of our senior leadership team have held positions in multiple areas of the business. We also invest in advanced leadership training to deepen our bench strength and support succession planning. For additional information, see “Store Operations—Store Personnel Training and Incentives” below. We believe these opportunities are important to attract, motivate and retain high quality AutoZoners.

Recognition

The AutoZone Pledge and Values drive our success and foster a strong, unique culture of teamwork and customer service. We encourage the recognition of AutoZoners for a variety of accomplishments, such as going above and beyond to deliver Trustworthy Advice and WOW! Customer Service, taking initiative to prevent incidents and injuries, making contributions to help detect or report internal or external theft or providing significant service to help others. Whether they work in our stores, distribution centers, support centers or travel to support our customers and business, we believe AutoZoners everywhere should be recognized for their efforts and outstanding performance. We also recognize AutoZoners for their years of service to the organization and our customers.

Diversity, Equity and Inclusion ("DEI")

"Embraces Diversity" is one of our Values, and we believe a diverse workforce has made meaningful contributions to our success. Our DEI efforts influence and inform many parts of our human capital management efforts including talent acquisition, retention, professional development and workforce management. Our first BRG was established in 2014 (AutoZone Women's Initiative). Since then, five other BRGs now exist to help AutoZoners across the organization grow and succeed in their careers. The BRGs are open to all AutoZoners.

Health and Safety

We are committed to providing a safe working and shopping environment for our AutoZoners and customers. Aligned with our values, we strive to continually monitor our working and shopping environment to keep our AutoZoners and customers as safe as possible.

Additional information about our human capital resources can be found in our most recent Environmental, Social & Governance ("ESG") Report, which is available on our website. Our ESG Report is not, and will not be deemed to be, a part of this Annual Report on Form 10-K or incorporated by reference into this or any of our other filings with the Securities and Exchange Commission ("the SEC").

10-K

Store Operations

At August 31, 2024 our stores were in the following locations:

	Store Count
Alabama	124
Alaska	8
Arizona	172
Arkansas	75
California	670
Colorado	102
Connecticut	59
Delaware	22
Florida	441
Georgia	217
Hawaii	12
Idaho	33
Illinois	249
Indiana	165
Iowa	37
Kansas	56
Kentucky	107
Louisiana	134
Maine	14
Maryland	97
Massachusetts	90
Michigan	223
Minnesota	68
Mississippi	99
Missouri	123
Montana	15
Nebraska	25
Nevada	73
New Hampshire	23
New Jersey	127
New Mexico	64
New York	224
North Carolina	244
North Dakota	7
Ohio	289
Oklahoma	90
Oregon	58
Pennsylvania	241
Puerto Rico	56
Rhode Island	19
Saint Thomas	1
South Carolina	108
South Dakota	10
Tennessee	184
Texas	709
Utah	72
Vermont	2
Virginia	156
Washington	100
Washington, DC	5
West Virginia	45
Wisconsin	79
Wyoming	9
Total Domestic stores	6,432
Mexico	794
Brazil	127
Total stores	7,353

Store Formats

Substantially all stores are based on standard store formats, resulting in generally consistent appearance, merchandising and product mix with approximately 90% to 99% of each store's square footage used as selling space. Most of our stores carry approximately 20,000 to 25,000 unique SKUs with 40% to 50% of the space dedicated to hard parts inventory. Hub stores carry approximately 40,000 to 50,000 unique SKUs and mega hub stores carry approximately 80,000 to 110,000 unique SKUs with 70% to 85% of their space utilized for hard parts. The hard parts inventory area is generally fronted by counters or pods that run the depth or length of the store, dividing the hard parts area from the remainder of the store. The remaining selling space contains displays of maintenance, accessories and non-automotive items.

Stores are replenished primarily by the nearest distribution center but also typically have same-day access to one of our 327 domestic and 46 international hub stores' expanded inventory assortment. As a subset of our domestic hub stores, we ended fiscal 2024 with 109 mega hub stores, an increase of 11 since the end of fiscal 2023. Additionally, we have three mega hub stores in Mexico. Hub and mega hub stores work in concert with other stores to drive customer satisfaction through improved local parts availability and expanded product assortments.

Store Personnel Training and Incentives

We provide on-the-job training as well as formal training programs, including an annual national sales meeting with related cascading meetings at our distribution centers, regional offices and stores; store meetings on specific sales and product topics; standardized computer-based training to support culture, safety, salesmanship, compliance and product and job knowledge; and several specialist, vendor and third-party programs to support learning and development in areas requiring technical expertise and specific job knowledge. All domestic AutoZoners are encouraged to complete our in-house product knowledge program and Parts Expert certification, which is developed in partnership with our key suppliers. Training is supplemented with frequent store visits by management. Additionally, store managers, commercial sales managers and managers at various levels across the organization receive financial incentives through performance-based bonuses.

Store Support Centers

All store support functions are centralized in our store support centers located in Memphis, Tennessee; Monterrey, Mexico; Chihuahua, Mexico; Sao Paulo, Brazil; and Gurugram, India. We believe that this centralization enhances consistent execution of our merchandising and marketing strategies at the store level, while reducing expenses and cost of sales. In addition, we have offices in Shanghai, China and Istanbul, Turkey that provide sourcing or other support functions.

Store Automation

All of our stores have Z-net, our proprietary electronic catalog that enables our AutoZoners to efficiently look up the parts that our customers need and provide complete job solutions, advice and information for customer vehicles. Z-net provides parts information based on year, make, model and engine type of a vehicle and also tracks inventory availability at the store, at other nearby stores and through special order. The Z-net display screens are placed on the hard parts counter or pods, where both the AutoZoner and customer can view the screen.

Our stores utilize our computerized proprietary Point-of-Sale System, which includes bar code scanning and point- of-sale data collection terminals. Our proprietary Store Management System provides administrative assistance, as well as enhanced merchandising information and improved inventory control. We believe the Point- of-Sale System also enhances customer service, while the Store Management System provides simplified warranty and product return procedures.

Commercial

Our commercial sales program operates in a highly fragmented market, and we are a leading distributor of automotive parts and other products to local, regional and national repair garages, dealers, service stations, fleet owners and other accounts in the Americas. As part of our program, we offer credit and delivery to our customers, as well as online ordering through www.autozonepro.com or through the AutoZone Pro mobile application. Through our hub and mega hub stores, we offer a greater range than our satellite stores of parts and products desired by professional technicians. We have dedicated sales teams focused on independent repair shops as well as national, regional and fleet commercial accounts.

Store Development

The following table reflects our store development during the past five fiscal years:

	Fiscal Year				
	2024	2023	2022	2021	2020
Stores:					
Beginning	7,140	6,943	6,767	6,549	6,411
New	217	198	177	219	138
Closed	4	1	1	1	—
Net new	213	197	176	218	138
Relocated	6	12	13	12	5
Ending	7,353	7,140	6,943	6,767	6,549

We believe expansion opportunities exist in markets we do not currently serve, as well as in markets where we can achieve a larger presence. We undertake substantial research prior to entering new markets. The most important criteria for opening a new store are the projected future profitability and the ability to achieve our required investment hurdle rate. Key factors in selecting new site and market locations for stores include population, demographics, vehicle profile, customer buying trends, commercial businesses, number and strength of competitors' stores and the cost of real estate. In reviewing the vehicle profile, we also consider the number of vehicles that are seven years old and older, or "our kind of vehicles"; these vehicles are generally no longer under the original manufacturers' warranties and require more maintenance and repair than newer vehicles. We seek to open new stores in high visibility sites in high traffic locations within or contiguous to existing market areas and attempt to cluster development in markets in a relatively short period of time. We believe our stores are "destination stores," generating their own traffic, therefore we situate most stores on major thoroughfares with easy access and good parking. In addition to continuing to lease or develop our own locations, we evaluate and may make strategic acquisitions.

Marketing and Merchandising Strategy

We are dedicated to providing customers with superior service and trustworthy advice as well as quality automotive parts and products at a great value in our conveniently located, well-designed stores and through our online platforms. Key elements of this strategy are:

Customer Service
Customer service is the most important element in our marketing and merchandising strategy, which is based upon consumer marketing research. We emphasize that our AutoZoners should always put customers first by providing prompt, courteous service and trustworthy advice. Our electronic parts catalog assists in the selection of parts as well as identifying any associated warranties offered by us or our vendors. In addition to our in-store offerings, we sell our full suite of automotive hard parts, maintenance items, accessories and non-automotive parts through www.autozone.com, for pick-up in store or to be shipped directly to a customer's home or business, with next day or same day delivery programs in most of our U.S. markets. Additionally, we offer a mobile application that provides customers with store locations, driving directions, operating hours, product availability, the ability to purchase products and other information.

We also provide access to specialty tools as one of our free services. Through our Loan-A-Tool program customers can borrow a specialty tool, such as a steering wheel puller, for which a do-it-yourself ("DIY") customer or a repair shop would have little or no subsequent use beyond a single job. AutoZoners also provide free diagnostic and related services, including check engine and anti-lock braking system light readings through our AutoZone Fix Finder service, testing of starters, alternators and batteries, battery charging and the collection of used oil for recycling.

Merchandising
The following tables show some of the types of products we sell by major category of items:

Failure	Maintenance	Discretionary
A/C Compressors	Antifreeze & Windshield Washer Fluid	Air Fresheners
Batteries & Accessories	Brake Drums, Rotors, Shoes & Pads	Cell Phone Accessories
Bearings	Chemicals, including Brake & Power	Drinks & Snacks
Belts & Hoses	Steering Fluid, Oil & Fuel Additives	Floor Mats & Seat Covers
Calipers	Oil & Transmission Fluid	Interior & Exterior Accessories
Chassis	Oil, Cabin, Air, Fuel & Transmission	Mirrors
Clutches	Filters	Performance Products
CV Axles	Oxygen Sensors	Protectants & Cleaners
Engines	Paint & Accessories	Sealants & Adhesives
Fuel Pumps	Refrigerant & Accessories	Steering Wheel Covers
Fuses	Shock Absorbers & Struts	Tools
Ignition	Spark Plugs & Wires	Towing
Lighting	Windshield Wipers	Vehicle Entertainment Systems
Mufflers		Wash & Wax
Radiators		
Starters & Alternators		
Thermostats		
Tire Repair		
Water Pumps		

We believe customer satisfaction is often impacted by our ability to promptly provide specific automotive products as requested. Each store carries the same basic products, but we tailor our hard parts inventory to the makes and models of the vehicles in each store's trade area and tailor the remaining store's assortment to the local demographics. Our hub stores (including mega hub stores, which carry an even broader assortment) carry a larger assortment of products that are available to customers of the surrounding local stores. We are continuously updating the products we offer to ensure our inventory matches the products our customers need or desire.

Pricing
We want to be the value leader in our industry, by consistently providing quality merchandise at the right price, backed by a satisfactory warranty and outstanding customer service. For many of our products, we offer multiple value choices in a good/better/best assortment, with appropriate price and quality differences from the "good" products to the "better" and "best" products. A key differentiating component versus our competitors is our exclusive line of in-house brands, which includes Duralast and the family of Duralast brands, Econocraft, ProElite, ShopPro, SureBilt, TotalPro, TruGrade and Valucraft. We believe that our overall value compares favorably to that of our competitors.

Brand Marketing: Marketing and Loyalty
We believe that targeted advertising and promotions play important roles in succeeding in today's environment. We are constantly working to understand our customers' wants and needs so we can build long-lasting, loyal relationships. We utilize advertising, direct marketing, loyalty programs and promotions primarily to highlight our great value, the availability of high quality parts and develop a relationship with an expanding base of customers. Digital and broadcast media are our primary advertising methods of driving retail traffic, while we leverage a dedicated sales force and our ProVantage loyalty program to drive commercial sales.

Store Design, Visual Merchandising and Promotional Execution
We design and build stores for high visual impact. The typical store utilizes colorful exterior and interior signage, exposed beams and ductwork, finished floors and brightly lit interiors. Batteries, maintenance products, accessories and non-automotive items are attractively displayed for easy browsing by customers. In-store signage and special displays promote products on floor displays, end caps and shelves. We utilize in-store signage, creative product placement and promotions to help educate customers about products that they may need.

Purchasing and Supply Chain

Merchandise is selected and purchased for all stores through our store support centers located in Memphis, Tennessee; Monterrey, Mexico; Sao Paulo, Brazil and Gurugram, India. Additionally, we have offices in Shanghai, China and Istanbul, Turkey to support our global sourcing efforts. In fiscal 2024, one class of similar products accounted for approximately 15 percent of our total revenues and one individual vendor provided 12 percent of our total purchases. No other class of similar products accounted for 10 percent or more of our total revenues, and no other individual vendor provided more than 10 percent of our total purchases. We believe alternative sources of supply exist, at similar costs, for most types of product sold. Most of our merchandise flows through our distribution centers to our stores by our fleet of tractors and trailers or by third-party transportation firms. The distribution centers replenish our stores up to multiple times per week depending on store sales volumes.

Competition

The sale of automotive parts, accessories and maintenance items is highly competitive. AutoZone competes on the basis of customer service, including the knowledge and expertise of our AutoZoners and our ability to provide prompt delivery to commercial customers; merchandise quality, selection and availability; product warranty; store layouts, location and convenience; price; and the strength of our AutoZone brand name, trademarks and service marks.

Our competitors include national, regional and local auto parts chains, independently owned parts stores, online automotive parts stores or marketplaces, wholesale distributors, jobbers, repair shops, car washes and auto dealers, in addition to discount and mass merchandise stores, hardware stores, supermarkets, drugstores, convenience stores, home stores and other retailers that sell aftermarket vehicle parts and supplies, chemicals, accessories and tools.

Government Relations

We are subject to numerous federal, state, and local laws and regulations, many of which are complex, frequently changing and subject to varying interpretations. These laws and regulations relate to, among other things, the marketing and sale of products; proper handling and disposal of hazardous materials, particularly in connection with our used oil, oil filter and battery recycling programs; occupational health and safety; environmental matters; labor and employment; employee wages and benefits; information security and data privacy; real property; financial reporting and disclosure; antitrust and fair competition; international trade and transportation, logistics and delivery operations.

While compliance with the numerous laws and regulations applicable to our business, including environmental regulations, has not had a material adverse effect on capital expenditures, earnings or our competitive position to date, we can make no assurances as to the future costs of compliance. For more information, see the Risk Factors titled *"Legal and Regulatory Risks"* and *"Information Technology, Cybersecurity and Data Privacy Risks"* in "Part I. Item 1A, Risk Factors" in this report.

Trademarks and Patents

We regard our trademarks, service marks, patents, domain names, trade dress, trade secrets and other intellectual property as critical to our success and important components of our marketing and merchandising strategies. We have registered several trademarks and service marks in the U.S. Patent and Trademark Office as well as in certain other countries, including without limitation: "AutoZone," "Get in the Zone," "Duralast," "Econocraft," "ProElite," "ShopPro," "SureBilt," "TotalPro," "TruGrade," "Valucraft," and "ALLDATA," along with variations of these trademarks. Our trademark registrations have various expiration dates; however, assuming that the trademarks are properly maintained and in use, such registrations may typically be renewed indefinitely.

Seasonality

Our business is somewhat seasonal in nature, with the highest sales typically occurring in the spring and summer months of February through September, and the lowest sales in the months of December and January. During short periods of time, a store's sales can be affected by weather conditions. Extremely hot or extremely cold weather may enhance sales by causing parts to fail; thereby increasing sales of seasonal products. Mild or rainy weather tends to soften sales, as parts failure rates are lower in mild weather and elective maintenance is deferred during periods of rainy weather. Over the longer term, we believe the effects of weather balance out, as we have stores throughout the Americas.

AutoZone Websites

Our primary website is www.autozone.com. We make available on the Investor Relations section of our website, free of charge, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements, registration statements and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act of 1934, as amended, as soon as reasonably feasible after filing or furnishing such documents with the SEC. Our websites and the information contained therein or linked thereto are not intended to be incorporated into this Annual Report on Form 10-K.

Information about our Executive Officers

The following list describes our executive officers, who are elected by and serve at the discretion of the Board of Directors. The title of each executive officer includes the words "Customer Satisfaction" which reflects our commitment to customer service.

William C. Rhodes, III, 59—Executive Chairman, Customer Satisfaction
William C. Rhodes, III was appointed Executive Chairman by the Board of Directors in January 2024 and has been Chairman since 2007. Prior to that, Mr. Rhodes served as AutoZone's President and Chief Executive Officer, and a director since 2005. Prior to his appointment as President and Chief Executive Officer, Mr. Rhodes served in various capacities within the Company since 1994. Prior to 1994, Mr. Rhodes was a manager with Ernst & Young LLP.

Philip B. Daniele III, 55—President and Chief Executive Officer, Customer Satisfaction
Philip B. Daniele III was appointed President and Chief Executive Officer and was also appointed to serve on the Board in January 2024. Prior to his appointment as President and Chief Executive Officer, Mr. Daniele was named CEO-Elect in June 2023. Prior to that, Mr. Daniele served as Executive Vice President – Merchandising, Marketing and Supply Chain from June 2021 to September 2023, Senior Vice President – Commercial from 2015 to 2021, Vice President – Commercial Support from 2013 to 2015 and Vice President – Merchandising from 2008 to 2013. Mr. Daniele was also a Divisional Vice President – Store Operations from 2005 to 2008. Prior to 2005, Mr. Daniele held several other key management positions with the Company.

Jamere Jackson, 55—Chief Financial Officer, Customer Satisfaction
Jamere Jackson was named Chief Financial Officer in September 2020 and, in that capacity, leads the Finance and Store Development teams. Prior to joining AutoZone, Mr. Jackson served as Executive Vice President and Chief Financial Officer of Hertz Global Holdings, Inc., a worldwide rental company, since 2018. From 2014 to 2018, Mr. Jackson served as Chief Financial Officer of Nielsen Holdings plc, an information, data and measurement company. Prior to 2014, Mr. Jackson held a variety of leadership roles at General Electric Company, including Vice President and Chief Financial Officer of a division of General Electric Oil and Gas. Mr. Jackson serves on the Board of Directors for Eli Lilly & Co.

Thomas B. Newbern, 62—Chief Operating Officer, Customer Satisfaction
Thomas B. Newbern was named Chief Operating Officer in September 2023. Since March 2023, Mr. Newbern served as Executive Vice President – Operations, Sales and Technology. From 2015 to March 2023, Mr. Newbern served as Executive Vice President overseeing Store Operations, Commercial, International, Information Technology, Loss Prevention and ALLDATA in different capacities. From 2007 to 2015, Mr. Newbern served as

Senior Vice President – Store Operations, with additional oversight of Loss Prevention and Store Development. From 1998 to 2007, Mr. Newbern was Divisional Vice President – Store Operations. Mr. Newbern began his career with AutoZone in 1985.

William R. Hackney, 59—Executive Vice President – Merchandising, Marketing and Supply Chain, Customer Satisfaction
William R. Hackney was named Executive Vice President – Merchandising, Marketing and Supply Chain in September 2023. Prior to that, Mr. Hackney served as Senior Vice President – Merchandising, since rejoining the Company in October 2022 after a brief retirement. Mr. Hackney's career with AutoZone began in 1983, and he has held several key management roles within the Company, including Senior Vice President – Merchandising, Vice President – Store Operations Support and Vice President – Merchandising.

Jennifer M. Bedsole, 53—Senior Vice President, General Counsel & Secretary, Customer Satisfaction
Jenna M. Bedsole was named Senior Vice President, General Counsel & Secretary in April 2023. Prior to joining AutoZone, Ms. Bedsole was a partner with the law firm of Baker, Donelson, Bearman, Caldwell and Berkowitz P.C. since 2011, where she chaired the Labor and Employment practice group.

K. Michelle Borninkhof, 50—Senior Vice President and Chief Information Officer, Customer Satisfaction
K. Michelle Borninkhof was named Senior Vice President and Chief Information Officer in April 2021. Prior to joining AutoZone, Ms. Borninkhof was Chief Information Officer and Vice President for U.S. Technology at McDonald's since 2018. Prior to joining McDonald's, Ms. Borninkhof spent 11 years with Walmart Stores holding various leadership roles including Vice President – International Technology Delivery. Throughout her career, Ms. Borninkhof held various roles in store retail, distribution center operations and process improvement.

Eric S. Gould, 55—Senior Vice President – Supply Chain, Customer Satisfaction
Eric S. Gould was named Senior Vice President – Supply Chain in February 2021. From 2017 to 2021, Mr. Gould served as Vice President – Supply Chain Replenishment. Prior to that, Mr. Gould held several key management positions with the Company, including Vice President – Commercial, Commercial Support and Merchandising Pricing & Analysis.

Domingo J. Hurtado, 63—Senior Vice President – International, Customer Satisfaction
Domingo J. Hurtado Rodríguez was named Senior Vice President – International in September 2018. Prior to that, Mr. Hurtado was President – AutoZone de México. Mr. Hurtado has served in various capacities within the Company since 2001, which included leading the Company's expansion in Mexico. Prior to 2001, Mr. Hurtado held different positions with RadioShack including Director General in Mexico and General Manager in Venezuela.

Kenneth E. Jaycox, 56—Senior Vice President – Commercial, Customer Satisfaction
Kenneth E. Jaycox was named Senior Vice President – Commercial in July 2024. From 2020 to 2024, Mr. Jaycox served as Senior Vice President and Chief Commercial Officer for United States Steel Corporation where he was responsible for their commercial functions, customer value creation, pricing and revenue growth. Prior to that, Mr. Jaycox served as Vice President of Transformation at Sysco Corporation, where he led numerous sales, digital transformation and supply chain initiatives.

Lindsay W. Lehman, 46—Senior Vice President – Marketing, Customer Satisfaction
Lindsay Lehman was named Senior Vice President – Marketing in November 2023, where she leads the Marketing and E-commerce teams. Prior to that, Ms. Lehman held the role of Vice President – Marketing for AutoZone. Prior to joining AutoZone in 2020, Ms. Lehman served as Senior Vice President, Marketing at Norwegian Cruise Line Holdings, where she was responsible for global marketing, digital and analytics functions. Ms. Lehman previously held roles of increasing responsibility at Kraft Foods, Hearst Corporation and Goldman Sachs.

Dennis W. LeRiche, 56—Senior Vice President – Store Operations, Customer Satisfaction
Dennis W. LeRiche was named Senior Vice President – Store Operations in June 2021. From 2015 to 2021, Mr. LeRiche was a Divisional Vice President – Store Operations. Prior to 2015, Mr. LeRiche held several other key management positions with the Company.

Richard C. Smith, 60—Senior Vice President – Human Resources, Customer Satisfaction
Richard C. Smith was named Senior Vice President – Human Resources in December 2015. Mr. Smith has been an AutoZoner since 1985, previously holding the position of Divisional Vice President – Store Operations since 1997. Prior to that, Mr. Smith served in various key positions within the Company.

Item 1A. Risk Factors

Our business is subject to a variety of risks and uncertainties. The risks and uncertainties described below could materially and adversely affect our business, financial condition, results of operations, liquidity and stock price. The following information should be read in conjunction with the other information contained in this report and other filings that we make with the SEC. These risks and uncertainties are not the only ones we face. Our business could also be materially affected by additional factors that are presently unknown to us or that we currently believe to be immaterial to our business.

Strategic and Operational Risks

If demand for our products slows, then our business may be materially adversely affected.

Demand for the products we sell may be affected by a number of factors we cannot control, including:

- the number of older vehicles in service. Vehicles seven years old or older are generally no longer under the original vehicle manufacturers' warranties and tend to need more maintenance and repair than newer vehicles.

- the number of miles vehicles are driven. Higher vehicle mileage increases the need for maintenance and repair. Mileage levels may be affected by gas prices, ride sharing, weather conditions, and other factors.

- rising fuel and energy prices. Increases in fuel and energy prices may cause our customers to defer purchases of certain of our products as they use a higher percentage of their income to pay for fuel and other energy costs and may drive their vehicles less, resulting in less wear and tear and lower demand for repairs and maintenance.

- the economy. In periods of declining economic conditions, including as a result of inflation, high levels of consumer debt, and/or high interest rates, consumers may reduce their discretionary spending by deferring vehicle maintenance or repair. Additionally, such conditions may affect our customers' ability to obtain credit. During periods of expansionary economic conditions, more of our DIY customers may pay others to repair and maintain their vehicles instead of working on their own vehicles, or they may purchase new vehicles.

- the weather. Milder weather conditions may lower the failure rates of automotive parts, while extremely hot or cold conditions may enhance demand for our products due to increased failure rates of our customers' automotive parts. However, extended periods of rain and winter precipitation may adversely impact store traffic, decreasing sales, or may cause our customers to defer maintenance and repair on their vehicles. Additionally, climate changes can create more variability in the short-term or lead to other weather conditions that could impact our business.

- technological advances. Advances in automotive technology, such as improved parts design, can result in cars needing maintenance less frequently and parts lasting longer.

- prevalence of electric vehicles. Increased prevalence of electric vehicles, whether due to changes in consumer preferences or regulatory actions incentivizing the purchase of electric vehicles, can result in less frequent parts failures and reduced need for parts.

- the quality of the vehicles manufactured by the original vehicle manufacturers and the length of the warranties or maintenance offered on new vehicles.

- restrictions on access to telematics and diagnostic tools and repair information imposed by the original vehicle manufacturers or by governmental regulation. These restrictions may cause vehicle owners to rely on dealers to perform maintenance and repairs.

These factors could result in a decline in the demand for our products, which could materially adversely affect our business and overall financial condition.

If we are unable to compete successfully against other businesses that sell the products that we sell, we could lose customers and our sales and profits may decline.

The sale of automotive parts, accessories and maintenance items is highly competitive. See "Item 1. Business" above for additional information regarding our competitive environment.

Although we believe we compete effectively, our competitors may have greater financial resources allowing them to invest more in their business, greater sourcing capabilities allowing them to sell merchandise at lower prices, larger stores with more merchandise, longer operating histories with deeper customer relationships, more frequent customer visits, more effective advertising and more successful utilization of data analytics, artificial intelligence and other new and emerging technologies. Online and multi-channel retailers often have lower operating costs and focus on delivery services, thereby offering customers faster, guaranteed delivery times and low-price or free shipping. In addition, because our business strategy is based on offering superior levels of customer service to complement the products we offer, our cost structure is higher than some of our competitors, which also puts pressure on our margins.

With the increasing use of digital tools, our customers often begin their shopping experience online and are quickly able to compare prices, product assortment, product availability and feedback from other customers before purchasing products. We may be unable to differentiate ourselves or unable to anticipate and adapt to new or enhanced digital experiences offered by other retailers.

If we are unable to continue to manage in-stock inventory and costs, provide competitive delivery options, develop successful competitive strategies, including the maintenance of effective promotions, advertising and loyalty programs, develop and execute effective digital and omni-channel strategies or otherwise compete effectively, or if our competitors develop more effective strategies, we could lose customers and our sales and profits may decline.

We may not be able to sustain our historic rate of sales growth.

We have increased annual revenues in the past five fiscal years from $11.9 billion in fiscal 2019 to $18.5 billion in fiscal 2024, with a compounded annual growth rate of approximately nine percent. Annual revenue growth is driven by increases in same store sales, the opening of new stores and the development of new commercial programs. Same store sales are impacted both by customer demand levels and by the prices we are able to charge for our products, which can also be negatively impacted by economic pressures. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" for further discussion of same store sales.

Our ability to grow depends in part on new store openings, existing store remodels and expansions and effective utilization of our existing supply chain and hub network.

We have increased our store count in the past five fiscal years, growing from 6,411 stores at August 31, 2019 to 7,353 stores at August 31, 2024, a compounded annual growth rate of approximately three percent.

Achieving our store development and expansion goals will depend upon our ability to identify and obtain suitable sites for new and expanded stores in a timely manner and at acceptable costs, the hiring and training of qualified personnel and the integration of new stores into existing operations, among other factors. Furthermore, we open new stores only after evaluating customer buying trends and market demand/needs, all of which could be adversely affected by persistent unemployment, wage cuts, small business failures, microeconomic conditions unique to the automotive industry and our ability to expand into international markets. There can be no assurance we will be able to achieve our store expansion goals, manage our growth effectively, successfully integrate the planned new stores into our operations or operate our new, remodeled and expanded stores profitably.

If we cannot profitably increase our market share in the commercial auto parts business, our sales growth may be limited.

Although we are a leading distributor of automotive parts and other products in the commercial market, we must effectively compete against national, regional and local auto parts chains, independently owned parts stores, wholesalers, jobbers, repair shops, auto dealers, online retailers and others in order to increase our commercial market share. Although we believe we compete effectively in the commercial market on the basis of customer service, merchandise quality, selection and availability, price, delivery times, product warranty, distribution locations and the strength of our AutoZone brand, trademarks and service marks, some automotive aftermarket participants have been in business for substantially longer periods of time than we have, and as a result have developed long-term customer relationships, an experienced sales organization, considerable market presence and have large available inventories. If we are unable to profitably grow our sales with existing commercial customers, our sales growth may be limited.

Our business depends upon hiring, training and retaining qualified employees, including members of management and other key personnel.

We believe much of our brand value lies in the quality of the approximately 126,000 AutoZoners employed in our stores, distribution centers, store support centers and ALLDATA. Our workforce costs represent our largest operating expense, and our ability to meet our labor needs while controlling labor costs is subject to numerous external factors, including market pressures with respect to prevailing wage rates and unemployment levels. Our business is also subject to employment laws and regulations, including those related to minimum wage, benefits and scheduling requirements, and these laws are subject to change over time. In addition, the implementation of potential regulatory changes relating to overtime exemptions and benefits for certain employees under federal and state laws could result in increased labor costs to our business and negatively impact our operating results.

We compete with other retail businesses for many of our associates in hourly positions, and these positions have historically had high turnover rates, which can lead to increased training and retention costs, particularly in a competitive labor market. We cannot be assured that we can continue to hire, train and retain qualified employees at current wage rates since we operate in a competitive labor market, and there are currently significant inflationary and other pressures on wages.

In the U.S., over the last few years there has been an increase in workers exercising their right to form or join a union, both generally and in the retail industry. Further, the National Labor Relations Board (NLRB) has issued decisions making it easier for employees to organize. Although none of our domestic employees are covered by collective bargaining agreements, there can be no assurance that our domestic employees will not elect to be represented by labor unions in the future. If a significant portion of our work force were to become unionized, our culture and operating model could be challenged by inserting a third party into our current relationships between our leaders and hourly AutoZoners. Further, our labor costs could increase, and our business could be negatively affected by other requirements and expectations that could change our company culture, decrease our flexibility and disrupt our business. Further, our responses to any union organizing efforts could negatively impact how our brand is perceived by customers and AutoZoners and have material adverse effects on our business and financial results.

If we are unable to hire, properly train and retain qualified AutoZoners, we could experience higher employment costs, reduced sales, losses of customers and diminution of our brand or company culture, which could adversely affect our earnings. If we do not maintain competitive wages or benefit packages, our customer service could suffer from any resultant declining quality of our workforce, or, alternatively, our earnings could decrease if we increase our wage rates and resultant labor costs. A violation or change in employment and labor laws (including changes in existing employment benefit programs such as health insurance) could have a material adverse effect on our results of operations, financial condition and cash flows.

Our future success depends on the skills and experience of our management and other key personnel. The unexpected loss of the services of any such persons could materially adversely affect our operations. There can be no assurance that our succession planning, retention or hiring efforts will be successful. Failure to attract and retain qualified personnel in key roles could materially adversely affect our operations.

Inability to acquire and provide quality merchandise at competitive prices could materially adversely affect our sales and results of operations.

We are dependent upon our domestic and international vendors continuing to supply us with quality merchandise at competitive prices and payment terms. If our merchandise offerings do not meet our customers' expectations, or our customers have a negative perception of our merchandise regarding quality, innovation and safety, we could experience lost sales, increased costs and exposure to legal and reputational risk. In those circumstances, it may be difficult and costly for us to rebuild our reputation and regain the confidence of our customers.

All of our vendors must comply with applicable product safety laws, and we are dependent on them to ensure that the products we buy comply with all safety and quality standards. Events that give rise to actual, potential or perceived product safety concerns could expose us to government enforcement action or private litigation, result in costly product recalls and other liabilities and lead to reputational harm and loss of customer confidence. To the extent our suppliers are subject to added government regulation of their product design and/or manufacturing processes, the cost of the merchandise we purchase may rise.

Furthermore, our vendors are impacted by global economic conditions which in turn impact our ability to source merchandise at competitive prices. For example, inflation, rising interest rates and disruption to the global supply chain have negatively impacted costs and inventory availability and may continue to have a negative impact on future results and profitability. Credit market and other macroeconomic conditions could also have a material adverse effect on the ability of our global and domestic suppliers to finance and operate their businesses.

If any of our significant vendors experience financial difficulties or business disruptions or are otherwise unable to deliver merchandise to us on a timely basis, or at all, we could have product shortages in our stores that could adversely affect customers' perceptions of us and cause us to lose customers and sales.

We are subject to risks associated with products sourced outside the U.S.

We directly imported approximately 13% of our purchases in fiscal 2024, but many of our domestic vendors directly import their products or components of their products. Changes to the price or flow of these goods for any reason, such as civil unrest or acts of war, currency fluctuations, disruptions in maritime lanes, port labor disputes and other issues, economic conditions and instability in the countries in which foreign suppliers are located, the financial instability of suppliers, suppliers' failure to meet our standards, issues with labor practices of our suppliers or labor problems they may experience (such as strikes, stoppages or slowdowns, which could also increase labor costs during and following the disruption), the availability and cost of raw materials to suppliers, increased import duties or tariffs, merchandise quality or safety issues, shipping and transport availability and cost, increases in wage rates and taxes, transport security, foreign trade policies, trade sanctions, import limitations on certain types of goods or of goods containing certain materials from other countries, inflation and other factors relating to the suppliers and the countries in which they are located or from which they import, often are beyond our control and could adversely affect our operations and profitability. Furthermore, these risks may be amplified if we are unable to diversify our supply chain or rely too heavily on a single country to source our or our vendors' products. These and other factors affecting our suppliers and our access to products could materially adversely affect our business and financial performance. As we or our domestic vendors increase the importation of merchandise or components from foreign vendors, these risks are likely to increase.

Disruptions in our supply chain and other factors affecting the distribution of our merchandise could adversely impact our business.

A disruption to our supply chain or distribution network could adversely affect our ability to receive and distribute inventory in a timely manner, which could result in low inventory availability, lost sales, increased supply chain costs and loss of customer loyalty, among other things. Such disruptions may result from damage or destruction of our distribution centers, our ability to attract and retain qualified drivers, costs associated with maintaining or operating our fleet or macroeconomic conditions impacting the broader logistics or supply chain industry at large. For example, in recent years, ports, rails and domestic long-hauls in the U.S. and elsewhere have been negatively impacted by capacity constraints, congestion and delays, periodic labor disputes, security issues, weather-related events, and natural disasters, which were further exacerbated by the COVID-19 pandemic and other factors beyond our control. Our business and competitive position may be negatively impacted if we are unable to successfully mitigate the impacts of such disruption to our supply chain or if we are unable to manage such disruptions more effectively than our competitors.

In addition, we have made, and plan to continue to make, significant investments in our supply chain, such as the construction of multiple new distribution centers and the execution of various technology initiatives. These investments seek to improve product availability and assortment, fulfill evolving consumer product demands and keep up with our long-term store expansion goals. If we fail to effectively implement these changes, or if our investments in our supply chain initiatives do not provide the anticipated benefits, we could experience sub- optimal inventory levels in our stores or increases in our operating costs, which could adversely affect our sales volume and/or our margins.

Our success in international operations is dependent on our ability to manage the unique challenges presented by international markets.

The various risks we face in our U.S. operations generally also exist when conducting operations in and sourcing products and materials from outside of the U.S., in addition to the unique costs, risks and difficulties of managing international operations. Our expansion into international markets may be adversely affected by local laws and customs, U.S. laws applicable to foreign operations, and political and socio-economic conditions as well as our general ability to compete effectively and provide superior customer service regardless of distance, language and cultural differences.

Risks inherent in international operations also include potential adverse tax consequences, potential changes to trade policies and trade agreements, compliance with the Foreign Corrupt Practices Act and local anti-bribery and anti- corruption laws, greater difficulty in obtaining and enforcing intellectual property rights, challenges to identify and gain access to local suppliers, and possibly misjudging the response of consumers in foreign countries to our product assortment and marketing strategy.

In addition, our operations in international markets are conducted primarily in the local currency of those countries. Since our Consolidated Financial Statements are denominated in U.S. dollars, amounts of assets, liabilities, net sales, and other revenues and expenses denominated in local currencies must be translated into U.S. dollars using exchange rates for the current period. As a result, foreign currency exchange rates and fluctuations in those rates may adversely impact our financial performance.

Business interruptions may negatively impact our operating hours, operability of our computer and other systems, availability of merchandise and otherwise have a material adverse effect on our sales and our business.

Business interruptions including war or acts of terrorism, political or civil unrest, unusual or severe weather conditions such as hurricanes, tornadoes, windstorms, fires, earthquakes and floods, public health crises and other disasters or the threat of any of them, may negatively impact the hours and operations of our stores, distribution centers, store support centers or sourcing offices; may negatively impact our supply chain and distribution network; and may impede our ability to source quality merchandise domestically and outside of the U.S. on favorable terms.

10-K

In the event commercial transportation is curtailed or substantially delayed, we may have difficulty transporting merchandise to our distribution centers and stores resulting in lost sales and/or a potential loss of customer loyalty. Transportation issues could also cause us to cancel purchase orders if we are unable to receive merchandise in our distribution centers.

It is not possible to predict all events or circumstances which may negatively disrupt our business in a significant manner, and the near-term and long-term impacts of such disruptions on our business, demand for our products and our growth initiatives will vary significantly based on the facts and circumstances of each such disruption. Furthermore, such business interruptions could cause additional negative impacts of which we are not currently aware or magnify other risks associated with our business and operations.

Our failure to protect our brand and reputation could have an adverse effect on our relationships with our customers, AutoZoners, suppliers, vendors and other stakeholders, thereby negatively impacting sales and profitability.

We believe our continued sales growth is driven in significant part by our AutoZone and private label brand names and our positive reputation with customers, AutoZoners, suppliers, vendors and other stakeholders. The value in our brand names and reputation, and their continued effectiveness in driving our sales growth is dependent to a significant degree on our ability to maintain our reputation for safety, high product quality, friendliness, WOW! Customer service, trustworthy advice, integrity and business ethics. Negative incidents can erode trust and confidence quickly, and adverse publicity about us, whether or not based in fact, could damage our brand and reputation, undermine our customers' confidence in us, reduce demand for our products and services, affect our ability to recruit and retain employees, attract regulatory scrutiny, and impact our relationships with suppliers and vendors. Further, our actual or perceived strategies, initiatives, responses or lack of response relating to social, political, environmental or other issues, whether or not based in fact, could damage our reputation, negatively impact our stock price or result in reduced demand for our merchandise. Customers are also increasingly using social media to provide feedback, criticism and other information about our Company, our products and our services in a manner that is rapidly and broadly disseminated. Our brand and reputation could be negatively impacted if negative sentiment about the Company, whether or not based on fact, is shared and distributed in such a manner.

Failure to comply with ethical, social, product, labor, environmental and anti-corruption standards could also jeopardize our reputation and potentially lead to various adverse actions by consumer or environmental groups, employees or regulatory bodies. Damage to our reputation or loss of consumer confidence for any of these or other reasons could have a material adverse effect on our results of operations and financial condition, as well as require additional resources to rebuild our reputation.

Information Technology, Cybersecurity and Data Privacy Risks

We rely heavily on information technology systems for our key business processes. Any damage to, failure of, or interruption in these systems or our inability to realize the anticipated benefits associated with investments in new or upgraded systems could have a material adverse effect on our business and operating results.

We rely extensively on information technology systems, some of which are managed or provided by third-party service providers, to collect, analyze, process, store, manage, transmit and protect key business processes, transactions and data, such as sales data, customer data, employee data, demand forecasting, merchandise ordering, inventory replenishment, supply chain management, payment processing, order fulfillment and more. Delays in the maintenance, updates, upgrading, or patching of these systems, applications or processes could adversely impact their effectiveness or could expose us to security and other risks. Our systems and the third-party systems with which we interact are subject to damage, failure or interruption due to various reasons such as: power or other critical infrastructure outages, facility damage, physical theft, telecommunications failures, malware, security incidents, malicious cyber-attacks, including the use of malicious codes, worms, phishing, spyware, denial of service attacks and ransomware, natural disasters and catastrophic events, inadequate or ineffective redundancy measures; and design or usage errors by AutoZoners, contractors or third-party service providers. Although we seek to effectively maintain and safeguard our systems and our data and we seek to ensure our third-party service providers effectively maintain and safeguard their systems and our data, such efforts are not always successful. As a result, we or our service providers have experienced and are likely to again experience one or more errors, interruptions, delays or cessations of service impacting the integrity or availability of our information technology infrastructure. While such incidents have not been material to date, any future incident could significantly disrupt our operations and key business processes, result in the impairment or loss of critical data, be costly and resource-intensive to remedy; harm our reputation and relationship with customers, AutoZoners, vendors and other stakeholders; and have a material adverse impact on our business and operating results.

In addition, our information technology systems, infrastructure and personnel require substantial investments, such as replacing existing systems, some of which are older, legacy systems that are less flexible and efficient, with successor systems; making changes to existing systems, including the migration of applications to the cloud; maintaining or enhancing legacy systems that are not currently being replaced; or designing or cost-effectively acquiring and implementing new systems with new functionality. These efforts can result in significant potential risks, including failure of the systems to operate as designed, potential loss or corruption of data, cost overruns, or implementation delays or errors, and may result in operational challenges, security control failures, reputational harm, and increased costs that could adversely affect our business operations and results of operations.

Failure to maintain the security of sensitive personal information or other confidential information in our possession could subject us to litigation or regulatory enforcement action, cause reputational harm and cause us to incur substantial costs or have a material adverse impact on our business and financial condition.

Our business, like that of most retailers, involves the collection, processing, storage and transmission of large amounts of personal information relating to our customers, suppliers and AutoZoners and confidential business information relating to AutoZone or other parties with which we do business. This information is handled by us as well as third-party service providers and vendors that provide us with various technology, systems, services and other resources that we use in connection with the handling of this information and in furtherance of our business objectives. Furthermore, we accept payments using a variety of methods, including credit, debit, electronic payments and gift cards, which present information security risks, and we may offer new payment options in the future presenting new risks of which we are currently unaware.

While addressing vulnerabilities is a priority for us, the methods used to obtain unauthorized access are constantly evolving and increasing in frequency and sophistication, including through the use of evolving artificial intelligence tools to identify and exploit vulnerabilities. Attempts to gain unauthorized access can be difficult to anticipate or promptly detect. We cannot assure you that the security measures we or our third-party service providers and vendors have in place today will be successful in their efforts to prevent or mitigate the impact of a cyber incident or provide us with sufficient visibility to determine if a cyber incident has occurred, and there can be no assurance that such measures we introduce in the future will be sufficiently effective either. Failure to maintain the security of the personal and other confidential information to which we have access could lead to private litigation, regulatory enforcement actions and reputational harm, all of which would require extensive time and financial resources to resolve and could have a material adverse impact on our business and financial condition.

While we have not experienced a material breach of our information systems or data to date, unauthorized parties have in the past gained access and exfiltrated data, and will continue to attempt to do so as the result of a cyber-attack, employee misconduct, employee error, system vulnerabilities or compromises, fraud, hacking, phishing attempts, malware, ransomware, other malicious codes or other intentional or unintentional acts. Furthermore, hardware, software or other IT applications that we or a third party develop for our use have contained and may contain exploitable vulnerabilities, bugs or design defects or may involve other problems that could unexpectedly compromise information security.

The cost to remediate and respond to a cyber incident involving unauthorized use, access, damage or loss of systems, data or other information could be significant. To the extent any cyber incident involving our or one of our third-party service provider's information systems results in the unauthorized access, loss, damage or misappropriation of information, we may be required by law to notify impacted individuals and face substantial liability due to claims arising from customers, financial institutions, AutoZoners, regulatory authorities, payment card issuers and others. We maintain insurance coverage that may protect us from losses or claims in connection with certain incidents; however, our insurance coverage may not be sufficient to cover significant losses in any particular situation.

We are subject to a complex and evolving body of laws and regulations regarding data privacy and may face increased costs as a result of changes in, enforcement of, or the adoption of new laws and regulations. These costs may have a material adverse impact on our business and results of operations.

The regulatory environment related to information security, data collection, processing and use, and data privacy is becoming increasingly rigorous and complex. Multiple states in the U.S. have passed, and continue to pass, data protection laws. The potential effects of the various laws regulating the collection, transfer, use and other types of processing of personal or protected information are far-reaching and may require significant time, resources and costs to comply, may require changes to our existing practices and processes that are not advantageous to our business, and otherwise limit our ability to use data to provide a more personalized customer experience or as otherwise desired. In addition, failure to comply with applicable requirements by us or our business partners or third-party service providers or vendors could subject us to fines, sanctions, governmental investigations, lawsuits or reputational damage.

Additionally, while we seek to comply with these various laws as they take effect, many of the concepts are novel. There can be no assurance that compliance efforts taken by us in good faith will be sufficient, and we may be the subject of an investigation or enforcement action instituted by a state agency or other regulatory body.

Indebtedness, Financial and Market Risks

We are self-insured for certain costs associated with our operations and an increase in our insurance claims and expenses may have a material negative impact on us.

We are self-insured up to certain limits for workers' compensation, employee group medical, general liability, product liability, property and automobile. The types and amounts of insurance may vary from time to time based on our decisions with respect to risk retention and regulatory requirements. Our reserves are established using historical trends and, where appropriate, using a third-party actuary to estimate costs to settle reported claims and claims incurred but not yet reported. Estimated costs are subject to a variety of assumptions and other factors including the severity, duration and frequency of claims, legal costs associated with claims, healthcare trends and projected inflation of related factors. Material increases in the number of insurance claims, changes to healthcare costs, accident frequency and severity, legal expenses and other factors could result in unfavorable difference between actual self-insurance costs and our reserve estimates. As a result, our self-insurance costs could increase which may adversely affect our business, results of operations, financial condition and cash flows.

A downgrade in our credit ratings or a general disruption in the credit markets could make it more difficult for us to access funds, refinance our debt, obtain new funding or issue debt securities.

Our short-term and long-term debt is rated investment grade by the major rating agencies. These investment-grade credit ratings have historically allowed us to take advantage of lower interest rates and other favorable terms on our short-term credit lines, in our senior debt offerings and in the commercial paper markets. To maintain our investment-grade ratings, we are required to meet certain financial performance ratios. A change by the rating agencies in these ratios, an increase in our debt, and/or a decline in our earnings could result in downgrades in our credit ratings. A downgrade in our credit ratings could limit our access to public debt markets, limit the institutions willing to provide credit facilities to us, result in more restrictive financial and other covenants in our public and private debt and would likely significantly increase our overall borrowing costs and adversely affect our earnings. Additionally, a downgrade in our credit or changes in the financial markets may limit financial institutions' willingness to participate in our supplier financing arrangements, which may result in vendors seeking to renegotiate their payment terms. Moreover, significant deterioration in the financial condition of large financial institutions could result in a severe loss of liquidity and availability of credit in global credit markets and in more stringent borrowing terms. Conditions and events in the global credit markets could have a material adverse effect on our access to short-term and long-term debt and the terms and cost of that debt.

Legal and Regulatory Risks

Our business, results of operations, financial condition and cash flows may be adversely affected by the adoption of new laws, changes to existing laws, increased enforcement activity or other governmental actions.

We are subject to numerous federal, state and local laws and regulations, many of which are complex, frequently revised and subject to varying interpretations. These include laws governing employment and labor, wage and hour, environmental matters, proper handling and disposal of hazardous materials and waste, employee benefits, data privacy, cybersecurity, safety, the pricing and sale of goods, import and export compliance, transportation and logistics, consumer protection and advertising, among others. These laws may change over time and may differ substantially across the areas where we operate. Although we have implemented policies and procedures to help ensure compliance with these laws, there can be no certainty that our AutoZoners and third parties with whom we do business will not take actions in violation of our policies or applicable laws. If we fail to comply with these laws, rules and regulations, or the manner in which they are interpreted or applied, we may be subject to governmental enforcement action or private litigation resulting in restrictions on our business, monetary penalties, reputational harm and increased costs of regulatory compliance. Any changes in the enforcement or interpretation of existing laws and regulations or the enactment of any new laws and regulations, including tax legislation, could have a material adverse impact on our financial condition and results of operations. We may also be subject to investigations or audits by governmental authorities and regulatory agencies as a result of enforcing existing laws and regulations or changes in enforcement priorities, which can occur in the ordinary course of business or may result from increased scrutiny from a particular agency or toward a particular industry.

We may be adversely affected by legal, regulatory or market responses to global climate change.

Climate change resulting from increased concentrations of carbon dioxide and other greenhouse gases in the atmosphere could present risks to our operations. For example, we have significant operations in California, where serious drought has made water less available and more costly and has increased the risk of wildfires. Changes in climate patterns leading to extreme heat waves or unusual cold weather at some of our locations can lead to increased energy usage and costs, or otherwise adversely impact our facilities and operations and disrupt our supply chains and distribution systems. Growing concern over climate change has led policy makers in the U.S. to consider the enactment of legislative and regulatory proposals that would impose extensive mandatory reporting requirements as well as requirements for reductions of greenhouse gas ("GHG") emissions. Such laws, if enacted, are likely to impact our business in a number of ways. For example, significant increases in fuel economy requirements, new federal or state restrictions on emissions of carbon dioxide or new federal or state incentive programs or other regulations that may be imposed on vehicles and automobile fuels could adversely affect demand for vehicles, annual miles driven or the products we sell. We may not be able to accurately predict, prepare for and effectively respond to new kinds of technological innovations with respect to electric vehicles and other technologies that minimize emissions. Compliance with any new or more stringent laws or regulations, or stricter interpretations of existing laws, could require additional expenditures by us or our suppliers. Our inability to appropriately respond to such changes could materially adversely impact our business, financial condition, results of operations or cash flows.

We may be unable to achieve the goals and aspirations set forth in our environmental, social and governance (ESG) report, particularly with respect to the reduction of GHG emissions, or otherwise meet the expectations of our stakeholders with respect to ESG matters.

Increasing governmental and societal attention to ESG matters, including expanding mandatory and voluntary reporting of GHG emissions and other sustainability metrics, and disclosure topics such as climate change, sustainability, natural resources, waste reduction, energy, human capital, and risk oversight could expand the nature, scope, and complexity of matters that we are required to control, assess, and report. We strive to deliver shared value through our business and our diverse stakeholders expect us to make progress in certain ESG priority issue areas. A failure or perceived failure to meet these expectations could adversely affect public perception of our business, employee morale or customer or shareholder support.

We have announced certain aspirations and goals related to ESG matters, such as our intention to reduce certain GHG emissions over time. Achievement of these aspirations, plans and goals is subject to numerous risks and uncertainties, many of which are outside of our control. These risks and uncertainties include, but are not limited to: our ability to successfully identify and implement relevant strategies on a timely and cost-effective basis; our ability to achieve the anticipated benefits and cost savings of such strategies and actions; and the availability and cost of existing and future technologies, such as alternative fuel vehicles, off-site renewable energy, and other materials and components. It is possible that we may be unsuccessful in the achievement of our ESG goals, on a timely basis or at all, or that the costs to achieve those goals become prohibitively expensive. Furthermore, our stakeholders may not be satisfied with our efforts or the speed at which we are progressing towards any such aspirations and goals. In addition, some jurisdictions have adopted laws and other regulations that may subject companies operating in those jurisdictions to legal liability for failing to meet published goals. A delay, failure or perceived failure or delay to meet our goals and aspirations could adversely affect public perception of our business, cause us to lose shareholder support, and subject us to legal claims and liabilities with respect to such matters. Certain challenges we face in the achievement of our ESG objectives are also captured within our ESG reporting, which is not incorporated by reference into and does not form any part of this report.

Our business, financial condition, results of operations and cash flows may be affected by litigation.

We are involved in lawsuits, regulatory investigations, governmental and other legal proceedings arising out of the ordinary course of business. Such matters involve significant expense and divert management's attention and resources from other matters. The damages sought against us in these proceedings may be material and may adversely affect our business, results of operations, financial condition and cash flows.

General Risks

Significant changes in macroeconomic and geo-political factors could materially adversely affect our financial condition and results of operations.

Macroeconomic conditions impact both our customers and our suppliers. Moreover, the U.S. government continues to operate under historically large deficits and debt burden. Continued distress in global credit markets, business failures, civil unrest, inflation, rising interest rates, foreign exchange rate fluctuations, significant geo-political conflicts, proposed or additional tariffs, continued volatility in energy prices, the impact of a public health crisis or pandemic (such as the COVID-19 pandemic), constraints on the global supply chain and other factors continue to affect the global economy. Moreover, rising energy prices could impact our merchandise distribution, commercial delivery, utility and product costs. It is unclear how such factors could impact our business in the short term. Over a longer period of time, these macroeconomic and geo-political conditions could adversely affect our sales growth, margins and overhead. These could materially adversely affect our financial condition and operations.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Risk Management and Strategy

Program
We recognize the importance of assessing, identifying, and managing material risks from cybersecurity threats and have implemented various processes and safeguards to aid in such efforts. Our program encompasses people, processes, and technologies to safeguard our systems, data, and business from cybersecurity threats. Our program

prioritizes threat mitigation and risk management, while focusing on maintaining the integrity and resilience of our systems.

Our program is informed by industry standards, including the National Institute of Standards and Technology (NIST) Cyber Security Framework (CSF), the American National Standards Institute encryption standards and the Payment Card Industry Data Security Standard. As part of our cybersecurity strategy, we regularly engage independent, outside expertise to assess and benchmark our overall program against these industry standards.

AutoZone, with the assistance of our managed security service provider, continuously monitors our threat intelligence and events within our digital environments. We employ a variety of methods designed to test and improve our controls, including vulnerability scanning, penetration testing, and attack simulation testing. We have an incident response plan which sets forth procedures to investigate, respond to, contain, and remediate incidents with the support of a cross-functional team. The incident response plan also outlines a process for escalating and communicating incidents to members of management.

During the contract review and vendor engagement process, we assess vendors' adherence to appropriate security practices, requirements, and expectations, including compliance with industry standards and applicable laws and regulations. We also engage a third-party to monitor certain service providers so that we may be alerted of important events that would impact such party's risk profile. We have an Information Security Awareness program which seeks to educate our employees on security risks and best practices through training, internal communications, and security awareness campaigns. We maintain cybersecurity insurance coverage that may protect us from losses in connection with certain cybersecurity incidents.

Cybersecurity Risks

While we have not experienced a material breach of our information systems or data to date, unauthorized parties have in the past gained access and exfiltrated data. Any future incident could significantly disrupt our operations and key business processes, result in the impairment, loss, unauthorized access of critical or sensitive data, be costly and resource-intensive to remedy; harm our reputation and relationship with customers, AutoZoners, vendors and other stakeholders; and have a material adverse impact on our business and operating results. See "Information Technology, Cybersecurity and Data Privacy Risks" in Item 1.A., Risk Factors for additional information related to cybersecurity risks.

Governance

The cybersecurity risk management program is integrated into our broader enterprise risk management framework, which allows our senior management team, with oversight of our Board, to develop a more holistic view of our risk exposure and prioritize and manage such risks accordingly.

AutoZone's Chief Information Security Officer (CISO) reports directly to our Chief Information Officer and Senior Vice President of Information Technology. Our CISO has over 25 years' experience in IT, with almost 20 years in dedicated Information Security leadership roles. He has experience across a broad range of industries and holds credentials including the Certified Information Systems Security Professional and the CERT Certificate in Cybersecurity Oversight from the National Association of Corporate Directors.

The Audit Committee is responsible for overseeing the company's enterprise risk management program, including cybersecurity risks. At its quarterly committee meetings, the Audit Committee reviews and discusses cybersecurity matters directly with our CISO, including relevant cybersecurity risks, changes to AutoZone's threat landscape, risk mitigation strategies, cybersecurity program assessments and results, and cybersecurity roadmap and progress.

Item 2. Properties

The following table reflects the number of leased and owned properties and square footage of selling space for our stores as of August 31, 2024:

	No. of Stores	Store Square Footage[1]
Leased...	4,081	27,226,410
Owned	3,272	22,190,827
Total	7,353	49,417,237

(1) *Square footage excludes store support centers, regional offices, distribution centers and the areas that hold the local mega hub and hub expanded assortment.*

We have approximately 7.1 million square feet in distribution centers servicing our stores, of which approximately 2.1 million square feet is leased and the remainder is owned. We have 11 distribution centers located throughout the U.S., two in Mexico, and one in Brazil. Our primary store support center is located in Memphis, Tennessee, and consists of approximately 325,000 square feet. We also have four additional store support centers located in Monterrey, Mexico; Chihuahua, Mexico; Sao Paulo, Brazil; and Gurugram, India. Our primary International Sourcing Office is located in Shanghai, China. The ALLDATA headquarters in Elk Grove, California is leased, and we also own or lease other properties which are not material individually or in the aggregate.

Item 3. Legal Proceedings

We are involved in various legal proceedings incidental to the conduct of our business, including, but not limited to, claims and allegations related to wage and hour violations, unlawful termination, employment practices, product liability, privacy and cybersecurity, environmental matters, intellectual property rights or regulatory compliance. We do not currently believe that, either individually or in the aggregate, these matters will result in liabilities material to our financial condition, results of operations or cash flows.

Additionally, we are not involved in any environmental proceeding in which a governmental authority is a party, and such proceeding involves potential monetary sanctions that we reasonably believe will exceed an applied threshold of $1 million.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The principal market on which our common stock is traded is the New York Stock Exchange under the symbol "AZO." On October 21, 2024, there were 1,603 stockholders of record, which does not include the number of beneficial owners whose shares were represented by security position listings.

We currently do not pay a dividend on our common stock. Any future payment of dividends would be dependent upon our financial condition, capital requirements, earnings and cash flow.

During 1998, the Company announced a program permitting the Company to repurchase a portion of its outstanding shares not to exceed a dollar maximum established by the Company's Board of Directors. The Board voted to increase the repurchase authorization by $2.0 billion on December 20, 2023 and $1.5 billion on June 19, 2024, bringing the total value of authorized share repurchases to $39.2 billion.

Shares of common stock repurchased by the Company during the quarter ended August 31, 2024 were as follows:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Dollar Value that May Yet Be Purchased Under the Plans or Programs
May 5, 2024 to June 1, 2024	65,636	$ 2,891.87	65,636	$ 1,184,718,249
June 2, 2024 to June 29, 2024	81,197	2,881.79	81,197	2,450,725,318
June 30, 2024 to July 27, 2024	84,860	2,936.78	84,860	2,201,510,545
July 28, 2024 to August 31, 2024	12,096	3,103.60	12,096	2,163,969,364
Total	243,789	$ 2,914.65	243,789	$ 2,163,969,364

The Company also repurchased, at market value, an additional 4,886 shares in fiscal year 2022 from employees electing to sell their stock under the Company's Eighth Amended and Restated Employee Stock Purchase Plan (as amended from time to time, the "Employee Plan"), qualified under Section 423 of the Internal Revenue Code, under which all eligible employees may purchase AutoZone's common stock at 85% of the lower of the market price of the common stock on the first day or last day of each calendar quarter through payroll deductions. Maximum permitted annual purchases are $15,000 per employee or 10 percent of compensation, whichever is less. Under the Employee Plan, 5,000, 5,183 and 6,238 shares were sold to employees in fiscal 2024, 2023 and 2022, respectively. At August 31, 2024, 117,341 shares of common stock were reserved for future issuance under the Employee Plan.

Once executives have reached the maximum purchases under the Employee Plan, the Sixth Amended and Restated Executive Stock Purchase Plan (the "Executive Plan") permits all eligible executives to purchase AutoZone's common stock up to 25 percent of his or her annual salary and bonus. Purchases by executives under the Executive Plan were 540, 689 and 709 shares in fiscal 2024, 2023 and 2022, respectively. At August 31, 2024, 232,426 shares of common stock were reserved for future issuance under the Executive Plan.

10-K

Stock Performance Graph

The graph below presents changes in the value of AutoZone's stock as compared to Standard & Poor's 500 Composite Index ("S&P 500") and to Standard & Poor's Retail Index ("S&P Retail Index") for the five-year period beginning August 31, 2019, and ending August 31, 2024.



Item 6. Reserved

Not required.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

We are the leading retailer and distributor of automotive replacement parts and accessories in the Americas. We began operations in 1979 and at August 31, 2024, operated 6,432 stores in the U.S., 794 stores in Mexico and 127 stores in Brazil. Each store carries an extensive product line for cars, sport utility vehicles, vans and light duty trucks, including new and remanufactured automotive hard parts, maintenance items, accessories and non-automotive products. At August 31, 2024, in 5,898 of our domestic stores as well as the vast majority of our stores in Mexico and Brazil, we had a commercial sales program that provided prompt delivery of parts and other products and commercial credit to local, regional and national repair garages, dealers, service stations, fleet owners and other accounts. We also sell automotive hard parts, maintenance items, accessories and non-automotive products through www.autozone.com, and our commercial customers can make purchases through www.autozonepro.com. Additionally, we sell the ALLDATA brand of automotive diagnostic, repair, collision and shop management software through www.alldata.com. We also provide product information on our Duralast branded products through www.duralastparts.com. We do not derive revenue from automotive repair or installation services.

Executive Summary

For fiscal 2024, net sales increased to $18.5 billion, a 5.9% increase over the prior year. Our retail sales and commercial sales in our domestic and international markets grew as we continue to make progress on our growth initiatives aimed at improving parts availability and providing WOW! Customer Service. Operating profit increased 9.1% to $3.8 billion, net income increased 5.3% to $2.7 billion and diluted earnings per share increased 13.0% to $149.55 for the year.

During fiscal 2024, failure and maintenance related categories represented the largest portion of our sales mix, at approximately 86% of total sales. While we have not experienced any fundamental shifts in our category sales mix as compared to previous years, in our domestic stores we see a decrease in mix of sales of the discretionary category and a slight increase in the maintenance and failure categories compared to last year.

Our business is impacted by various factors within the economy that affect both our consumer and our industry, including but not limited to inflation, interest rates, levels of consumer debt, fuel and energy costs, prevailing wage rates, foreign exchange rate fluctuations, supply chain disruptions, hiring and other economic conditions. Given the nature of these macroeconomic factors, which are generally outside of our control, we cannot predict whether or for how long certain trends will continue, nor can we predict to what degree these trends will impact us in the future.

The two statistics we believe have the closest correlation to our market growth over the long-term are miles driven and the number of seven-year-old or older vehicles on the road.

Miles Driven
We believe as the number of miles driven increases, consumers' vehicles are more likely to need service and maintenance, resulting in an increase in the need for automotive hard parts and maintenance items. Since the beginning of the fiscal year and through July 2024 miles driven in the U.S. increased 1.2% compared to the same period in the prior year based on the latest information available from the U.S. Department of Transportation.

Seven Year Old or Older Vehicles
As the number of seven-year-old or older vehicles on the road increases, we expect an increase in demand for the products we sell. We expect the aging vehicle population to continue to increase as consumers keep their cars longer. According to the latest data provided by S&P Global Mobility, the average age of light vehicles on the road was 12.6 years and these vehicles account for approximately 38% of U.S. vehicles.

According to the U.S. Department of Transportation – Federal Highway Administration, vehicles are driven an average of approximately 11,000 miles each year. In seven years, the average miles driven equates to approximately 77,000 miles. Our experience is that at this point in a vehicle's life, most vehicles are not covered by warranties and increased maintenance and repairs are needed to keep the vehicle operating.

Results of Operations

The following table highlights selected financial information over the past five years:

(in thousands, except per share data, same store sales and selected operating data)	Fiscal Year Ended August				
	2024[1]	2023	2022	2021[2]	2020[2]
Income Statement Data					
Net sales	$ 18,490,268	$ 17,457,209	$ 16,252,230	$ 14,629,585	$ 12,631,967
Cost of sales, including warehouse and delivery expenses	8,673,216	8,386,787	7,779,580	6,911,800	5,861,214
Gross profit	9,817,052	9,070,422	8,472,650	7,717,785	6,770,753
Operating, selling, general and administrative expenses	6,028,344	5,596,436	5,201,921	4,773,258	4,353,074
Operating profit	3,788,708	3,473,986	3,270,729	2,944,527	2,417,679
Interest expense, net	451,578	306,372	191,638	195,337	201,165
Income before income taxes	3,337,130	3,167,614	3,079,091	2,749,190	2,216,514
Income tax expense[3]	674,703	639,188	649,487	578,876	483,542
Net income[3]	$ 2,662,427	$ 2,528,426	$ 2,429,604	$ 2,170,314	$ 1,732,972
Diluted earnings per share[3]	$ 149.55	$ 132.36	$ 117.19	$ 95.19	$ 71.93
Weighted average shares for diluted earnings per share[3]	17,803	19,103	20,733	22,799	24,093
Same Store Sales					
Increase in domestic comparable store net sales[4]	0.4 %	3.4 %	8.4 %	13.6 %	7.4 %
Increase (decrease) in international comparable store net sales[4]	16.1 %	29.3 %	19.1 %	22.5 %	(2.8)%
Increase in international comparable store net sales (constant currency)[4]	10.2 %	17.5 %	19.2 %	20.7 %	4.7 %
Increase in total company comparable store net sales[4]	2.1 %	5.6 %	9.2 %	14.3 %	6.6 %
Increase in total company comparable store net sales (constant currency)[4]	1.4 %	4.6 %	9.2 %	14.1 %	7.2 %
Balance Sheet Data					
Current assets	$ 7,306,759	$ 6,779,426	$ 6,627,984	$ 6,415,303	$ 6,811,872
Operating lease right-of-use assets	3,057,780	2,998,097	2,918,817	2,718,712	2,581,677
Working capital (deficit)[5]	(1,407,484)	(1,732,430)	(1,960,409)	(954,451)	528,781
Total assets	17,176,538	15,985,878	15,275,043	14,516,199	14,423,872
Current liabilities	8,714,243	8,511,856	8,588,393	7,369,754	6,283,091
Debt	9,024,381	7,668,549	6,122,092	5,269,820	5,513,371
Finance lease liabilities, less current portion	283,882	200,702	217,428	186,122	155,855
Operating lease liabilities, less current portion	2,960,174	2,917,046	2,837,973	2,632,842	2,501,560
Stockholders' deficit	(4,749,614)	(4,349,894)	(3,538,913)	(1,797,536)	(877,977)
Selected Operating Data					
Number of stores at beginning of year	7,140	6,943	6,767	6,549	6,411
New stores	217	198	177	219	138
Closed stores	4	1	1	1	—
Net new stores	213	197	176	218	138
Relocated stores	6	12	13	12	5
Number of stores at end of year	7,353	7,140	6,943	6,767	6,549
AutoZone domestic commercial programs	5,898	5,682	5,342	5,179	5,007
Total Company Store Data					
Inventory per store (in thousands)	$ 837	$ 807	$ 812	$ 686	$ 683
Total AutoZone store square footage (in thousands)	49,417	47,899	46,435	45,057	43,502
Average square footage per AutoZone store	6,721	6,709	6,688	6,658	6,643
Increase in AutoZone store square footage	3.2 %	3.2 %	3.1 %	3.6 %	2.3 %
Average net sales per AutoZone store (in thousands)	$ 2,505	$ 2,435	$ 2,329	$ 2,160	$ 1,914
Net sales per AutoZone store average square foot	$ 373	$ 363	$ 349	$ 325	$ 288
Total employees at end of year (in thousands)	126	119	112	105	100
Inventory turnover[6]	1.5x	1.5x	1.5x	1.5x	1.3x
Accounts payable to inventory ratio	119.5 %	124.9 %	129.5 %	129.6 %	115.3 %
After-tax return on invested capital[7]	49.7 %	55.4 %	52.9 %	41.0 %	35.7 %
Adjusted debt to EBITDAR[8]	2.5	2.3	2.1	2.0	2.4
Net cash provided by operating activities (in thousands)[3]	$ 3,004,116	$ 2,940,788	$ 3,211,135	$ 3,518,543	$ 2,720,108
Cash flow before share repurchases and changes in debt (in thousands)[9]	$ 1,791,635	$ 2,156,026	$ 2,599,636	$ 3,048,841	$ 2,185,418
Share repurchases (in thousands)[5][10]	$ 3,170,320	$ 3,723,289	$ 4,359,991	$ 3,378,321	$ 930,903
Number of shares repurchased (in thousands)[5]	1,149	1,524	2,220	2,592	826

(1) The fiscal year ended August 31, 2024 consisted of 53 weeks.

(2) The 52 weeks ended August 28, 2021 and August 29, 2020 were negatively impacted by pandemic related expenses, including Emergency Time-Off of approximately $43.0 million (pre-tax) and $83.9 million (pre-tax), respectively.

(3) Fiscal 2024, 2023, 2022, 2021 and 2020 include excess tax benefits from stock option exercises of $81.4 million, $92.2 million, $63.2 million, $56.4 million, and $20.9 million, respectively.

(4) The domestic and international comparable sales increases are based on sales for all AutoZone stores open at least one year. Constant currency same store sales exclude impacts from fluctuations of foreign exchange rates by converting both the current year and prior year international results at the prior year foreign currency exchange rate. Same store sales are computed on a 52-week basis. Relocated stores are included in the same store sales computation based on the year the original store was opened. Closed store sales are included in the same store sales computation up to the week it closes, and excluded from the computation for all periods subsequent to closing. All sales through our www.autozone.com website, including consumer direct ship-to-home sales, are also included in the computation.

(5) During the third quarter of fiscal 2020, the Company temporarily suspended share repurchases under the share repurchase program in response to the COVID-19 pandemic which was restarted beginning in the first quarter of fiscal 2021.

(6) Inventory turnover is calculated as cost of sales divided by the average merchandise inventory balance over the trailing 5 quarters.

(7) After-tax return on invested capital is defined as after-tax operating profit (excluding rent charges) divided by invested capital (which includes a factor to capitalize leases).

(8) Adjusted debt to EBITDAR is defined as the sum of total debt, finance lease obligations and annual rents times six; divided by net income plus interest, taxes, depreciation, amortization, rent and share-based compensation expense. See Reconciliation of Non-GAAP Financial Measures in Management's Discussion and Analysis of Financial Condition and Results of Operations.

(9) Cash flow before share repurchases and changes in debt is defined as the change in cash and cash equivalents less the change in debt plus treasury stock purchases. See Reconciliation of Non-GAAP Financial Measures in Management's Discussion and Analysis of Financial Condition and Results of Operations.

(10) Share repurchases are inclusive of excise tax in fiscal 2024 and 2023. The excise tax is assessed at one percent of the fair market value of net stock repurchases after December 31, 2022.

Fiscal 2024 Compared with Fiscal 2023

For the fiscal year ended August 31, 2024, we had net sales of $18.5 billion compared with $17.5 billion for the year ended August 26, 2023, an increase of 5.9%. This growth was driven primarily by the additional 53rd week sales of $365.9 million, net sales of $292.4 million from new domestic and international stores and an increase in total company same store sales of 1.4% on a constant currency basis. Domestic commercial sales increased $284.3 million, or 6.2%, over domestic commercial sales for fiscal 2023, driven in part by the additional 53rd week sales of $95.7 million.

Same store sales, or sales for our domestic and international stores open at least one year, are computed on a 52-week basis and are as follows:

| | Fiscal Year Ended August | | | |
| | | | Constant Currency [1] | |
	2024	**2023**	**2024**	**2023**
Domestic.	0.4 %	3.4 %	0.4 %	3.4 %
International	16.1 %	29.3 %	10.2 %	17.5 %
Total Company	2.1 %	5.6 %	1.4 %	4.6 %

(1) *Constant currency same store sales exclude impacts from fluctuations of foreign exchange rates by converting both the current year and prior year international results at the prior year foreign currency exchange rate.*

At August 31, 2024, we operated 6,432 domestic stores, 794 in Mexico and 127 in Brazil, compared with 6,300 domestic stores, 740 in Mexico and 100 in Brazil at August 26, 2023. We reported a total auto parts segment (domestic, Mexico and Brazil) sales increase of 5.9% for fiscal 2024.

Gross profit for fiscal 2024 was $9.8 billion, or 53.1% of net sales, a 114 basis point increase compared with $9.1 billion, or 52.0% of net sales for fiscal 2023. The increase in gross margin was driven by higher merchandise margins and 47 basis points ($84.0 million net) from non-cash LIFO favorability.

Operating, selling, general and administrative expenses for fiscal 2024 increased to $6.0 billion, or 32.6% of net sales, from $5.6 billion, or 32.1% of net sales for fiscal 2023. The increase in operating expenses as a percentage of sales was primarily driven by domestic store payroll.

Interest expense, net for fiscal 2024 was $451.6 million compared with $306.4 million during fiscal 2023. Average borrowings for fiscal 2024 were $8.7 billion, compared with $7.0 billion for fiscal 2023. Weighted average borrowing rates were 4.39% and 3.78% for fiscal 2024 and 2023, respectively.

Our effective income tax rate was 20.2% of pre-tax income for both fiscal 2024 and fiscal 2023. The benefit from stock options exercised in fiscal 2024 was $81.4 million compared to $92.2 million in fiscal 2023 (see "Note E – Income Taxes" in the Notes to Consolidated Financial Statements).

Net income for fiscal 2024 increased by 5.3% to $2.7 billion, and diluted earnings per share increased 13.0% to $149.55 from $132.36 in fiscal 2023. The impact on the fiscal 2024 diluted earnings per share from stock repurchases was an increase of $0.96.

Fiscal 2023 Compared with Fiscal 2022

A discussion of changes in our results of operations from fiscal 2023 to fiscal 2022 has been omitted from this Annual Report on Form 10-K, but may be found in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the fiscal year ended August 26, 2023, filed with the SEC on October 24, 2023, which is available free of charge on the SECs website at www.sec.gov and at www.autozone.com, by clicking "Investor Relations" located at the bottom of the page.

Quarterly Periods

Each of the first three quarters of our fiscal year consists of 12 weeks, and the fourth quarter consisted of 17 weeks in 2024 and 16 weeks in 2023 and 2022. Because the fourth quarter contains seasonally high sales volume and consists of 16 or 17 weeks, compared with 12 weeks for each of the first three quarters, our fourth quarter represents a disproportionate share of our annual net sales and net income. The fourth quarter of fiscal year 2024 represented 33.6% of annual sales and 33.9% of net income; the fourth quarter of fiscal year 2023 represented 32.6% of annual sales and 34.2% of net income; and the fourth quarter of fiscal year 2022 represented 32.9% of annual sales and 33.3% of net income.

Liquidity and Capital Resources

The primary source of our liquidity is our cash flows realized through the sale of automotive parts, products and accessories. We believe that our cash generated from operating activities, available cash reserves and available credit, supplemented with our long-term borrowings will provide ample liquidity to fund our operations while allowing us to make strategic investments to support growth initiatives and return excess cash to shareholders in the form of share repurchases. As of August 31, 2024, we held $298.2 million of cash and cash equivalents, as well as $2.2 billion in undrawn capacity on our revolving credit facility, without giving effect to commercial paper borrowings. We believe our sources of liquidity will continue to be adequate to fund our operations and investments to grow our business, repay our debt as it becomes due and fund our share repurchases over the short-term and long-term. In addition, we believe we have the ability to obtain alternative sources of financing, if necessary.

Net cash provided by operating activities was $3.0 billion in 2024, $2.9 billion in 2023 and $3.2 billion in 2022. Cash flows from operations are favorable compared to last year primarily due to higher net income partially due to the additional week of sales in the current year.

Our net cash flows used in investing activities were $1.3 billion, $876.2 million and $648.1 million in fiscal 2024, 2023 and 2022, respectively. The increase in net cash used in investing activities in fiscal 2024 was primarily due to an increase in capital expenditures. We invested $1.1 billion, $796.7 million and $672.4 million in capital assets in fiscal 2024, 2023 and 2022, respectively. The increase in capital expenditures from fiscal 2023 to fiscal 2024 was primarily driven by our growth initiatives, including investments in new distribution centers and stores to be opened in subsequent periods as well as stores opened in the current year. We had net new store openings of 213, 197 and 176 for fiscal 2024, 2023 and 2022, respectively. We invest a portion of our assets held by our wholly owned insurance captive in marketable debt securities. We purchased marketable debt securities of $38.8 million, $66.9 million and $56.0 million in fiscal 2024, 2023 and 2022, respectively. We had proceeds from the sale of marketable debt securities of $40.8 million, $58.4 million and $53.9 million in fiscal 2024, 2023 and 2022, respectively. Our investment in tax credit equity investments was $227.5 million, $98.0 million and $31.5 million in fiscal 2024, 2023 and 2022, respectively.

Net cash used in financing activities was $1.7 billion, $2.1 billion and $3.5 billion in fiscal 2024, 2023 and 2022, respectively. The net cash used in financing activities reflected purchases of treasury stock, which totaled $3.1 billion, $3.7 billion and $4.4 billion for fiscal 2024, 2023 and 2022, respectively. The treasury stock purchases in fiscal 2024, 2023 and 2022 were primarily funded by cash flows from operations and increased borrowings. During the year ended August 31, 2024, we repaid our $300 million 3.125% Senior Notes due April 2024 and issued $2.3 billion of new debt compared to $1.8 billion in 2023 and $750 million in 2022. In fiscal year 2024 the proceeds from the issuance of debt were used to repay a portion of our commercial paper borrowings and for general corporate purposes. In fiscal years 2023 and 2022 the proceeds from the issuance of debt were used for general corporate purposes.

The Company had net repayments of commercial paper and short-term borrowing of $629.6 million during fiscal 2024, and net proceeds from the issuance of commercial paper and short-term borrowings of $606.2 million and $603.4 million during fiscal 2023 and 2022, respectively.

10-K

During fiscal 2025, we expect to increase the investment in our business as compared to fiscal 2024. Our investments are expected to be directed primarily to our supply chain initiatives, which include new distribution centers and new stores, including expanded hub stores and mega hub stores. The amount of investments in our new stores is impacted by different factors, including whether the building and land are purchased (requiring higher investment) or leased (generally lower investment) and whether such buildings are located in the U.S., Mexico or Brazil, or located in urban or rural areas.

In addition to building and land costs, our new stores and distribution centers require working capital, predominantly for inventories. Historically, we have negotiated extended payment terms from suppliers, reducing the working capital required and resulting in a high accounts payable to inventory ratio. We plan to continue leveraging our inventory purchases; however, our ability to do so may be limited by our suppliers' ability to factor their receivables from us. The Company has arrangements with third-party financial institutions to confirm invoice balances owed by the Company to certain suppliers and pay the financial institutions the confirmed amounts on the invoice due dates. These arrangements allow the Company's inventory suppliers, at their sole discretion, to enter into agreements with these financial institutions to finance the Company's obligations to the suppliers at terms negotiated between the suppliers and the financial institutions. Supplier participation is optional and our obligations to our suppliers, including the amount and dates due, are not impacted by our suppliers' decision to enter into an agreement with a third-party financial institution. A downgrade in our credit ratings or changes in the financial markets could limit the financial institutions' and our suppliers' willingness to participate in these arrangements. We plan to continue negotiating extended terms with our suppliers, benefitting our working capital and resulting in a high accounts payable to inventory ratio. We had an accounts payable to inventory ratio of 119.5% at August 31, 2024 and 124.9% at August 26, 2023.

Depending on the timing and magnitude of our future investments (either in the form of leased or purchased properties or acquisitions), we anticipate that we will rely primarily on internally generated funds and available borrowing capacity to support a majority of our capital expenditures, working capital requirements and stock repurchases. The balance may be funded through new borrowings. We anticipate we will be able to obtain such financing in view of our credit ratings and favorable experiences in the debt markets in the past.

Our cash balances are held in various locations around the world. As of August 31, 2024, and August 26, 2023, cash and cash equivalents of $99.8 million and $108.5 million, respectively, were held outside of the U.S. and were generally utilized to support the liquidity needs in our foreign operations.

For the fiscal year ended August 31, 2024, our adjusted after-tax return on invested capital ("ROIC"), which is a non-GAAP measure, was 49.7% as compared to 55.4% for the prior year. Adjusted ROIC is calculated as after-tax operating profit (excluding rent charges) divided by invested capital (which includes a factor to capitalize operating leases). We use adjusted ROIC to evaluate whether we are effectively using our capital resources and believe it is an important indicator of our overall operating performance. Refer to the "Reconciliation of Non-GAAP Financial Measures" section for further details of our calculation.

Debt Facilities

On November 15, 2021, we amended and restated our existing revolving credit facility (as amended from time to time, the "Revolving Credit Agreement") pursuant to which our borrowing capacity under the Revolving Credit Agreement was increased from $2.0 billion to $2.25 billion, and the maximum borrowing under the Revolving Credit Agreement may, at our option, subject to lenders approval, be increased from $2.25 billion to $3.25 billion. On November 15, 2022, we amended the Revolving Credit Agreement, extending the termination date by one year. As amended, the Revolving Credit Agreement will terminate, and all amounts borrowed will be due and payable, on November 15, 2027, but we may make one additional request to extend the termination date for an additional period of one year. Revolving borrowings under the Revolving Credit Agreement may be base rate loans, Term Secured Overnight Financing Rate ("SOFR") loans, or a combination of both, at our election. The Revolving Credit Agreement includes (i) a $75 million sublimit for swingline loans, (ii) a $50 million individual issuer letter of credit sublimit and (iii) a $250 million aggregate sublimit for all letters of credit.

Under our Revolving Credit Agreement, covenants include restrictions on liens, a maximum debt to earnings ratio, a minimum fixed charge coverage ratio and a change of control provision that may require acceleration of the repayment obligations under certain circumstances.

As of August 31, 2024, we had no outstanding borrowings and $1.8 million of outstanding letters of credit under the Revolving Credit Agreement.

The Revolving Credit Agreement requires that our consolidated interest coverage ratio as of the last day of each quarter shall be no less than 2.5:1. This ratio is defined as the ratio of (i) consolidated earnings before interest, taxes and rents to (ii) consolidated interest expense plus consolidated rents. Our consolidated interest coverage ratio as of August 31, 2024 was 5.4:1.

We also maintain a letter of credit facility that allows us to request the participating bank to issue letters of credit on our behalf up to an aggregate amount of $25 million. The letter of credit facility is in addition to the letters of credit that may be issued under the Revolving Credit Agreement and had an expiration in June 2022. On May 16, 2022, we amended and restated the letter of credit facility to, among other things, extend the facility through June 2025. As of August 31, 2024, we had no letters of credit outstanding under the letter of credit facility.

In addition to the outstanding letters of credit issued under the committed facility discussed above, we had $141.6 million in letters of credit outstanding as of August 31, 2024. These letters of credit have various maturity dates and were issued on an uncommitted basis.

As of August 31, 2024, the $580 million of commercial paper borrowings, the $400 million 3.250% Senior Notes due April 2025 and the $500 million 3.625% Senior Notes due April 2025 were classified as long-term in the Consolidated Balance Sheets as we have the current ability and intent to refinance them on a long-term basis through available capacity in our revolving credit facility. As of August 31, 2024, we had $2.2 billion of availability under our Revolving Credit Agreement, without giving effect to commercial paper borrowings, which would allow us to replace these short-term obligations with a long-term financing facility.

On April 18, 2024, we repaid the $300 million 3.125% Senior Notes due April 2024.

On July 17, 2023, we repaid the $500 million 3.125% Senior Notes due July 2023.

On January 17, 2023, we repaid the $300 million 2.875% Senior Notes due January 2023.

On January 18, 2022, we repaid the $500 million 3.700% Senior Notes due April 2022, which were callable at par in January 2022.

On June 28, 2024, we issued $600 million in 5.100% Senior Notes due July 2029 and $700 million 5.400% Senior Notes due July 2034 under our automatic shelf registration statement on Form S-3, filed with the SEC on July 19, 2022 (File No. 333-266209) (the "2022 Shelf Registration Statement"). The 2022 Shelf Registration Statement allows us to sell an indeterminate amount in debt securities to fund general corporate purposes, including repaying, redeeming or repurchasing outstanding debt and for working capital, capital expenditures, new store or distribution center openings, stock repurchases and acquisitions. Proceeds from the debt issuance were used to repay a portion of our outstanding commercial paper borrowings and for other general corporate purposes.

On October 25, 2023, we issued $500 million in 6.250% Senior Notes due November 2028 and $500 million 6.550% Senior Notes due November 2033 under the 2022 Shelf Registration Statement. Proceeds from the debt issuance were used for general corporate purposes.

On July 21, 2023, we issued $450 million in 5.050% Senior Notes due July 2026 and $300 million in 5.200% Senior Notes due August 2033 under the 2022 Shelf Registration Statement. Proceeds from the debt issuance were used for general corporate purposes.

On January 27, 2023 we issued $450 million in 4.500% Senior Notes due February 2028 and $550 million in 4.750% Senior Notes due February 2033 under the 2022 Shelf Registration Statement. Proceeds from the debt issuance were used for general corporate purposes.

On August 1, 2022, we issued $750 million in 4.750% Senior Notes due August 2032 under the 2022 Shelf Registration Statement. Proceeds from the debt issuance were used for general corporate purposes.

The Senior Notes contain a provision that repayment may be accelerated if we experience a change in control (as defined in the agreements). Our borrowings under our Senior Notes contain minimal covenants, primarily restrictions on liens, sale and leaseback transactions and consolidations, mergers and the sale of assets. All of the repayment obligations under our borrowing arrangements may be accelerated and come due prior to the applicable scheduled payment date if covenants are breached or an event of default occurs. Interest is paid on a semi-annual basis.

As of August 31, 2024, we were in compliance with all covenants and expect to remain in compliance with all covenants under our borrowing arrangements.

For the fiscal year ended August 31, 2024, our adjusted debt to earnings before interest, taxes, depreciation, amortization, rent and share-based compensation expense ("EBITDAR") ratio was 2.5:1 as compared to 2.3:1 as of the comparable prior year end. We calculate adjusted debt as the sum of total debt, finance lease liabilities and rent times six; and we calculate adjusted EBITDAR by adding interest, taxes, depreciation, amortization, rent and share-based compensation expense to net income. We target our debt levels to a specified ratio of adjusted debt to EBITDAR in order to maintain our investment grade credit ratings and believe this is important information for the management of our debt levels. To the extent adjusted EBITDAR increases, we expect our debt levels to increase; conversely, if adjusted EBITDAR decreases, we would expect our debt levels to decrease. Refer to the "Reconciliation of Non-GAAP Financial Measures" section for further details of our calculation.

Stock Repurchases
During 1998, we announced a program permitting us to repurchase a portion of our outstanding shares not to exceed a dollar maximum established by our Board of Directors (the "Board"). The Board voted to increase the repurchase authorization by $2.0 billion on December 20, 2023 and $1.5 billion on June 19, 2024, bringing the total authorization to $39.2 billion. Previously, the Board voted to increase the authorization by $4.5 billion in fiscal 2023 and $5.0 billion in fiscal 2022. From January 1998 to August 31, 2024, we have repurchased a total of 155.2 million shares at an aggregate cost of $37.0 billion. We repurchased 1.1 million, 1.5 million and 2.2 million shares of common stock at an aggregate cost of $3.2 billion, $3.7 billion and $4.4 billion during fiscal 2024, 2023 and 2022, respectively. Considering cumulative repurchases as of August 31, 2024 we had $2.2 billion remaining under the Board's authorization to repurchase our common stock. We will continue to evaluate current and expected business conditions and adjust the level of share repurchases under our share repurchase program in a manner that is consistent with our capital allocation strategy or as we otherwise deem appropriate.

Cash flow before share repurchases and changes in debt was $1.8 billion, $2.2 billion and $2.6 billion for the fiscal year ended August 31, 2024, August 26, 2023 and August 27, 2022, respectively. Cash flow before share repurchases and changes in debt is calculated as the net increase or decrease in cash and cash equivalents less net increases or decreases in debt (excluding deferred financing costs) plus share repurchases. We use cash flow before share repurchases and changes in debt to calculate the cash flows remaining and available. We believe this is important information regarding our allocation of available capital where we prioritize investments in the business and utilize the remaining funds to repurchase shares, while maintaining debt levels that support our investment grade credit ratings. Refer to the "Reconciliation of Non-GAAP Financial Measures" section for further details of our calculation.

Subsequent to August 31, 2024 and through October 21, 2024, we have repurchased 67,677 shares of common stock at an aggregate cost of $212.0 million. Considering the cumulative repurchases through October 21, 2024, we have $2.0 billion remaining under the Board's authorization to repurchase our common stock.

Financial Commitments

The following table shows our significant contractual obligations as of August 31, 2024:

	Total Contractual Obligations	Payment Due by Period			
(in thousands)		Less than 1 year	Between 1-3 years	Between 3-5 years	Over 5 years
Debt[1]	$ 9,080,000	$ 1,480,000	$ 1,450,000	$ 2,000,000	$ 4,150,000
Interest payments[2]	2,198,888	375,625	653,775	527,550	641,938
Operating leases[3]	4,157,877	391,901	828,934	719,996	2,217,046
Finance leases[3]	461,654	116,999	209,841	92,389	42,425
Self-insurance reserves[4]	267,779	82,976	97,736	42,585	44,482
Construction commitments	103,780	103,780	—	—	—
Other[5]	49,259	49,259	—	—	—
	$ 16,319,237	$ 2,600,540	$ 3,240,286	$ 3,382,520	$ 7,095,891

(1) Debt balances represent principal maturities, excluding interest, discounts, and debt issuance costs.
(2) Represents obligations for interest payments on long-term debt.
(3) Operating and finance lease obligations include related interest in accordance with ASU 2016-02, *Leases (Topic 842)*.
(4) Self-insurance reserves reflect estimates based on actuarial calculations and are presented net of insurance receivables. Although these obligations do not have scheduled maturities, the timing of future payments are predictable based upon historical patterns. Accordingly, we reflect the net present value of these obligations in our Consolidated Balance Sheets.
(5) Represents commitments to make additional capital contributions to certain tax credit instruments upon achievement of project milestones.

Our tax liability for uncertain tax positions, including interest and penalties, was $45.4 million at August 31, 2024. Approximately $23.1 million is classified as current liabilities and $22.3 million is classified as long-term liabilities. We did not reflect these obligations in the table above as we are unable to make an estimate of the timing of payments of the long-term liabilities due to uncertainties in the timing and amounts of the settlement of these tax positions.

Off-Balance Sheet Arrangements

The following table reflects outstanding letters of credit and surety bonds as of August 31, 2024:

(in thousands)	Total Other Commitments
Standby letters of credit	$ 143,393
Surety bonds	48,868
	$ 192,261

A substantial portion of the outstanding standby letters of credit (which are primarily renewed on an annual basis) and surety bonds are used to cover reimbursement obligations to our workers' compensation carriers.

There are no additional contingent liabilities associated with these instruments as the underlying liabilities are already reflected in our Consolidated Balance Sheets. The standby letters of credit and surety bond arrangements expire within one year but have automatic renewal clauses.

10-K

Reconciliation of Non-GAAP Financial Measures

"Management's Discussion and Analysis of Financial Condition and Results of Operations" includes certain financial measures not derived in accordance with generally accepted accounting principles ("GAAP"). These non-GAAP financial measures provide additional information for determining our optimum capital structure and are used to assist management in evaluating performance and in making appropriate business decisions to maximize stockholders' value.

Non-GAAP financial measures should not be used as a substitute for GAAP financial measures, or considered in isolation, for the purpose of analyzing our operating performance, financial position or cash flows. However, we have presented the non-GAAP financial measures, as we believe they provide additional information that is useful to investors as it indicates more clearly our comparative year-to-year operating results. Furthermore, our management and Compensation Committee of the Board use the above-mentioned non-GAAP financial measures to analyze and compare our underlying operating results and use select measurements to determine payments of performance-based compensation. We have included a reconciliation of this information to the most comparable GAAP measures in the following reconciliation tables.

Reconciliation of Non-GAAP Financial Measure: Cash Flow Before Share Repurchases and Changes in Debt
The following table reconciles net increase (decrease) in cash and cash equivalents to cash flow before share repurchases and changes in debt, which is presented in "Management's Discussion and Analysis of Financial Condition and Results of Operations":

(in thousands)	Fiscal Year Ended August				
	2024	2023	2022	2021	2020
Net cash provided by/(used in):					
Operating activities	$ 3,004,116	$ 2,940,788	$ 3,211,135	$ 3,518,543	$ 2,720,108
Investing activities	(1,286,506)	(876,178)	(648,099)	(601,778)	(497,875)
Financing activities	(1,683,736)	(2,060,082)	(3,470,497)	(3,500,417)	(643,636)
Effect of exchange rate changes on cash	(12,756)	8,146	506	4,172	(4,082)
Net increase/(decrease) in cash and cash equivalents	21,118	12,674	(906,955)	(579,480)	1,574,515
Less: increase/(decrease) in debt, excluding deferred financing costs	1,370,400	1,556,200	853,400	(250,000)	320,000
Plus: Share repurchases	3,140,917	3,699,552	4,359,991	3,378,321	930,903 [1]
Cash flow before share repurchases and changes in debt	$ 1,791,635	$ 2,156,026	$ 2,599,636	$ 3,048,841	$ 2,185,418

(1) *During the third quarter of fiscal 2020, the Company temporarily suspended share repurchases under the share repurchase program in response to the COVID-19 pandemic.*

Reconciliation of Non-GAAP Financial Measure: Adjusted After-tax ROIC

The following table calculates the percentage of ROIC. ROIC is calculated as after-tax operating profit (excluding rent) divided by invested capital (which includes a factor to capitalize operating leases). The ROIC percentages are presented in "Management's Discussion and Analysis of Financial Condition and Results of Operations":

	Fiscal Year Ended August				
(in thousands, except percentage)	2024[1]	2023	2022	2021	2020
Net income	$ 2,662,427	$ 2,528,426	$ 2,429,604	$ 2,170,314	$ 1,732,972
Adjustments:					
Interest expense	451,578	306,372	191,638	195,337	201,165
Rent expense[2]	447,693	406,398	373,278	345,380	329,783
Tax effect[3]	(181,653)	(143,980)	(119,197)	(114,091)	(115,747)
Adjusted after-tax return	$ 3,380,045	$ 3,097,216	$ 2,875,323	$ 2,596,940	$ 2,148,173
Average debt[4]	$ 8,580,659	$ 6,900,354	$ 5,712,301	$ 5,416,471	$ 5,375,356
Average stockholders' deficit[4]	(4,797,747)	(4,042,495)	(2,797,181)	(1,397,892)	(1,542,355)
Add: Rent x 6[2][5]	2,686,158	2,438,388	2,239,668	2,072,280	1,978,696
Average finance lease liabilities[4]	329,225	296,599	284,453	237,267	203,998
Invested capital	$ 6,798,295	$ 5,592,846	$ 5,439,241	$ 6,328,126	$ 6,015,695
Adjusted after-tax ROIC	49.7 %	55.4 %	52.9 %	41.0 %	35.7 %

Reconciliation of Non-GAAP Financial Measure: Adjusted Debt to EBITDAR

The following table calculates the ratio of adjusted debt to EBITDAR. Adjusted debt to EBITDAR is calculated as the sum of total debt, financing lease liabilities and annual rents times six; divided by net income plus interest, taxes, depreciation, amortization, rent and share-based compensation expense. The adjusted debt to EBITDAR ratios are presented in "Management's Discussion and Analysis of Financial Condition and Results of Operations":

	Fiscal Year Ended August				
(in thousands, except ratio)	2024[1]	2023	2022	2021	2020
Net income	$ 2,662,427	$ 2,528,426	$ 2,429,604	$ 2,170,314	$ 1,732,972
Add: Interest expense	451,578	306,372	191,638	195,337	201,165
Income tax expense	674,703	639,188	649,487	578,876	483,542
EBIT	3,788,708	3,473,986	3,270,729	2,944,527	2,417,679
Add: Depreciation and amortization expense	549,755	497,577	442,223	407,683	397,466
Rent expense[2]	447,693	406,398	373,278	345,380	329,783
Share-based expense	106,246	93,087	70,612	56,112	44,835
EBITDAR	$ 4,892,402	$ 4,471,048	$ 4,156,842	$ 3,753,702	$ 3,189,763
Debt	$ 9,024,381	$ 7,668,549	$ 6,122,092	$ 5,269,820	$ 5,513,371
Financing lease liabilities	399,441	287,618	310,305	276,054	223,353
Add: Rent x 6[2][5]	2,686,158	2,438,388	2,239,668	2,072,280	1,978,696
Adjusted debt	$ 12,109,980	$ 10,394,555	$ 8,672,065	$ 7,618,154	$ 7,715,420
Adjusted debt to EBITDAR	2.5	2.3	2.1	2.0	2.4

(1) The fiscal year ended August 31, 2024, consisted of 53 weeks.
(2) The table below outlines the calculation of rent expense and reconciles rent expense to total lease cost, per ASC 842, the most directly comparable GAAP financial measure, for the 53 weeks ended, August 31, 2024, and the 52 weeks ended August 26, 2023, August 27,2022, August 28, 2021 and August 29, 2020.

	For the year ended				
(in thousands)	**August 31, 2024**	**August 26, 2023**	**August 27, 2022**	**August 28, 2021**	**August 29, 2020**
Total lease cost, per ASC 842	$ 588,835	$ 524,283	$ 470,563	$ 427,443	$ 415,505
Less: Finance lease interest and amortization	(103,670)	(86,521)	(69,564)	(56,334)	(60,275)
Less: Variable operating lease components, related to insurance and common area maintenance	(37,472)	(31,364)	(27,721)	(25,729)	(25,447)
Rent expense	$ 447,693	$ 406,398	$ 373,278	$ 345,380	$ 329,783

(3) For fiscal 2024, 2023, 2022, 2021 and 2020, the effective tax rate was 20.2%, 20.2%, 21.1%, 21.1% and 21.8%, respectively.
(4) All averages are computed based on trailing five quarters.
(5) Rent is multiplied by a factor of six to capitalize operating leases in the determination of pre-tax invested capital.

Reconciliation of Non-GAAP Financial Measure: Fiscal 2024 Results Excluding Impact of 53rd Week:
The following table summarizes the impact of the additional week to the 53 week fiscal year ended August 31, 2024.

(in thousands, except per share)	**Fiscal 2024 Results of Operations**	**Results of Operations for 53rd Week**	**Fiscal 2024 Results of Operations Excluding 53rd Week**
Net sales...	$ 18,490,268	$ (365,879)	$ 18,124,389
Cost of sales.....................................	8,673,216	(176,855)	8,496,361
Gross profit	9,817,052	(189,024)	9,628,028
Operating, selling, general and administrative expenses	6,028,344	(102,278)	5,926,066
EBIT	3,788,708	(86,746)	3,701,962
Interest expense, net................................	451,578	(9,009)	442,569
Income before taxes................................	3,337,130	(77,737)	3,259,393
Income tax expense	674,703	(17,024)	657,679
Net income.....................................	$ 2,662,427	$ (60,713)	$ 2,601,714
Diluted earnings per share	$ 149.55	$ (3.41)	$ 146.14

Recent Accounting Pronouncements

See Note A of the Notes to Consolidated Financial Statements for a discussion on recent accounting pronouncements.

Critical Accounting Policies and Estimates

Preparation of our Consolidated Financial Statements requires us to make estimates and assumptions affecting the reported amounts of assets and liabilities at the date of the financial statements, reported amounts of revenues and expenses during the reporting period and related disclosures of contingent liabilities. In the Notes to our Consolidated Financial Statements, we describe our significant accounting policies used in preparing the Consolidated Financial Statements. Our policies are evaluated on an ongoing basis and are drawn from historical experience and other assumptions that we believe to be reasonable under the circumstances. Actual results could differ under different assumptions or conditions. Our senior management has identified self-insurance reserves as a critical accounting estimate that is materially impacted by assumptions and has discussed this policy with the Audit Committee of our Board.

Self-Insurance Reserves

We retain a significant portion of the risks associated with workers' compensation, general, product liability, property and vehicle liability; and we obtain third party insurance to limit the exposure related to certain of these risks. Our self-insurance reserve estimates totaled $257.7 million at August 31, 2024, and $268.8 million at August 26, 2023. Where estimates are possible, losses covered by insurance are recognized on a gross basis with a corresponding insurance receivable.

The assumptions made by management in estimating our self-insurance reserves include consideration of historical cost experience, judgments about the present and expected levels of cost per claim and retention levels. We utilize various methods, including analyses of historical trends and use of a specialist, to estimate the cost to settle reported claims and claims incurred but not yet reported. The actuarial methods develop estimates of the future ultimate claim costs based on the claims incurred as of the balance sheet date. When estimating these liabilities, we consider factors, such as the severity, duration and frequency of claims, legal costs associated with claims, healthcare trends and projected inflation of related factors. In recent history, our methods for determining our exposure have remained consistent, and our historical trends have been appropriately factored into our reserve estimates. As we obtain additional information and refine our methods regarding the assumptions and estimates we use to recognize liabilities incurred, we will adjust our reserves accordingly.

Management believes that the various assumptions developed and actuarial methods used to determine our self- insurance reserves are reasonable and provide meaningful data and information that management uses to make its best estimate of our exposure to these risks. Arriving at these estimates, however, requires a significant amount of subjective judgment by management, and as a result these estimates are uncertain and our actual exposure may be different from our estimates. For example, changes in our assumptions about healthcare costs, the severity of accidents and the incidence of illness, the average size of claims and other factors could cause actual claim costs to vary from our assumptions and estimates, causing our reserves to be overstated or understated. A 10% change in our self-insurance liability would have affected net income by approximately $18.8 million for fiscal 2024.

Our liabilities for workers' compensation, general and product liability, property and vehicle claims do not have scheduled maturities; however, the timing of future payments is predictable based on historical patterns and is relied upon in determining the current portion of these liabilities. Accordingly, we reflect the net present value of the obligations we determine to be long-term using the risk-free interest rate as of the balance sheet date.

If the discount rate used to calculate the present value of these reserves changed by 25 basis points, net income would have been affected by approximately $1.2 million for fiscal 2024.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk from, among other things, changes in interest rates, foreign exchange rates and fuel prices. From time to time, we use various derivative instruments to reduce interest rate and fuel price risks. To date, no derivative instruments have been utilized to reduce foreign exchange rate risk. All of our hedging activities are governed by guidelines that are authorized by the Board. Further, we do not buy or sell derivative instruments for trading purposes.

Interest Rate Risk
Our financial market risk results primarily from changes in interest rates. At times, we reduce our exposure to changes in interest rates by entering into various interest rate hedge instruments such as interest rate swap contracts, treasury lock agreements and forward-starting interest rate swaps.

We have historically utilized interest rate swaps to convert variable rate debt to fixed rate debt and to lock in fixed rates on future debt issuances. We reflect the current fair value of all interest rate hedge instruments as a component of either other current assets or accrued expenses and other. Our interest rate hedge instruments are designated as cash flow hedges. As of August 31, 2024 and August 26, 2023, no such interest rate swaps were outstanding.

Unrealized gains and losses on interest rate hedges are deferred in stockholders' deficit as a component of Accumulated Other Comprehensive Loss. These deferred gains and losses are recognized in income as a decrease or increase to interest expense in the period in which the related cash flows being hedged are recognized in expense. However, to the extent that the change in value of an interest rate hedge instrument does not perfectly offset the change in the value of the cash flow being hedged, that ineffective portion is immediately recognized in earnings.

The fair value of our debt was estimated at $9.0 billion as of August 31, 2024, and $7.3 billion as of August 26, 2023, based on the quoted market prices for the same or similar debt issues or on the current rates available to us for debt having the same remaining maturities. Such fair value is greater than the carrying value of debt by $3.5 million and less than the carrying value of debt by $406.6 million at August 31, 2024 and August 26, 2023, respectively. This amount reflects face amount, adjusted for any unamortized debt issuance costs and discounts.

We had $580.0 million in variable rate debt outstanding at August 31, 2024 and $1.2 billion in August 26, 2023.

We had outstanding fixed rate debt of $8.4 billion, net of unamortized debt issuance costs of $55.6 million, at August 31, 2024, and $6.5 billion, net of unamortized debt issuance costs of $41.1 million, at August 26, 2023. A one percentage point increase in interest rates would have reduced the fair value of our fixed rate debt by approximately $365.1 million at August 31, 2024.

Foreign Currency Risk
Foreign currency exposures arising from transactions include firm commitments and anticipated transactions denominated in a currency other than our entities' functional currencies. To minimize our risk, we generally enter into transactions denominated in the respective functional currencies. We are exposed to Brazilian reals, Canadian dollars, euros, Chinese yuan renminbi and British pounds, but our primary foreign currency exposure arises from Mexican peso-denominated revenues and profits and their translation into U.S. dollars. Foreign currency exposures arising from transactions denominated in currencies other than the functional currency are not material.

We view our investments in Mexican subsidiaries as long-term. As a result, we generally do not hedge these net investments. The net asset exposure in the Mexican subsidiaries translated into U.S. dollars using the year-end exchange rates was $478.4 million at August 31, 2024 and $409.8 million at August 26, 2023. The year-end exchange rates with respect to the Mexican peso decreased by 17.9% with respect to the U.S. dollar during fiscal 2024 and increased by 15.7% with respect to the U.S. dollar during fiscal 2023. The potential loss in value of our net assets in the Mexican subsidiaries resulting from a hypothetical 10 percent adverse change in quoted foreign currency exchange rates at August 31, 2024 and August 26, 2023, would have been approximately $43.5 million and approximately $37.3 million, respectively. Any changes in our net assets in the Mexican subsidiaries relating to foreign currency exchange rates would be reflected in the foreign currency translation component of Accumulated Other Comprehensive Loss, unless the Mexican subsidiaries are sold or otherwise disposed. A hypothetical 10 percent adverse change in average exchange rates would not have a material impact on our results of operations.

Item 8. Financial Statements and Supplementary Data

Index

10-K

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended). Our internal control over financial reporting includes, among other things, defined policies and procedures for conducting and governing our business, sophisticated information systems for processing transactions and properly trained staff. Mechanisms are in place to monitor the effectiveness of our internal control over financial reporting, including regular testing performed by the Company's internal audit team. Actions are taken to correct deficiencies as they are identified. Our procedures for financial reporting include the active involvement of senior management, our Audit Committee and a staff of highly qualified financial and legal professionals.

Management, with the participation of our principal executive and financial officers, assessed our internal control over financial reporting as of August 31, 2024, the end of our fiscal year. Management based its assessment on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013 framework.

Based on this assessment, management has concluded that our internal control over financial reporting was effective as of August 31, 2024.

Our independent registered public accounting firm, Ernst & Young LLP (PCAOB ID: 42), audited the effectiveness of our internal control over financial reporting. Ernst & Young LLP's attestation report on the Company's internal control over financial reporting as of August 31, 2024 is included in this Annual Report on Form 10-K.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of AutoZone, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited AutoZone, Inc.'s internal control over financial reporting as of August 31, 2024, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, AutoZone, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of August 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of August 31, 2024 and August 26, 2023, the related consolidated statements of income, comprehensive income, stockholders' deficit and cash flows for each of the three years in the period ended August 31, 2024, and the related notes and our report dated October 28, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Memphis, Tennessee
October 28, 2024

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of AutoZone, Inc.

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of AutoZone, Inc. (the Company) as of August 31, 2024, and August 26, 2023, the related consolidated statements of income, comprehensive income, stockholders' deficit and cash flows for each of the three years in the period ended August 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at August 31, 2024 and August 26, 2023, and the results of its operations and its cash flows for each of the three years in the period ended August 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of August 31, 2024, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated October 28, 2024 expressed an unqualified opinion thereon.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Valuation of Self-insurance Reserves

Description of the Matter	At August 31, 2024, the Company's self-insurance reserve estimate was $257.7 million. As more fully described in Note A of the consolidated financial statements, the Company retains a significant portion of the risks associated with workers' compensation, general liability, product liability, property and vehicle insurance. Accordingly, the Company utilizes various methods, including analyses of historical trends and actuarial methods, to estimate the costs of these risks.
	Auditing the self-insurance reserve is complex and required the involvement of specialists due to the judgmental nature of estimating the costs to settle reported claims and claims incurred but not yet reported. There are a number of factors and/or assumptions (e.g., severity, duration and frequency of claims, projected inflation of related factors, and the risk-free rate) used in the measurement process which have a significant effect on the estimated self-insurance reserve.
How We Addressed the Matter in Our Audit	We evaluated the design and tested the operating effectiveness of the Company's controls over the self-insurance reserve process. For example, we tested controls over management's review of the self-insurance reserve calculations, the significant actuarial assumptions and the data inputs provided to the actuary.
	To evaluate the self-insurance reserve, our audit procedures included, among others, assessing the methodologies used, evaluating the significant actuarial assumptions discussed above and testing the completeness and the accuracy of the underlying claims data used by the Company. We compared the actuarial assumptions used by management to historical trends and evaluated the change in the self-insurance reserve from the prior year due to changes in these assumptions. In addition, we involved our actuarial specialists to assist in assessing the valuation methodologies and significant assumptions used in the valuation analysis, we evaluated management's methodology for determining the risk-free interest rate utilized in measuring the net present value of the long-term portion of the self-insurance reserve, we compared the significant assumptions used by management to industry accepted actuarial assumptions and we compared the Company's reserve to a range developed by our actuarial specialists based on assumptions developed by the specialists.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 1988.

Memphis, Tennessee
October 28, 2024

AutoZone, Inc. Consolidated Statements of Income

(in thousands, except per share data)	Year Ended August 31, 2024 (53 weeks)	August 26, 2023 (52 weeks)	August 27, 2022 (52 weeks)
Net sales	$ 18,490,268	$ 17,457,209	$ 16,252,230
Cost of sales, including warehouse and delivery expenses	8,673,216	8,386,787	7,779,580
Gross profit	9,817,052	9,070,422	8,472,650
Operating, selling, general and administrative expenses	6,028,344	5,596,436	5,201,921
Operating profit	3,788,708	3,473,986	3,270,729
Interest expense, net	451,578	306,372	191,638
Income before income taxes	3,337,130	3,167,614	3,079,091
Income tax expense	674,703	639,188	649,487
Net income	$ 2,662,427	$ 2,528,426	$ 2,429,604
Weighted average shares for basic earnings per share	17,309	18,510	20,107
Effect of dilutive stock equivalents	494	593	626
Weighted average shares for diluted earnings per share	17,803	19,103	20,733
Basic earnings per share	$ 153.82	$ 136.60	$ 120.83
Diluted earnings per share	$ 149.55	$ 132.36	$ 117.19

See Notes to Consolidated Financial Statements.

AutoZone, Inc. Consolidated Statements of Comprehensive Income

(in thousands)	Year Ended August 31, 2024 (53 weeks)	August 26, 2023 (52 weeks)	August 27, 2022 (52 weeks)
Net income	$ 2,662,427	$ 2,528,426	$ 2,429,604
Other comprehensive (loss) income:			
Foreign currency translation adjustments	(174,715)	103,633	7,448
Unrealized gains (losses) on marketable debt securities, net of taxes	2,151	320	(2,760)
Net derivative activities, net of taxes	1,782	5,747	2,762
Total other comprehensive (loss) income	(170,782)	109,700	7,450
Comprehensive income	$ 2,491,645	$ 2,638,126	$ 2,437,054

See Notes to Consolidated Financial Statements.

10-K

AutoZone, Inc. Consolidated Balance Sheets

(in thousands)	August 31, 2024	August 26, 2023
Assets		
Current assets:		
Cash and cash equivalents	$ 298,172	$ 277,054
Accounts receivable	545,575	520,385
Merchandise inventories	6,155,218	5,764,143
Other current assets	307,794	217,844
Total current assets	7,306,759	6,779,426
Property and equipment:		
Land	1,390,713	1,367,391
Buildings and improvements	5,124,448	4,860,216
Equipment	3,308,967	2,972,879
Leasehold improvements	922,466	831,508
Construction in progress	558,531	305,896
Property and equipment	11,305,125	10,337,890
Less: Accumulated depreciation and amortization	(5,121,586)	(4,741,342)
	6,183,539	5,596,548
Operating lease right-of-use assets	3,057,780	2,998,097
Goodwill	302,645	302,645
Deferred income taxes	83,689	86,002
Other long-term assets	242,126	223,160
Total long-term assets	3,686,240	3,609,904
Total assets	$ 17,176,538	$ 15,985,878
Liabilities and Stockholders' Deficit		
Current liabilities:		
Accounts payable	$ 7,355,701	$ 7,201,281
Current portion of operating lease liabilities	266,855	257,256
Accrued expenses and other	1,060,746	1,000,841
Income taxes payable	30,941	52,478
Total current liabilities	8,714,243	8,511,856
Long-term debt	9,024,381	7,668,549
Operating lease liabilities, less current portion	2,960,174	2,917,046
Deferred income taxes	447,067	536,278
Other long-term liabilities	780,287	702,043
Commitments and contingencies		
Stockholders' deficit:		
Preferred stock, authorized 1,000 shares; no shares issued	—	—
Common stock, par value $.01 per share, authorized 200,000 shares; 17,451 shares issued and 16,926 shares outstanding as of August 31, 2024; 18,936 shares issued and 17,857 shares outstanding as of August 26, 2023	175	189
Additional paid-in capital	1,621,553	1,484,992
Retained deficit	(4,424,982)	(2,959,278)
Accumulated other comprehensive loss	(361,618)	(190,836)
Treasury stock, at cost	(1,584,742)	(2,684,961)
Total stockholders' deficit	(4,749,614)	(4,349,894)
Total liabilities and stockholders' deficit	$ 17,176,538	$ 15,985,878

See Notes to Consolidated Financial Statements.

10-K

AutoZone, Inc. Consolidated Statements of Cash Flows

(in thousands)	Year Ended		
	August 31, 2024 (53 weeks)	August 26, 2023 (52 weeks)	August 27, 2022 (52 weeks)
Cash flows from operating activities:			
Net income	$ 2,662,427	$ 2,528,426	$ 2,429,604
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization of property and equipment	549,755	497,577	442,223
Other non-cash (income) charges	(40,000)	44,000	15,000
Amortization of debt origination fees	11,988	9,264	11,276
Deferred income taxes	(254,393)	(25,707)	185,594
Share-based compensation expense	106,246	93,087	70,612
Changes in operating assets and liabilities:			
Accounts receivable	(38,282)	(6,674)	(125,732)
Merchandise inventories	(453,101)	(89,180)	(1,005,686)
Accounts payable and accrued expenses	244,134	(183,679)	1,224,692
Income taxes	296,398	92,832	(10,517)
Other, net	(81,056)	(19,158)	(25,931)
Net cash provided by operating activities	3,004,116	2,940,788	3,211,135
Cash flows from investing activities:			
Capital expenditures	(1,072,696)	(796,657)	(672,391)
Purchase of marketable debt securities	(38,757)	(66,917)	(56,040)
Proceeds from sale of marketable debt securities	40,849	58,357	53,882
Investment in tax credit equity investments	(227,494)	(98,003)	(31,537)
Other, net	11,592	27,042	57,987
Net cash used in investing activities	(1,286,506)	(876,178)	(648,099)
Cash flows from financing activities:			
Net (payments of)/proceeds from commercial paper	(629,600)	606,200	603,400
Proceeds from issuance of debt	2,300,000	1,750,000	750,000
Repayment of debt	(300,000)	(800,000)	(500,000)
Net proceeds from sale of common stock	176,236	182,494	113,934
Purchase of treasury stock	(3,140,917)	(3,699,552)	(4,359,991)
Repayment of principal portion of finance lease liabilities	(85,258)	(81,055)	(67,182)
Other, net	(4,197)	(18,169)	(10,658)
Net cash used in financing activities	(1,683,736)	(2,060,082)	(3,470,497)
Effect of exchange rate changes on cash	(12,756)	8,146	506
Net increase (decrease) in cash and cash equivalents	21,118	12,674	(906,955)
Cash and cash equivalents at beginning of period	277,054	264,380	1,171,335
Cash and cash equivalents at end of period	$ 298,172	$ 277,054	$ 264,380
Supplemental cash flow information:			
Interest paid, net of interest cost capitalized	$ 353,819	$ 260,866	$ 178,561
Income taxes paid	$ 437,552	$ 570,250	$ 461,232
Leased assets obtained in exchange for new finance lease liabilities	$ 196,112	$ 58,316	$ 100,711
Leased assets obtained in exchange for new operating lease liabilities	$ 415,212	$ 428,150	$ 527,966

See Notes to Consolidated Financial Statements.

AutoZone, Inc. Consolidated Statements of Stockholders' Deficit

(in thousands)	Common Shares Issued	Common Stock	Additional Paid-in Capital	Retained Deficit	Accumulated Other Comprehensive Loss	Treasury Stock	Total
Balance at August 28, 2021	23,007	$ 230	$ 1,465,669	$ (419,829)	$ (307,986)	$ (2,535,620)	$ (1,797,536)
Net income	—	—	—	2,429,604	—	—	2,429,604
Total other comprehensive income	—	—	—	—	7,450	—	7,450
Purchase of 2,220 shares of treasury stock	—	—	—	—	—	(4,359,991)	(4,359,991)
Retirement of treasury shares	(2,484)	(25)	(292,975)	(3,339,842)	—	3,632,842	—
Issuance of common stock under stock options and stock purchase plans	209	2	113,932	—	—	—	113,934
Share-based compensation expense	—	—	67,626	—	—	—	67,626
Balance at August 27, 2022	20,732	207	1,354,252	(1,330,067)	(300,536)	(3,262,769)	(3,538,913)
Net income	—	—	—	2,528,426	—	—	2,528,426
Total other comprehensive income	—	—	—	—	109,700	—	109,700
Purchase of 1,524 shares of treasury stock	—	—	—	—	—	(3,723,289)	(3,723,289)
Retirement of treasury shares	(2,051)	(20)	(143,440)	(4,157,637)	—	4,301,097	—
Issuance of common stock under stock options and stock purchase plans	255	2	182,492	—	—	—	182,494
Share-based compensation expense	—	—	91,688	—	—	—	91,688
Balance at August 26, 2023	18,936	189	1,484,992	(2,959,278)	(190,836)	(2,684,961)	(4,349,894)
Net income	—	—	—	2,662,427	—	—	2,662,427
Total other comprehensive loss	—	—	—	—	(170,782)	—	(170,782)
Purchase of 1,149 shares of treasury stock	—	—	—	—	—	(3,170,320)	(3,170,320)
Retirement of treasury shares	(1,703)	(17)	(142,391)	(4,128,131)	—	4,270,539	—
Issuance of common stock under stock options and stock purchase plans	218	3	176,233	—	—	—	176,236
Share-based compensation expense	—	—	102,719	—	—	—	102,719
Balance at August 31, 2024	17,451	$ 175	$ 1,621,553	$ (4,424,982)	$ (361,618)	$ (1,584,742)	$ (4,749,614)

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Note A – Significant Accounting Policies

Business: AutoZone, Inc. ("AutoZone" or the "Company") is the leading retailer and distributor of automotive replacement parts and accessories in the Americas. At the end of fiscal 2024, the Company operated 6,432 stores in the U.S., 794 stores in Mexico and 127 stores in Brazil. Each store carries an extensive product line for cars, sport utility vehicles, vans and light duty trucks, including new and remanufactured automotive hard parts, maintenance items, accessories and non-automotive products. At the end of fiscal 2024, in 5,898 of the domestic stores as well as the vast majority of our stores in Mexico and Brazil, we had a commercial sales program that provided prompt delivery of parts and other products and commercial credit to local, regional and national repair garages, dealers, service stations, fleet owners and other accounts. We also sell automotive hard parts, maintenance items, accessories and non-automotive products through www.autozone.com, and our commercial customers can make purchases through www.autozonepro.com. Additionally, the Company sells the ALLDATA brand automotive diagnostic, repair, collision and shop management software through www.alldata.com. The Company also provides product information on its Duralast branded products through www.duralastparts.com. The Company does not derive revenue from automotive repair or installation services.

Fiscal Year: The Company's fiscal year consists of 52 or 53 weeks ending on the last Saturday in August. Fiscal 2024 represented 53 weeks. Fiscal 2023 and 2022 represented 52 weeks.

Basis of Presentation: The Consolidated Financial Statements include the accounts of AutoZone, Inc. and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Variable Interest Entities: The Company invests in certain tax credit funds that promote renewable energy and generate a return primarily through the realization of federal tax credits. The deferral method is used to account for the tax attributes of these investments.

The Company considers its investment in these tax credit funds as investments in variable interest entities ("VIEs"). The Company evaluates the investment in any VIE to determine whether it is the primary beneficiary. The Company considers a variety of factors in identifying the entity that holds the power to direct matters that most significantly impact the VIE's economic performance including, but not limited to, the ability to direct financing, leasing, construction and other operating decisions and activities. As of August 31, 2024, the Company held tax credit equity investments that were deemed to be VIEs and determined that it was not the primary beneficiary of the entities, as it did not have the power to direct the activities that most significantly impacted the entity and accounted for this investment using the equity method. The Company's maximum exposure to losses is generally limited to its net investment, which was $53.9 million as of August 31, 2024 and $29.6 million as of August 26, 2023 and was included within the Other long-term assets caption in the accompanying Consolidated Balance Sheets. As of August 31, 2024, the Company had commitments to make certain additional capital contributions to one of its tax credit funds totaling $26.3 million.

Use of Estimates: Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities to prepare these financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents: Cash equivalents consist of investments with original maturities of 90 days or less. Cash equivalents include proceeds due from credit and debit card transactions with settlement terms of less than five days. Credit and debit card receivables included within cash and cash equivalents were $91.5 million at August 31, 2024 and $88.6 million at August 26, 2023.

Cash balances are held in various locations around the world. Cash and cash equivalents of $99.8 million and $108.5 million were held outside of the U.S. as of August 31, 2024, and August 26, 2023, respectively, and were generally utilized to support the liquidity needs in foreign operations.

Accounts Receivable: In accordance with ASU 2016-13, *Financial Instruments - Credit Losses (Topic 326)*, the Company estimates all expected credit losses for financial assets measured at amortized cost basis, including trade receivables, based on historical experience, current market conditions and supportable forecasts. The Company's accounts receivable primarily consists of receivables from commercial customers. The Company routinely grants credit to certain commercial customers on a short-term basis consisting primarily of daily, weekly or monthly terms. The risk of credit loss in its trade receivables is substantially mitigated by the Company's credit evaluation process, short collection terms and diversification of customers, as well as the low dollar value for its typical sales transaction.

Receivables are presented net of an allowance for credit losses. Allowances for expected credit losses are determined based on historical experience, the current economic environment, our expectations of future economic conditions and the current evaluation of the composition of accounts receivable. The Company will apply adjustments for specific factors and current economic conditions as needed at each reporting date. The Company's allowance for credit losses is included in "Accounts receivable" on the accompanying Consolidated Balance Sheets as of August 31, 2024 and August 26, 2023. The balance of the allowance for credit losses was $10.3 million at August 31, 2024, and $7.7 million at August 26, 2023.

Vendor Receivables: The Company's vendor receivables primarily consist of balances arising from its vendors through a variety of programs and arrangements, including rebates, allowances, promotional funds and reimbursement of specific, incremental, identifiable costs incurred by the Company in selling the vendors' products. The amounts to be received are prescribed by the terms of the vendor agreements and therefore collection of such amounts is generally not at risk. The Company regularly reviews vendor receivables for collectability and assesses the need for an allowance for credit losses based on an evaluation of the vendors' financial positions and corresponding abilities to meet financial obligations. Management does not believe there is a reasonable likelihood that the Company will be unable to collect the receivables from vendors and did not record a reserve for expected credit losses from vendors in the Consolidated Financial Statements as of August 31, 2024 and August 26, 2023. Vendor receivables are included in "Accounts receivable" on the accompanying Consolidated Balance Sheets as of August 31, 2024 and August 26, 2023.

Merchandise Inventories: Merchandise inventories include related purchasing, storage and handling costs. Inventory cost has been determined using the last-in, first-out ("LIFO") method stated at the lower of cost or market for domestic inventories and the weighted average cost method stated at the lower of cost or net realizable value for Mexico and Brazil inventories. The Company's policy is not to write up inventory in excess of replacement cost. Due to recent price changes on the Company's merchandise purchases, primarily driven by fluctuating freight costs, the Company's LIFO credit reserve balance was $19.0 million at August 31, 2024 and $59.0 million at August 26, 2023. Increases to the Company's LIFO credit reserve balance are recorded as a non-cash charge to cost of sales and decreases are recorded as a non-cash benefit to cost of sales.

Marketable Debt Securities: The Company invests a portion of its assets held by the Company's wholly owned insurance captive in marketable debt securities and classifies them as available-for-sale. The Company includes these marketable debt securities within the Other current assets and Other long-term assets captions in the accompanying Consolidated Balance Sheets and records the amounts at fair market value, which is determined using quoted market prices at the end of the reporting period. (Refer to "Note B – Fair Value Measurements" and "Note C – Marketable Debt Securities" for a discussion of marketable debt securities.)

Property and Equipment: Property and equipment is stated at cost. Property consists of land, which includes finance leases – real estate, buildings and improvements, equipment, which includes finance leases – vehicles, and construction in progress. Depreciation and amortization are computed principally using the straight-line method over the following estimated useful lives: buildings, 40 to 50 years; building improvements, 5 to 15 years; equipment, including software, 3 to 10 years; and leasehold improvements, over the shorter of the asset's estimated useful life or the remaining lease term, which includes any reasonably assured renewal periods. Depreciation and amortization include amortization of assets under finance leases.

Impairment of Long-Lived Assets: The Company evaluates the recoverability of its long-lived assets whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. When such an event occurs, the Company compares the sum of the undiscounted expected future cash flows of the asset (asset group) with the carrying amounts of the asset. If the undiscounted expected future cash flows are less than the carrying value of the assets, the Company measures the amount of impairment loss as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Goodwill: The cost in excess of fair value of identifiable net assets of businesses acquired is recorded as goodwill. Goodwill has not been amortized since fiscal 2001, but an analysis is performed at least annually to compare the fair value of the reporting unit to the carrying amount to determine if any impairment exists. The Company had approximately $302.6 million of goodwill, which is allocated to the Domestic Auto Parts operating segment at August 31, 2024 and August 26, 2023. The Company performs its annual impairment assessment in the fourth quarter of each fiscal year, unless circumstances dictate more frequent assessments. In the fourth quarter of fiscal 2024 and 2023, the Company concluded its remaining goodwill was not impaired.

Derivative Instruments and Hedging Activities: AutoZone is exposed to market risk from, among other things, changes in interest rates, foreign exchange rates and fuel prices. From time to time, the Company uses various derivative instruments to reduce such risks. To date, based upon the Company's current level of foreign operations, no derivative instruments have been utilized to reduce foreign exchange rate risk. All of the Company's hedging activities are governed by guidelines that are authorized by AutoZone's Board of Directors (the "Board"). Further, the Company does not buy or sell derivative instruments for trading purposes.

AutoZone's financial market risk results primarily from changes in interest rates. At times, AutoZone reduces its exposure to changes in interest rates by entering into various interest rate hedge instruments such as interest rate swap contracts, treasury lock agreements and forward-starting interest rate swaps. All of the Company's interest rate hedge instruments are designated as cash flow hedges. (Refer to "Note L – Derivative Financial Instruments" for additional disclosures regarding the Company's derivative instruments and hedging activities.) Cash flows related to these instruments designated as qualifying hedges are reflected in the accompanying Consolidated Statements of Cash Flows in the same categories as the cash flows from the items being hedged. The resulting gain or loss from such settlement is deferred to Accumulated Other Comprehensive Loss and reclassified to interest expense over the term of the underlying debt. This reclassification of the deferred gains and losses impacts the interest expense recognized on the underlying debt that was hedged.

Foreign Currency: The Company accounts for its foreign operations using the local market currency and converts its financial statements from these currencies to U.S. dollars. The cumulative loss on currency translation is recorded as a component of Accumulated Other Comprehensive Loss (Refer to "Note M – Accumulated Other Comprehensive Loss" for additional information regarding the Company's Accumulated Other Comprehensive Loss.)

Self-Insurance Reserves: The Company retains a significant portion of the risks associated with workers' compensation, general liability, product liability, property and vehicle insurance. The Company obtains third party insurance to limit the exposure related to certain of these risks. The reserve for the Company's liability associated with these risks totaled $257.7 million and $268.8 million at August 31, 2024 and August 26, 2023, respectively.

The assumptions made by management in estimating its self-insurance reserves include consideration of historical cost experience, judgments about the present and expected levels of cost per claim and retention levels. The Company utilizes various methods, including analyses of historical trends and use of a specialist, to estimate the costs to settle reported claims and claims incurred but not yet reported. The actuarial methods develop estimates of the future ultimate claim costs based on claims incurred as of the balance sheet date. When estimating these liabilities, the Company considers factors, such as the severity, duration and frequency of claims, legal costs associated with claims, healthcare trends and projected inflation of related factors.

The Company's liabilities for workers' compensation, general and product liability, property and vehicle claims do not have scheduled maturities; however, the timing of future payments is predictable based on historical patterns and is relied upon in determining the current portion of these liabilities. Accordingly, the Company reflects the net present value of the obligations it determines to be long-term using the risk-free interest rate as of the balance sheet date.

Leases: The Company leases certain real estate and vehicles under various non-callable leases. Leases are recorded on their commencement date, which is the date the Company takes possession or control of the underlying asset. Most of the Company's leases are operating leases; however, certain land and vehicles are leased under finance leases. The leases have varying terms and expire at various dates through 2044. Real estate operating leases typically have initial terms between one and 20 years, and real estate finance leases typically have terms of 20 or more years, with multiple optional renewal periods of one to five years each. Vehicle finance leases typically have original terms between one and five years. The Company subleases certain properties that are not used in its operations. Sublease income was not significant for the periods presented.

Lease-related assets and liabilities are recognized for all leases with an initial term of 12 months or greater. The exercise of lease renewal options is at the Company's sole discretion. The Company evaluates renewal options at commencement and on an ongoing basis and includes options that are reasonably certain to exercise in its expected lease terms when classifying leases and measuring lease liabilities.

Certain lease agreements require variable payments based upon actual costs of common-area maintenance, real estate taxes and insurance. Lease components are not separated from the non-lease components (typically fixed common-area maintenance costs at its retail store locations) for all classes of leased assets, except vehicles which contain variable non-lease components that are expensed as incurred. The Company uses the stated borrowing rate in determining the present value of the lease payments over the lease term for vehicles. The Company's incremental borrowing rate is used to determine the present value of the lease payments over the lease term for substantially all the operating and financing leases for retail stores, distribution centers and other real estate, as these leases typically do not have a stated borrowing rate. For operating leases that commenced prior to the date of adoption of ASU 2016-02 – Leases (Topic 842), the Company used the incremental borrowing rate that corresponded to the remaining lease term as of the date of adoption. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants. (Refer to "Note D – Leases" for additional disclosures regarding the Company's leases.)

Financial Instruments: The Company has financial instruments, including cash and cash equivalents, accounts receivable, other current assets and accounts payable. The carrying amounts of these financial instruments approximate fair value because of their short maturities. (Refer to "Note I – Financing" for a discussion of the carrying values and fair values of the Company's debt, "Note C – Marketable Debt Securities" for additional disclosures related to marketable debt securities and "Note L – Derivative Financial Instruments" for additional information regarding derivatives.)

Income Taxes: The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Our effective tax rate is based on income by tax jurisdiction, statutory rates and tax saving initiatives available to the Company in the various jurisdictions in which we operate.

The Company recognizes liabilities for uncertain income tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires the Company to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The Company reevaluates these uncertain tax positions on a quarterly basis or when new information becomes available to management. These reevaluations are based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, successfully settled issues under audit, expirations due to statutes and new audit activity. Such a change in recognition or measurement could result in the recognition of a tax benefit or an increase to the tax accrual.

The Company classifies interest related to income tax liabilities, and if applicable, penalties, as a component of Income tax expense. The income tax liabilities and accrued interest and penalties are expected to be payable within one year of the balance sheet date are presented within the Accrued expenses and other caption in the accompanying Consolidated Balance Sheets. The remaining portion of the income tax liabilities and accrued interest and penalties are presented within the Other long-term liabilities caption in the accompanying Consolidated Balance Sheets because payment of cash is not anticipated within one year of the balance sheet date. (Refer to "Note E – Income Taxes" for additional disclosures regarding the Company's income taxes.)

Sales and Use Taxes: Governmental authorities assess sales and use taxes on the sale of goods and services. The Company excludes taxes collected from customers in its reported sales results; such amounts are included within the Accrued expenses and other caption until remitted to the taxing authorities.

Dividends: The Company currently does not pay a dividend on its common stock. The ability to pay dividends is subject to limitations imposed by Nevada law. Under Nevada law, any future payment of dividends would be dependent upon the Company's financial condition, capital requirements, earnings and cash flow.

Revenue Recognition: The Company's primary source of revenue is derived from the sale of automotive aftermarket parts and merchandise to its retail and commercial customers. Revenue is recognized when performance obligations under the terms of a contract with a customer are satisfied, in an amount representing the consideration the Company expects to receive in exchange for selling products to its customers. Shipping and handling activities are considered activities to fulfill the order, and therefore are not evaluated as a separate performance obligation. Sales are recorded net of variable consideration in the period incurred, including discounts, sales incentives and rebates, sales taxes and estimated sales returns. Sales returns are based on historical return rates. The Company may enter into contracts that include multiple combinations of products and services, which are accounted for as separate performance obligations and do not require significant judgment.

The Company's performance obligations are typically satisfied when the customer takes possession of the merchandise. Revenue from retail customers is recognized when the customer leaves our store with the purchased products, typically at the point of sale or for E-commerce orders when the product is shipped. Revenue from commercial customers is recognized upon delivery, typically same-day. Payment from retail customers is at the point of sale and payment terms for commercial customers are based on the Company's pre-established credit requirements and generally range from 1 to 30 days. Discounts, sales incentives and rebates are treated as separate performance obligations, and revenue allocated to these performance obligations is recognized as the obligations to the customer are satisfied. Additionally, the Company estimates and records gift card breakage as redemptions occur. The Company offers diagnostic, repair, collision and shop management information software used in the automotive repair industry through ALLDATA. This revenue is recognized as services are provided. Revenue from these services is recognized over the life of the contract.

A portion of the Company's transactions include the sale of auto parts that contain a core component. The core component represents the recyclable portion of the auto part. Customers are not charged for the core component of the new part if a used core is returned at the point of sale of the new part; otherwise the Company charges customers a specified amount for the core component. The Company refunds that same amount in the event the customer returns a used core to the store at a later date. The Company does not recognize sales or cost of sales for the core component of these transactions when a used part is returned or expected to be returned from the customer.

There were no material contract assets, liabilities or deferred costs recorded on the Consolidated Balance Sheet as of August 31, 2024 and August 26, 2023. Revenue related to unfulfilled performance obligations as of August 31, 2024 and August 26, 2023 is not significant. (Refer to "Note Q – Segment Reporting" for additional information related to revenue recognized during the period.)

Vendor Allowances and Advertising Costs: The Company receives various payments and allowances from its vendors through a variety of programs and arrangements. Monies received from vendors include rebates, allowances and promotional funds. The amounts to be received are subject to the terms of the vendor agreements, which generally do not state an expiration date, but are subject to ongoing negotiations that may be impacted in the future based on changes in market conditions, vendor marketing strategies and changes in the profitability or sell-through of the related merchandise.

Rebates and other miscellaneous incentives are earned based on purchases or product sales and are accrued ratably over the purchase or sale of the related product. These monies are generally recorded as a reduction of merchandise inventories and are recognized as a reduction to cost of sales as the related inventories are sold.

For arrangements that provide for reimbursement of specific, incremental, identifiable costs incurred by the Company in selling the vendors' products, the vendor funds are recorded as a reduction to Operating, selling, general and administrative expenses in the period in which the specific costs were incurred.

The Company expenses advertising costs as incurred. Advertising expense, net of vendor promotional funds, was $102.7 million in fiscal 2024, $99.5 million in fiscal 2023 and $97.1 million in fiscal 2022. Vendor promotional funds, which reduced advertising expense, amounted to $67.8 million in fiscal 2024, $62.4 million in fiscal 2023 and $52.1 million in fiscal 2022.

Cost of Sales and Operating, Selling, General and Administrative Expenses: The following illustrates the primary costs classified in each major expense category:

Cost of Sales
- Total cost of merchandise sold, including:
  o Freight expenses associated with moving merchandise inventories from the Company's vendors to the distribution centers;
  o Vendor allowances that are not reimbursements for specific, incremental and identifiable costs
- Costs associated with operating the Company's supply chain, including payroll and benefits, warehouse occupancy, transportation and depreciation; and
- Inventory shrinkage

Operating, Selling, General and Administrative Expenses
- Payroll and benefits for store, field leadership and store support employees;
- Occupancy of store and store support facilities;
- Depreciation and amortization related to store and store support assets;
- Transportation associated with field leadership, commercial sales force and deliveries from stores;
- Advertising;
- Self-insurance;
- Technology; and
- Other administrative costs, such as credit card transaction fees, legal costs, supplies and travel and lodging

Warranty Costs: The Company or the vendors supplying its products provides the Company's customers limited warranties on certain products that range from 30 days to lifetime. In most cases, the Company's vendors are primarily responsible for warranty claims. Warranty costs relating to merchandise sold under warranty not covered by vendors are estimated and recorded as warranty obligations at the time of sale based on each product's historical return rate. These obligations, which are often funded by vendor allowances, are recorded within the Accrued expenses and other caption in the Consolidated Balance Sheets. For vendor allowances in excess of the related estimated warranty expense for the vendor's products, the excess is recorded in inventory and recognized as a reduction to cost of sales as the related inventory is sold.

Pre-opening Expenses: Pre-opening expenses, which consist primarily of payroll and occupancy costs, are expensed as incurred.

Earnings per Share: Basic earnings per share is based on the weighted average outstanding common shares. Diluted earnings per share is based on the weighted average outstanding common shares adjusted for the effect of common stock equivalents, which are primarily stock options. There were 118,771, 140,071 and 142,887 stock options excluded for the year ended August 31, 2024, August 26, 2023 and August 27, 2022, respectively, because they would have been anti-dilutive.

Share-Based Payments: Share-based payments include stock option grants, restricted stock, restricted stock units, stock appreciation rights and other transactions under the Company's equity incentive plans. The Company recognizes compensation expense for its share-based payments over the requisite service period based on the fair value of the awards. The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options. The value of restricted stock is based on the stock price of the award on the grant date. (Refer to "Note O – Share-Based Payments" for further discussion.)

Risk and Uncertainties: In fiscal 2024, one class of similar products accounted for approximately 15 percent of the Company's total revenues and one individual vendor provided 12 percent of our total purchases. No other class of similar products accounted for 10 percent or more of total revenues, and no other individual vendor provided more than 10 percent of total purchases.

Recently Adopted Accounting Pronouncements

In September 2022, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2022-04, *Liabilities – Supplier Finance Programs (Subtopic 405-50)*. This ASU requires buyers in a supplier finance program to disclose sufficient qualitative and quantitative information about the program to allow a reader of the financial statements to understand the program's nature, activity during the period, changes from period to period and the program's potential magnitude. This ASU is effective for all companies for fiscal years beginning after December 15, 2022, including interim periods within those years, and requires retrospective adoption. The Company adopted this standard on a retrospective basis beginning with its first quarter ended November 18, 2023. The adoption of this guidance did not have a material impact on the Company's consolidated financial statements and related disclosures. Refer to "Note F – Supplier Financing Programs."

Recently Issued Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280)*. The amendments in this ASU require disclosures, on an annual and interim basis, of significant segment expenses that are regularly provided to the chief operating decision maker (CODM), as well as the aggregate amount of other segment items included in the reported measure of segment profit or loss. This ASU requires that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss. Public entities will be required to provide all annual disclosures currently required by Topic 280 in interim periods, and entities with a single reportable segment are required to provide all the disclosures required by the amendments in the update and existing segment disclosures in Topic 280. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, and requires retrospective adoption. Early adoption is permitted. The Company will adopt this standard with our fiscal 2025 annual filing. The Company is currently evaluating these new disclosure requirements and the impact of adoption.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740)*. The amendments in this ASU are intended to enhance the transparency of income tax information by updating income tax disclosure requirements. The guidance is effective for public entities for annual periods beginning after December 15, 2024, and early adoption is permitted. The amendments in this ASU should be applied on a prospective basis; however, retrospective application is permitted. The Company will adopt this standard with our fiscal 2026 annual filing. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

Note B – Fair Value Measurements

The Company defines fair value as the price received to transfer an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In accordance with ASC 820, *Fair Value Measurements and Disclosures*, the Company uses the fair value hierarchy, which prioritizes the inputs used to measure fair value. The hierarchy, as defined below, gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are set forth below:

Level 1 inputs — unadjusted quoted prices in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 inputs — inputs other than quoted market prices included within Level 1 that are observable, either directly or indirectly, for the asset or liability.

Level 3 inputs — unobservable inputs for the asset or liability, which are based on the Company's own assumptions as there is little, if any, observable activity in identical assets or liabilities.

Marketable Debt Securities Measured at Fair Value on a Recurring Basis
The Company's marketable debt securities measured at fair value on a recurring basis were as follows:

(in thousands)	August 31, 2024			
	Level 1	Level 2	Level 3	Fair Value
Other current assets	$ 26,697	$ 11,734	$ —	$ 38,431
Other long-term assets	27,031	56,696	—	83,727
	$ 53,728	$ 68,430	$ —	$ 122,158

(in thousands)	August 26, 2023			
	Level 1	Level 2	Level 3	Fair Value
Other current assets	$ 35,349	$ 4,290	$ —	$ 39,639
Other long-term assets	71,028	10,846	—	81,874
	$ 106,377	$ 15,136	$ —	$ 121,513

At August 31, 2024, the fair value measurement amounts for assets and liabilities recorded in the accompanying Consolidated Balance Sheet consisted of short-term marketable debt securities of $38.4 million, which are included within Other current assets and long-term marketable debt securities of $83.7 million, which are included within Other long-term assets. The Company's marketable debt securities are typically valued at the closing price in the principal active market as of the last business day of the quarter or through the use of other market inputs relating to the debt securities, including benchmark yields and reported trades.

A discussion on how the Company's cash flow hedges are valued is included in "Note L – Derivative Financial Instruments," while the fair values of the marketable debt securities by asset class are described in "Note C – Marketable Debt Securities."

Non-Financial Assets Measured at Fair Value on a Non-Recurring Basis
Certain non-financial assets and liabilities are required to be measured at fair value on a non-recurring basis in certain circumstances, including the event of impairment. These non-financial assets and liabilities could include assets and liabilities acquired in an acquisition as well as goodwill, intangible assets and property, plant and equipment that are determined to be impaired. At August 31, 2024, the Company did not have any other significant non-financial assets or liabilities that had been measured at fair value on a non-recurring basis subsequent to initial recognition.

Financial Instruments not Recognized at Fair Value
The Company has financial instruments, including cash and cash equivalents, accounts receivable, other current assets and accounts payable. The carrying amounts of these financial instruments approximate fair value because of their short maturities. A discussion of the carrying values and fair values of the Company's debt is included in "Note I – Financing."

Note C – Marketable Debt Securities

The Company's basis for determining the cost of a security sold is the "Specific Identification Model." Unrealized gains (losses) on marketable debt securities are recorded in Accumulated Other Comprehensive Loss. The Company's available-for-sale marketable debt securities consisted of the following:

	August 31, 2024			
(in thousands)	Amortized Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Corporate debt securities	$ 32,355	$ 183	$ (78)	$ 32,460
Government bonds	50,251	483	(493)	50,241
Mortgage-backed securities	22,859	326	(95)	23,090
Asset-backed securities and other	16,327	66	(26)	16,367
	$ 121,792	$ 1,058	$ (692)	$ 122,158

	August 26, 2023			
(in thousands)	Amortized Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Corporate debt securities	$ 31,683	$ 17	$ (504)	$ 31,196
Government bonds	63,747	—	(1,440)	62,307
Mortgage-backed securities	3,215	—	(213)	3,002
Asset-backed securities and other	25,242	—	(234)	25,008
	$ 123,887	$ 17	$ (2,391)	$ 121,513

The marketable debt securities held at August 31, 2024, had effective maturities ranging from less than one year to approximately twenty-nine years. At August 31, 2024, the Company held 45 securities that are in an unrealized loss position of approximately $0.7 million. In evaluating whether a credit loss exists for the securities, the Company considers factors such as the severity of the loss position, the credit worthiness of the investee, the term to maturity and the intent and ability to hold the investments until maturity or until recovery of fair value. An allowance for credit losses was deemed unnecessary given consideration of the factors above. The Company did not realize any material gains or losses on its marketable debt securities during fiscal 2024, 2023 or 2022.

Included above in total marketable debt securities are $111.5 million and $105.0 million of marketable debt securities transferred by the Company's insurance captive to a trust account to secure its obligations to an insurance company related to future workers' compensation and casualty losses as of August 31, 2024 and August 26, 2023, respectively.

Note D – Leases

Lease-related assets and liabilities recorded on the Consolidated Balance Sheets are as follows:

(in thousands)	Classification	August 31, 2024	August 26, 2023
Assets:			
Operating....................	Operating lease right-of-use assets	$ 3,057,780	$ 2,998,097
Finance	Property and equipment	528,482	419,247
Total lease assets		$ 3,586,262	$ 3,417,344
Liabilities:			
Current:			
Operating....................	Current portion of operating lease liabilities	$ 266,855	$ 257,256
Finance	Accrued expenses and other	115,559	86,916
Noncurrent:			
Operating....................	Operating lease liabilities, less current portion	2,960,174	2,917,046
Finance	Other long-term liabilities	283,882	200,702
Total lease liabilities		$ 3,626,470	$ 3,461,920

Accumulated amortization related to finance lease assets was $132.1 million as of August 31, 2024 and $132.5 million as of August 26, 2023.

Lease costs for finance and operating leases for the 53 weeks ended August 31, 2024 and 52 weeks ended August 26, 2023 are as follows:

		For the year ended	
(in thousands)	Statement of Income Location	August 31, 2024	August 26, 2023
Finance lease cost:			
Amortization of lease assets....	Depreciation and amortization	$ 84,392	$ 71,913
Interest on lease liabilities	Interest expense, net	19,279	14,608
Operating lease cost[1]	Selling, general and administrative expenses	485,164	437,762
Total lease cost.................		$ 588,835	$ 524,283

(1) Includes short-term leases, variable lease costs and sublease income, which are immaterial.

The future rental payments, inclusive of renewal options that have been included in defining the expected lease term, of our operating and finance lease obligations as of August 31, 2024 having initial or remaining lease terms in excess of one year are as follows:

(in thousands)	Finance Leases	Operating Leases	Total
2025	$ 116,999	$ 391,901	$ 508,900
2026	117,426	424,859	542,285
2027	92,415	404,075	496,490
2028	61,692	375,799	437,491
2029	30,697	344,197	374,894
Thereafter	42,425	2,217,046	2,259,471
Total lease payments	461,654	4,157,877	4,619,531
Less: Interest	(62,213)	(930,848)	(993,061)
Present value of lease liabilities	$ 399,441	$ 3,227,029	$ 3,626,470

The following table summarizes the Company's lease term and discount rate assumptions:

	August 31, 2024
Weighted-average remaining lease term in years, inclusive of renewal options that are reasonably certain to be exercised:	
Finance leases – real estate	21
Finance leases – vehicles	4
Operating leases	12
Weighted-average discount rate:	
Finance leases – real estate	3.90 %
Finance leases – vehicles	5.17 %
Operating leases	4.13 %

Cash paid for amounts included in the measurement of operating lease liabilities of $362.5 million and $335.2 million was reflected in cash flows from operating activities in the consolidated statement of cash flows for fiscal years 2024 and 2023, respectively.

As of August 31, 2024, the Company has entered into additional leases which have not yet commenced and are therefore not part of the right-of-use asset and liability. These leases have undiscounted future payments of approximately $58.9 million and $26.0 million for real estate and vehicles, respectively, and will commence when the Company obtains possession of the underlying leased asset. Commencement dates are expected to be from fiscal 2025 to fiscal 2026.

Note E – Income Taxes

The components of operating income before income taxes are as follows:

	Year Ended		
(in thousands)	August 31, 2024	August 26, 2023	August 27, 2022
Domestic	$ 2,663,148	$ 2,621,714	$ 2,429,262
International	673,982	545,900	649,829
	$ 3,337,130	$ 3,167,614	$ 3,079,091

The provision for income tax expense consisted of the following:

(in thousands)	Year Ended		
	August 31, 2024	August 26, 2023	August 27, 2022
Current tax provision (benefit):			
Federal	$ 846,176	$ 491,338	$ 341,462
State	54,837	86,687	48,490
International	193,794	154,907	122,381
Purchased tax credits	(368,870)	(68,037)	(48,440)
	725,937	664,895	463,893
Deferred tax provision (benefit):			
Federal	(163,775)	26,858	157,807
State	12,264	(21,847)	34,564
International	(10,616)	(24,126)	(9,719)
Purchased tax credits	110,893	(6,592)	2,942
	(51,234)	(25,707)	185,594
Income tax expense	$ 674,703	$ 639,188	$ 649,487

A reconciliation of the provision for income taxes to the amount computed by applying the federal statutory tax rate to income before income taxes is as follows:

(in thousands)	Year Ended		
	August 31, 2024	August 26, 2023	August 27, 2022
Federal tax at statutory U.S. income tax rate	21.0 %	21.0 %	21.0 %
State income taxes, net	1.6 %	1.6 %	2.1 %
Share-based compensation	(1.9)%	(2.3)%	(1.6)%
US Tax on Non-U.S. Income (Subpart F)	2.9 %	2.5 %	2.3 %
US Tax on Non-U.S. Income (GILTI)	1.2 %	0.8 %	0.8 %
Non-U.S. Permanent Differences	(1.3)%	(1.4)%	(1.5)%
Non-US Rate Differences	1.1 %	0.4 %	1.0 %
Foreign Tax Credits	(2.9)%	(2.3)%	(1.9)%
Other	(1.5)%	(0.1)%	(1.1)%
Effective tax rate	20.2 %	20.2 %	21.1 %

For the year ended August 31, 2024, August 26, 2023, and August 27, 2022, the Company recognized excess tax benefits from stock option exercises of $81.4 million, $92.2 million, and $63.2 million, respectively.

The Company is subject to a tax on global intangible low-taxed income ("GILTI") which is imposed on foreign earnings. The Company has made the election to record this tax as a period cost, thus has not adjusted the deferred tax assets or liabilities of its foreign subsidiaries for this tax.

10-K

Significant components of the Company's deferred tax assets and liabilities were as follows:

(in thousands)	August 31, 2024	August 26, 2023
Deferred tax assets:		
Net operating loss and credit carryforwards	$ 47,030	$ 45,081
Accrued benefits	86,119	82,318
Operating lease liabilities	722,156	698,728
Federal credit carryforwards	131,895	—
Other	102,820	90,897
Total deferred tax assets	1,090,020	917,024
Valuation allowances	(26,922)	(24,940)
Net deferred tax assets	1,063,098	892,084
Deferred tax liabilities:		
Property and equipment	(228,184)	(194,686)
Inventory	(499,022)	(451,360)
Operating lease assets	(660,949)	(652,652)
Other	(38,320)	(43,662)
Deferred tax liabilities	(1,426,475)	(1,342,360)
Net deferred tax liabilities	$ (363,377)	$ (450,276)

For the year ended August 31, 2024, the Company asserts indefinite reinvestment for basis differences and accumulated earnings through fiscal 2020 with respect to its foreign subsidiaries. The Company does not assert permanent reinvestment of fiscal 2021 through current year earnings with respect to its Mexican subsidiaries while maintaining its assertion of indefinite reinvestment of fiscal 2021 through current year earnings of other foreign subsidiaries. Where necessary, taxes resulting from foreign distributions of current and accumulated earnings (e.g., withholding taxes) have been considered in the Company's provision for income taxes.

As of August 31, 2024, we have not recorded incremental income taxes for outside basis differences of $386.7 million in our investments in foreign subsidiaries, as these amounts are indefinitely reinvested in foreign operations. Determining the amount of unrecognized deferred tax liability related to the outside basis differences in these entities is not practicable.

The Organization for Economic Co-operation and Development has issued Pillar Two model rules introducing a new global minimum tax of 15% intended to be effective for our tax periods ending August 30, 2025 and forward. While the U.S. has not yet adopted the Pillar Two rules, various other governments around the world are enacting similar legislation. As currently designed, Pillar Two will ultimately apply to our worldwide operations. There remains uncertainty as to the final Pillar Two model rules. We are continuing to evaluate the Pillar Two rules and their potential impact on future periods, but we do not expect the rules to have a material impact on our effective tax rate.

At August 31, 2024 and August 26, 2023, the Company had net operating loss ("NOL") carryforwards totaling approximately $309.8 million ($37.2 million tax effected) and $314.6 million ($37.2 million tax effected), respectively. Certain NOLs have no expiration date and others will expire, if not utilized, in various years from fiscal 2025 through 2043. At August 31, 2024 and August 26, 2023, the Company had deferred tax assets for income tax credit carryforwards of $141.7 million and $7.9 million, respectively. Income tax credit carryforwards will expire, if not utilized, in various years from fiscal 2025 through 2051.

Pursuant to provisions under the Inflation Reduction Act, enacted in August of 2022, the Company purchased transferable federal tax credits during fiscal year 2024 from various counterparties. Such federal tax credits were purchased at negotiated discounts, resulting in an income tax benefit recorded during the year ended August 31,

2024. Receivables associated with transferable federal tax credits are recorded (netted) within taxes payable and deferred tax liabilities

At August 31, 2024 and August 26, 2023, the Company had a valuation allowance of $26.9 million and $24.9 million, respectively, on deferred tax assets associated with NOL and tax credit carryforwards for which management has determined it is more likely than not that the deferred tax asset will not be realized. Management believes it is more likely than not that the remaining deferred tax assets will be fully realized given the extended carryforward periods referenced.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in thousands)	August 31, 2024	August 26, 2023
Beginning balance	$ 49,487	$ 49,316
Additions based on tax positions related to the current year	5,386	9,416
Additions for tax positions of prior years	5,373	8,012
Reductions for tax positions of prior years	(8,595)	(5,336)
Reductions due to settlements	(8,600)	(6,800)
Reductions due to statute of limitations	(5,065)	(5,121)
Ending balance	$ 37,986	$ 49,487

Included in the August 31, 2024 and the August 26, 2023 balances are $32.1 million and $37.0 million, respectively, of unrecognized tax benefits that, if recognized, would reduce the Company's effective tax rate. The balances above also include amounts of $3.8 million and $8.6 million for August 31, 2024 and August 26, 2023, respectively, that are accounted for as reductions to deferred tax assets for NOL carryforwards and tax credit carryforwards. It is anticipated that in the event the associated uncertain tax positions are disallowed, the NOL carryforwards and tax credit carryforwards would be utilized to settle the liability.

The Company accrues interest on unrecognized tax benefits as a component of income tax expense. Penalties, if incurred, would be recognized as a component of income tax expense. The Company had $11.2 million and $10.1 million accrued for the payment of interest and penalties associated with unrecognized tax benefits at August 31, 2024 and August 26, 2023, respectively.

The Company files U.S. federal, U.S. state and local, and international income tax returns. With few exceptions, the Company is no longer subject to U.S. federal, U.S. state and local, or Non-U.S. examinations by tax authorities for fiscal year 2020 and prior. The Company is typically engaged in various tax examinations at any given time by U.S. federal, U.S. state and local, and Non-U.S. taxing jurisdictions. As of August 31, 2024, the Company estimates that the amount of unrecognized tax benefits could be reduced by approximately $13.1 million over the next twelve months as a result of tax audit settlements. While the Company believes that it is adequately accrued for possible audit adjustments, the final resolution of these examinations cannot be determined at this time and could result in final settlements that differ from current estimates.

Note F – Supplier Financing Programs

The Company has arrangements with third-party financial institutions to confirm invoice balances owed by the Company to certain suppliers and pay the financial institutions the confirmed amounts on the invoice due dates. These arrangements allow the Company's inventory suppliers, at their sole discretion, to enter into agreements directly with these financial institutions to finance the Company's obligations to the suppliers at terms negotiated between the suppliers and the financial institutions. Supplier participation is optional and our obligations to our suppliers, including the amount and dates due, are not impacted by our suppliers' decision to enter into an agreement with a third-party financial institution. As of August 31, 2024 and August 26, 2023, the Company had supplier obligations outstanding that had been confirmed under these arrangements of $4.9 billion and $4.8 billion, respectively, which are included in Accounts payable and $226.7 million and $224.8 million, respectively, which are included in Other long-term liabilities in the Condensed Consolidated Balance Sheets.

Note G – Accrued Expenses and Other

Accrued expenses and other consisted of the following:

(in thousands)		August 31, 2024		August 26, 2023
Accrued compensation, related payroll taxes and benefits	$	291,728	$	343,379
Property, sales and other taxes		190,317		165,731
Finance lease liabilities		115,559		86,916
Medical and casualty insurance claims (current portion)		107,877		127,624
Accrued interest		88,590		54,493
Accrued gift cards		58,529		59,254
Accrued sales and warranty returns		46,794		43,355
Other		161,352		120,089
	$	1,060,746	$	1,000,841

The Company retains a significant portion of the insurance risks associated with workers' compensation, general, product liability, property and vehicle insurance. A portion of these self-insured losses is managed through a wholly owned insurance captive. The Company maintains certain levels for stop-loss coverage for each self-insured plan in order to limit its liability for large claims. The retained limits per claim type are $2.0 million for workers' compensation, $7.5 million for auto liability, $21.5 million for property and $2.0 million for general and product liability.

Note H – Litigation

The Company is involved in various legal proceedings incidental to the conduct of its business, including, but not limited to, claims and allegations related to wage and hour violations, unlawful termination, employment practices, product liability, privacy and cybersecurity, environmental matters, intellectual property rights or regulatory compliance. The Company does not currently believe that, either individually or in the aggregate, these matters will result in liabilities material to the Company's financial condition, results of operations or cash flows.

Note I – Financing

The Company's debt consisted of the following:

(in thousands)	August 31, 2024	August 26, 2023
3.125% Senior Notes due April 2024, effective interest rate 3.32%	$ —	$ 300,000
3.250% Senior Notes due April 2025, effective interest rate 3.36%	400,000	400,000
3.625% Senior Notes due April 2025, effective interest rate 3.78%	500,000	500,000
3.125% Senior Notes due April 2026, effective interest rate 3.28%	400,000	400,000
5.050% Senior Notes due July 2026, effective interest rate 5.09%	450,000	450,000
3.750% Senior Notes due June 2027, effective interest rate 3.83%.	600,000	600,000
4.500% Senior Notes due February 2028, effective interest rate 4.43%	450,000	450,000
6.250% Senior Notes due November 2028, effective interest rate 6.46%.	500,000	—
3.750% Senior Notes due April 2029, effective interest rate 3.86%	450,000	450,000
5.100% Senior Notes due July 2029, effective interest rate 5.30%	600,000	—
4.000% Senior Notes due April 2030, effective interest rate 4.09%	750,000	750,000
1.650% Senior Notes due January 2031, effective interest rate 2.19%	600,000	600,000
4.750% Senior Notes due August 2032, effective interest rate 4.76%	750,000	750,000
4.750% Senior Notes due February 2033, effective interest rate 4.70%	550,000	550,000
5.200% Senior Notes due August 2033, effective interest rate 5.22%	300,000	300,000
6.550% Senior Notes due November 2033, effective interest rate 6.71%.	500,000	—
5.400% Senior Notes due July 2034, effective interest rate 5.54%	700,000	—
Commercial paper, weighted average interest rate 5.40% at August 31, 2024 and 5.43% at August 26, 2023.	580,000	1,209,600
Total debt before discounts and debt issuance costs	9,080,000	7,709,600
Less: Discounts and debt issuance costs	55,619	41,051
Long-term debt	$ 9,024,381	$ 7,668,549

On November 15, 2021, the Company amended and restated its existing revolving credit facility (the "Revolving Credit Agreement") pursuant to which the Company's borrowing capacity was increased from $2.0 billion to $2.25 billion and the maximum borrowing under the Revolving Credit Agreement may, at the Company's option, subject to lenders approval, be increased from $2.25 billion to $3.25 billion. On November 15, 2022, the Company amended the Revolving Credit Agreement, extending the termination date by one year. As amended, the Revolving Credit Agreement will terminate, and all amounts borrowed will be due and payable, on November 15, 2027, but the Company may make one additional request to extend the termination date for an additional period of one year. Revolving borrowings under the Revolving Credit Agreement may be base rate loans, SOFR loans, or a combination of both, at AutoZone's election. The Revolving Credit Agreement includes (i) a $75 million sublimit for swingline loans, (ii) a $50 million individual issuer letter of credit sublimit and (iii) a $250 million aggregate sublimit for all letters of credit.

Under the Company's Revolving Credit Agreement, covenants include restrictions on liens, a maximum debt to earnings ratio, a minimum fixed charge coverage ratio and a change of control provision that may require acceleration of the repayment obligations under certain circumstances.

As of August 31, 2024, the Company had no outstanding borrowings and $1.8 million of outstanding letters of credit under the Revolving Credit Agreement.

The Revolving Credit Agreement requires that the Company's consolidated interest coverage ratio as of the last day of each quarter shall be no less than 2.5:1. This ratio is defined as the ratio of (i) consolidated earnings before interest, taxes and rents to (ii) consolidated interest expense plus consolidated rents. The Company's consolidated interest coverage ratio as of August 31, 2024 was 5.4:1.

As of August 31, 2024, the $580 million of commercial paper borrowings, the $400 million 3.250% Senior Notes due April 2025 and the $500 million 3.625% Senior Notes due April 2025 were classified as long-term in the accompanying Consolidated Balance Sheets as the Company currently has the ability and intent to refinance them on a long-term basis through available capacity in its Revolving Credit Agreement. As of August 31, 2024, the Company had $2.2 billion of availability under its Revolving Credit Agreement, without giving effect to commercial paper borrowings, which would allow the Company to replace these short-term obligations with a long-term financing facility.

On April 18, 2024, the Company repaid its outstanding $300 million 3.125% Senior Notes due April 2024.

On July 17, 2023, the Company repaid its outstanding $500 million 3.125% Senior Notes due July 2023.

On January 17, 2023, the Company repaid its outstanding $300 million 2.875% Senior Notes due January 2023.

On January 18, 2022, the Company repaid the $500 million 3.700% Senior Notes due April 2022, which were callable at par in January 2022.

On June 28, 2024, the Company issued $600 million in 5.100% Senior Notes due July 2029 and $700 million 5.400% Senior Notes due July 2034 under the automatic shelf registration statement on Form S-3, filed with the SEC on July 19, 2022 (File No. 333-266209) (the "2022 Shelf Registration Statement"). The 2022 Shelf Registration Statement allows us to sell an indeterminate amount in debt securities to fund general corporate purposes, including repaying, redeeming or repurchasing outstanding debt and for working capital, capital expenditures, new store or distribution center openings, stock repurchases and acquisitions. Proceeds from the debt issuance were used to repay a portion of our outstanding commercial paper borrowings and for other general corporate purposes.

On October 25, 2023, the Company issued $500 million in 6.250% Senior Notes due November 2028 and $500 million 6.550% Senior Notes due November 2033 under the 2022 Shelf Registration Statement. Proceeds from the debt issuance were used for general corporate purposes.

On July 21, 2023, the Company issued $450 million in 5.050% Senior Notes due July 2026 and $300 million in 5.200% Senior Notes due August 2033 under the 2022 Shelf Registration Statement. Proceeds from the debt issuance were used for general corporate purposes.

On January 27, 2023, the Company issued $450 million in 4.500% Senior Notes due February 2028 and $550 million in 4.750% Senior Notes due February 2033 under the 2022 Shelf Registration Statement. Proceeds from the debt issuance were used to repay a portion of the Company's outstanding commercial paper borrowings and for other general corporate purposes.

On August 1, 2022, the Company issued $750 million in 4.750% Senior Notes due August 2032 under the 2022 Shelf Registration Statement. Proceeds from the debt issuance were used to repay a portion of the outstanding commercial paper borrowings and for other general corporate purposes.

The Senior Notes contain a provision that repayment of the Senior Notes may be accelerated if the Company experiences a change in control (as defined in the agreements). The Company's borrowings under its senior notes contain minimal covenants, primarily restrictions on liens. All of the repayment obligations under its borrowing arrangements may be accelerated and come due prior to the scheduled payment date if covenants are breached or an event of default occurs. Interest for Senior Notes is paid on a semi-annual basis.

The Company also maintains a letter of credit facility that allows it to request the participating bank to issue letters of credit on its behalf up to an aggregate amount of $25 million. The letter of credit facility is in addition to the letters of credit that may be issued under the Revolving Credit Agreement and expired in June 2022. On May 16, 2022, the Company amended and restated the letter of credit facility to, among other things, extend the facility through June 2025. As of August 31, 2024, the Company had no letters of credit outstanding under the letter of credit facility.

In addition to the outstanding letters of credit issued under the committed facility discussed above, the Company had $141.6 million in letters of credit outstanding as of August 31, 2024. These letters of credit have various maturity dates and were issued on an uncommitted basis. As of August 31, 2024, the Company was in compliance with all covenants related to its borrowing arrangements.

The fair value of the Company's debt was estimated at $9.0 billion as of August 31, 2024, and $7.3 billion as of August 26, 2023, based on the quoted market prices for the same or similar issues or on the current rates available to the Company for debt of the same terms (Level 2). Such fair value is greater than the carrying value of debt by $3.5 million and less than the carrying value of debt by $406.6 million at August 31, 2024 and August 26, 2023, respectively. This amount reflects face amount, adjusted for any unamortized debt issuance costs and discounts.

All of the Company's debt is unsecured. Scheduled maturities of debt are as follows:

(in thousands)	Scheduled Maturities
2025	$ 1,480,000
2026	850,000
2027	600,000
2028	450,000
2029	1,550,000
Thereafter	4,150,000
Subtotal	9,080,000
Discount and debt issuance costs	55,619
Total Debt	$ 9,024,381

Note J – Interest Expense

Net interest expense consisted of the following:

	Year Ended		
(in thousands)	August 31, 2024	August 26, 2023	August 27, 2022
Interest expense	$ 465,191	$ 320,121	$ 198,883
Interest income	(11,312)	(12,054)	(6,048)
Capitalized interest	(2,301)	(1,695)	(1,197)
	$ 451,578	$ 306,372	$ 191,638

Note K – Stock Repurchase Program

During 1998, the Company announced a program permitting the Company to repurchase a portion of its outstanding shares not to exceed a dollar maximum established by the Company's Board of Directors. The Board voted to increase the repurchase authorization by $2.0 billion on December 20, 2023 and $1.5 billion on June 19, 2024, bringing the total authorization to $39.2 billion. Previously, the Board voted to increase the authorization by $4.5 billion in fiscal 2023 and $5.0 billion in fiscal 2022. The Company has $2.2 billion remaining under the Board's authorization to repurchase its common stock.

10-K

The Company's share repurchase activity consisted of the following:

(in thousands)	Year Ended		
	August 31, 2024	August 26, 2023	August 27, 2022
Amount.	$ 3,170,320	$ 3,723,289	$ 4,359,991
Shares	1,149	1,524	2,220

During fiscal year 2024, the Company retired 1.7 million shares of treasury stock which had previously been repurchased under the Company's share repurchase program. The retirement increased Retained deficit by $4.1 billion and decreased Additional paid-in capital by $142.4 million. During the comparable prior year period, the Company retired 2.1 million shares of treasury stock, which increased Retained deficit by $4.2 billion and decreased Additional paid-in capital by $143.4 million.

Subsequent to August 31, 2024 and through October 21, 2024, the Company has repurchased 67,677 shares of common stock at an aggregate cost of $212.0 million. Considering the cumulative repurchases through October 21, 2024, the Company has $2.0 billion remaining under the Board's authorization to repurchase its common stock.

Note L – Derivative Financial Instruments

The Company periodically uses derivatives to hedge exposures to interest rates. The Company does not hold or issue financial instruments for trading purposes. For transactions that meet the hedge accounting criteria, the Company formally designates and documents the instrument as a hedge at inception and quarterly thereafter assesses the hedges to ensure they are effective in offsetting changes in the cash flows of the underlying exposures. Derivatives are recorded in the Company's Consolidated Balance Sheet at fair value, determined using available market information or other appropriate valuation methodologies. In accordance with ASC Topic 815, *Derivatives and Hedging*, to the extent our derivatives are effective in offsetting the variability of the hedged cash flows, changes in the derivatives' fair value are not included in current earnings but are included in Accumulated Other Comprehensive Loss, net of tax.

At August 31, 2024, the Company had $10.6 million (excluding the impact of deferred taxes) recorded in Accumulated Other Comprehensive Loss related to net realized losses associated with terminated interest rate swap and treasury rate lock derivatives which were designated as hedging instruments. Net losses are amortized into Interest expense over the remaining life of the associated debt. During fiscal 2024 and 2023, the Company reclassified $2.3 million and $2.8 million of net losses from Accumulated Other Comprehensive Loss to Interest expense, respectively. The Company expects to reclassify $2.3 million of net losses from Accumulated Other Comprehensive Loss to Interest expense over the next 12 months.

Note M – Accumulated Other Comprehensive Loss

Accumulated Other Comprehensive Loss includes certain adjustments to foreign currency translation adjustments, certain activity for interest rate swaps and treasury rate locks that qualify as cash flow hedges and unrealized gains (losses) on available-for-sale marketable debt securities. Changes in Accumulated Other Comprehensive Loss consisted of the following:

(in thousands)	Foreign Currency[1]	Net Unrealized Gain (Loss) on Securities	Derivatives	Total
Balance at August 27, 2022	$ (280,190)	$ (2,171)	$ (18,175)	$ (300,536)
Other Comprehensive Income before reclassifications	103,633	472	3,635	107,740
Amounts reclassified from Accumulated Other Comprehensive Loss[2]	—	(152)	2,112	1,960
Balance at August 26, 2023	(176,557)	(1,851)	(12,428)	(190,836)
Other Comprehensive (Loss) Income before reclassifications	(174,715)	2,179	—	(172,536)
Amounts reclassified from Accumulated Other Comprehensive Loss[2]	—	(28)	1,782	1,754
Balance at August 31, 2024	$ (351,272)	$ 300	$ (10,646)	$ (361,618)

(1) Foreign currency is shown net of U.S. tax to account for foreign currency impacts of certain undistributed non-U.S. subsidiaries earnings. Other foreign currency is not shown net of additional U.S. tax as other basis differences of non-U.S. subsidiaries are intended to be permanently reinvested.
(2) Amounts shown are net of taxes/tax benefits.

Note N – 401(k) Savings Plan

The Company has a 401(k) plan that covers all domestic employees who meet the plan's participation requirements. The plan features include Company matching contributions, immediate 100% vesting of Company contributions and a savings option up to 25% of qualified earnings. The Company makes matching contributions, per pay period, up to a specified percentage of employees' contributions as approved by the Board. The Company made matching contributions to employee accounts in connection with the 401(k) plan of $39.0 million in fiscal 2024, $37.3 million in fiscal 2023 and $37.9 million in fiscal 2022.

Note O – Share-Based Plans

The Company has several active and inactive equity incentive plans under which the Company has been authorized to grant share-based awards to key employees and non-employee directors. Awards under these plans have been in the form of restricted stock, restricted stock units, stock options, stock appreciation rights and other awards as defined by the plans. The Company also has an Employee Stock Purchase Plan that allows employees to purchase Company shares at a discount subject to certain limitations. The Company also has an Executive Stock Purchase Plan which permits all eligible executives to purchase AutoZone's common stock using up to twenty-five percent of his or her annual salary and bonus.

Amended and Restated AutoZone, Inc. 2011 Equity Incentive Award Plan
On December 15, 2010, the Company's stockholders approved the 2011 Equity Incentive Award Plan (the "2011 Plan"), allowing the Company to provide equity-based compensation to non-employee directors and employees for their service to AutoZone or its subsidiaries or affiliates. Prior to the Company's adoption of the 2011 Plan, equity-based compensation was provided to employees under the 2006 Stock Option Plan and to non-employee directors under the 2003 Director Compensation Plan (the "2003 Comp Plan").

During fiscal 2016, the Company's stockholders approved the Amended and Restated AutoZone, Inc. 2011 Equity Incentive Award Plan (the "Amended 2011 Equity Plan"). The Amended 2011 Equity Plan imposes a maximum limit on the compensation, measured as the sum of any cash compensation and the aggregate grant date fair value of awards granted under the Amended 2011 Equity Plan, which may be paid to non-employee directors for such service during any calendar year. The Amended 2011 Equity Plan also applies a ten-year term on the Amended 2011 Equity Plan through December 16, 2025 and extends the Company's ability to grant incentive stock options under the Amended 2011 Equity Plan through October 7, 2025.

AutoZone, Inc. 2020 Omnibus Incentive Award Plan
On December 16, 2020, the Company's stockholders approved the AutoZone, Inc. 2020 Omnibus Incentive Award Plan (the "2020 Omnibus Plan"), which serves as the successor to the Amended 2011 Equity Plan. The 2020 Omnibus Plan provides equity-based compensation to our non-employee directors and employees for their service to AutoZone or our subsidiaries or affiliates. Under the 2020 Omnibus Plan, participants may receive equity-based compensation in the form of stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalents, deferred stock, stock payments, performance based awards, cash based awards and other incentive awards structured by the Compensation Committee and the Board within parameters set forth in the 2020 Omnibus Plan.

AutoZone, Inc. Director Compensation Program
Under the Company's Director Compensation Program (the "Program"), non-employee directors will receive their compensation in awards of restricted stock units under the 2020 Omnibus Plan, with an option for a certain portion of a director's compensation to be paid in cash at the non-employee director's election. Under the Program, restricted stock units are granted on January 1 of each year (the "Grant Date"). The number of restricted stock units is determined by dividing the amount of the annual retainer by the fair market value of the shares of common stock as of the Grant Date. The restricted stock units are fully vested on the date of grant and are paid in shares of the Company's common stock on the first or the fifth anniversary of the Grant Date (at the Director's election) or if sooner, the date the non-employee director ceases to be a member of the Board ("Separation from Service"). The cash portion of the award, if elected, is paid ratably over each calendar quarter.

Total share-based compensation expense (a component of Operating, selling, general and administrative expenses) was $106.2 million, $93.1 million and $70.6 million for fiscal 2024, 2023 and 2022, respectively.

General terms and methods of valuation for the Company's share-based awards are as follows:

Stock Options
The Company grants options to purchase common stock to certain of its employees under the 2020 Omnibus Plan at prices equal to the market value of the stock on the date of grant. Options have a term of ten years from grant date. Option-vesting periods range from four to five years, with the vast majority of options vesting ratably over four years. Options generally have 90 days after the service relationship ends, or one year after death, to exercise all vested options, unless retirement provisions are met. The fair value of each option grant is separately estimated for each vesting date. The fair value of each option is amortized into compensation expense on a straight-line basis over the requisite service period, less estimated forfeitures. Employees who meet the qualified retirement provisions under the 2020 Omnibus Plan are assumed to have a 0% forfeiture rate. All other employee grants assume a 10% forfeiture rate, which is based on historical experience.

The Company has estimated the fair value of all stock option awards as of the date of the grant by applying the Black-Scholes-Merton multiple-option pricing valuation model. The following table presents the weighted average for key assumptions used in determining the fair value of options granted and the related share-based compensation expense:

	Year Ended		
	August 31, 2024	August 26, 2023	August 27, 2022
Expected price volatility	29 %	29 %	28 %
Risk-free interest rate	4.7 %	3.8 %	1.1 %
Weighted average expected lives (in years)	5.5	5.5	5.6
Forfeiture rate	7 %	10 %	10 %
Dividend yield	0 %	0 %	0 %

The following methodologies were applied in developing the assumptions used in determining the fair value of options granted:

Expected price volatility – This is a measure of the amount by which a price has fluctuated or is expected to fluctuate. The Company uses actual historical changes in the market value of its stock to calculate the volatility assumption as it is management's belief that this is the best indicator of future volatility. The Company calculates daily market value changes from the date of grant over a past period representative of the expected life of the options to determine volatility. An increase in the expected volatility will increase compensation expense.

Risk-free interest rate – This is the U.S. Treasury rate for the week of the grant having a term equal to the expected life of the option. An increase in the risk-free interest rate will increase compensation expense.

Expected lives – This is the period of time over which the options granted are expected to remain outstanding and is based on historical experience. Separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. Options granted have a maximum term of ten years. An increase in the expected life will increase compensation expense.

Forfeiture rate – This is the estimated percentage of options granted that are expected to be forfeited or canceled before becoming fully vested. This estimate is based on historical experience at the time of valuation and reduces expense ratably over the vesting period. An increase in the forfeiture rate will decrease compensation expense. This estimate is evaluated periodically based on the extent to which actual forfeitures differ, or are expected to differ, from the previous estimate.

Dividend yield – The Company has not made any dividend payments nor does it have plans to pay dividends in the foreseeable future. An increase in the dividend yield will decrease compensation expense.

The weighted average grant date fair value per share of options granted was $922.10, $764.68 and $463.45 during fiscal 2024, 2023 and 2022, respectively. The intrinsic value of options exercised was $424.5 million, $424.6 million and $282.7 million in fiscal 2024, 2023 and 2022, respectively. The total fair value of options vested was $67.0 million, $47.9 million and $39.3 million in fiscal 2024, 2023 and 2022, respectively.

10-K

The Company generally issues new shares when options are exercised. The following table summarizes information about stock option activity for the year ended August 31, 2024:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term *(in years)*	Aggregate Intrinsic Value *(in thousands)*
Outstanding – August 26, 2023	1,027,588	$ 1,180.39		
Granted	139,534	2,577.52		
Exercised	(209,829)	799.06		
Forfeited/Cancelled	(33,450)	1,884.80		
Outstanding – August 31, 2024	923,843	1,452.52	5.96	$ 1,597,289
Exercisable	589,743	1,054.66	4.73	1,254,276
Expected to vest	321,772	2,148.75	8.13	332,305
Available for future grants	722,644			

As of August 31, 2024, total unrecognized share-based compensation expense related to stock options, net of estimated forfeitures, was approximately $103.6 million, before income taxes, and will be recognized over an estimated weighted average period of 2.9 years.

Restricted Stock Units

Restricted stock unit awards are valued at the market price of a share of the Company's stock on the date of grant and vest ratably on an annual basis over a four-year service period and are payable in shares of common stock on the vesting date. Compensation expense for grants of employee restricted stock units is recognized on a straight-line basis over the four-year service period, less estimated forfeitures, which are consistent with stock option forfeiture assumptions.

As of August 31, 2024, total unrecognized stock-based compensation expense related to nonvested restricted stock unit awards, net of estimated forfeitures, was approximately $6.8 million, before income taxes, which we expect to recognize over an estimated weighted average period of 2.4 years.

Transactions related to restricted stock units for the fiscal year ended August 31, 2024 are as follows:

	Number of Shares	Weighted-Average Grant Date Fair Value
Nonvested at August 26, 2023	8,133	$ 1,572.87
Granted	3,173	2,560.56
Vested	(4,781)	1,614.94
Forfeited	(1,015)	2,144.26
Nonvested at August 31, 2024	5,510	$ 1,999.92

Stock Appreciation Rights

At August 31, 2024 and August 26, 2023, the Company had $15.3 million and $11.8 million, respectively of accrued compensation expense. There were 4,822 outstanding units issued under the 2003 Comp Plan and prior plans. As directors retire, this balance will be reduced. No additional shares of stock or units will be issued in future years under the 2003 Comp Plan or prior plans.

Employee Stock Purchase Plan and Executive Stock Purchase Plan

The Company recognized $3.1 million, $2.5 million and $3.2 million in compensation expense related to the discount on the selling of shares to employees and executives under the various share purchase plans in fiscal 2024, 2023 and 2022, respectively. Under the Employee Plan, 5,000, 5,183 and 6,238 shares were sold to employees in fiscal 2024, 2023 and 2022, respectively. The Company repurchased 4,886 shares in fiscal 2022 at market value from employees electing to sell their stock. Purchases under the Executive Plan were 540, 689 and 709 shares in fiscal 2024, 2023 and 2022, respectively. Issuances of shares under the Employee Plan are netted against repurchases and such repurchases are not included in share repurchases disclosed in "Note K – Stock Repurchase Program." At August 31, 2024, 117,341 shares of common stock were reserved for future issuance under the Employee Plan, and 232,426 shares of common stock were reserved for future issuance under the Executive Plan.

Note P – Commitments and Contingencies

Construction commitments, primarily for new stores, totaled approximately $103.8 million at August 31, 2024.

The Company had $143.4 million in outstanding standby letters of credit and $48.9 million in surety bonds as of August 31, 2024, which all have expiration periods of less than one year. A substantial portion of the outstanding standby letters of credit (which are primarily renewed on an annual basis) and surety bonds are used to cover reimbursement obligations to our workers' compensation carriers. There are no additional contingent liabilities associated with these instruments as the underlying liabilities are already reflected in the Consolidated Balance Sheets. The standby letters of credit and surety bonds arrangements have automatic renewal clauses.

The Company has entered into agreements to make capital contributions to certain tax credit instruments upon the completion of project milestones. As of August 31, 2024, the Company had commitments to make certain additional capital contributions to these tax credit instruments totaling $49.3 million in fiscal 2025.

Note Q – Segment Reporting

The Company's primary operating segments (Domestic Auto Parts, Mexico and Brazil) are aggregated as one reportable segment: Auto Parts Stores. The criteria the Company used to identify the reportable segment are primarily the nature of the products the Company sells and the operating results that are regularly reviewed by the Company's chief operating decision maker to make decisions about the resources to be allocated to the business units and to assess performance. The accounting policies of the Company's reportable segment are the same as those described in "Note A – Significant Accounting Policies."

The Auto Parts Stores segment is the leading retailer and distributor of automotive parts and accessories through the Company's 7,353 stores in the U.S., Mexico and Brazil. Each store carries an extensive product line for cars, sport utility vehicles, vans and light duty trucks, including new and remanufactured automotive hard parts, maintenance items, accessories and non-automotive products.

The Other category reflects business activities of two operating segments that are not separately reportable due to the materiality of these operating segments. The operating segments include ALLDATA, which produces, sells and maintains diagnostic, repair, collision and shop management software used in the automotive repair industry and E-commerce, which includes direct sales to customers through www.autozone.com for sales that are not fulfilled by local stores.

The Company evaluates its reportable segment primarily on the basis of net sales and segment profit, which is defined as gross profit. The following table shows segment results for the following fiscal years:

(in thousands)		Year Ended				
		August 31, 2024		August 26, 2023		August 27, 2022
Net Sales						
Auto Parts Stores	$	18,151,276	$	17,145,137	$	15,963,196
Other		338,992		312,072		289,034
Total	$	18,490,268	$	17,457,209	$	16,252,230
Segment Profit						
Auto Parts Stores	$	9,616,098	$	8,885,403	$	8,301,234
Other		200,954		185,019		171,416
Gross profit		9,817,052		9,070,422		8,472,650
Operating, selling, general and administrative expenses		(6,028,344)		(5,596,436)		(5,201,921)
Interest expense, net		(451,578)		(306,372)		(191,638)
Income before income taxes	$	3,337,130	$	3,167,614	$	3,079,091
Segment Assets:						
Auto Parts Stores	$	16,829,351	$	15,664,891	$	15,060,704
Other		347,187		320,987		214,339
Total	$	17,176,538	$	15,985,878	$	15,275,043
Capital Expenditures:						
Auto Parts Stores	$	1,048,952	$	775,601	$	650,495
Other		23,744		21,056		21,896
Total	$	1,072,696	$	796,657	$	672,391
Auto Parts Stores Sales by Product Grouping:						
Failure	$	8,979,152	$	8,407,690	$	7,801,155
Maintenance items		6,618,494		6,223,620		5,670,278
Discretionary		2,553,630		2,513,827		2,491,763
Auto Parts Stores net sales	$	18,151,276	$	17,145,137	$	15,963,196

The following table presents the Company's net sales disaggregated by geographical area:

	Year Ended		
	August 31, 2024	August 26, 2023	August 27, 2022
United States	88 %	89 %	92 %
Mexico	11 %	10 %	8 %
Brazil	1 %	1 %	— %
Total	100 %	100 %	100 %

The Company's long-lived assets, consisting primarily of property and equipment, net and operating lease right-of-use assets, within the United States were 89%, 88% and 91% in fiscal years 2024, 2023 and 2022, respectively. No individual country outside of the United States had long-lived assets that were material to the consolidated totals.

Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of August 31, 2024, an evaluation was performed under the supervision and with the participation of AutoZone's management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as amended. Based on that evaluation, our management, including the Chief Executive Officer and the Chief Financial Officer, concluded that our disclosure controls and procedures were effective as of August 31, 2024.

Internal Control Over Financial Reporting

A report of AutoZone's management on our internal control over financial reporting (as such term defined in Rule 13a-15(f) under the Exchange Act) and a report of Ernst & Young, LLP, an independent registered public accounting firm, on the effectiveness of AutoZone's internal control over financial reporting are included in Part I, Item 8 of this document and is incorporated herein by reference.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the quarter ended August 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of Registered Public Accounting Firm

Our internal control over financial reporting as of August 31, 2024 has been audited by Ernst & Young, LLP, an independent registered public accounting firm, which also audited our Consolidated Financial Statements for the year ended August 31, 2024, as stated in their report included herein, which expresses an unqualified opinion on the effectiveness of our internal control over financial reporting as of August 31, 2024.

Item 9B. Other Information

None. Without limiting the generality of the foregoing, during the quarterly period ended August 31, 2024, no officer or director of the Company adopted or terminated any "Rule 10b5-1 trading agreement" or any "non-Rule 10b5-1 trading arrangement," as each item is defined in Item 408 of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Certain information required by Part III is incorporated by reference from AutoZone's definitive Proxy Statement for the 2024 Annual Meeting of Shareholders to be held on December 18, 2024 (our "Proxy Statement"). Except for those portions specifically incorporated in this Annual Report on Form 10-K by reference to the Proxy Statement, no other portions of the Proxy Statement are deemed to be filed as part of this Annual Report on Form 10-K.

Item 10. Directors, Executive Officers and Corporate Governance

The information set forth in Part I, Item 1 of this document in the section entitled "Information about our Executive Officers," is incorporated herein by reference in response to this item. Additionally, the information contained in AutoZone, Inc.'s Proxy Statement relating to our 2024 Annual Meeting of Shareholders, in the sections entitled "Corporate Governance Matters," "Proposal 1 – Election of Directors" and "Delinquent Section 16(a) Reports," is incorporated herein by reference in response to this item.

The Company has adopted a Code of Ethical Conduct for Financial Executives that applies to its chief executive officer, chief financial officer, chief accounting officer and other financial executives. The Company has made the Code of Ethical Conduct available at www.autozone.com, which can be accessed by clicking "Investor Relations" located at the bottom of the page.

We have adopted insider trading policies and procedures that we believe are reasonably designed to promote compliance with insider trading laws, rules and regulations and applicable listing standards. Our Insider Trading Policy states that our directors, officers, and employees are prohibited from trading in securities of AutoZone and other companies while in possession of material, nonpublic information and also that our employees are prohibited from disclosing material, nonpublic information of AutoZone or another publicly traded company to others who may trade on the basis of that information. Additionally, our policy also describes the Company's procedures relating to quarterly and non-routine quiet periods during which time directors, officers and designated employees are prohibited from entering into certain transactions involving AutoZone securities. In addition, directors and officers of the company are required, in all circumstances, to obtain prior approval of transactions involving AutoZone securities. The foregoing summary of our insider trading policies and procedures does not purport to be complete and is qualified by reference to our Insider Trading Policy filed as an exhibit to this Annual Report on Form 10-K.

Item 11. Executive Compensation

The information contained in AutoZone, Inc.'s Proxy Statement relating to our 2024 Annual Meeting of Shareholders, in the section entitled "Executive Compensation," is incorporated herein by reference in response to this item.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information contained in AutoZone, Inc.'s Proxy Statement relating to our 2024 Annual Meeting of Shareholders, in the sections entitled "Security Ownership of Management and Board of Directors," "Security Ownership of Certain Beneficial Owners" and "Equity Compensation Plans" is incorporated herein by reference in response to this item.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information contained in AutoZone, Inc.'s Proxy Statement relating to our 2024 Annual Meeting of Shareholders, in the sections entitled "Related Party Transactions" and "Corporate Governance Matters – Independence" is incorporated herein by reference in response to this item.

Item 14. Principal Accounting Fees and Services

The information contained in AutoZone, Inc.'s Proxy Statement relating to our 2024 Annual Meeting of Shareholders, in the section entitled "Proposal 2 – Ratification of Independent Registered Public Accounting Firm," is incorporated herein by reference in response to this item.

10-K

10-K

PART IV

Item 15. Exhibits and Financial Statement Schedules

The following information required under this item is filed as part of this report.

(a) Financial Statements

The following financial statements, related notes and reports of independent registered public accounting firm are filed with this Annual Report on Form 10-K in Part II, Item 8:

Reports of Independent Registered Public Accounting Firm
Consolidated Statements of Income for the fiscal years ended August 31, 2024, August 26, 2023 and August 27, 2022
Consolidated Statements of Comprehensive Income for the fiscal years ended August 31, 2024, August 26, 2023 and August 27, 2022
Consolidated Balance Sheets as of August 31, 2024 and August 26, 2023
Consolidated Statements of Cash Flows for the fiscal years ended August 31, 2024, August 26, 2023 and August 27, 2022
Consolidated Statements of Stockholders' Deficit for the fiscal years ended August 31, 2024, August 26, 2023 and August 27, 2022
Notes to Consolidated Financial Statements

(b) Exhibits

The following exhibits are being filed herewith:

3.1 Restated Articles of Incorporation of AutoZone, Inc. Incorporated by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q for the quarter ended February 13, 1999.

3.2 Eighth Amended and Restated By-Laws of AutoZone, Inc. Incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K dated March 23, 2023.

4.1 Indenture dated as of August 8, 2003, between AutoZone, Inc. and Bank One Trust Company, N.A. Incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-3 (No. 333-107828) filed August 11, 2003.

4.2 Agreement of Resignation, Appointment and Acceptance by and among AutoZone, Inc., The Bank of New York Mellon Trust Company, N.A., as prior Trustee, and Regions Bank, as successor Trustee, dated January 29, 2019. Incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-3 (No. 333-230719), filed April 4, 2019).

4.3 Officers' Certificate dated April 29, 2015, pursuant to Section 3.2 of the Indenture dated August 8, 2003, setting forth the terms of the 3.250% Senior Notes due 2025. Incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K dated April 29, 2015.

4.4 Form of 3.250% Senior Notes due 2025. Incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K dated April 29, 2015.

4.5 Officers' Certificate dated April 21, 2016, pursuant to Section 3.2 of the Indenture dated August 8, 2003, setting forth the terms of the 3.125% Senior Notes due 2026. Incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K dated April 21, 2016.

4.6   Form 3.125% Senior Notes due 2026. Incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K dated April 21, 2016.

4.7   Officers' Certificate dated April 18, 2017, pursuant to Section 3.2 of the Indenture dated August 8, 2003, setting forth the terms of the 3.750% Senior Notes due 2027. Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K dated April 18, 2017.

4.8   Form of 3.750% Senior Notes due 2027. Incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K dated April 18, 2017.

4.9   Officers' Certificate dated April 18, 2019, pursuant to Section 3.2 of the Indenture dated August 8, 2003, setting forth the terms of the 3.125% Senior Notes due 2024. Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K dated April 18, 2019.

4.10   Officers' Certificate dated April 18, 2019, pursuant to Section 3.2 of the Indenture dated August 8, 2003, setting forth the terms of the 3.750% Senior Notes due 2029. Incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K dated April 18, 2019.

4.11   Form of 3.125% Senior Notes due 2024. Incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K dated April 18, 2019.

4.12   Form of 3.750% Senior Notes due 2029. Incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K dated April 18, 2019.

4.13   Officers' Certificate dated March 30, 2020, pursuant to Section 3.2 of the Indenture, dated August 8, 2003, setting forth the terms of the 3.625% Senior Notes due 2025. Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K dated March 30, 2020.

4.14   Officers' Certificate dated March 30, 2020, pursuant to Section 3.2 of the Indenture, dated August 8, 2003, setting forth the terms of the 4.000% Senior Notes due 2030. Incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K dated March 30, 2020.

4.15   Form of 3.625% Senior Notes due 2025. Incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K dated March 30, 2020.

4.16   Form of 4.000% Senior Notes due 2030. Incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K dated March 30, 2020.

4.17   Form of 4.000% Senior Notes due 2030. Incorporated by reference to Exhibit 4.5 to the Current Report on Form 8-K dated March 30, 2020.

4.18   Form of 1.650% Senior Notes due 2031. Incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K dated August 14, 2020.

4.19   Form of 1.650% Senior Notes due 2031. Incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K dated August 14, 2020.

4.20   Officers' Certificate dated August 14, 2020, pursuant to Section 3.2 of the Indenture, dated August 8, 2003, setting forth the terms of the 1.650% Senior Notes due 2031. Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K dated August 14, 2020.

10-K

4.21   Officers' Certificate dated August 1, 2022, pursuant to Section 3.2 of the Indenture dated August 8, 2003, setting forth the terms of the 4.750% Senior Notes due 2032. Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K dated August 1, 2022.

4.22   Form of 4.750% Senior Notes due 2032. Incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K dated August 1, 2022.

4.23   Officers' Certificate dated January 27, 2023, pursuant to Section 3.2 of the Indenture dated August 8, 2003, setting forth the terms of the 4.500% Senior Notes due 2028. Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K dated January 27, 2023.

4.24   Officers' Certificate dated January 27, 2023, pursuant to Section 3.2 of the Indenture dated August 8, 2003, setting forth the terms of the 4.750% Senior Notes due 2033. Incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K dated January 27, 2023.

4.25   Form of 4.500% Senior Notes due 2028. Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K dated January 27, 2023.

4.26   Form of 4.750% Senior Notes due 2033. Incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K dated January 27, 2023.

4.27   Officers' Certificate dated July 21, 2023, pursuant to Section 3.2 of the Indenture dated August 8, 2003, setting forth the terms of the 5.050% Senior Notes due 2026. Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K dated July 21, 2023.

4.28   Officers' Certificate dated July 21, 2023, pursuant to Section 3.2 of the Indenture dated August 8, 2003, setting forth the terms of the 5.200% Senior Notes due 2033. Incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K dated July 21, 2023.

4.29   Form of 5.050% Note due 2026. Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K dated July 21, 2023.

4.30   Form of 5.200% Note due 2033. Incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K dated July 21, 2023.

4.31   Officers' Certificate dated October 25, 2023, pursuant to Section 3.2 of the Indenture dated August 8, 2003, setting forth the terms of the 6.250% Senior Notes due 2028. Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K dated October 25, 2023.

4.32   Officers' Certificate dated October 25, 2023, pursuant to Section 3.2 of the Indenture dated August 8, 2003, setting forth the terms of the 6.550% Senior Notes due 2033. Incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K dated October 25, 2023.

4.33   Form of 6.250% Note due 2028. Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K dated October 25, 2023.

4.34   Form of 6.550% Note due 2033. Incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K dated October 25, 2023.

4.35   Officers' Certificate dated June 28, 2024, pursuant to Section 3.2 of the Indenture dated August 8, 2003, setting forth the terms of the 5.100% Senior Notes due 2029. Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K dated June 28, 2024.

4.36   Officers' Certificate dated June 28, 2024, pursuant to Section 3.2 of the Indenture dated August 8, 2003, setting forth the terms of the 5.400% Senior Notes due 2034. Incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K dated June 28, 2024.

4.37   Form of 5.100% Note due 2029. Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K dated June 28, 2024.

4.38   Form of 5.400% Note due 2034. Incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K dated June 28, 2024.

4.39   Description of Securities of AutoZone, Inc. Incorporated by reference to Exhibit 4.24 to the Annual Report on Form 10-K dated October 28, 2019.

*10.1   Second Amended and Restated 1998 Director Compensation Plan. Incorporated by reference to Exhibit 10.2 to the Annual Report on Form 10-K for the fiscal year ended August 26, 2000.

*10.2   AutoZone, Inc. 2003 Director Compensation Plan. Incorporated by reference to Appendix D to the definitive proxy statement dated November 1, 2002, for the Annual Meeting of Stockholders held December 12, 2002.

*10.3   Amended and Restated AutoZone, Inc. 2003 Director Compensation Plan. Incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K dated January 4, 2008.

*10.4   Form of non-compete and non-solicitation agreement for Section 16 executive officers and by AutoZone, Inc. Incorporated by reference to Exhibit 10.5 to the Annual Report on Form 10-K for the fiscal year ended August 26, 2023.

*10.5   Agreement dated February 14, 2008, between AutoZone, Inc. and William C. Rhodes, III. Incorporated by reference to Exhibit 99.4 to the Current Report on Form 8-K dated February 15, 2008.

*10.6   AutoZone, Inc. 2011 Equity Incentive Award Plan. Incorporated by reference to Exhibit A to the definitive proxy statement dated October 25, 2010, for the Annual Meeting of Stockholders held December 15, 2010.

*10.7   Form of Letter Agreement dated as of December 14, 2010, amending certain Stock Option Agreements of executive officers. Incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q dated December 16, 2010.

*10.8   Form of Stock Option Agreement under the 2011 Equity Incentive Award Plan. Incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q dated March 17, 2011.

*10.9   Form of Stock Option Agreement under the 2011 Equity Incentive Award Plan for officers effective September 27, 2011. Incorporated by reference to Exhibit 10.37 to the Annual Report on Form 10-K for the fiscal year ended August 27, 2011.

*10.10   AutoZone, Inc. Enhanced Severance Pay Plan. Incorporated by reference to Exhibit 10.12 to the Annual Report on Form 10-K for the fiscal year ended August 27, 2022.

*10.11   Form of Stock Option Agreement under the 2011 Equity Incentive Award Plan for certain executive officers effective September 27, 2011. Incorporated by reference to Exhibit 10.38 to the Annual Report on Form 10-K for the fiscal year ended August 27, 2011.

*10.12   Agreement dated January 2, 2024 with Philip B. Daniele, III. Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K dated January 3, 2024.

*10.13   Amended and Restated AutoZone, Inc. Executive Deferred Compensation Plan dated June 13, 2023. Incorporated by reference to Exhibit 10.13 to the Annual Report on Form 10-K for the Fiscal year ended August 26, 2023.

*10.14   AutoZone, Inc. Director Compensation Program effective January 1, 2022. Incorporated by reference to Exhibit 10.17 to the Annual Report on Form 10-K for the fiscal year ended August 26, 2023.

*10.15   AutoZone, Inc. Director Compensation Program effective January 1, 2024. Incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q dated March 15, 2024.

*10.16   Amended and Restated AutoZone, Inc. 2011 Equity Incentive Award Plan dated December 16, 2015. Incorporated by reference to Exhibit A to the definitive proxy statement dated October 26, 2015, for the Annual Meeting of Stockholders held December 16, 2015.

*10.17   AutoZone, Inc. Sixth Amended and Restated Executive Stock Purchase Plan. Incorporated by reference to Exhibit A to the definitive proxy statement dated October 24, 2016, for the Annual Meeting of Stockholders held December 14, 2016.

*10.18   Form of Restricted Stock Unit Grant Notice and Restricted Stock Unit Award Agreement under the 2011 Equity Incentive Award Plan for officers effective September 27, 2011. Incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q dated December 17, 2018.

*10.19   AutoZone, Inc. 2020 Omnibus Incentive Award Plan. Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K dated December 17, 2020.

*10.20   Form of Grant Notice and Award Agreement for Stock Options granted to Officers under the AutoZone, Inc. 2020 Omnibus Incentive Award Plan. Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K dated December 17, 2020.

*10.21   Form of Grant Notice and Award Agreement for Restricted Stock Units granted to Officers under the AutoZone, Inc. 2020 Omnibus Incentive Award Plan. Incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K dated December 17, 2020.

*10.22   Form of Grant Notice and Award Agreement for Restricted Stock Units granted to Directors under the AutoZone, Inc. 2020 Omnibus Incentive Award Plan. Incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K dated December 17, 2020.

10.23	Fourth Amended and Restated Credit Agreement dated as of November 15, 2021, among AutoZone, Inc. as Borrower, the lenders party thereto and Bank of America, N.A. as Administrative Agent, incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K dated November 16, 2021.
10.24	First Amendment to Credit Agreement, dated as of November 15, 2022, among AutoZone, Inc. as borrower, the lenders party thereto, Bank of America, N.A., as administrative agent, and JPMorgan Chase Bank, N.A., as syndication agent, incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the fiscal quarter ended November 19, 2022.
*10.25	Amendment No. 1 to the AutoZone, Inc. 2020 Omnibus Incentive Award Plan. Incorporated by reference to Exhibit 10.34 to the Annual Report on Form 10-K for the fiscal year ended August 28, 2021.
*10.26	Form of Grant Notice and Award Agreement for Stock Options granted to Officers under the AutoZone, Inc. 2020 Omnibus Incentive Award Plan. Incorporated by reference to Exhibit 10.27 to the Annual Report on Form 10-K for the fiscal year ended August 26, 2023.
*10.27	Form of Grant Notice and Award Agreement for Restricted Stock Units granted to Officers under the AutoZone, Inc. 2020 Omnibus Incentive Award Plan. Incorporated by reference to Exhibit 10.28 to the Annual Report on Form 10-K for the fiscal year ended August 26, 2023.
19.1	AutoZone, Inc. Insider Trading Policy.
21.1	Subsidiaries of the Registrant.
23.1	Consent of Independent Registered Public Accounting Firm.
31.1	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
**32.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350 as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
**32.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350 as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97	AutoZone, Inc. Clawback Policy. Incorporated by reference to Exhibit 97 to the Annual Report on Form 10-K for the fiscal year ended August 26, 2023.
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Document

10-K

101.LAB   Inline XBRL Taxonomy Extension Labels Document

101.PRE   Inline XBRL Taxonomy Extension Presentation Document

101.DEF   Inline XBRL Taxonomy Extension Definition Document

    104   Cover Page Inline XBRL File

*   Management contract or compensatory plan or arrangement.

**   Certificate of Principal Executive Officer furnished pursuant to Item 601(b)(32)(ii) of Regulation S-K.

c) Financial Statement Schedules

Schedules are omitted because the information is not required or because the information required is included in the financial statements or notes thereto.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUTOZONE, INC.

By: /s/ Philip B. Daniele, III

Philip B. Daniele, III
President and Chief Executive Officer
(Principal Executive Officer)

Dated: October 28, 2024

10-K

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

SIGNATURE	TITLE	DATE
/s/ PHILIP B. DANIELE, III Philip B. Daniele, III	President and Chief Executive Officer (Principal Executive Officer)	October 28, 2024
/s/ JAMERE JACKSON Jamere Jackson	Chief Financial Officer (Principal Financial Officer)	October 28, 2024
/s/ J. SCOTT MURPHY J. Scott Murphy	Vice President and Controller (Principal Accounting Officer)	October 28, 2024
/s/ WILLIAM C. RHODES, III William C. Rhodes, III	Executive Chairman	October 28, 2024
/s/ MICHAEL A. GEORGE Michael A. George	Director	October 28, 2024
/s/ LINDA A. GOODSPEED Linda A. Goodspeed	Director	October 28, 2024
/s/ EARL G. GRAVES, JR. Earl, G. Graves, Jr.	Director	October 28, 2024
/s/ ENDERSON GUIMARAES Enderson Guimaraes	Director	October 28, 2024
/s/ BRIAN HANNASCH Brian Hannasch	Director	October 28, 2024
/s/ D. BRYAN JORDAN D. Bryan Jordan	Director	October 28, 2024
/s/ GALE V. KING Gale V. King	Director	October 28, 2024
/s/ GEORGE R. MRKONIC, JR. George R. Mrkonic, Jr.	Director	October 28, 2024
/s/ JILL A. SOLTAU Jill A. Soltau	Director	October 28, 2024

Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

NAME	STATE OR COUNTRY OF ORGANIZATION OR INCORPORATION
ALLDATA LLC	Nevada
AutoZone de México, S. de R.L. de C.V.	Mexico
AutoZone Development LLC	Nevada
AutoZone International Holdings, Inc.	Nevada
AutoZone IP LLC	Nevada
AutoZone Latin America Holdings LLC	Nevada
AutoZone Northeast LLC	Nevada
AutoZone Parts, Inc.	Nevada
AutoZone Stores LLC	Nevada
AutoZone Texas LLC	Nevada
AutoZone West LLC	Nevada
AutoZoners, LLC	Nevada
Riverside Captive Insurance Company	Arizona

In addition, 22 subsidiaries organized in the United States and 26 subsidiaries organized outside of the United States have been omitted as they would not, considered in the aggregate as a single subsidiary, constitute a significant subsidiary as defined by Rule 1-02(w) of Regulation S-X.

10-K

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following Registration Statements:

Registration Statement (Form S-8 No. 333-139559) pertaining to the AutoZone, Inc. 2006 Stock Option Plan

Registration Statement (Form S-8 No. 333-103665) pertaining to the AutoZone, Inc. 2003 Director Compensation Award Plan

Registration Statement (Form S-8 No. 333-42797) pertaining to the AutoZone, Inc. Amended and Restated Employee Stock Purchase Plan

Registration Statement (Form S-8 No. 333-88241) pertaining to the AutoZone, Inc. Amended and Restated Director Compensation Plan

Registration Statement (Form S-8 No. 333-75140) pertaining to the AutoZone, Inc. Executive Stock Purchase Plan

Registration Statement (Form S-3 ASR No. 333-230719) pertaining to a shelf registration to sell debt securities

Registration Statement (Form S-8 No. 333-251506) pertaining to the AutoZone, Inc. 2020 Omnibus Incentive Award Plan

Registration Statement (Form S-8 No. 333-171186) pertaining to the AutoZone, Inc. 2011 Equity Incentive Award Plan

Registration Statement (Form S-3 ASR No. 333-180768) pertaining to a shelf registration to sell debt securities

Registration Statement (Form S-3 ASR No. 333-203439) pertaining to a shelf registration to sell debt securities

Registration Statement (Form S-3 ASR No. 333-266209) pertaining to a shelf registration to sell debt securities;

of our reports dated October 28, 2024, with respect to the consolidated financial statements of AutoZone, Inc. and the effectiveness of internal control over financial reporting of AutoZone, Inc., included in this Annual Report (Form 10-K) of AutoZone, Inc. for the year ended August 31, 2024.

/s/ Ernst & Young LLP

Memphis, Tennessee
October 28, 2024

10-K

Exhibit 31.1

**CERTIFICATION PURSUANT TO
RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Philip B. Daniele, III, certify that:

1. I have reviewed this Annual Report on Form 10-K of AutoZone, Inc. ("registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

October 28, 2024

/s/ PHILIP B. DANIELE, III
Philip B. Daniele, III
President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION PURSUANT TO
RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Jamere Jackson, certify that:

1. I have reviewed this Annual Report on Form 10-K of AutoZone, Inc. ("registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

October 28, 2024

/s/ JAMERE JACKSON
Jamere Jackson
Chief Financial Officer
(Principal Financial Officer)

Exhibit 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of AutoZone, Inc. (the "Company") on Form 10-K for the fiscal year ended August 31, 2024 as filed with the SEC on the date hereof (the "Report"), I, Philip B. Daniele, III, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(i)   the Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934; and

(ii)   the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

October 28, 2024

/s/ PHILIP B. DANIELE, III
_____
Philip B. Daniele, III
President and Chief Executive Officer
(Principal Executive Officer)

10-K

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of AutoZone, Inc. (the "Company") on Form 10-K for the fiscal year ended August 31, 2024, as filed with the SEC on the date hereof (the "Report"), I, Jamere Jackson, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(i)   the Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934; and

(ii)   the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

October 28, 2024

/s/ JAMERE JACKSON
Jamere Jackson
Chief Financial Officer
(Principal Financial Officer)

10-K



Corporate Information

AutoZone's CEO Team

Our CEO Team, made up of all AutoZone's Officers, works tirelessly to support and continue to enhance the AutoZone that exists today. We lead as a team and we win as a team. Through their support and guidance, but most importantly through the commitment and passion of 126,000 AutoZoners, the Company is well positioned for future growth and prosperity.

Officers
Customer Satisfaction

William C. Rhodes, III†
Executive Chairman

Philip B. Daniele, III†
President, CEO

Jamere Jackson†
Chief Financial Officer

Thomas B. Newbern†
Chief Operating Officer

William R. Hackney†
Executive Vice President, Merchandising, Marketing and Supply Chain

Senior Vice Presidents
Customer Satisfaction

Jennifer M. Bedsole†
General Counsel and Secretary

K. Michelle Borninkhof†
Chief Information Officer

Eric S. Gould†
Supply Chain

Domingo J. Hurtado†
International

Kenneth E. Jaycox†
Commercial

Lindsay W. Lehman†
Marketing

Dennis W. LeRiche†
Store Operations

Richard C. Smith†
Human Resources

Vice Presidents
Customer Satisfaction

Curtis L. Allen
Stores

Jarvis D. Allen
Stores

Jennie E. Anderson
Loss Prevention

Doug E. Baldwin
Chief Information Security Officer

Hari Krishna Balusulapalem
Information Technology

Jerry D. Barton
Financial Planning and Analysis

Edward Beltran
Stores

Charles D. Blank
Stores

Mauricio Braz
Presidente
AutoZone de Brasil

Michael B. Campanaro
Information Technology

Brian L. Campbell
Tax, Treasury and Investor Relations

Bailey L. Childress
Merchandise Pricing and Analysis

J. Christopher Coletta
Tax

Amy E. Cox
Internal Audit

Joseph Espinosa
Stores

Christine Esteve
Marketing

Duane M. Findley
Commercial

Priya A. Galante
Assistant General Counsel and Assistant Secretary

Omar Gomez
Stores

Andrew H. Harbin
Distribution

Matthew C. Harmon
Benefits, Compensation and HR Systems

Troy L. Hitchcock
Merchandising

Anna E. Hook
Replenishment

Joshua W. Hughes
Store Development

Manoj Koratty
Chief Technology Officer

Maria M. Leggett
Assistant General Counsel and Assistant Secretary

Luis Guillermo Demis Lemus
Presidente
AutoZone de Mexico

S. Jamey Maki
E-Commerce

Satwinder S. Mangat
President ALLDATA

M. Denise McCullough
Transportation

David E. McKinney
Field Human Resourcess

Jason M. McNeil
Global Sourcing

J. Brett Mullis
Stores

J. Scott Murphy†
Controller

Nathaniel B. Norris
Stores

Cristian Nunez
Stores

Ashley T. Prieto
Merchandising and Visual Merchandising

Lucas John Rauch
Merchandising

Anthony D. Rose, Jr.
Content

Nakul Sarraf
Information Technology

Joe L. Sellers, Jr.
Commercial

Brett L. Shanaman
Store Operations

Grace O. Sharpley
Strategy

Steven M. Stoll
Merchandising

John M. Tippitt
Information Technology

† Required to file under Section 16 of the Securities and Exchange Act of 1934.

Board of Directors

Philip B. Daniele, III
President and CEO
AutoZone, Inc.

Michael A. George [1]
Former President and CEO
Qurate Retail

Linda A. Goodspeed [1,2]
Former Managing Partner and COO
WealthStrategies Financial Advisors

Earl G. Graves, Jr. [†,3*]
President and CEO
Black Enterprise

Enderson Guimaraes [3]
Former President and COO
Laureate Education Inc.

Brian P. Hannasch [2]
Former President and CEO
Alimentation Couche-Tard

D. Bryan Jordan [1*,3]
Chairman, President and CEO
First Horizon Corporation

Gale V. King [2]
Former Executive Vice President &
Chief Administrative Officer
Nationwide Mutual Insurance

George R. Mrkonic, Jr. [1, 2*]
Former Non-Executive Chairman
MARU Group

William C. Rhodes, III
Executive Chairman and
former President and
CEO of AutoZone, Inc.

Jill A. Soltau [3]
Former CEO
J.C. Penney Company, Inc.

(1) Audit Committee (2) Compensation Committee (3) Nominating and Corporate Governance Committee
* Committee Chair
† Lead Director

Transfer Agent and Registrar

Computershare Investor Services
P.O. Box 43069
Providence, RI 02940-3069
(877) 282-1168
(781) 575-2723
www.computershare.com

Annual Meeting

The Annual Meeting of Stockholders of AutoZone, Inc. will be held on Wednesday, December 18, 2024, 8:00 am Central Standard Time. Instructions on how shareholders can attend the annual meeting are provided in the Proxy Statement.

Investor Relations Website

Available at www.autozone.com and click on "Investor Relations" at the bottom of the page

Company Websites

www.autozone.com
www.autozonepro.com
www.alldata.com
www.duralastparts.com

Stock Exchange Listing

New York Stock Exchange
Ticker Symbol: AZO

Auditors

Ernst & Young, LLP
Memphis, Tennessee

Code of Ethical Conduct

Available at www.autozone.com and click on "Investor Relations" at the bottom of the page

Environmental, Social and Governance Report

Available at www.autozone.com and click on "Corporate Responsibility" under About Us at the bottom of the page

Form 10-K / Quarterly Report

Stockholders may obtain, free of charge, a copy of AutoZone's annual report on Form 10-K, its quarterly reports on Form 10-Q as filed with the Securities and Exchange Commission and quarterly press releases by contacting
• Investor Relations
  P.O. Box 2198
  Memphis, TN 38101
• Phoning (901) 495-7185 or
• Emailing investor.relations@autozone.com

Copies of all documents filed by AutoZone with the Securities and Exchange Commission, including Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, are also available at the SEC's EDGAR server at www.sec.gov.

Stockholders of Record

As of October 21, 2024, there were 1,603 stockholders of record, excluding the number of beneficial owners whose shares were represented by security position listing.


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AutoZone®

123 S. Front Street
Memphis, TN 38103-3607
(901) 495-6500
www.autozone.com